.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

April 21, 2025	By: /s/ Octavius Oky Prakarsa
(Signature)

Octavius Oky Prakarsa
Vice President Investor Relation

THEME

Reaching New Heights

The transformation journey of PT Telkom Indonesia (Persero) Tbk (Telkom) through the implementation of the Five Bold Moves (5 BM) strategy has created a significant impact for stakeholders and the Indonesian society. In 2024, Telkom successfully accelerated the execution of the 5 BM strategy across its three core business pillars: digital connectivity (FMC and Infraco), digital platforms (Data Center Co and B2B Digital IT Services), and digital services (DigiCo initiatives).

However, much like climbing a mountain towards the summit, this journey requires hard work, dedication, and precise strategies. The theme Reaching New Heights reflects Telkom's relentless spirit in navigating the dynamic industry landscape with a focus on continuous innovation, operational efficiency, and strong collaboration. Each step taken embodies the aspiration to harness technology as a catalyst for broad-based change.

Through these efforts, Telkom is not only surpassing limits but also paving the way for a more inclusive and sustainable future, contributing to the development of a digital ecosystem for all levels of society, and leading Indonesia towards new heights in the digital economy era.

DISCLAIMER

PT Telkom Indonesia (Persero) Tbk has published this Report as a form of transparency and accountability to present material data and information for our stakeholders. In general, the contents of this Report are derived from internal analysis as well as credible document sources and trustworthy sources. Some parts of this Report contain data and information that are forward-looking statements such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's future operational performance and business conditions. Before being presented in this Report, Telkom has carefully considered the data and information.

However, Telkom understands that risks and uncertainties that are caused by several factors, such as changes in the economic, social, and political conditions in Indonesia may affect future operational performance and business conditions. Consequently, Telkom would like to remind readers that Telkom cannot guarantee that the data and information that comprise this Report’s forward-looking statements are true, accurate, and can be fulfilled entirely.

In addition to publishing this Report, Telkom as a company listed on the New York Stock Exchange (NYSE) is also required to submit SEC Form 20-F as Annual Report to the Securities and Exchange Commission (SEC). Therefore, some of the information in the 2024 Annual Report can also be found in the SEC Form 20-F, although the two Reports are not the same.

The terms of “Telkom” and Company in this Report refer to the parent entity, while the terms of “Telkom and Subsidiaries” or “Telkom and Subsidiaries” or “TelkomGroup” refer to the parent company and its subsidiaries and affiliated entities together. However, the use of the term “Telkom” does not exclude subsidiaries and affiliates from the scope of the contents and discussion of the Report. For the convenience of stakeholders, the electronic document of this 2024 Annual Report can be accessed and downloaded through http://www.telkom.co.id or by scanning the following QR code:

IDX Ticker	: TLKM
NYSE Ticker	: TLK

Telkom stakeholders can submit questions and suggestions to:

Investor Relations Unit

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 51st Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (6221) 521 5109
Facsimile	: (6221) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter/X	: @telkomindonesia

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TELKOM HIGHLIGHTS

[.]
8	Profile of Telkom and Its Subsidiaries
11	Products and Customers
12	Operational Areas and Services
14	Key Financial Data Overview
17	Stock Information
19	Information Regarding Obligations, Sukuk or Convertible Bonds

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PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products, and Services	The operation and management of telecommunications networks and services, informatics as well as the optimalization of the utilization of the Company’s resources
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	Tax Identification Number (NPWP) 01.000.013.1-093.000
Trade Business License (SIUP) based on Business Identification Number (NIB) No. 9120304490415
Company Establishment Date	November 19, 1991
Legal Basis of Establishment

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a State-owned Limited Liability Company ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2-6870.HT.01.01.th.91 dated November 19, 1991 and as announced in the State Gazette of Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No. 210

Head Office Address and Contact	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Call Center Website E-mail	: +62-22-4521404 : +62-22-7206757 : +62-21-147 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter/X	: @telkomindonesia
	YouTube	: TelkomIndonesiaOfficial
	LinkedIn	: Telkom Indonesia
Stock Listing	The Company is listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) since November 14, 1995
Ticker	Indonesia Stock Exchange (IDX): TLKM New York Stock Exchange (NYSE): TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 389,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s and BBB/stable from Fitch Ratings
	Domestic	: idAAA by Pefindo for 2024

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PROFILE OF SUBSIDIARIES

As the largest telecommunications company in Indonesia, Telkom has:

0
•	13 subsidiaries with direct ownership
•	31 subsidiaries with indirect ownership
•	8 affiliated entities

Subsidiaries with direct ownership and actively operating:

Telkomsel

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest 4G/LTE network that has reached 97% of Indonesia's population with the core business of cellular telecommunication service, cellular telecommunication network operation, and fixed broadband service.

www.telkomsel.com

Telkomsat

PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).

www.telkomsat.co.id

Telkom Akses

PT Telkom Akses (Telkom Akses) is a subsidiary of PT Telkom Indonesia (Persero) Tbk which is engaged in providing telecommunication access network in Indonesia, with core businesess including the construction and maintenance of fiber optic network.

www.telkomakses.co.id

TelkomMetra

PT Multimedia Nusantara (TelkomMetra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, strategic partnership and the construction of a strong business ecosystem.

www.metra.co.id

PINS	PT PINS Indonesia (PINS) is a company that provides various technological facilities equipment, device integration, networks, systems, processes, and the Internet of Things (IoT). www.pins.co.id
Telin

PT Telekomunikasi Indonesia International (Telin) is a company that provides customized voice, data services and business solutions to wholesale, enterprise, digital and retail customers. Telin operates in several countries, including Indonesia, Singapore, Hong Kong, Australia, Malaysia, Taiwan, the United States, Timor Leste, the United Arab Emirates, and Myanmar, with sales representatives in Canada, the United Kingdom, the Philippines, India, and Vietnam.

www.telin.net

Mitratel

PT Dayamitra Telekomunikasi (Mitratel) is a company that operates in the telecommunication tower business and its ecosystem, including digital support services for mobile infrastructure and optimizing the utilization of resources owned by the Company.

www.mitratel.co.id

Metranet	PT Metra Net (Metranet) is an integrated digital media and content provider, with core businesses including online media, digital content, and digital billing. www.metranet.co.id
Telkom Infra

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunication infrastructure management services (services and solution), with core businesses in infrastructure network services, power solution, and submarine cable service.

www.telkominfra.co.id

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Telkom Property

PT Graha Sarana Duta (Telkom Property) is a property service provider that prioritizes the utilization of Telkom's idle assets with core businesses of property management, property development, project solutions, fleet management transportation system (TMS), and transport management service.

www.telkomproperty.co.id

Telkomsigma	PT Sigma Cipta Caraka (Telkomsigma) is a company that provides Information and Technology (ICT) services in Indonesia, focusing on IT Services, Cloud, and Cyber Security. www.telkomsigma.co.id
Telkom Infrastruktur Indonesia	PT Telkom Infrastruktur Indonesia (TIF) is a company that provides telecommunication networks and services through a network-sharing scheme. www.infraco.id
Telkom Data Ekosistem

PT Telkom Data Ekosistem (TDE) is a data center ecosystem provider company that provides world-class infrastructure and innovative solution spread across various strategic locations in Indonesia and internationally to support digital transformation in Southeast Asia, including colocation service, cloud solution, managed service, and AI infrastructure, which enables business and government to utilize AI technology to drive innovation and business growth.

www.neutradc.com

Note:

A more complete list of subsidiaries can be seen in the Consolidated Financial Statements.

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PRODUCTS AND CUSTOMERS

Telkom has a range of products that are divided into five segments, namely:

Product Segment	Description	Number of Customers
Consumer	Fixed voice, fixed broadband, IP-TV, and digital services.	10.8 IndiHome fixed broadband subscribers
Mobile	Cellular legacy services (voice and SMS), mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertisement.	159.4 million cellular subscribers
151.4 million prepaid subscribers
8.0 million postpaid subscribers
Enterprise

ICT service and platform covering connectivity (including Satellite business), Digital IT Services such as information technology (IT) service, cloud, Digital Adjacent Service such as e-health service and ATM management, and Business Process Outsourcing.

513 Groups of SOEs and MOCs customers
1,790 Private customers
591,618 SME customers
717 Government Institution customers
Wholesale & International Business	Domestic and international wholesale traffic, network, and digital platform and services as well as tower, satellite, data center, and managed infrastructure and network.	6 other licensed operator (OLO) customers
256 internet service provider customers
420 satellite service customers
513 global partner customers
Others	Digital services such as digital platform, digital content, e-commerce for B2B, and property management in view to fully utilize Telkom's property assets throughout Indonesia.	13.5 million active users of digital music (RBT, music streaming, and Langit Musik)
22.7 million paying users of digital games
9.9 million paying users of digital lifestyle (OTT Video)

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OPERATIONAL AREAS AND SERVICES

5	Telkom Regional Offices
31	Telecommunications areas
10	Global Offices in Indonesia, Singapore, Hong Kong, Australia, Malaysia, Taiwan, United States, Timor Leste, United Arab Emirates, and Myanmar
5	Global Sales Representatives in Canada, United Kingdom, Philippines, India, and Vietnam
1	Global Sales Representative Telkomsel in Saudi Arabia
486	GraPARI in Indonesia (which includes Plasa Telkom outlets that are currently also recognized as GraPARI)

35 Data Centers
•	5 data centers (overseas)
•	26 neuCentrlX in 18 locations (domestic)
•	3 data centers enterprise tier 3 and 4 (domestic)
•	1 data center hyperscale tier 3 and 4 (domestic)
Cybersecurity

To prevent cyber-attacks on systems and applications, Vulnerability Assessments are routinely conducted on the applications and network elements that we operate. The testing process is carried out using Vulnerability Assessment Tools to ensure the accuracy of the test results.

177,443 km Fiber Optic Backbone Network
•	112,743 km domestic fiber optic
•	64,700 km international fiber optic
122 Point of Presence (PoP)
•	64 PoP in the domestic network
•	58 PoP in the international network
3 Satellites
•	Merah Putih-2 Satellite (32.4 Gbps)
•	Merah Putih Satellite (5.4 Gbps)
•	Telkom 3S (4.4 Gbps)
271,040 BTS Mobile Network
•	48,775 BTS 2G
•	221,290 BTS 4G
•	975 BTS 5G
43,825 Towers
•	4,421Telkomsel towers
•	39,404 Mitratel towers
Fiber Optic Access Network
•	39 million Homes Passed
•	16.7 million Optical Ports
376,212 Wi-Fi Access Point
•	106,836 Managed Access Point
•	221,000 Homespot
•	48,376 ONT Premium

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KEY FINANCIAL DATA OVERVIEW

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Description	2024	2023	2022	2021	2020
	In billion Rupiah, unless stated otherwise
Total revenues	149,967	149,216	147,306	143,210	136,462
Total expenses*	107,581	104,300	101,569	99,303	93,274
EBITDA	75,029	77,579	78,992	75,723	72,080
Operating profit	42,991	44,384	39,581	47,563	43,505
Profit for the year	30,743	32,208	27,680	33,948	29,563
Profit for the year attributable to:
Owners of the parent company	23,649	24,560	20,753	24,760	20,804
Non-controlling interest	7,094	7,648	6,927	9,188	8,759
Total profit for the year	30,743	32,208	27,680	33,948	29,563
Total comprehensive profit for the year attributable to:
Owners of the parent company	24,434	23,083	22,468	26,767	17,595
Non-controlling interest	7,204	7,671	6,979	9,161	8,391
Total comprehensive income for the year	31,638	30,754	29,447	35,928	25,986
Basic earning per share (in full):
Net income per share	238.73	247.92	209.49	249.94	210.01
Net income per ADS (1 ADS : 100 common stock)	23,873	24,792	20,949	24,994	21,001

Remark:

*	Excluding other expenses.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Description	2024	2023	2022	2021	2020
	In billion Rupiah, unless stated otherwise
Assets	299,675	287,042	275,192	277,184	246,943
Liabilities	137,185	130,480	125,930	131,785	126,054
Equity attributable to owner of the parent company	142,094	135,744	129,258	121,646	102,527
Net working capital (current asset - current liabilities)	(13,687)	(15,955)	(15,331)	(7,854)	(22,590)
Long-term investment in associates	110	109	123	139	192

CAPITAL EXPENDITURE

Description	2024	2023	2022	2021	2020
	In billion Rupiah, unless stated otherwise
Capital Expenditure	24,449	32,968	34,156	30,341	29,436

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CONSOLIDATED FINANCIAL AND OPERATION RATIOS

Description	Unit	2024	2023	2022	2021	2020
Return on Assets (ROA) (1)%		10.3	11.2	10.1	12.2	12.0
Return on Equity (ROE) (2)		18.9	20.6	18.5	23.3	24.5
Operating Profit Margin (3)		28.7	29.7	26.9	33.2	31.9
Current Ratio (4)		82.2	77.7	78.2	88.6	67.3
Total Liabilities to Equity (5)		84.4	83.3	84.4	90.6	104.3
Total Liabilities to Total Assets (6)		45.8	45.5	45.8	47.5	51.0
Debt to Equity Ratio (7)	x	0.5	0.4	0.4	0.5	0.5
Debt to EBITDA Ratio (8)		1.0	0.9	0.8	0.9	0.9
EBITDA to Interest Expense (9)		14.4	16.7	19.6	17.3	15.9

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year-end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year-end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year-end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year-end December 31.
(6)	Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year-end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

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STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT IDX

Calendar Year		Price Per Share			Volume	Outstanding Shares	Market Capitalization
		Highest (Rp)	Lowest (Rp)	Closing (Rp)	(Shares)	Excluding Treasury Stock	(Rp billion)
2023		4,500	3,390	3,950	21,047,954,600	99,062,216,600	391,296
	First quarter	4,130	3,690	4,060	4,825,397,400	99,062,216,600	402,193
	Second quarter	4,500	3,930	4,000	5,570,072,100	99,062,216,600	396,249
	Third quarter	4,030	3,670	3,750	5,786,841,600	99,062,216,600	371,483
	Fourth quarter	4,000	3,390	3,950	4,865,643,500	99,062,216,600	391,296
2024		4,240	2,500	2,710	29,355,067,200	99,062,216,600	268,459
	First quarter	4,240	3,430	3,470	6,088,142,200	99,062,216,600	343,746
	Second quarter	3,520	2,700	3,130	9,426,813,700	99,062,216,600	310,065
	Third quarter	3,280	2,760	2,990	7,176,112,400	99,062,216,600	296,196
	Fourth quarter	3,130	2,500	2,710	6,663,998,900	99,062,216,600	268,459

Telkom's share price on the last trading day of December 30, 2024 on the IDX closed at Rp2,710. With this share price, Telkom's market capitalization reached Rp268.5 trillion or 2.18% of the IDX's total capitalization.

700,000,000
630,000,000
560,000,000
490,000,000
420,000,000
350,000,000
280,000,000
210,000,000
140,000,000
70,000,000
0
Volume (Shares)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Price (Rp)
02/01/2023
02/02/2023
02/03/2023
02/04/2023
02/05/2023
02/06/2023
02/07/2023
02/08/2023
02/09/2023
02/10/2023
02/11/2023
02/12/2023
02/01/2024
02/02/2024
02/03/2024
02/04/2024
02/05/2024
02/06/2024
02/07/2024
02/08/2024
02/09/2024
02/10/2024
02/11/2024
02/12/2024
Volume
Price

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TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT NYSE

Calendar Year		Price Per ADS			Volume (ADS)
		Highest	Lowest	Closing
		(US$)	(US$)	(US$)
2023		29.58	21.67	25.76	54,900,663
	First quarter	27.53	23.76	27.27	14,860,295
	Second quarter	29.58	26.16	26.67	11,001,104
	Third quarter	26.66	23.72	24.10	13,205,441
	Fourth quarter	26.01	21.67	25.76	15,833,823
2024		26.85	15.35	16.45	100,869,627
	First quarter	26.85	22.04	22.26	11,576,176
	Second quarter	22.38	16.62	18.70	29,009,841
	Third quarter	21.00	16.88	19.78	30,915,534
	Fourth quarter	20.01	15.35	16.45	29,368,076

On December 31, 2024, the closing price for 1 Telkom ADS on the New York Stock Exchange (NYSE) was US$16.45. The following table reports the high, low, closing prices and trading volume of Telkom ADS listed on NYSE for the periods indicated.

3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Volume (ADS)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
Price (US$)
1/03/2023
2/03/2023
3/03/2023
4/03/2023
5/03/2023
6/03/2023
7/03/2023
8/03/2023
9/03/2023
10/03/2023
11/03/2023
12/03/2023
1/03/2024
2/03/2024
3/03/2024
4/03/2024
5/03/2024
6/03/2024
7/03/2024
8/03/2024
9/03/2024
10/03/2024
11/03/2024
12/03/2024
Volume
Price

CORPORATE ACTION INFORMATION REGARDING STOCKS

Until the end of 2024, both IDX and NYSE, company will not carry out corporate actions such as stock split, reverse stock, stock dividend, bonus share, changes in the nominal value of share, issuance of convertible securities, as well as addition and reduction in capital. Apart from that, there are also no sanctions for temporary termination of suspension and/or delisting. Therefore, this Report does not contain information related to this matter.

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INFORMATION REGARDING OBLIGATIONS, SUKUK OR CONVERTIBLE BONDS

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25	PT Bahana Sekuritas; PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

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KALEIDOSCOPE TELKOM 2024

“TELKOM INDONESIA FOR A SUSTAINABLE FUTURE”

Thank you for the support and trust from all customers, communities, and stakeholders. Throughout the ongoing digital transformation journey, Telkom Indonesia has always taken actual steps to positively impact society and the environment, which is realized through implementing sustainability principles or ESG (Environmental, Social, and Governance). This commitment is reflected through various strategic initiatives that not only support business growth but also encourage environmental conservation, improve social welfare, and implement good corporate governance. Let's create a more sustainable future for Indonesia together.

January
•	Telkom Click 2024: Commitment to continue transforming and providing the best CX
•	Assistance with various BNSP standard certifications for 900 selected high school & vocational school students
•	Indigo, Nuon, and Ministry of Trade prepare local game Startup to reach global market

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February
•	Successfully overseeing the 2024 Election through national & regional
•	Launch of Merah Putih-2 Satellite to strengthen IKN access and equalize connectivity in Indonesia

March
•	Groundbreaking of Telkom Smart Office in IKN
•	NeutraDC completes Telin Singapore data center consolidation
•	Safari Ramadan 2024: Ensuring the readiness of telecommunication infrastructure, customer visit, and CSR assistance

April
•	More than 2,000 homecoming travelers join TelkomGroup's 2024 Mudik Bersama
•	SIAGA RAFI 2024 ensures prime infrastructure and services ahead of Eid al-Fitr 1445 H
•	Financial Report Q1 - 2024: Operating net profit grows 3.1% YoY

May
•	MoU with F5 to strengthen Indonesia's cyber security
•	Reforestation of 33,800 tree seedlings and restoration of 82.1 ha of critical land
•	Telkom AGMS for Fiscal Year 2023
•	Official Telco Partner KTT 10th World Water Forum 2024 Bali

June
•	Telin and Singtel develop SKKL INSICA
•	Together with Google, accelerate national digital transformation
•	Distribution of sacrificial animals on Eid al-Adha 1445 H

July
•	Successful implementation of Digiland 2024
•	More than 10,000 runners enliven Digiland Run 2024
•	Financial Report H1 - 2024: Revenue grows 2.5% YoY

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August
•	PT Telkom Infrastruktur Indonesia (TIF) officially operates
•	Preparing connectivity access for the 79th Independence Day of the Republic of Indonesia at IKN
•	NeutraDC international conference: The Other Side of AI
•	Collaboration with Palo Alto improves Indonesia's cyber security resilience
•	BATIC 2024 was attended by 1,300 participants from 446 global companies in 40 countries

September
•	Support the international event HLF MSP & IAF 2024
•	Inauguration of IndigoSpace Aceh
•	TelkomGroup makes successful PON XXI Aceh - North Sumatra 2024

October
•	Strengthening maritime digitalization through Merah Putih-2 Satellite
•	Inauguration of neuCentrIX Pugeran, Yogyakarta
•	Successfully supporting the inauguration of the President and Vice President for the 2024-2029 period
•	Financial Report Q3 - 2024: Book positive revenue of Rp112.2 T

November
•	Declaration of Anti-Corruption commitment
•	Telkom ESG Program: Earth Restoration Action
•	GoZero% launch, Telkom's ESG commitment for a sustainable future
•	Innovillage 2024 attended by 2,815 collage students

December
•	Together with Alibaba Cloud strengthen the digital ecosystem
•	President of the Republic of Indonesia inaugurates E-Catalog version 6.0
•	Welcome Christmas and New Year moment by strengthening the telecommunication service infrastructure

AWARDS AND ACHIEVEMENTS

•	Forbes World’s Best Employers 2024
•	LinkedIn Top Companies 2024
•	International Public Relations Association 2024
•	GSMA M360 Digital Nations Awards 2024
•	BCOMSS 2024
•	Anugerah Media Humas 2024 (AMH)
•	Naker Award 2024

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MANAGEMENT REPORTS

23	Report of the Board of Commissioners
28	Report of the Board of Directors
33	Statement Letter of Responsibility for 2024 Annual Report

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REPORT OF THE BOARD OF COMMISSIONERS

“Upon on the results of the Board of Commissioners' evaluation of the Company's management, it is our opinion that the Board of Directors performed its duties and responsibilities satisfactorily in 2024. This is reflected in the Company's ability to sustain its performance amid economic uncertainty and increasingly intense competition in the industry.”

Honorable stakeholders,

We extend our gratitude to God Almighty for His blessings and grace, enabling PT Telkom Indonesia (Persero) Tbk (“Telkom” or “the Company”) to navigate through 2024 with solid performance, demonstrating resilience amid evolving challenges and an increasingly complex industry landscape.

As part of our supervisory duties, we hereby present a supervisory report on Telkom’s management for the fiscal year 2024. This report includes an evaluation of the Board of Directors’ performance, oversight of the formulation and execution of business strategies, assessment of the business outlook prepared by the Board of Directors, and our view on the implementation of good corporate governance principles within the Company.

MACROECONOMIC AND INDUSTRY OVERVIEW

The year 2024 marked a pivotal moment in the recovery and growth of the global economy. According to IMF, the global economy grew by 3.2%, signaling increasing stability after navigating challenges such as high inflation, protectionism, geopolitical shifts, and trade tensions. Emerging markets, including Indonesia, played a key role in this recovery, contributing significantly to global economic expansion.

In Indonesia, economic resilience remained strong, with GDP projected to grow by 5.03% in 2024. Driving this growth were several key sectors, including manufacturing, wholesale and retail trade, information and communication, as well as government spending and household consumption. Macroeconomic stability was also reflected in the inflation rate of 1.57% (YoY as of December 2024), supported by the synergy between the government and Bank Indonesia in maintaining price stability and prudent monetary measures. Additionally, Indonesia's Sovereign Credit Rating remained at BBB with a stable outlook, reflecting strong investor confidence in the prospects of the national economy.

The trend of Fixed Mobile Convergence (FMC) has emerged as a key strategy to deliver a more integrated and seamless user experience across the telecommunications industry. FMC serves as one of Telkom's flagship strategies to gain a competitive edge while unlocking efficiency and optimization opportunities from the convergence of fixed and mobile services. However, intensifying competition, high infrastructure outlays, and challenges from Over-the-Top (OTT) services pose significant hurdles for telecommunications operators.

On the other hand, digital growth prospects continue to expand, with a Gross Merchandise Value (GMV) to reach USD 210-360 billion by 2030, driven by innovations in e-commerce, fintech, and artificial intelligence-based technologies. From a technological standpoint, domestic telecommunications operators are tirelessly developing innovations based on the latest technologies to enable high-quality services, efficient investment, and enhanced solution capabilities.

5G, expected to contribute USD 41 billion to Indonesia's GDP from 2024 to 2030, represents a strategic investment opportunity for telecommunications operators, including TelkomGroup. The key challenge in 5G deployment lies in developing relevant use cases alongside other technological innovations, such as IoT, which can then be applied across sectors like manufacturing, healthcare, logistics and others, so that it provides benefits beyond increased data transmission speed. Telkomsel, as part of TelkomGroup, has taken the lead in 5G implementation by establishing nearly 1,000 5G base stations across 50 cities and is continuously expanding 5G-based enterprise solutions to generate greater value.

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With a combination of economic resilience, digital infrastructure development, and technological innovation, Indonesia is poised to strengthen its digital transformation, thereby fostering sustainable economic growth. Through the execution of its Five Bold Moves strategy, TelkomGroup remains committed to playing a leading role in realizing this vision and creating added value for the society and its stakeholders.

ASSESSMENT OF THE BOARD OF DIRECTORS’ PERFORMANCE IN COMPANY MANAGEMENT

Each year, the Board of Commissioners conducts a comprehensive evaluation of the Board of Directors’ performance, as reflected in both individual and collective Key Performance Indicators (KPI). The results of this evaluation are subsequently reported to the Shareholders during the General Meeting of Shareholders (GMS). Based on our supervision, the Board of Directors optimally carried out its duties and responsibilities throughout 2024, as evinced by the Company’s solid performance achievements.

Throughout 2024, the Board of Commissioners acknowledged the several strategic initiatives undertaken by the Board of Directors of Telkom Indonesia, including:

a.	Strengthening the foundation for future business growth through the implementation of the Five Bold Moves strategic initiatives.
b.	Maintaining profitability at an industry-comparable level through well-directed and measured efficiency efforts, such as megavendor initiatives, early retirement programs, and risk-based budgeting.
c.

Structuring the business portfolio through subsidiary streamlining initiatives and reinforcing the business and financial fundamentals of subsidiaries to enhance their contribution to TelkomGroup’s overall performance.

d.

Enhancing the quality of human capital by introducing scholarship programs for employees and acquiring highly qualified external talent to strengthen the Company’s competencies, particularly in new digital business segments.

e.

Modernizing the network, optimizing technology selection, refining network topology, improving infrastructure quality and cybersecurity, and strengthening information and technology aspects as fundamental elements for the Company’s business growth.

BOARD OF COMMISSIONERS’ SUPERVISION IN THE FORMULATION AND IMPLEMENTATION OF CORPORATE STRATEGY BY THE BOARD OF DIRECTORS

As part of its duties as stipulated in the Company’s Articles of Association and applicable regulations, including Minister of SOEs Regulation No. PER-2/MBU/03/2023 on Corporate Governance and Significant Corporate Activities of State-Owned Enterprises, the Board of Commissioners plays a critical role in ensuring that the corporate strategy is effectively formulated and executed. Additionally, the Board ensures that the strategic initiatives undertaken by the Board of Directors fully align with the Company’s vision, mission, and purpose.

The Company's strategic planning process follows a systematic approach, encompassing the Long-Term Corporate Plan (RJPP), the Corporate Strategic Scenario (CSS), and the Corporate Budget and Work Plan (RKAP). The Board of Commissioners is responsible for reviewing proposals submitted by the Board of Directors, providing guidance during the approval process, and overseeing the implementation to ensure proper execution in accordance with the Company’s strategic direction.

Through the Evaluation, Planning and Risk Monitoring Committee (KEMPR), the Board of Commissioners conducts comprehensive oversight of the strategic planning process, particularly in relation to RJPP and CSS. This includes analyzing internal and external factors, identifying and assessing risks, and verifying financial projections. During the RKAP evaluation and approval, the Board reviews the RKAP’s alignment with the strategic plans outlined in RJPP and CSS, assesses its relevance to the aspirations of the Dwiwarna Shareholder, evaluates the underlying assumptions, examines business, financial, and capital expenditure projections, and ensures that the RKAP incorporates a risk-based budgeting approach.

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Furthermore, to ensure effective implementation of the corporate strategy, the Board of Commissioners establishes priority oversight agendas in collaboration with its supporting Committees at the beginning of the year, based on the risk assessment, conducted during the planning evaluation. Throughout 2024, the Board of Commissioners placed particular emphasis on several strategic aspects, including: Implementation of the Five Bold Moves initiative, strengthening the business fundamentals of subsidiaries, enhancing internal control quality, including risk management and fraud prevention, finalizing the subsidiary streamlining program, and monitoring management’s responsiveness to competitive pressures and technological advancements.

Through this structured and comprehensive oversight approach, the Board of Commissioners strives to ensure that the Company’s strategy implementation delivers optimal impact in supporting sustained growth and the achievement of the Company’s long-term objectives.

MECHANISM FOR ADVISING THE BOARD OF DIRECTORS

As part of its responsibilities, in addition to overseeing and monitoring the Company’s management by the Board of Directors, the Board of Commissioners also plays a role in providing counsel to the Board of Directors. This function is carried out through various mechanisms, including offering guidance during Board of Commissioners meetings, joint meetings with the Board of Directors, and in writing through official letters or Resolutions of the

Board of Commissioners.

Throughout 2024, the Board of Commissioners regularly conducted Internal Meetings, Joint Meetings with the Board of Directors, and committee meetings, to ensure the effectiveness of its oversight and advisory functions. Over the course of the year, the Board convened 24 Internal Meetings of the Board of Commissioners, 12 Joint Meetings with the Board of Directors, 30 Audit Committee Meetings, 28 Evaluation, Planning, and Risk Monitoring Committee Meetings, 24 Nomination and Remuneration Committee Meetings, and 4 Integrated Governance Committee Meetings. Additionally, the Board of Commissioners issued 30 approval letters, 16 advisory letters, and 20 Board of Commissioners Resolutions.

Through these various mechanisms, the Board of Commissioners actively provided insights and recommendations to ensure that every strategic decision made by the Board of Directors was based on comprehensive analysis and a well-rounded and balanced perspective, considering both the potential benefits to the Company and the associated risks to support the Company’s sustainable long-term growth.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

In carrying out its supervisory function, the Board of Commissioners is supported by several committees: the Audit Committee, the Nomination and Remuneration Committee (KNR), and the Evaluation, Planning, and Risk Monitoring Committee (KEMPR). In April 2024, the number of committees increased to four with the establishment of the Integrated Governance Committee, following Telkom’s classification as a Systemic A State-

Owned Enterprise (BUMN Sistemik A). Based on our evaluation, all four committees have optimally fulfilled their roles and responsibilities. Each committee has conducted in-depth assessments and provided recommendations that enhance the effectiveness of the Board of Commissioners’ supervision of the Company’s management.

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The Evaluation, Planning, and Risk Monitoring Committee provides recommendations to the Board of Commissioners regarding risk management monitoring, implementation of the Company’s strategy, and evaluation of strategic planning proposals submitted by the Board of Directors, including the the Company’s Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and the Company Budget and Work Plan (RKAP). The committee also reviews and approves corporate actions within certain thresholds as outlined in the Company’s strategic plan. The Nomination and Remuneration Committee offers recommendations on policies, criteria, and selection processes for strategic positions within TelkomGroup, including policies related to the Board of Directors remuneration. The Audit Committee plays a role in ensuring the integrity of financial information to be published, reviewing the internal control system, and handling reports submitted through the whistleblowing system. Finally, the Integrated Governance Committee is responsible for evaluating the Integrated Governance Policy proposed by the Board of Directors, assessing its implementation, and ensuring alignment between Telkom’s governance framework and that of its subsidiaries.

Contributions of these committees are instrumental in enabling the Board of Commissioners to exercise comprehensive oversight while ensuring sustained growth and strong corporate governance at Telkom Indonesia.

VIEW ON THE IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

To sustain the Company’s long-term presence and achievements, good corporate governance (GCG) must be upheld at all times and strengthened as one of the Company’s key pillars. Telkom’s commitment to implementing best-in-class governance practices is not only aimed at enhancing stakeholder value but also at reinforcing the Company’s reputation and integrity. The recognition of Telkom’s governance quality is reflected in its ASEAN Corporate Governance Scorecard (ACGS) in 2024 which reached 103.31, marking an increase of 4.81 points from the previous year. While this achievement is commendable, the true significance lies beyond the numbers—it reflects the awareness and concrete actions taken by all elements within TelkomGroup to persistently elevate the quality of its governance.

In the area of risk management, the Board of Directors has demonstrated tangible efforts to enhance corporate governance quality through various strategic initiatives aimed at strengthening internal controls and comprehensive risk management, including:

1.

Enhancing the Risk Management Unit, by ensuring an appropriate organizational structure and staffing, issuing policies and procedures related to risk management implementation, developing information technology systems and tools to support risk identification, measurement, monitoring, and evaluation, and designing a role map for the risk management unit so that they can express their opinion in the Company’s strategic decisions.

2.	Measuring the Risk Maturity Index (RMI) and implementing follow-up actions to address areas for improvement.
3.	Strengthening the first line of defense as a critical component of risk management quality enhancement, through training, certification, and dissemination of policies and procedures.
4.	Applying risk assessments for projects undertaken by the Company.
5.	Setting KPI targets in the risk area in the Board of Directors’ KPI.
6.	Providing periodic risk management reports to the Board of Commissioners.

The consistent and comprehensive implementation of corporate governance is expected to serve as a strategic foundation for Telkom to continue evolving into a resilient, sustainable, and trusted corporation in the eyes of all stakeholders. We extend our appreciation to the entire team, management, and stakeholders for their dedication and contributions in upholding and embedding the principles of good corporate governance.

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OUTLOOK ON BUSINESS PROSPECTS

In our view, Telkom's business prospects in the coming years remain challenging, accompanied by optimism surrounding the growth of new digital telco businesses and the evolving competitive landscape among players in the telecommunications industry. With a capital expenditure allocation of 22% of total revenue, primarily focused on mobile business development, fixed broadband, data centers & cloud, and infrastructure, the Company is well-positioned to achieve sustainable and positive performance growth. The key focus going forward is to maximize the value of capital investments through more effective investment initiatives, enhanced monetization of production assets via sales optimization, and strengthening the business and financial fundamentals across all entities within TelkomGroup, including improvements in governance and risk management.

Our business outlook will also be shaped by the ascending use of technology by telecommunications operators, particularly in data analytics & artificial intelligence, Internet of Things (IoT), with two main objectives: enhancing operational quality and broadening business opportunities through technology-driven customer solutions. The rapid evolution of technology also notably impacts our infrastructure business, particularly in the satellite and broadband segments.

From a competitive standpoint, the broadband market—both fixed and mobile—is expected to face heightened competition, driven by expanding infrastructure penetration and increased market reach into lower-income segments. Meanwhile, the telecommunications industry may face declining demand from the government segment, following the efficiency measures outlined in the 2025 State Budget. However, rather than seeing this as a setback, this should give us the impetus to further drive innovation and excellence in B2B IT Services & Enterprise Solutions, ensuring that these initiatives can be transformed into a sustainable growth engine for the business.

APPRECIATION TO STAKEHOLDERS AND CLOSING REMARKS

On behalf of the Board of Commissioners, we extend our appreciation to the Board of Directors, management, and all employees of Telkom Indonesia for their dedication, hard work, and commitment in realizing the Company’s goals, vision, and mission. Amid the increasingly complex industry landscape in 2024, strong collaboration, continuous innovation, and a relentless drive for progress have been the key forces enabling. Telkom to maintain its leadership in the telecommunications and digital industries. This spirit of collaboration must continue to be accompanied by a shared awareness among all members of TelkomGroup to uphold sound business practices and ethical standards.

We also extend our sincere appreciation to our loyal customers, shareholders, the Government, business partners, and all stakeholders for their unwavering support and trust in Telkom. This support serves as a crucial foundation for us to continue building an inclusive and sustainable digital ecosystem, while further strengthening Telkom’s role in driving Indonesia’s digital economic growth.

Jakarta, April 21, 2025

On Behalf of the Board of Commissioners

/s/ Bambang Permadi Soemantri Brodjonegoro

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

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REPORT OF THE BOARD OF DIRECTORS

“The year 2024 was a pivotal moment which demonstrated the success of Telkom’s transformation journey through the Five Bold Moves (5BM) initiative. Telkom had been expected to deliver tangible results and a compelling growth story to meet market and investor expectations across both business pillars—B2C (FMC) and B2B—by realizing optimal FMC synergy value and making significant progress in the B2B transformation, particularly in building business capabilities at both the parent company and subsidiary levels.”

To Our Esteemed Shareholders, Members of the Board of Commissioners, and all stakeholders,

We extend our deepest gratitude to God Almighty for His blessings and guidance, with which PT Telkom Indonesia (Persero) Tbk ("Telkom" or “the Company”) concluded 2024 demonstrating sound performance. In a year marked by mounting challenges and increasing industry complexity, the Company succeeded in delivering sustained growth and recording several key milestones.

REVIEW OF ECONOMIC AND INDUSTRY LANDSCAPE

Amid disruption and global uncertainties marked by a slowing macroeconomic environment, heightened industry volatility, and escalating geopolitical tensions, Indonesia’s national GDP recorded cumulative growth of 5.03% by the end of 2024. This achievement was driven by increased investment and manufacturing activities, galvanized by resilient domestic demand and gradually recovering global markets. Meanwhile, inflation was maintained at 1.57% YoY through consistent monetary and fiscal policies and effective coordination between Bank Indonesia and the Government in managing inflation. These developments reflect the resilience and potential of Indonesia’s economy for sustainable growth.

The telecommunications industry continues to play a vital role in supporting inclusive and sustainable economic progress in Indonesia. Telecommunications services not only provide accessibility but also stand as a foundation for innovation, business growth, and social advancement.

To foster a healthy and sustainable telecommunications and information ecosystem, we have continued investing in network development, digital and information technology innovation, and service quality enhancement. It is our endeavor to deliver best-in-class services to improve accessibility for all segments of society across Indonesia.

STRATEGY AND CORPORATE STRATEGIC POLICY

The year 2024 was a pivotal moment which demonstrated the success of Telkom’s transformation journey through the Five Bold Moves (5BM) initiative. Telkom had been expected to deliver tangible results and a compelling growth story to meet market and investor expectations across both business pillars—B2C (FMC) and B2B—by realizing optimal FMC synergy value and making significant progress in the B2B transformation, particularly in building business capabilities at both the parent company and subsidiary levels.

To achieve these objectives, we adopted the corporate theme for 2024:

“Achieve outstanding results in B2C integration and strive for significant improvements in B2B transformation”, supported by three main programs:

1.

Leverage data-driven approach in addressing customer pain-points and increasing customer lifetime value.

Improving Customer Lifetime Value (CLV) is a critical priority, and a comprehensive understanding of customer needs is a key prerequisite for enhancing loyalty. Accordingly, we have adopted a disciplined, data-driven approach to customer management. This has enabled us to respond effectively to customer pain points and deliver the best possible experience.

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2.

Ensure business competitiveness through streamlined portfolio and relentless Five Bold Moves execution while confirming strategic partners.

To remain competitively positioned, we have focused on driving business efficiency and optimizing the Group’s assets, while enhancing the business capabilities under development—especially those aligned with the 5BM strategy. Strategic partners play a vital role in building these capabilities, and in 2024 we accelerated strategic partnership initiatives as a key success factor.

3.

Execute fit-for-purpose talent fulfillment to enhance business capabilities and productivity.

To support sustainable business growth, Telkom has continued to strengthen its business capabilities and productivity through a strategic talent management approach. This approach is grounded in aligning employee competencies with the specific characteristics and needs of the business, ensuring timely and effective execution.

FORMULATION OF COMPANY STRATEGY AND STRATEGIC POLICIES

In formulating our strategies, we must always align with our vision and mission, while taking into account a thorough analysis of strategic conditions—covering both external and internal factors—and input from stakeholders. This process also incorporates careful consideration of risk factors that may impact the continuity of the Company’s business. The results of the formulation are compiled into a document to be discussed intensively with the Board of Commissioners through a dedicated workshop. The Board of Directors plays a central role in formulating the Company’s strategy and strategic policies. These strategies and policies are structured according to specific timeframes, as follows:

a.

Long-Term Corporate Plan (RJPP), a document at the corporate level that contains strategic aspirations from stakeholders, as well as strategic direction and KPIs that are of a high level in nature prepared for periodic planning of 5 (five) years;

b.

Medium-Term Plan, a document at the corporate level that serves as the primary document containing the Company’s strategic scenario in implementing the directives stated in the RJPP, prepared for a planning timeframe of 3 (three) years. The Medium-Term Plan is updated annually so that the strategic scenario can follow the Company’s internal and external dynamics; and

c.

Corporate Work Plan and Budget (RKAP), a document at the strategic execution level containing the plans for the next 1 (one) year, including the targets, work programs, and budgets needed as directed by the long-term and medium-term strategies, accompanied at all times by due consideration of industry dynamics, stakeholder aspirations, and the latest business outlook data.

IMPLEMENTATION OF CORPORATE STRATEGY

The strategic documents developed by the Company serve as a key reference for the execution of work programs across all business units, support functions, and subsidiaries, ensuring that every part of the organization operates under a unified direction aligned with their respective targets and authorities. To further ensure consistency in actions and decision-making across the organization in the execution of its strategy, the Company issues strategic policies in the form of the Board of Directors Regulations or other relevant regulations that provide more detailed guidance on how the Company operates and behaves effectively and efficiently. These strategic policies cover a broad range of areas, including resource allocation, risk management, product development and customer relations, supplier engagement, environmental sustainability, corporate governance, and other strategic imperatives as needed.

To monitor the execution of work programs, the Board of Directors conducts regular reviews and evaluations of the Company’s performance against a set of financial, operational, and other relevant indicators. The Board of Directors is also accountable for reviewing and updating the effectiveness of the strategies adopted, ensuring the Company remains relevant and competitive in a dynamic market environment.

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PERFORMANCE ACHIEVEMENT AGAINST TARGET

In 2024, Telkom attained several key milestones in executing its Five Bold Moves (5BM) strategy, which had been designed to strengthen the Company’s strategic positioning within Indonesia’s digital ecosystem. Through the Fixed Mobile Convergence (FMC) initiative, Telkom successfully integrated IndiHome services into Telkomsel, aiming to unleash the synergy between fixed and mobile services, strengthen market leadership, enhance customer experience, and optimize operational and capital expenditure efficiency. This move accelerated customer growth and market penetration, while driving synergy through content optimization, cross-selling, and streamlined customer touchpoints at 486 GraPARI outlets, thereby boosting customer satisfaction and operational efficiency. The launch of a unified billing system (one-billing system), Telkomsel One, is expected to be a new catalyst for future growth. By the end of 2024, IndiHome recorded 10.8 million subscribers and TelkomGroup’s convergence service penetration reached 56%. In addition, Telkomsel’s mobile subscriber base reached 159.4 million with over 50% market share and coverage extending to 97% of Indonesia’s population. These outcomes affirm that the FMC strategy is progressing as planned in support of Telkom’s vision to be the leading convergence operator in Indonesia.

Furthermore, Telkom also activated PT Telkom Infrastruktur Indonesia (TIF) as its InfraCo entity to manage TelkomGroup’s fiber network. Through TIF, Telkom is able to unlock the full value of its fiber assets and accelerate national digital adoption by providing neutral wholesale fiber connectivity services. This model enhances investment efficiency, asset management, operational effectiveness, and creates opportunities for network sharing with other industry players, further sharpening TelkomGroup’s competitive edge in the market.

In the Data Center business, Telkom bolstered its position through the consolidation of NeutraDC, which now operates 35 data centers across Indonesia and abroad, with a business value reaching USD 3 billion. NeutraDC continues to expand its capacity to meet growing cloud storage demands driven by the rapid development of Artificial Intelligence (AI). NeutraDC is also exploring strategic partnerships with global players to augment its capabilities as a digital ecosystem hub, reinforcing Telkom’s positioning in Southeast Asia’s data center market.

Telkom further enhanced its capabilities and business competencies under the B2B IT Services initiative, supported by a notable financial recovery. The Indibiz platform deepened vertical penetration, accelerating business growth. Telkom remains focused on strengthening Cloud services, Digital IT Services, and Cybersecurity through strategic partnerships with global tech companies, targeting the needs of 2,303 corporate clients, 717 government institutions, and 591,618 SMEs currently served by the Company.

In 2024, the DigiCo initiative grew, marked by positive financial contributions and well-received products in the market. This progress has attracted substantial investor interest, contributing to the Company’s overall development.

As a result of these strategic initiatives, Telkom recorded revenue of Rp149.97 trillion by the end of 2024, representing a 0.5% increase from Rp149.22 trillion in 2023. This growth was supported by several positive indicators, including a solid year-on-year payload growth of 13.9%, reflecting strong future growth potential for the Company. Despite this, revenue remained slightly below the 2024 target. In terms of profitability, EBITDA declined by 3.3% from Rp77.58 trillion to Rp75.03 trillion, primarily due to the Company’s investment in an Early Retirement Program, which we expect to enhance efficiency and productivity in the future. Net income decreased to Rp23.65 trillion from Rp24.56 trillion in 2023, factoring in unrealized losses from investments in GOTO. This net income outcome was marginally below the Company’s 2024 target.

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CHALLENGES AND CONSTRAINTS FACED

We faced a range of challenges in our business operations within the dynamic telecommunications industry, including:

1.

Evolving Regulatory Landscape:

The Company must proactively address and anticipate regulatory changes that may significantly impact on how we operate. This requires rapid adjustment and adaptation to ensure continued growth while remaining compliant with new rules. One notable example was the implementation of Ministry of Home Affairs Regulation No. 7/2024, whose practical implementation continued to be fraught—particularly due to varying interpretations by regional governments that still apply outdated schemes in determining lease rates for Regional Government Assets (BMD) used for telecommunications infrastructure that may hinder the efficient rollout of infrastructure.

2.

Intensifying Market Competition:

The digital telco industry in Indonesia continues to experience increasing competition with the entry of new players—both local and global—alongside a growing range of commoditized products and services, as well as expanded offerings from existing competitors. In response, the Company must consistently innovate across both business and operating models, including forging strategic partnerships that align with our portfolio strategy. This ensures the delivery of up-to-date, efficient services to enhance customer experience and satisfaction. We also monitor competitor consolidation, which we believe will ultimately lead to a healthier industry landscape.

3.

Infrastructure Reach:

Despite the Company’s continuous efforts to expand infrastructure, particularly for digital connectivity and platform services, there are still limitations in reaching all regions, especially the 3T areas (Frontier, Outermost, and Disadvantaged). We aim to overcome these barriers with more efficient, cutting-edge technologies and by collaborating with local governments, regional partners, and other stakeholders to increase infrastructure penetration and service coverage.

4.

High Capital Requirements:

The development and maintenance of connectivity service infrastructure and platforms requires a significant investment. At the same time, the telecommunications industry is grappling with the growing commoditization of connectivity services. To address this, the Company has begun preparing and developing second-curve services within the digital platform and digital services portfolio such as Data Centers, Cloud Services, and IT Services.

5.

Cybersecurity Threats:

Along with the digital lifestyle of today’s society, which implies an increasing dependence on digital technology, the Company also faces greater risks related to cyber security. Threats such as cyberattacks and data breaches pose significant reputational and operational risks. In response, we are relentlessly strengthening our information security systems and promoting cyber risk awareness and understanding across all TelkomGroup employees and partners.

6.

Global Macroeconomic Uncertainty:

Global economic uncertainty, influenced by several factors such as geopolitical conflicts, changes in political leadership, and weak economic growth, was one of the main factors behind Indonesia’s stagnant economic expansion in 2024. These conditions have created a challenging business environment for Telkom, influencing market dynamics and requiring strategic recalibration to sustain growth and competitiveness amid global volatility. To navigate this uncertainty, the Company continues to build capacity and capabilities to leverage emerging technologies that can meet the evolving digital needs of society.

2025 BUSINESS OUTLOOK AND TARGETS

In 2025, the Company is targeting low single-digit revenue growth, with an EBITDA margin in the range of 50%–52%, and a capital expenditure-to-revenue ratio of 15%–20%. To achieve these targets, we will continue executing the Five Bold Moves (5BM) strategy, with a strong focus on accelerating Indonesia’s digitalization and redoubling our investments across core business lines in digital connectivity, digital platforms, and digital services.

We are confident that digitalization presents Indonesia with an exceptional opportunity to leap forward across key sectors such as education, healthcare, finance, and beyond—achieving progress more efficiently and cost-effectively. To this end, the development of robust and extensive digital connectivity infrastructure, advanced digital platforms, and community-relevant digital services are critical components in building a connected society and accelerating the growth of Indonesia’s digital economy.

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We believe the rollout of Telkomsel One, a unified billing system, will offer a more integrated and seamless digital experience by combining home and mobile internet services into a single ecosystem. This platform is expected to act as a new catalyst, driving future B2C growth.

Telkom will also continue to strengthen its B2B segment by prioritizing high-margin, recurring services such as enterprise solutions that provide a range of integrated solutions such as system integration, IT service management, and Customer Relationship Management (CRM) services. Furthermore, we will accelerate strategic partnerships in the data center business to fuel sustainable B2B growth.

Looking ahead, Indonesia’s economy is expected to improve, supported by government programs already underway, which will provide a positive outlook for the Company’s long-term growth trajectory.

IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

We remain committed to upholding the principles of Good Corporate Governance (GCG), aligning with the eight principles of company management and governance as stipulated in the OJK’s Guidelines for Public Company Governance. The consistent application of GCG supports the realization of our purpose, vision, and mission while delivering sustainable value for shareholders and all other stakeholders. We firmly believe that sound corporate governance is a critical enabler of the Company’s long-term sustainability.

Throughout 2024, we have made significant enhancements across various areas to ensure the effective implementation of good corporate governance, including the strengthening of the Internal Audit organization and its competencies aimed at improving the effectiveness of internal control and oversight, the establishment of a Data Protection Unit to ensure compliance with the Personal Data Protection Law, and the reinforcement of the Company’s risk management function.

CLOSING

To conclude this report, on behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, we would like to extend our highest appreciation to the shareholders, the Board of Commissioners, customers, business partners, media, the public, and all other stakeholders who have supported us throughout 2024. We also extend our gratitude to the entire management team and employees of TelkomGroup, who have played a vital role in implementing strategic initiatives and achieving the Company’s objectives in 2024.

Looking ahead, we believe that Telkom is emboldened to come up with innovation after innovation amid the swift evolution of the digital era. We hope Telkom will continue to grow, deliver added value for stakeholders, and strengthen its position as a leading digital telecommunications company, in line with our commitment to accelerating digital transformation and providing the best services for the people of Indonesia.

Jakarta, April 21, 2025

On behalf of the Board of Directors

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

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STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2024 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2024 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 21, 2025

Board of Commissioners
/s/ Bambang Permadi Soemantri Brodjonegoro
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
/s/ Wawan Iriawan	/s/ Bono Daru Adji
Wawan Iriawan Independent Commissioner	Bono Daru Adji Independent Commissioner
/s/ Marcelino Rumambo Pandin	/s/ Ismail	/s/ Rizal Mallarangeng
Marcelino Rumambo Pandin Commissioner	Ismail Commissioner	Rizal Mallarangeng Commissioner
/s/ Isa Rachmatarwata	/s/ Arya Mahendra Sinulingga	/s/ Silmy Karim
Isa Rachmatarwata Commissioner	Arya Mahendra Sinulingga Commissioner	Silmy Karim Commissioner

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STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2024 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk

2024 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 21, 2025

Board of Directors
/s/ Ririek Adriansyah
Ririek Adriansyah President Director
/s/ Heri Supriadi	/s/ FM Venusiana R.	/s/ Herlan Wijanarko
Heri Supriadi Director of Finance & Risk Management	FM Venusiana R. Director of Enterprise & Business Service	Herlan Wijanarko Director of Network & IT Solution
/s/ Muhamad Fajrin Rasyid	/s/ Budi Setyawan Wijaya	/s/ Afriwandi
Muhamad Fajrin Rasyid Director of Digital Business	Budi Setyawan Wijaya Director of Strategic Portfolio	Afriwandi Director of Human Capital Management
/s/ Bogi Witjaksono	/s/ Honesti Basyir
Bogi Witjaksono Director of Wholesale & International Service	Honesti Basyir Director of Group Business Development

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ABOUT TELKOM

36	Purpose, Vision, Mission, and Strategy
37	Corporate Culture and Value
39	Telkom Milestones and Company Name Changes
40	Business Activities
42	Telkom Organizational Structure
43	List of Industry Association Memberships
45	Profile of the Board of Commissioners
52	Profile of the Board of Directors
57	Profile of the Senior Vice President
59	Profile of Telkom Employees
62	Shareholders Composition
65	Subsidiaries, Associated Companies, and Joint Ventures
71	Chronology of Stocks Registration
73	Chronology of Other Securities Registration
75	Use of Public Accounting Services and Public Accounting Firms
77	Name and Address of Institutions and/or Supporting Capital Market Profession

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PURPOSE, VISION, MISSION, AND STRATEGY

PURPOSE

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

MISSION

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

STRATEGIC FOCUS 2024

In 2024, we will continue the ongoing business transformation and investment and strengthen the Company's fundamental core to drive sustainable growth. This year also proves the Five Bold Moves initiative, focusing on B2C business synergy (FMC) and increasing B2B capabilities. The challenges of global uncertainty, including economic slowdown, industry dynamics, and geopolitical situations, may affect our business. Therefore, we prioritize programs that have a significant impact by adhering to compliance principles and prudence and mitigating potential risks. We have launched a corporate theme for 2024, "Achieve outstanding results in B2C integration and strive for significant improvements in B2B transformation" with three main programs, namely:

1.	Leverage data-driven approach in addressing customer pain-points and increasing customer lifetime value;
2.	Ensure business competitiveness through streamlined portfolio and relentless 5 BM execution while confirming strategic partners; and
3.	Execute fit-for-purpose talent fulfillment to enhance business capabilities and productivity.

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CORPORATE CULTURE AND VALUE

CORE VALUES AKHLAK

Based on the Circular Letter of the Minister of SOE Number SE-7/MBU/07/2020 dated July 1, 2020, regarding Core Values for Human Resources of State-Owned Enterprises (SOE) strengthened by SK-115/MBU/05/2022 regarding Guidelines for Implementing the Main Value of Human Resources for State-Owned Enterprises (AKHLAK Culture Journey), TelkomGroup as part of a SOE is obliged to implement the main values called AKHLAK.

Amanah/Trustworthy	Holding on to the trust given
Kompeten/Competent	Continue to learn and develop capabilities
Harmonis/Harmonious	Caring for each other and respecting differences
Loyal	Dedicated and prioritizing the interests of the nation and the state
Adaptif/Adaptive	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif/Collaborative	Building a synergistic collaboration

As a form of TelkomGroup's commitment to implementing Core Values AKHLAK, Telkom's Corporate Strategic Scenario 2024 - 2026 mandates the Company to Transform to Digital Telco Talents & Incorporate Digital Culture - Ways of Working Under Digital Age which is in line with Core Values AKHLAK. The Corporate Annual Message (CAM) also contains the spirit to strengthen Telkom's culture and digital culture attributes by leveraging AKHLAK core values as foundation. Furthermore, one of the focuses in the HC Strategy also mandates to Instill Harmony & Productive Working Environment Based on AKHLAK & compelling EVP.

COMPANY CULTURE ACTIVATION PROGRAM

All TelkomGroup unit leaders act as role model and main driver in the Company culture activation program. To ensure that the internalization of company culture runs well and all employees participate actively, unit leaders appoint Culture Agent and Culture Booster in their respective unit. Currently, the number of Culture Agent and Culture Booster are 4,306 people, with 2,164 people coming from units at Telkom and 2,142 people coming from subsidiaries. Every Culture Agent must take part in the Culture Agent on Boarding (CAOB) program to equalize their understanding of the role of company culture and programs that are relevant to the Company's strategy to achieve its Purpose also Vision and Mission. Unit leaders are assisted by Culture Agent and Culture Booster to form a Cultural Activation Provocation Community (Kipas Budaya) as a forum for implementing cultural activation in each unit.

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BUILDING DIGITAL CULTURE

To accelerate Telkom's transformation towards Digital Telco, strengthening Digital Culture in line with the implementation of Core Values AKHLAK, is one of the factors believed to support the Company's digital transformation. All TelkomGroup people are expected to implement Core Values AKHLAK, which will be strengthened by the actualization of Digital Ways of Working (digital behavior). Digital Ways of Working are internalized and actualized through regular activations so that they are embedded into employee behavior and will ultimately improve the Company's performance.

To ensure that cultural activation impacts the Company's performance, Core Values AKHLAK and Digital Ways of Working are implemented through strategic programs that become the focus of the Company to achieve the Company's targets, which are regulated in provisions and supporting systems. Supporting systems include digital tools such as the Diarium collaboration application, which is used as a corporate portal, daily operations, which include e-office, e-budgeting, file sharing, Ingenium application for career & succession management, MyDigilearn application for learning & knowledge management, and others.

CORPORATE CULTURE EVALUATION

To maintain and improve the implementation of AKHLAK and digital behavior at TelkomGroup, HCM TelkomGroup conducted Culture TelkomGroup 2024 survey measurement as an effort to determine the extent to which the implementation of AKHLAK culture and digital behavior can support the Company's digital transformation process. With the implementation of Culture TelkomGroup 2024 survey, it is expected that information on the level of implementation of AKHLAK Implementation Index, Digital Ways of Working Index, and Net Promoter Score will be obtained.

Culture TelkomGroup 2024 survey was conducted online and then deepened the survey results with qualitative methods through Focus Group Discussions. Telkom obtained AKHLAK Implementation Index score of 86.52% (Healthy Category), Digital Ways of Working Index of 85.77% (Differentiators), and Net Promoter Score of 94.35% (Mature).

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TELKOM MILESTONE AND COMPANY NAME CHANGES

Through Government Regulation Number 240 year 1961 regarding the Establishment of State Post and Telecommunication Company, Indonesian Government established Perusahaan Negara Pos dan Telekomunikasi (PN Postel). Furthermore, PN Postel was split into PN Post and Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi) according to Government Regulation No. 30 dated July 6, 1965. This date is the basis for determining the anniversary of Telkom Indonesia.

PN Telekomunikasi was split into two entities in 1974, namely Perusahaan Umum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). Perumtel then turned into a state-owned limited liability company with the official name of PT Telekomunikasi Indonesia (Persero) or Telkom in 1991. In 1995, Telkom became a public company listed on IDX and NYSE, with a market capitalization value achieved by the end of 2024 of Rp268 trillion on IDX and US$16.81 billion on NYSE.

2024

Telkom successfully launched the Merah Putih-2 Satellite from Cape Canaveral Florida, to support the realization of equitable access to connectivity to remote areas of the country. In addition, as part of implementing Five Bold Moves, PT Telkom Infrastruktur Indonesia (TIF) officially started the end-to-end operation of TelkomGroup's connectivity network through the Managed Service Agreement (MSA) mechanism. In applying ESG principles, Telkom launched a new ESG program entitled GoZero - Sustainability Action by Telkom Indonesia, Telkom's real ESG action for a sustainable future.

2023

Telkom and Telkomsel have signed a deed of separation to integrate IndiHome into Telkomsel, an essential step in the Fixed Mobile Convergence (FMC) initiative within the Five Bold Moves strategy. In addition, Telkom launched the ESG Existence for Sustainability by Telkom Indonesia (EXIST) program to affirm its commitment to managing and implementing environmental, social, and governance (ESG) aspects.

2022

Telkom has completed the first phase of construction of the Hyperscale Data Center in Cikarang and started groundbreaking for the construction of the Hyperscale Data Center in Batam. Telkom also collaborates with the world's largest technology companies, namely Microsoft.

2021	Telkomsel is the first cellular operator to provide 5G service in Indonesia. Telkom also increased its collaboration through additional investment in Gojek and signing an MoU with Microsoft.
2020

TelkomGroup has carried out several initiatives to respond to COVID-19 pandemic. Several corporate actions carried out by Telkomsel, including signing a conditional sale and purchase agreement for selling 6,050 telecommunication towers to Mitratel as well as entering into cooperation and investing in Gojek.

2019

TelkomGroup acquired 2,100 towers belonging to Indosat Ooredoo and acquired 95% of PT Persada Sokka Tama shares. Telkom also received "2019 Indonesia IoT Services Provider of the Year" award in Frost & Sullivan 2019 Asia Pacific Best Practices Awards.

2018

Telkom launched Merah Putih Satellite and inaugurated Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom has also completed the construction of Indonesia Global Gateway (IGG).

2017	Telkom launched Telkom 3S Satellite and completed the Southeast Asia-United States (SEA-US) submarine fiber optic cable line.
2016	Telkom has completed construction of the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine system.
2011 - 2015

Telkom completed Super Nusantara Highway project and True Broadband Access project in 2011. Then in 2014, Telkom became the first operator in Indonesia to provide 4G LTE service. A year later, Telkom launched IndiHome.

1999 - 2010	Telkom launched Telkom-1 satellite in 1999 and Telkom-2 satellite in 2005. Telkom has also successfully completed JaKaLaDeMa underwater fiber optic cable project.
1991 - 1995

Perumtel officially changed to Telkom in 1991. Then in 1995, Telkom established subsidiary Telkomsel as a cellular operator and conducted an IPO on Jakarta Stock Exchange and Surabaya Stock Exchange, registered shares on NYSE and LSE, and offered open shares without listing on Tokyo Stock Exchange.

1974	PN Telekomunikasi was split into Perumtel, which provides telecommunication services, and PT INTI, which manufactures telecommunications equipment.
1965	PN Postel was split into two entities, namely Perusahaan Negara Pos dan Giro (PN Pos and Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

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BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Telkom’s business activities based on Article 3 of the Company's Articles of Association as stated in the Deed of Statement of Resolution of the Company's GMS Number 37 dated June 22, 2022 which was received and approved by the Minister of Law and Human Rights based on Letter No. AHU-0044650.AH.01.02. year 2022 dated June 29, 2022. Telkom's business activities are in the field of providing telecommunication networks and services, informatics, as well as optimizing the utilization of the Company's resources to produce goods and/or services of high quality and with solid competitiveness to gain/pursue profit to increase company’s value by applying the principle of Limited Liability Company. The following are Telkom's main business activities and supporting business activities in general:

Principal Business Activities

1.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.
3.	Making investments including equity participation in other companies in line with and in order to achieve the goals and objectives of the Company.

Supporting Business Activities

1.	Provide payment transaction and money transfer services through telecommunications and informatics networks.
2.

Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education facilities and training facilities, and maintenance and repair facilities.

3.

Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and in order to achieve the aims and objectives of the Company.

All business activities, both main and supporting, were carried out in the financial year.

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PORTFOLIO PRODUCT AND/OR SERVICE

Telkom has a portfolio of products and services in various business segments in accordance with digital transformation strategy and development of telecommunications industry, which is described as follows:

Segment	Business Line	Product
Mobile	Mobile Legacy	Mobile Voice, Mobile SMS
	Mobile Data	Mobile Broadband
	B2C Digital (including DigiCo)	E-Health, E-Education, IoT, Big Data, Financial Service, VOD, Music, Gaming, Digital ads, VAS
Consumer	Fixed Voice	Fixed Voice
	Fixed Broadband	Home Broadband
	Home Digital Service	Pay TV, OTT, Other Digital Services
Enterprise	Connectivity	Fixed Voice, Fixed BB, Enterprise Data (including Managed CPE, Advanced Connectivity), Wi-Fi, Satellite
	Digital IT Service	IT Service, Big Data, IoT, Cybersecurity, Cloud (IaaS, PaaS, SaaS), Managed Solution (including Managed Device)
	Digital Adjacent Service	Financial Services, eHealth (Health Service Claim and Provider Management Services), Digital Advertising, POS Managed Services
	BPO	Customer Relationship Management, Shared Service Operations
Wholesale & International Service	WS Network	International Network, Domestic Network
	WS Traffic	International Voice, Domestic Voice, Internet Traffic
	WS FTTX	Wholesale FTTH
	WS Intl, Platform & Services	SMS A2P, CDN
	Satellite	Upstream (Orbital Slot, Satellite Mission, Transponder), Downstream (VSAT, Broadband Satellite), Link
	DC	Collocation & Hosting, Integrated DC Services, Hyperscale
	Tower	Tower Owned (Macro, Micro, etc.), Reseller, Managed Service, Project
	Infrastructure	Infra & Network Managed Service, Submarine Cable Service, Power Solutions
Digital	B2B Digital	B2B e-Commerce, e-Logistic, Digital Advertising
	B2B2C Digital (Transition Portfolio)	Music, Gaming, Digital Content
	Smart Platform	Big Data & IoT Platform, Digi Ads, Financial Services
Other	Non-portfolio	Digital investment, Property Development, Property Management, Hospitality

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TELKOM ORGANIZATIONAL STRUCTURE

Telkom organizational structure as of December 31, 2024 with disclosures at least up to the structure of one level below the Board of Directors is presented as follows:

Board of Commissioners
Audit Committee
Committee for Nomination and Remuneration
Committee for Planning and Risk Evaluation and Monitoring
Integrated Governance Committee
President Director
RIRIEK ADRIANSYAH
CORPORATE OFFICE
DIVISIONS/CENTERS
TERRITORY
Director of Enterprise & Business Service
FM VENUSIANA R
AVP Directorate Secretariat EBIS
DESSY
VP Enterprise Business Strategy
IRWAN ANDRIYANTO NUGROHO
VP Enterprise Product Development
-
VP Enterprise Business Governance
ADIWATI
OVP Enterprise Regional Management
-
Director of Group Business Development
HONESTI BASYIR
AVP Directorate Secretariat GBD
R RIFA HERDIAN
VP Business Planning
ANANG SUPRIADI
VP Business Parenting & Risk Mgt
DIVIA TIRSYARAKSITA DEVI
VP Business Performance Mgt
SAIFUL HIDAJAT
Director of Wholesale & International Service
BOGI WITJAKSONO
AVP Directorate Secretariat WINS
-
VP Strategy Planning & Performance
PRAYUDI NUGROHO
VP Wholesale Product & Service
MICHAEL ADIGUNA
VP Wholesale Solution & Customer Management
OKTAZIASIH MUNINGGAR
Director of Network & IT Solution
HERLAN WIJANARKO
AVP Directorate Secretariat NITS
AGUNG KERTIOSO
VP Network/IT Strategy, Technology & Architecture
ERMONO UMAN PRABOWO
VP Connectivity Service & Budget Strategy
MARFANI
VP Performance & Governance Mgt
IRWAN INDRIASTANTO
OVP Cyber Security
ELYSABETH DAMAYANTI
Director of Digital Business
MUHAMAD FAJRIN RASYID
AVP Directorate Secretariat DB
H MOHAMAD RAHMAT YUSUF
VP Digital Business Strategy & Governance
DR RIZA A N RUKMANA
VP Digital Business Performance
JOKDADI WIBOWO
Director of Strategic Portfolio
BUDI SETYAWAN WIJAYA
AVP Directorate Secretariat SP
SIGIT ADI PRAMONO
VP Corporate Strategic Planning
TOBIAS ROFINDA SIHOMBING
VP Integrated Portfolio Management
CANDRA KUSUMA WARDHANA
VP Synergy
KUNCORO WASTUWIBOWO
VP Strategic Investment Digital Telco
YUSUF WIBISONO
VP Strategic Investment ICT & Services
AGUNG NUGROHO
VP Global Strategic Partnership
M ROSADI
Director of Finance & Risk Management
HERI SUPRIADI
AVP Directorate Secretariat Finance
WILLY KOESPRABETYO
SVP Risk Management
ROBERTO S NEGARA
VP Risk Strategy & Governance
DINI ITTIANI
VP Risk Operation & Process Mgt.
PRAYUDI UTOMO
VP Investor Relation
OCTAVIUS OKY PRAKARSA
VP TelkomGroup Financial Planning & Analysis
DEVINDRA KAMAL
VP Subsidiaries Financial Planning & Analysis
HENDRA KURNIAWAN
VP Group Financial Accounting & Treasury
JUNAINAH
VP Financial & Procurement Policy
NURCHOLIS FERI AHMADI
Director of Human Capital Management
AFRIWANDI
AVP Directorate Secretariat HCM
YULIO CUNTUR WICAKSANA
VP HC Strategic Management
AHMED YASSER
VP HC Talent Management Policy
CANDRA DANISWARA
VP HC Culture & Industrial Relations
IWAN SETIAWAN
OVP HC Intelligence, Analytic, & Performance
DIDI HARYADI
CEO's Office
SVP Corporate Secretary
JATI WIDAGDO
VP Regulatory Management
CHAIRUDIN MIRZA
VP Corporate Office Support
HARDI PURWANTO
VP Legal & Compliance
JUNIAN SIDHARTA
VP Data Protection
RIZAL AKBAR
SVP Group Sustainability & Corporate Communication
AHMAD REZA
VP Corporate Communication
ANDRI HERAWAN SASOKO
VP Sustainability
GUNAWAN WASISTO CIPTANING ANDRI
SVP Internal Audit
MOHAMAD RAMZY
VP Planning & Development Audit
AFDOL MUFTIASA
VP Infrastructure & Operation Audit
UMAR SYAHID
VP Information Technology Audit
RUDY BERLIANDY
VP Integrated & Financial Audit
KENNY NAZAR
SVP Group Corporate Transformation
JEMY VESTIUS CONFIDO
Taskforce Leader
VP Change Mgt. & Communication
SETYO BUDIANTO
VP Product Management
-
EVP Private Service
MOHAMMAD SALSABIL
EVP SOE Service
DEDY MARDIANTO
EVP Government Service
SYAIFUDIN
SGM Solution Delivery & Assurance
ADMIDAL DASRIN
EVP Digital Wholesale Service
MUHAMMAD ROFIK
SGM Digital Connectivity Service
TEUKU MUDA NANTA
SGM Information Technology
-
SGM Digital Infrastructure Development
CHOLIS SAIFUDIN
EVP Digital Business & Technology
KOMANG BUDI ARYASA
SGM Finance System & Acc Controller
ACHMAD ALIYADIN
SGM Group Procurement
MOKHTAR ISMAIL
SSGM Telkom Shared Service Center
EKA SETIAWAN
SGM HC Strategic Partner
SENDY ADITYA KAMESVARA
SGM HC Service Operations
PUSPO HENDRIADI
SGM Assessment Center Indonesia
JUSTI ARIESTHIAWATI
SGM Social Responsibility
HERY SUSANTO
SGM Telkom Corporate University
MUHAMMAD SUBHAN ISWAHYUDI
CRO
EVP Telkom Regional I
DWI PRATOMO JUNIARTO
EVP Telkom Regional II
EDIE KURNIAWAN
EVP Telkom Regional III
FERA PEBRAYENTI
EVP Telkom Regional IV
RACHMAD DWI HARTANTO
EVP Telkom Regional V
AMIN SOEBAGYO

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LIST OF INDUSTRY ASSOCIATION MEMBERSHIPS

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel, Telin
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Sistem Komunikasi Kabel Laut Seluruh Indonesia (ASKALSI)	Telkom, Telin
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI), Telkomsel
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSF)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Forum Digital BUMN (FORDIGI)	Telkom
44.	Kolaborasi Riset dan Inovasi Industri Kecerdasan Artifisial Indonesia (KORIKA)	Telkom

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No.	National	Member
45.	Forum Human Capital Indonesia (FHCI)	Telkom
46.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
47.	Asosiasi Penyelenggara Jaringan Telekomunikasi (APJATEL)	Mitratel (2024)
48.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
49.	Asosiasi Emiten Indonesia (AEI)	Telkom, Mitratel
50.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
51.	Ikatan Akuntan Indonesia (IAI)	Telkom
52.	Indonesia Corporate Secretary Association (ICSA)	Mitratel
53.	Cyber Defense Indonesia (CDEF ID)	Telkom, Telkomsel
54.	Asosiasi Pelaksana Konstruksi Nasional (ASPEKNAS)	Graha Sarana Duta
55.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal	Graha Sarana Duta

No.	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine/Maritime Satellite (INMARSAT)	Telkom
5.	Asia Pacific Telecommunication (APT)	Telkom, Telkomsel
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom
7.	TM Forum	Telkom, Telkomsel
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	The Institute of Certified Management Accountants	Telkom
11.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
12.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
13.	Bridge Alliance	Telkomsel
14.	Global System for Mobile Communications Association (GSMA)	Telkomsel
15.	PMO Global Alliance (PMOGA)	Telkomsigma
16.	Pacific Telecommunications Council (PTC)	Telin
17.	Mobile Ecosystem Forum (MEF)	Telin
18.	International Cable Protection Committee (ICPC)	Telin
19.	The ITW Global Leader's Forum (GLF)	Telin
20.	Executive Global Network (EGN)	Telin
21.	Information Systems Audit and Control Association (ISACA) Chapter Indonesia	Telkom
22.	Global Information Assurance Certification (GIAC) Advisory Board	Telkom
23.	International Information System Security Certification Consortium (ISC2)	Telkom
24.	International Association of Privacy Professionals (IAPP)	Telkom

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PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS WHO OFFICIATE AS OF DECEMBER 31, 2024

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

degree
Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1997	Ph.D, University of Illinois at Urbana Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America
	• 1990	Bachelor degree in Economics, Universitas Indonesia, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Concurrent Positions	• 2024	Special Advisor to the President for Economic and National Development
	• 2021	President Commissioner, PT Bukalapak Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021	Independent Commissioner, PT Astra International Tbk
	• 2021	Independent Commissioner, PT Indofood Tbk
	• 2021	Commissioner, PT Combiphar
Work Experiences	• 2022 - 2024	President Commissioner, PT Prudential Syariah
	• 2021 - 2025	Independent Commissioner, PT TBS Energi Utama Tbk*
	• 2021 - 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 - 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia
	• 2016 - 2019	Minister of National Development Planning of Republic of Indonesia
	• 2014 - 2016	Minister of Finance of Republic of Indonesia
	• 2013 - 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certifications	2021	Qualified Risk Governance Professional (QRGP)

Remark:

*	Resigned on March 7, 2025.

Wawan Iriawan

Independent Commissioner

o
Age	61 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia
	• 2005	Master degree in Law, Universitas Padjadjaran, Indonesia
	• 1989	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment	Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020
Concurrent Positions	No concurrent positions held
Work Experiences	• 1999 - 2000	Managing Partner, Iriawan & Co
Professional Certifications	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)

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Bono Daru Adji

Independent Commissioner

Age	56 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor degree in Law, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Concurrent Positions	• 2023	Member of the Ethics Committee of the Indonesian Football Association
	• 2023	Member of the Management Board of the Indonesian Audit Committee Association
	• 2017	Managing Partner, Assegaf Hamzah & Partners
Work Experiences	• 2019 - 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 - 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Himpunan Konsultan Hukum Pasar Modal - HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)

Marcelino Rumambo Pandin

Commissioner

Age	59 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia
	• 2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	• 2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD) London, United Kingdom
	• 1999	Master of Philosophy, Judge Business School University of Cambridge, United Kingdom
	• 1991	Bachelor degree in Architectural Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	First Period: Telkom Annual General Meeting of Shareholders (AGM) on May 24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGM) on May 3, 2024
Concurrent Positions	No concurrent positions held
Work Experiences	• 2018 - 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France
	• 2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Certification in Audit Committee Practices (CACP)
	• 2015	The Company Directors' Course (CDC)
	• 2014	The Company Directors' Course (CDC)

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Ismail

Commissioner

1 - 2023
Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia
	• 1999	Master degree in Electrical Engineering, Universitas Indonesia, Indonesia
	• 1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	First Period: Telkom Annual General Meeting of Shareholders (AGM) on May 24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGM) on May 3, 2024
Concurrent Positions	• 2025	General Secretary of the Ministry of Communication and Digital
Work Experiences	• 2023 - 2024	Chairman of the Supervisory Board of MASTEL
	• 2021 - 2023	Acting as Director General of Post and Information Technology, Ministry of Communication and Information Technology
	• 2018 - 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	• 2016 - 2025	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia
	• 2014 - 2016	Director of PPKU Telecommunications/Broadband Development, Ministry of Communication and Information of the Republic of Indonesia
	• 2012 - 2014	Director of Telecommunications, Directorate General of Post and Information Technology, Ministry of Communication and Information Technology of the Republic of Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)
	• 2012	Computer Emergency Response Team (CERT), Carnegie Mellon - USA
	• 2010	Certified Information System Security Professional (CISSP), INIXINDO
	• 2010	Certified Data Center Professional (CDCP), INIXINDO
	• 2010	Certified Information Technology Manager (CITM), INIXINDO

Rizal Mallarangeng

Commissioner

Age	60 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2000	Doctoral Comparative Politics, Ohio State University, United States of America
	• 1994	Magister Comparative Politics, Ohio State University, United States of America
	• 1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	2020	Commissioner, PT Energi Mega Persada
Work Experiences	• 2001 - 2020	Executive Director, Freedom Institute
	• 2016	Founder, Freedom Corp
	• 2009	Founder, Fox Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

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Isa Rachmatarwata

Commissioner

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1994	Master of Mathematic, Actuarial Science, University of Waterloo, Canada
	• 1990	Bachelor degree in Department of Mathematics and Natural Sciences, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Concurrent Positions	2021	Director General of Budget, Ministry of Finance of the Republic of Indonesia
Work Experiences	• 2017 - 2021	Director, General of State Assets, Ministry of Finance of the Republic of Indonesia
	• 2013 - 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia
	• 2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia
	• 2006 - 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Fellow of the Society of Actuaries of Indonesia (FSAI)
	• 1993	Associate of the Society of Actuaries (ASA)

Arya Mahendra Sinulingga

Commissioner

Age	54 years old
Citizenship	Indonesian
Domicile	Tangerang, Indonesia
Educational Background	1995	Bachelor degree in Civil Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Concurrent Positions	• 2024	Acting as Chairman of Provincial Association of the Indonesian Football Association (PSSI) in North Sumatra
	• 2023	Member of the Executive Committee of the Indonesian Football Association (PSSI)
	• 2021	General Secretary, Institut Teknologi Bandung Alumni Association
	• 2021	Advisory Board for the Central Board of the Indonesian Engineers Association
	• 2020	Member of the Board of Trustees, North Sumatera University
	• 2019	Special Staff III, The Minister of State-Owned Enterprises (SOE)
Work Experiences	• 2019 - 2021	Commissioner, PT INALUM
	• 2018 - 2019	Corporate Secretary Director, PT MNC Tbk
	• 2017 - 2018	President Commissioner, PT MNC Infotainment
	• 2015 - 2018	President Director, PT IDX Channel
	• 2015 - 2018	Deputy Director, iNews TV
	• 2014 - 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2014 - 2019	News Director, PT MNC Tbk
	• 2014 - 2018	Director, PT MCI
	• 2014 - 2015	Director, PT MNC Investama Tbk
	• 2014 - 2015	Editor-in-Chief, RCTI
	• 2011 - 2014	Editor-in-Chief, Global TV

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	• 2010 - 2018	News Director & Corporate Secretary, Global TV
	• 2010 - 2014	Corporate Secretary, PT MNC Tbk
	• 2008 - 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2008 - 2014	Corporate Secretary, PT Global Mediacom Tbk
	• 2007 - 2015	Corporate Secretary, PT MNC Sky Visison
	• 2004 - 2007	Member, North Sumatra Regional Indonesian Broadcasting Commission
	• 2001 - 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province
	• 1995 - 2001	Drainage & Marine Consultant, Bandung
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

Silmy Karim

Commissioner

Age	50 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	• 2012	Advance Security, George C. Marshall European Center for Security Studies, Germany
	• 2012	NATO School, Germany
	• 2012	National and International Defense, United States of America
	• 2010	Georgetown University, GLS, Washington D.C, United States of America
	• 2007	Master degree in Economics, Universitas Indonesia, Indonesia
	• 1997	Bachelor degree in Economics, Universitas Trisakti, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Concurrent Positions	2024	Deputy Minister of Immigration and Community
Work Experiences	• 2023 - 2024	General Director of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
	• 2018 - 2023	President Director, PT Krakatau Steel (Company) Tbk
	• 2016 - 2019	Commissioner, PT GE Power Solution Indonesia
	• 2016 - 2018	President Director, PT Barata Indonesia (Persero)
	• 2015 - 2016	President Commissioner, MAN Diesel & Turbo Indonesia
	• 2014 - 2016	President Director, PT Pindad (Persero)
	• 2011 - 2014	Commissioner, PT PAL Indonesia (Persero)
	• 2010 - 2011	Special Advisor to the Indonesian Investment Coordinating Board
Professional Certifications	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2014	Naval Postgraduate School (NPS) in Defense Management, Monterey, California, United States of America
	• 2012	Harvard University in National and International Defense, Cambridge, Massachusetts, United States of America
	• 2012	NATO School, Oberammergau, Germany
	• 2012	George C. Marshall European Center for Security Studies, Program in Advance Security, Garmisch-Partenkirchen, Germany

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INDEPENDENT STATEMENT OF THE MEMBER OF INDEPENDENT COMMISSIONERS

In accordance with Article 25 of OJK Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for two terms of office (two terms of office in five years) can be reappointed by declaring their independence to the GMS and disclosed publicly in the Annual Report. Until the 2024 financial year, no Telkom Independent Commissioners served for two periods. Nevertheless, Telkom still requires each Independent Commissioner to sign a Statement of Independence annually as one of the efforts to implement GCG, which ensures that each member of the Board of Commissioners carries out his duties independently without intervention from other parties.

COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation with fellow members of the Board of Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of Good Corporate Governance or GCG.

Name	Position	Financial Affiliation with			Family Affiliation with
		BoC	BoD	Major & Controlling Shareholder(1)	BoC	BoD	Major & Controlling Shareholder(1)
Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
Wawan Iriawan	Independent Commissioner	No	No	No	No	No	No
Bono Daru Adji	Independent Commissioner	No	No	No	No	No	No
Marcelino Rumambo Pandin	Commissioner	No	No	No	No	No	No
Ismail	Commissioner	No	No	No	No	No	No
Rizal Mallarangeng	Commissioner	No	No	No	No	No	No
Isa Rachmatarwata	Commissioner	No	No	No	No	No	No
Arya Mahendra Sinulingga	Commissioner	No	No	No	No	No	No
Silmy Karim	Commissioner	No	No	No	No	No	No

Remark:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.

BOARD OF COMMISSIONERS’ COMPOSITION

On January 19, 2024, Mr. Abdi Negara Nurdin as Independent Commissioner of the Company submitted a letter of resignation to the Company, which has been responded to by the Company through the letter of Pgs President Director Number C.Tel.01/HK 000/TEL-00000000/2024 dated January 24, 2024 regarding Response to Letter of Resignation as Independent Commissioner of PT Telkom Indonesia (Persero) Tbk. The Company has also carried out the obligation to report this resignation to the Financial Services Authority through letter Number Tel.03/LP 000/DCI-M0200000/2024 dated January 22, 2024, regarding the Resignation of Independent Commissioner of PT Telkom Indonesia (Persero) Tbk.

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At the Annual General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk for Financial Year 2023 on May 3, 2024, there was an agenda to confirm the resignation of Mr. Abdi Negara Nurdin as Independent Commissioner and the reappointment of Mr. Ismail and Mr. Marcelino Rumambo Pandin as Commissioners. Thus, the composition of the Telkom Board of Commissioners as of December 31, 2024 is as follows:

January 1, 2024 - May 3, 2024	May 3, 2024 - December 31, 2024
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner	Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
Wawan Iriawan Independent Commissioner	Wawan Iriawan Independent Commissioner
Bono Daru Adji Independent Commissioner	Bono Daru Adji Independent Commissioner
Abdi Negara Nurdin Independent Commissioner	Marcelino Rumambo Pandin Commissioner
Marcelino Rumambo Pandin Commissioner	Ismail Commissioner
Ismail Commissioner	Rizal Mallarangeng Commissioner
Rizal Mallarangeng Commissioner	Isa Rachmatarwata Commissioner
Isa Rachmatarwata Commissioner	Arya Mahendra Sinulingga Commissioner
Arya Mahendra Sinulingga Commissioner	Silmy Karim Commissioner
Silmy Karim Commissioner

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PROFILE OF THE BOARD OF DIRECTORS

MEMBER OF THE BOARD OF DIRECTORS WHO OFFICIATE AS OF DECEMBER 31, 2024

Ririek Adriansyah

President Director

Age	61 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 3, 2024
Concurrent Positions	No concurrent positions held
Work Experiences	• 2019 - 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel)
	• 2015 - 2019	President Director, PT Telekomunikasi Selular (Telkomsel)
	• 2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero) Tbk
	• 2012 - 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero) Tbk
	• 2011 - 2012	President Director, PT Telekomunikasi Indonesia International
	• 2010 - 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International
	• 2008 - 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Heri Supriadi

Director of Finance & Risk Management

Age	59 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2013	Honorary Doctoral degree in Business Management, Universitas Padjadjaran, Indonesia
	• 1997	Master of Business Administration (MBA), Saint Mary’s University, Canada
	• 1991	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	2021	Commissioner, PT Telekomunikasi Selular (Telkomsel)
Work Experiences	• 2020 - 2023	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	• 2020	Commissioner, PT Telekomunikasi Selular (Telkomsel)
	• 2019 - 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja)
	• 2019 - 2020	President Commissioner, PT Telkomsel Mitra Inovasi
	• 2012 - 2020	Director of Finance, PT Telekomunikasi Selular (Telkomsel)
	• 2012 - 2014	President Commissioner, PT Graha Sarana Duta (Telkom Property)
	• 2010 - 2012	President Director, PT Graha Sarana Duta (Telkom Property)
	• 2008 - 2011	Commissioner, PT Multimedia Nusantara (Metra)
	• 2007 - 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

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FM Venusiana R

Director of Enterprise & Business Service

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2004	Master degree in Management, Universitas Hasanuddin, Indonesia
	• 1992	Bachelor degree in Electrical Engineering, Universitas Diponegoro, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Concurrent Positions	No concurrent positions held
Work Experiences	• 2020 - 2023	Director of Consumer Service, PT Telkom Indonesia (Persero) Tbk
	• 2022 - 2023	President Commissioner, PT PINS Indonesia
	• 2020 - 2023	President Commissioner, PT Telkom Akses
	• 2020	Director Network, PT Telekomunikasi Selular (Telkomsel)
	• 2017 - 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel)
	• 2016 - 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel)
	• 2013 - 2016	Executive Vice President, Jabodetabek West Java Areas, PT Telekomunikasi Selular (Telkomsel)
	• 2010 - 2013	Vice President Jabotabek West Java Areas, PT Telkomsel
	• 2010	Vice President Customer Lifecycle Management, PT Telkomsel
	• 2006 - 2010	Vice President Radio Access Engineering Java - Bali, PT Telkomsel
	• 2005 - 2006	Vice President Network Operations, PT Telkomsel
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Herlan Wijanarko

Director of Network & IT Solution

Age	59 years old
Citizenship	Indonesian
Domicile	Bandung, Indonesia
Educational Background	• 2005	Master degree in Management, Sekolah Tinggi Manajemen Bisnis Telkom, Indonesia
	• 1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	2023	Commissioner, PT Dayamitra Telekomunikasi
Work Experiences	• 2020 - 2023	President Commissioner, PT Dayamitra Telekomunikasi
	• 2022	President Commissioner, PT Infrastruktur Indonesia
	• 2018 - 2020	President Director, PT Dayamitra Telekomunikasi
	• 2016 - 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero) Tbk
	• 2015 - 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero) Tbk
	• 2014 - 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero) Tbk
	• 2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero) Tbk
	• 2013 - 2014	GM Regional West Java in North Region (Bekasi), PT Telkom Indonesia (Persero) Tbk
	• 2010 - 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero) Tbk
	• 2009 - 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero) Tbk
	• 2007 - 2009	GM Network Regional Eastern Indonesia, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

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Muhamad Fajrin Rasyid

Director of Digital Business

Age	38 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America
	• 2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America
	• 2009	Bachelor degree in Technical Information, Institut Teknologi Bandung, Indonesia
	• 2008	Student Exchange Program, Daejeon University, South Korea
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	• 2023	Commissioner, PT Digital Aplikasi Solusi (Digiverse)
	• 2020	Commissioner, PT MDI
Work Experiences	• 2020 - 2023	Commissioner, PT Sigma Cipta Caraka
	• 2020 - 2023	President Commissioner, PT MDI
	• 2020 - 2023	President Commissioner, PT Metranet
	• 2011 - 2020	Co-Founder & President, Bukalapak
	• 2011 - 2014	President Director, Suitmedia
	• 2009 - 2011	Consultant, The Boston Consulting Group (BCG)
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Budi Setyawan Wijaya

Director of Strategic Portfolio

Age	52 years old
Citizenship	Indonesian
Domicile	Bandung, Indonesia
Educational Background	• 2003	Master degree in Management, Sekolah Tinggi Manajemen Telkom, Indonesia
	• 1996	Bachelor degree in Technical and Industrial Management, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	• 2023	Commissioner, PT Sigma Cipta Caraka
Work Experiences	• 2022 - 2023	President Commissioner, PT Multimedia Nusantara
	• 2020 - 2023	President Commissioner, PT Sigma Cipta Caraka
	• 2020 - 2023	President Commissioner, PT Jalin Pembayaran Nusantara
	• 2017 - 2020	President Director, PT Admedika
	• 2015 - 2017	President Director, PT MD Media
	• 2013 - 2015	President Director, PT Melon Indonesia
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Afriwandi

Director of Human Capital Management

Age	53 years old
Citizenship	Indonesian
Domicile	Bekasi, Indonesia
Educational Background	• 2011	Master degree in Management, Universitas Islam Sumatera Utara, Indonesia
	• 1995	Bachelor degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020
Concurrent Positions	No concurrent positions held
Work Experiences	• 2020 - 2023	President Commissioner, Infomedia

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	• 2020 - 2023	Chairman of the Supervisory Board, Telkom Pension Fund
	• 2015 - 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero) Tbk
	• 2015	Advisor CEO, PT Telkom Indonesia (Persero) Tbk
	• 2014 - 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero) Tbk
	• 2013 - 2014	Deputy EGM of Business Service Division, PT Telkom Indonesia (Persero) Tbk
	• 2012 - 2013	General Manager of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero) Tbk
	• 2012	GM Enterprise West Regional, PT Telkom Indonesia (Persero) Tbk
	• 2011 - 2012	GM Enterprise Regional 2, PT Telkom Indonesia (Persero) Tbk
	• 2008 - 2011	GM Enterprise Regional 1, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Bogi Witjaksono

Director of Wholesale & International Service

Age	57 years old
Citizenship	Indonesian
Domicile	Bogor, Indonesia
Educational Background	• 1995	Master degree in Telecommunication Engineering, Institut Teknologi Bandung, Indonesia
	• 1989	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh Nopember, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021
Concurrent Positions	• 2023	Commissioner, PT Telkom Data Ekosistem (NeutraDC)
	• 2023	Commissioner, PT Telkom Satelit (Telkomsat)
	• 2023	Commissioner, PT Telekomunikasi Indonesia International (Telin)
Work Experiences	• 2020 - 2021	Professional on IT/ICT Solution
	• 2019 - 2020	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk
	• 2019 - 2020	President Commissioner, PT Telkom Satelit
	• 2019 - 2020	Commissioner, PT Telkom Metra
	• 2018 - 2019	Deputy President Director/COO, PT Telkom Satelit
	• 2015 - 2019	President Director, PT Patrakom
	• 2012 - 2019	Managing Director, PT Metrasat
	• 2009 - 2012	General Manager of Operations, PT Metrasat
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

Honesti Basyir

Director of Group Business Development

Age	56 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2002	Magister Corporate Finance, Institut Manajemen Telkom, Indonesia
	• 1992	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Annual General Meeting of Shareholders (AGMS) of Telkom on May 30, 2023
Concurrent Positions	No concurrent positions held
Work Experiences	• 2019 - 2023	President Director, PT Bio Farma (Persero)
	• 2017 - 2019	President Director, PT Kimia Farma Tbk
	• 2014 - 2017	Director of Wholesale and International Service, PT Telkom Indonesia (Persero) Tbk
	• 2012 - 2014	Director of Finance, PT Telkom Indonesia (Persero) Tbk
Professional Certifications	2023 - 2025	Qualified Risk Governance Professional

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DIRECTORS AFFILIATIONS AND RELATIONSHIPS

Telkom discloses the affiliation relationship between members of the Board of Directors and fellow members of the Board of Directors, Commissioners, and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of Good Corporate Governance or GCG.

Name	Position	Financial Affiliation with			Family Affiliation with
		BoC	BoD	Major & Controlling Shareholder(1)	BoC	BoD	Major & Controlling Shareholder(1)
Ririek Adriansyah	President Director	No	No	No	No	No	No
Heri Supriadi	Director of Finance & Risk Management	No	No	No	No	No	No
FM Venusiana R	Director of Enterprise & Business Service	No	No	No	No	No	No
Herlan Wijanarko	Director of Network & IT Solution	No	No	No	No	No	No
Muhamad Fajrin Rasyid	Director of Digital Business	No	No	No	No	No	No
Budi Setyawan Wijaya	Director of Strategic Portfolio	No	No	No	No	No	No
Afriwandi	Director of Human Capital Management	No	No	No	No	No	No
Bogi Witjaksono	Director of Wholesale & International Service	No	No	No	No	No	No
Honesti Basyir	Director of Group Business Development	No	No	No	No	No	No

Remark:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.

BOARD OF DIRECTORS’ COMPOSITION

In 2024, there is no change in the composition of the Board of Directors.

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PROFILE OF THE SENIOR VICE PRESIDENT

Jati Widagdo

SVP Corporate Secretary

Age	51 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	August 6, 2021
Educational Background	1996	Bachelor degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia

Ahmad Reza

SVP Group Sustainability & Corporate Communication

Age	47 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	October 1, 2020
Educational Background	2001	Bachelor degree in Economics, STIE IBII (Kwik Kian Gie Business School), Indonesia

Mohamad Ramzy

SVP Internal Audit

Age	51 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	July 22, 2024
Educational Background	• 2005	Master of Telecommunication Management Engineering, Universitas Indonesia, Indonesia
	• 1997	Bachelor degree in Electrical Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia

Jemy Vestius Confido

SVP Group Corporate Transformation

Age	49 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	January 1, 2024
Educational Background	• 2019	Doctoral degree in Business Law, Universitas Pelita Harapan, Indonesia
	• 2019	Doctoral degree in Management, Institut Teknologi Bandung, Indonesia
	• 1999	Master of Science in Engineering Management, TUFTS University, United States of America
	• 1997	Bachelor degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia

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Roberto Surya Negara

SVP Risk Management

Age	53 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Serving since	November 1, 2024
Educational Background	• 2014	Master of Management, Universitas Gajah Mada, Indonesia
	• 1996	Bachelor Degree in Accounting Economics, Universitas Indonesia, Indonesia

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PROFILE OF TELKOM EMPLOYEES

Employees are the main asset in achieving the Company's strategic goals. Therefore, TelkomGroup always empowers all employees to be highly competent and adapt to changes to support Telkom's transformation into a digital telecommunication company. TelkomGroup management is committed to creating an inclusive, safe, and conducive work environment so that every employee can contribute optimally, carry out their duties with integrity, and support the effective implementation of company policies and strategies.

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By the end of 2024, Telkom had a total of 21,673 employees, with 4,930 employees coming from the parent company and 16,743 from subsidiaries. The number of TelkomGroup employees decreased by 1,391 people or around 6.03% compared to 2023. Throughout 2024, Telkom did not terminate employment before retirement.

Number of Telkom and Subsidiaries Employees in 2022 - 2024

Description	2024	2023	2022
Telkom Employee	4,930	7,469	8,919
Subsdiary Employee	16,743	15,595	14,874
Total	21,673	23,064	23,793

GENDER EQUALITY ASSURANCE AND NUMBER OF EMPLOYEES BASED ON GENDER

In carrying out its business activities, TelkomGroup ensures gender equality by the Resolution of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014 regarding Business Ethics within TelkomGroup. By the end of 2024, TelkomGroup has 14,746 male employees and 6,927 female employees. Although there are more male employees, TelkomGroup does not set quotas based on gender or discriminate against either gender. The higher number of male employees is because men tend to be more interested in working in the telecommunication sector than women, along with the characteristics of this industry.

Number of Telkom and Subsidiary Employees Based on Gender

Gender	2024				2023		2022
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	2,703	12,043	14,746	68.04	16,019	69.5	16,654	70.0
Female	2,227	4,700	6,927	31.96	7,045	30.5	7,139	30.0
Total	4,930	16,743	21,673	100.0	23,064	100.0	23,793	100.0

TelkomGroup's efforts to provide equal opportunities for male and female employees who have the capability and competence to occupy various positions in the Company can be seen in the table below. By 2024, there will be 36 women in senior management positions, 1,314 women in middle management positions, 3,562 women in supervisory positions, and 2,015 women in other positions.

Number of Telkom and Subsidiary Employees Based on Position and Gender in 2024

Employee Position	Telkom			Subsidiary			Total
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	91	16	107	144	20	164	235	36	271
Middle Management	1,196	684	1,880	3,244	630	3,874	4,440	1,314	5,754
Supervisor	1,031	1,061	2,092	6,508	2,501	9,009	7,539	3,562	11,101
Others	385	466	851	2,147	1,549	3,696	2,532	2,015	4,547
Total	2,703	2,227	4,930	12,043	4,700	16,743	14,746	6,927	21,673

NUMBER OF EMPLOYEES BY POSITION AND EMPLOYMENT STATUS

TelkomGroup has various levels of positions, including senior management, middle management, supervisor, and other levels of positions below supervisor. Until the end of 2024, the largest number of employees was at the supervisory level, with a total of 11,101 people, a decrease of 9.97% or 1,230 employees compared to the previous period.

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Number of Telkom and Subsidiary Employees Based on Position

Employee Position	2024				2023		2022
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	107	164	271	1.3	307	1.3	322	1.4
Middle Management	1,880	3,874	5,754	26.5	6,155	26.7	6,209	26.1
Supervisor	2,092	9,009	11,101	51.2	12,331	53.5	12,632	53.1
Others	851	3,696	4,547	21	4,271	18.5	4,630	19.4
Total	4,930	16,743	21,673	100.0	23,064	100.0	23,793	100.0

Based on employment status, as of December 31, 2024, TelkomGroup has 19,695 permanent employees (including employees in retirement preparation and study assignments), representing 90.87% of total employees. Meanwhile, non-permanent employees are divided into two categories, namely professional and rehire, with a total of 1,978 people or 9.13% of all employees.

Number of Telkom and Subsidiary Employees Based on Employment Status

Employment Status	2024				2023		2022
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	4,575	14,928	19,503	90.0	20,362	88.3	20,869	87.7
Professional	224	1,739	1,963	9.0	2,435	10.6	2,531	10.7
Rehire	0	15	15	0.1	24	0.1	311	1.3
Retirement Preparation Period	38	40	78	0.4	110	0.5	58	0.2
Study Assignment	93	21	114	0.5	133	0.5	24	0.1
Total	4,930	16,743	21,673	100.0	23,064	100.0	23,793	100.0

NUMBER OF EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

By the end of 2024, the majority of TelkomGroup employees will have a bachelor's degree, reaching 66.89% or as many as 14,496 people. The following table displays data on TelkomGroup employees based on pre-university, diploma, bachelor, and postgraduate education levels for 2022 - 2024.

Number of Telkom and Subsidiary Employees Based on Education Level

Education Level	2024				2023		2022
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	175	1,595	1,770	8.2	2,063	8.9	2,276	9.6
Diploma	129	1,390	1,519	7.0	2,179	9.5	2,492	10.5
Bachelor	3,175	11,321	14,496	66.9	15,624	67.7	15,837	66.5
Postgraduate (Master and Doctorate)	1,451	2,437	3,888	17.9	3,198	13.9	3,188	13.4
Total	4,930	16,743	21,673	100.0	23,064	100.0	23,793	100.0

Based on age, most of TelkomGroup employees as many as 16,479 employees or 76.03% are under 45 years old. This number decreased by 2.63% compared to the previous year.

Number of Telkom and Subsidiary Employees Based on Age

Age	2024				2023		2022
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	1,432	2,667	4,099	18.91	4,922	21.3	5,401	22.7
30 - 45 years	2,127	10,253	12,380	57.12	12,003	52.1	11,681	49.1
> 45 years	1,371	3,823	5,194	23.97	6,139	26.6	6,711	28.2
Total	4,930	16,743	21,673	100.0	23,064	100.0	23,793	100.0

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SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2024 can be seen in the following diagram.

INFORMATION ON MAJOR/CONTROLLING SHAREHOLDERS TO ULTIMATE OWNERS

Telkom's issued and fully paid-up authorized capital is 99,062,216,600 shares, which are divided into 1 share of Series A Dwiwarna shares owned solely by the Government of the Republic of Indonesia and 99,062,216,599 shares of Series B (ordinary shares). Series A Dwiwarna shares are shares exclusively owned by the Republic of Indonesia and provide special rights to the holder as a Series A Dwiwarna shareholder. Meanwhile, the Republic of Indonesia and/or the public can own Series B shares. Thus, Telkom's principal and controlling shareholder is the Government of the Republic of Indonesia with a share ownership percentage of 52.09%.

Composition of Shareholders Telkom as of December 31, 2024

Shareholders	Series A	Series B	%
	Dwiwarna	Ordinary Shares
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public	-	47,459,863,040	47.91
Total	1	99,062,216,599	100.0

The following tables present Telkom's shareholder composition in more detail to provide a complete picture of the shareholding structure in the Company.

1.	Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	January 1, 2024		December 31, 2024
		Total Shares	%	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09	51,602,353,559	52.09

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2.	Shareholders with Less than 5% Ownership
Telkom shareholders with individual ownership less than 5%, as of December 31, 2024.

Description	Group	January 1, 2024		December 31, 2024
		Total Shares	%	Total Shares	%
Foreign	Business/Institution	37,017,581,228	37.37	36,190,410,361	36.53
	Individual	16,870,800	0.02	23,590,100	0.02
Local	Business/Institution
	Pensions Funds	3,858,668,094	3.90	3,982,346,644	4.02
	Mutual Fund	2,457,790,575	2.48	2,140,229,846	2.16
	Insurance Company	2,442,919,996	2.47	1,973,283,996	1.99
	Limited Liability	139,068,231	0.14	236,006,504	0.24
	Others	136,440,950	0.14	139,306,550	0.14
	Individual	1,390,523,166	1.40	2,774,689,039	2.81
Total		47,459,863,040	47.91	47,459,863,040	47.91

3.	Ownership of Shares by Directors and the Board of Commissioners
As of December 31, 2024, no Commissioner or Director owns more than 1.0% of Telkom shares.

	BoC and BoD	January 1, 2024		December 31, 2024
		Total Shares	%	Total Shares	%
Board of Commisioners	Bambang Permadi Soemantri Brodjonegoro	-	-	-	-
	Wawan Iriawan	-	-	-	-
	Bono Daru Adji	-	-	-	-
	Marcelino Rumambo Pandin	1,968,000	<0.01	3,312,700	<0.01
	Ismail	1,968,000	<0.01	3,312,700	<0.01
	Rizal Mallarangeng	1,968,000	<0.01	3,312,700	<0.01
	Isa Rachmatarwata	1,968,000	<0.01	3,312,700	<0.01
	Arya Mahendra Sinulingga	2,014,800	<0.01	3,359,500	<0.01
	Silmy Karim	-	-	1,344,700	<0.01
Board of Directors	Ririek Adriansyah	6,016,355	<0.01	9,336,755	<0.01
	Heri Supriadi	4,170,400	<0.01	7,242,700	<0.01
	FM Venusiana R	7,806,900	0.01	10,629,200	0.01
	Herlan Wijanarko	4,172,900	<0.01	6,995,200	<0.01
	Muhamad Fajrin Rasyid	4,130,400	<0.01	6,952,700	<0.01
	Budi Setyawan Wijaya	4,585,400	<0.01	7,407,700	<0.01
	Afriwandi	4,172,900	<0.01	6,995,200	<0.01
	Bogi Witjaksono	4,130,400	<0.01	6,952,700	<0.01
	Honesti Basyir	370,544	<0.01	3,250,844	<0.01

4.	Percentage of Indirect Ownership of Shares of Issuers or Public Companies by Members of the Board of Directors and Members of the Board of Commissioners at the Beginning and End of Financial Year
All members of the Board of Directors and/or the entire Board of Commissioners do not own shares of issuers or public companies indirectly at the beginning and end of 2024.

5.	Percentage of Shares Owned by Domestic and Foreign

As of December 31, 2024, 233,293 shareholders (including the Government of the Republic of Indonesia) were registered as ordinary shareholders. From this amount, 36,214,000,461 common shares are owned by 2,140 foreign shareholders or 36.56%. In addition, there are 65 ADS shareholders who own 49,801,940 ADS (1 ADS is equivalent to 100 common shares).

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6.	List of 20 Largest Public Shareholders
The following are the list of 20 largest public shareholders as of December 31, 2024.

No.	Institution	%
1.	DJS KETENAGAKERJAAN PROGRAM JHT	2.39
2.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	1.79
3.	CITIBANK SINGAPORE S/A GOVERNMENT OF SIN	1.46
4.	NTC-HARDING LOEVNER FUNDS, INC. INTERNAT	0.78
5.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.66
6.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE	0.65
7.	JPMCB NA RE-T. ROWE PRICE INTERNATIONAL	0.60
8.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.60
9.	JPMCB NA RE-T.ROWE PRICE INTERNATIONAL S	0.58
10.	JPMCB NA RE-NEW WORLD FUND,INC	0.50
11.	SSB 2Q27 ISHARES CORE MSCI EMERGING MARK	0.44
12.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHI	0.43
13.	DJS KETENAGAKERJAAN PROGRAM JP	0.42
14.	NTC-WGI EMERGING MARKETS FUND, LLC	0.41
15.	SSB 52B0 MFS EMERGING MARKETS EQUITY FUN	0.37
16.	JPMCB NA RE-VANGUARD FIDUCIARY TRUST COM	0.33
17.	CITIBANK SINGAPORE S/A MONETARY AUTHORIT	0.33
18.	PT. TASPEN	0.31
19.	HSBC BANK PLC S/A KUWAIT INVESTMENT AUTH	0.30
20.	CITIBANK NEW YORK S/A GOVERNMENT OF NORW	0.29

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SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2024, Telkom has 44 subsidiaries with direct and indirect ownership, with a percentage of ownership of more than 50%, so that the Financial Statements of these entities, both directly and indirectly owned, have been consolidated with Telkom as the parent company. In addition, there are 8 unconsolidated subsidiaries (affiliates).

Telkom Indonesia
the world in your hand
The Government of
the Republic of Indonesia
52.09%
IDX
NYSE
Public
47.91%
INFRACO
100.00%
metranet
100.00%
Telkomsel
Telkommetra
99.99%
Mitratel
pins
100.00%
TelkomAkses
99.99%
telkomsigma
100.00%
Telin
100.00%
telkomsat
100.00%
Telkominfra
99.99%
Telkom Property
99.99%
Neutra DC
100.00%
cellum
30.40%
nuon
99.99%
MDI Ventures
99.99%
DIGISERVE
100.00%
infomedia
100.00%
pointer
100.00%
Telin Singapore
100.00%
TELKOMCEL
100.00%
Telin
100.00%
51.00%
100.00%
55.00%
TED
INDICO
100.00%
Telkomsel
Ventures
100.00%
metra
99.99%
100.00%
PERSADA SEKRA
99.99%
24.00%
collega
70.00%
55.00%
Telin
100.00%
Telin USA
100.00%
Telin
70.00%
TDE
60.00%
TDI SG
100.00%
SSI
51.00%
100.00%
mdmedia
100.00%
finnet
60.00%
nutech
60.00%
tsc
70.00%
TRANSVISION
15.67%
CSM
25.00%
PSN
6.32%
2.18%
jalin
30.00%

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SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	70%	Mobile telecommunication, fixed broadband, network service, and internet protocol television ("IPTV")	Operating	117,403	Telkomsel Smart Office 1st - 20th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Dayamitra Telekomunikasi (“Mitratel”) Jakarta, Indonesia	72%	Leasing of towers and digital support services for mobile infrastructure	Operating	58,140	Telkom Landmark Tower 27th floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Multimedia Nusantara (“Metra”) Jakarta, Indonesia	100%	Network telecommunication service and multimedia	Operating	17,995	Telkom Landmark Tower II 41st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telekomunikasi Indonesia International (“Telin”) Jakarta, Indonesia	100%	International telecommunication and information services	Operating	17,173	Telkom Landmark Tower 16th - 17th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telkom Satelit Indonesia (“Telkomsat”) Jakarta, Indonesia	100%	Telecommunication – provides satellite communication system and its related services	Operating	8,858	Telkom Landmark Tower 21st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telkom Data Ekosistem (“TDE”) Tangerang, Indonesia	100%	Data center	Operating	8,461	Graha Telkomsigma Tower 5th floor Jl. Kapten Subijanto DJ Blok COA No. 1 Lengkong Gudang Serpong, South Tangerang, Banten
PT Sigma Cipta Caraka (“Sigma”) Tangerang, Indonesia	100%	Hardware and software computer consultation service	Operating	6,207

Commercial Office: Telkom Landmark Tower 23rd floor, The Telkom Hub

Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia

Head Office: Graha Telkomsigma II

Jl. CBD lot VIII No. 8, Lengkong Gudang, Tangerang 15321, Indonesia

PT Graha Sarana Duta (“GSD”) Jakarta, Indonesia	100%	Developer, trade, service, and transportation	Operating	5,485	Graha Telkom Property Jl. Kebon Sirih No. 10, Central Jakarta 10110, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telkom Akses (“Telkom Akses”) Jakarta, Indonesia	100%	Construction, service, and trade in the field of telecommunication	Operating	4,480	Telkom Building West Jakarta Jl. S. Parman Kav. 8 West Jakarta 11440, Indonesia
PT Telkom Infrastruktur Indonesia (“TIF”) Jakarta, Indonesia	100%	Network telecommunication and information services	Operating	3,048	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Metra-Net (”Metra-Net”) Jakarta, Indonesia	100%	Multimedia portal service	Operating	2,096	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 - 60 Pancoran, Jakarta 12780, Indonesia
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”) Jakarta, Indonesia	100%	Developer service and trading in the field of telecommunication	Operating	1,359	Telkom Landmark Tower 19th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT PINS Indonesia (“PINS”) Jakarta, Indonesia	100%	Trade in telecommunication devices	Operating	733	Telkom Landmark Tower 42nd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Napsindo Primatel Internasional (“Napsindo”) Jakarta, Indonesia	60%	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related service	1999; Ceased operation on January 13, 2006	5	-

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SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra Digital Investama (“MDI”) Jakarta, Indonesia	100%	Trading, information and multimedia technology, entertainment, and investment service	Operating	9,110	Mulia Business Park Building J Jl. MT Haryono Kav. 58 - 60, Pancoran, South Jakarta 12780
Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”) Singapore	100%	Telecommunication and related services	Operating	6,090	Maritime Square, #09-63 Harbour Front Centre, Singapore - 099253
Telekomunikasi Indonesia International Ltd. (“Telin Hong Kong”) Hong Kong	100%	Investment holding and telecommunication services	Operating	3,624	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
NeutraDC Singapore Pte. Ltd. (“NeutraDC Singapore”) Singapore	100%	Data center	Operating	3,478	30 Changi North Way Singapore (498814)
PT Infomedia Nusantara (“Infomedia”) Jakarta, Indonesia	100%	Information provider services, contact center, and content directory	Operating	2,198	PT Infomedia Nusantara Head Office Jl. RS Fatmawati 77 - 81 Jakarta 12150, Indonesia
PT Telkom Landmark Tower (“TLT”) Jakarta, Indonesia	55%	Property development and management services	Operating	2,120	Telkom Landmark Tower, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
PT Persada Sokka Tama (“PST”) Jakarta, Indonesia	100%	Leasing of towers and other telecommunication services	Operating	1,621	Persada Office Park Building B 7th floor Jl. KH. Noer Ali No. 3A, Kayuringin, Bekasi 17144
PT Teknologi Data Infrastruktur (“TDI”) Jakarta, Indonesia	60%	Telecommunication service and data center	Operating	1,426	Telkom STO Building Batam Center Jl. Laksamana Bintan, Baloi
PT Nuon Digital Indonesia (“Nuon”) Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	1,393	Telkom Landmark Tower II 45th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Finnet Indonesia (“Finnet”) Jakarta, Indonesia	60%	Information technology services	Operating	1,383	Telkom Landmark Tower II 28th & 51st floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Telkomsel Mitra Inovasi (“TMI”) Jakarta, Indonesia	100%	Business management consulting and investment services	Operating	1,040	Telkom Landmark Tower Building 1 Jl. Gatot Subroto Kav. 52, Jakarta 1270, Indonesia
Telekomunikasi Indonesia International (TL) S.A. (“Telkomcel”) Dili, Timor Leste	100%	Telecommunication networks, mobile, internet, and data services	Operating	1,035	Timor Plaza 4th floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra Digital Media (“MD Media”) Jakarta, Indonesia	100%	Telecommunication information and other information services	Operating	876	Telkom Landmark Tower 18th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710 Indonesia
PT Administrasi Medika (“Ad Medika”) Jakarta, Indonesia	100%	Health insurance administration services	Operating	702	STO Telkom Gambir Building C 3rd floor Jl. Medan Merdeka Selatan, No. 12, Central Jakarta 10110, Indonesia
PT Telkomsel Ekosistem Digital (“TED”) Jakarta, Indonesia	100%	Business management consulting services and investment and/or investment in other companies	Operating	451	Telkom Landmark Tower Building 1, 20th floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia
PT Digital Aplikasi Solusi (“Digiverse”) Jakarta, Indonesia	100%	Communication system services	Operating	441	EightyEight@Kasablanka, 35th floor Jl. Casablanca Raya Kav. 88, Jakarta 12870
PT Swadharma Sarana Informatika (“SSI”) Jakarta, Indonesia	51%	Cash replenishment services and Automated Teller Machine (“ATM”) maintenance	Operating	387	Bellagio Office Park, Unit OUG 31 - 32, Jl. Mega Kuningan Barat, Kav. E4.3, Mega Kuningan Area, Setiabudi, South Jakarta
PT Ultra Mandiri Telekomunikasi (“UMT”) Tangerang, Indonesia	100%	Telecommunication network infrastructure services	Operating	366	Ayoma Apartment, Ground Floor, Jl. Raya Ciater Barat, Rawa Buntu, Serpong, South Tangerang, Banten 15310
TS Global Network Sdn. Bhd. (“TSGN”) Petaling Jaya, Malaysia	70%	Satellite services	Operating	357	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
PT Nusantara Sukses Investasi (“NSI”) Jakarta, Indonesia	100%	Service and trading	Operating	288	Multimedia Tower, Annex Building 2nd floor Jl. Kebon Sirih No. 10 - 12, Central Jakarta, Indonesia
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	51%	Tourism and hospitality services	Operating	277	Jl. Cimanuk No. 33 Bandung, Indonesia
Telekomunikasi Indonesia International (USA) Inc. (“Telin USA”) Los Angeles, USA	100%	Telecommunication and information services	Operating	267	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
PT Nutech Integrasi (“Nutech”) Jakarta, Indonesia	60%	System integrator service	Operating	225	Jl. Tanjung Barat Raya, No. 17, Pasar Minggu, South Jakarta 12510, Indonesia
PT Collega Inti Pratama (“CIP”) Jakarta, Indonesia	70%	Trading and services	Operating	196	Talavera Office Park, 6th floor Jl. TB Simatupang Kav. 22 - 26, South Jakarta 12430
PT Graha Telkomsigma (“GTS”) Jakarta, Indonesia	100%	Management and consultation services	Operating	167	Jl. Kapten Subijanto DJ BSD City, Tangerang 15321, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. (“Telin Malaysia”) Kuala Lumpur, Malaysia	70%	Telecommunication and information services	Operating	144	Suite 7 - 3, Level 7, Wisma UOA II No. 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia
PT Media Nusantara Data Global (“MNDG”) Jakarta, Indonesia	55%	Consultation services of hardware, software, data center, and internet exchange	Operating	134	Cyber 1 Building, 1st floor Kuningan Barat No. 8, Mampang Prapatan South Jakarta, DKI Jakarta 12710, Indonesia
PT Pojok Celebes Mandiri (“PCM”) Jakarta, Indonesia	100%	Travel agent services	Operating	69	Plasa TelkomGroup 2nd floor Jl. RS. Fatmawati No. 65, Cilandak Barat, South Jakarta 12430, Indonesia
PT Metra TV (“Metra TV”) Jakarta, Indonesia	100%	Subscription broadcasting services	Operating	57	Telkom Landmark Tower 22nd floor, The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”) Sydney, Australia	100%	Telecommunication and information services	Operating	52	Suite 408, Level 5, 20 Bond Street Sydney 2000 NSW Australia
PT Metraplasa (“Metraplasa”) Jakarta, Indonesia	60%	Network and e-commerce services	2012; Ceased operations on October, 2020	29	-
PT Bosnet Distribution Indonesia (“BDI”) Jakarta, Indonesia	-	Trade and consultation services	Not in operation	-	-

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CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) with ticker of TLKM and New York Stock Exchange (NYSE) with ticker of TLK.

Date	Corporate Actions	Price (Rp/Sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
13/11/1995	Pre-Initial Public Offering	500	2,050	8,400,000,000	-
	Sale of Shares Held by Government			(933,334,000)	933,334,000
	Telkom Right Issue			-	933,333,000
	Composition of Share Ownership			7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	500	3,850	(388,000,000)	388,000,000
	Composition of Share Ownership			7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	500	3,675	(2,670,300)	2,670,300
	Composition of Share Ownership			7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	500	3,825	(898,000,000)	898,000,000
	Composition of Share Ownership			6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	500	3,275	494,239,656	252,426,984
	Composition of Share Ownership			6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	500	2,700	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership			5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	500	3,775	(312,000,000)	312,000,000
	Composition of Share Ownership			5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	250	4,200	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	250	6,050	-	(211,290,500)
	Composition of Share Ownership			10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	250	9,850	-	(215,000,000)
	Composition of Share Ownership			10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	250	7,750	-	(64,284,000)
	Composition of Share Ownership			10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	250	7,600	-	(520,355,960)
	Composition of Share Ownership			10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	250	10,550	-	59,811,400
	Composition of Share Ownership			10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	250	11,750	-	211,290,500
	Composition of Share Ownership			10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	50	2,150	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	50	2,440	-	1,075,000,000
	Composition of Share Ownership			51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	50	3,110	-	22,363,000
	Composition of Share Ownership			51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	50	3,970	-	864,000,000

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Date	Corporate Actions	Price (Rp/Sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2017	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	50	3,750	-	1,737,779,800
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2019	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2020	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2021	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2022	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2023	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040
2024	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

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CHRONOLOGY OF OTHER SECURITIES REGISTRATION

On July 16, 2002, Telkom issued its first bonds with a value of Rp1,000 billion with a tenor of 5 years on Surabaya Stock Exchange. Telkom has fulfilled its obligations on the bonds on the maturity date, namely July 16, 2007. Then on June 25, 2010, Telkom issued its second bond consisting of Series A worth Rp1,005 billion with a tenor of 5 years and Series B worth Rp1,995 billion with a tenor of 10 years. These two bonds were issued on IDX and were paid in full on their maturity dates, namely July 6, 2015 and July 6, 2020.

Furthermore, Telkom issued Phase I Sustainable Bonds I on June 16, 2015, consisting of Series A worth Rp2,200 billion with a tenor of 7 years, Series B worth Rp2,100 billion with a tenor of 10 years, Series C worth Rp1,200 billion with a tenor of 15 years, and Series D worth Rp1,500 billion with a tenor of 30 years. All of these bonds have been listed and traded on IDX. Series A bonds have been paid in full on the maturity date, namely June 23, 2022.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (Year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk; PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk)	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

(1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015.

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In addition to bonds, on September 4, 2018, Telkom also issued Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000 and Medium Term Notes Syariah Ijarah I Telkom Year 2018 with the remaining ijarah fee of Rp742,000,000,000. For each Medium Term Notes, Telkom issued three series and appointed PT Bank Tabungan Negara (Persero) Tbk as Monitoring Agent. Telkom has paid off MTN I Telkom Year 2018 Series C and MTN Syariah Ijarah I Telkom Year 2018 Series C which mature on September 4, 2021.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) /Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom’s 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas; PT BNI Sekuritas; PT CGS-CIMB Sekuritas Indonesia; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom’s 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom’s 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%			September 4, 2021
Telkom’s 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom’s 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom’s 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000			September 4, 2021

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USE OF PUBLIC ACCOUNTING SERVICES AND PUBLIC ACCOUNTING FIRMS

Every year, Telkom conducts an audit of the Consolidated Financial Statements. Through the GMS, company appoints a Public Accounting Firm (KAP) to audit the Financial Statements. In 2024, in addition to audit services, KAP also provided non-audit services. The costs incurred for these other services have never exceeded those for audit services.

KAP Service in 2024

Public Accounting Firm	Address	Assignment Period	Certified Public Accountant	Services		Fee (Rp million)
KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities*	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190	Since 2012	Agung Purwanto	●	Conducting general and integrated audit of the Consolidated Financial Statements based on Financial Accounting Standards ("SAK") in Indonesia and International Financial Reporting Standards ("IFRS") and the effectiveness of internal control over financial reporting.	83,727
				•	Conducting audit based on ETAP Accounting Standards (Entities Without Public Accountability) on the Financial Statements of the Corporate Social Responsibility and Environment (CSR) Program.
				•	Conducting audit based on Financial Audit Standards State regarding the Company's Compliance with Legislation and Internal Control of PT Telkom for the 2024 financial year.
				•	Conducting collaborative audit services with BPK RI regarding the preparation of LKPP RI for the 2024 financial year (SA 600).
				•	Conducting Agreed Upon Procedures ("AUP") service for SOE Financial Information Package.
				•	Conducting compliance attestation services for the Prudential Principal Implementation Activity Report (KPPK Report) in managing Non-Bank Corporate Foreign Debt for the Company, Telkomsel, and Telin.
				•	Conducting Agreed Upon Procedures ("AUP") services for KPI calculation and measurement for the Company's Board of Directors and Board of Commissioners.
				•	Conducting general audit based on financial accounting standards applicable to the Company's subsidiaries.

Remark:

*	In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Sungkoro & Surja due to the changes on composition of partners.

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KAP Service in 2020 - 2024

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Assurance Service	Other Service	Total
1.	2024	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Agung Purwanto	79,003	4,724	83,727
2.	2023	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited) and associated entities	Agung Purwanto	68,969	3,964	72,933
3.	2022	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Agung Purwanto	59,700	5,440	65,140
4.	2021	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Widya Arijanti	59,050	11,540	70,590
5.	2020	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	63,461	1,925	65,386

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NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

.5
	Supporting Capital Market Profession	Address	Services	2024 Fee	Assignment Period
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34 - 35 Jakarta 10220

Acting as a depository institution (Custodian) for Telkom's common shares traded on the IDX, providing administrative services for holding GMS, and providing administrative services for dividend payment.

				Rp1.5 billion	Since 1995
Trustee	PT Bank Permata Tbk	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29 - 31 Jakarta 12920	Representing the interests of bondholders with the Company for Telkom's phase I sustainable bonds.	Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190	● Providing central custodial service and settlement of stock/bond transactions on the IDX.	Rp40 million	Since 1995
● Storage services and settlement of securities transactions, distribution of corporate action results.
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th Floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52 - 53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23 - 06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$88,000	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$77,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$109,314	Since 1995

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.5
	Supporting Capital Market Profession	Address	Services	2024 Fee	Assignment Period
Legal Counsel	Herbert Smith Freehills	50 Raffles Place, #24-01 Singapore Land Tower, Singapore 048623	Acted as a corporate legal consultant regarding the United States capital market for the Annual Report on Form 20F.	Rp2.8 billion	Since 2023
	UMBRA Partnership	Telkom Landmark Tower 49th floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as a notary in the Annual General Meeting of Shareholders (AGMS).	Rp67.9 million	Since 2012

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MANAGEMENT DISCUSSION AND ANALYSIS

80	Business Overview
85	Operational Overview by Business Segment
97	Marketing Overview
110	Comprehensive Financial Performance
124	Solvency
125	Capital Structure and the Management Policies for Capital Structure
126	Realization of Capital Expenditure
127	Material Commitment for Capital Expenditure
128	Receivables Collectability
129	Material Information and Fact After Accountant Reporting Date
130	Business Prospects and Sustainability of the Company
132	Comparison of Initial Year Target and Realization
133	Target or Projections for the Following Year
134	Dividend
135	Realization of Public Offering Fund
136	Material Information Regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divesment, and Acquisition
137	Changes in Law and Regulation
138	Changes in Accounting Policy

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BUSINESS OVERVIEW

GLOBAL AND INDONESIA’s ECONOMY OVERVIEW IN 2024

According to the IMF's World Economic Outlook, the global economy was projected to grow by 3.2% in 2024, a decrease from 3.3% in 2023. Despite ongoing uncertainty and uneven recovery in various regions, developing countries primarily drive this growth.

The global inflation rate was expected to decline from 6.7% in 2023 to 5.8% in 2024, especially in developed countries. In response to this positive trend, central banks have adopted policies to reduce interest rates, aiming to mitigate the risks associated with economic uncertainty. However, rising protectionism and trade tensions, particularly between major economies like the US and China, pose significant threats to global economic stability.

Indonesia's economy has shown resilience amidst external challenges. The country's Gross Domestic Product (GDP) was recorded at 4.95% in Q424 and has increased to 5.03% year-to-date, supported by strong domestic consumption, growth in Non-Profit Institutions Serving Households (NPISHs), and robust performance in exports and imports. Additionally, the momentum from the 2024 General Election (Pemilu) has contributed to economic activities, including election officer fees and related expenditures. As of October 2024, the Consumer Confidence Index (CCI) stands at 121.1, reflecting optimism about the economy and positive expectations for the future, as it remains above the optimistic threshold of 100.

Standard & Poor's Sovereign Credit Rating signifies Indonesia's macroeconomic stability. In July 2024, Indonesia maintained a BBB rating with a stable outlook, affirming global perceptions of the country’s economic stability despite external volatility. The upcoming Pemilu has further stimulated economic activity through increased consumption, government expenditures, and growth in printing, food and beverages, and transportation.

As of December 2024, Indonesia’s inflation rate remains under control at 1.57% year-on-year. This stability was attributed to the strong collaboration between Bank Indonesia (BI) and the government via the Central Inflation Control Team (TPIP) and the Regional Inflation Control Team (TPID), as well as the implementation of the National Movement for Controlling Food Inflation (GNPIP) across many regions.

The Indonesian capital market has performed positively, with the Indonesia Stock Exchange Composite Index (IHSG) increasing by 6.16%, surpassing the previous year's growth of 4.09%. This rise was driven by investor confidence in domestic economic stability, positive growth prospects, and expectations surrounding the 2024 Pemilu, which was anticipated to boost domestic spending.

The exchange rate between the Indonesian Rupiah (IDR) and the United States Dollar (USD) has experienced significant fluctuations. In June 2024, the IDR hit a low of Rp16,458 per USD, influenced by the strengthening of the USD in the global foreign exchange market and market reactions to the new Government's fiscal policies. However, by September 2024, the IDR improved to Rp15,145 per USD, aided by market stability and BI's stringent monetary policies. Overall, the currency exchange rate was Rp16,157 per USD by the end of the year.

Throughout 2024, BI made several adjustments to the benchmark interest rate (BI Rate) to maintain national economic stability. At the start of the year, the BI Rate was set at 6.00% and remained unchanged until March 2024. In April 2024, BI increased the rate to 6.25% to address inflationary pressures and respond to global economic dynamics. Subsequently, in September 2024, the BI Rate was reduced to 6.00% and stable to December 2024 following the Federal Reserve’s interest rate cut.

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INDONESIAN TELECOMMUNICATIONS INDUSTRY

In 2024, Indonesia’s telecommunication industry made notable improvements, focusing on expanding access and enhancing quality throughout the region. The rising demand for reliable and fast digital connectivity across various economic sectors prompted the Government and industry players to collaborate on strengthening infrastructure and accelerating the adoption of new technologies, such as 5G and service convergence. This partnership aims to provide equal digital access and support digital transformation in Indonesia.

Major telecommunication operators in Indonesia, including Telkom, XL Axiata (now XLSmart as officially merged with Smartfren in 2024), and Indosat Ooredoo Hutchison (IOH), allocated significant investments to expand their networks and enhance service capacity.

These initiatives reflect a strong response to Government targets. The Ministry of Communication and Digital Affairs aims for more evenly distributed infrastructure and improved internet connectivity to reach 3T regions (underdeveloped, frontier, and outermost regions) and provide faster access throughout Indonesia.

The development of 5G technology is one of the strategic initiatives for the telecommunication industry in 2024, and it has the potential to impact Indonesia’s digital economy significantly. The Global System for Mobile Communications Association (GSMA) estimates that 5G technology could contribute approximately US$41 billion to Indonesia’s GDP from 2024 to 2030. By the end of 2024, 5G adoption was still in its early stages, with a 3% adoption rate, while 4G dominated the market. GSMA also predicts that 5G penetration will increase substantially to 32% of Indonesia's population by 2030.

Notably, major operators like Telkomsel have led by building nearly 1,000 5G BTS in 56 cities/regencies at end of 2024. Telkomsel’s advancements are expected to pave the way for more advanced digital applications, such as augmented reality (AR), virtual reality (VR), the Internet of Things (IoT), and autonomous vehicles. This technology also supports faster and more reliable connectivity in critical sectors such as healthcare, education, and manufacturing, which could significantly accelerate national digitalization.

The Indonesian telecommunication industry has also seen service consolidation and convergence trends in recent years. These trends have garnered considerable attention from industry players, particularly the implementation of Fixed Mobile Convergence (FMC) by three major operators: Telkomsel, XLSmart, and IOH.

The integration of fixed broadband and mobile broadband networks into a Fixed-Mobile Convergence (FMC) framework creates a more seamless, enriched, and efficient user experience. FMC also reflects the widespread consolidation trend among telecommunications companies. Through its integration with IndiHome, Telkomsel captured over 65% of the market share, representing fixed broadband subscribers at the end of 2024. In 2023, XL Axiata announced strategic initiatives to enhance its position in both the fixed broadband and FMC markets through an agreement with Link Net. This agreement includes transferring Link Net's fixed broadband business, which consists of 750K subscribers, to XL Axiata. Additionally, in the same year, IOH announced its strategic efforts to strengthen its commitment to providing home internet services to a broader community by acquiring over 300K MNC Play subscribers. IOH also aims to offer a combination of FTTH (Fiber to the Home) and IPTV services in one integrated package. This trend toward consolidation is expected to enhance operational efficiency and drive business growth for the operators involved.

Indonesia’s telecommunication industry faces several complex challenges despite these opportunities and developments. Intense competition among operators and declining consumer purchasing power affect companies' abilities to attract new customers, while high infrastructure costs limit expansion in remote areas. Consequently, Indonesia’s telecommunication growth in 2024 is predicted to stagnate at around 1.4%, a trend also observed globally.

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One factor contributing to this stagnation is the rise of Over-the-Top (OTT) services, such as WhatsApp, Netflix, and YouTube, which deliver attractive content over operators’ networks without providing proportional contributions to infrastructure maintenance costs. The Indonesian Government is working on regulations to address this issue, aiming to require OTT services to contribute to infrastructure costs, similar to measures in several EU countries.

Additionally, there are significant disparities in the quality of telecommunication services, which have become essential for people's daily lives. Many areas still rely on 2G connections, resulting in slow internet speeds that hinder digital productivity. Furthermore, the emergence of new technologies like Low Earth Orbit (LEO) satellite technology poses a challenge to territory-based cellular businesses. However, there are opportunities for telecommunications companies to collaborate with LEO operators to enhance existing services.

Despite these challenges, Indonesia’s telecommunication industry remains optimistic about its long-term growth potential. As internet demand continues to rise, collaboration among the Government, telecommunication operators, and other stakeholders will be crucial in addressing these issues and fostering development.

The telecommunication technology includes 5G and LEO satellite were anticipated to be the foundation of Indonesia's digital economy, creating new opportunities in key sectors such as healthcare, manufacturing, and education. The country's dedication to strengthening and expanding the infrastructure that supports this network is crucial for achieving an inclusive and sustainable digital transformation. This commitment will ensure equal access and improved connectivity for all communities.

TELECOMMUNICATION INDUSTRY COMPETITION

Cellular (Mobile) Business

In the cellular segment of the Indonesian telecommunications industry, Telkomsel is projected to maintain its market leadership until the end of 2024, with a total of 159.4 million subscribers and over 50% market share. It represents relative stability compared to the end of 2023 and is supported by our ability to meet market demand, address affordability, and compete effectively in the industry. It also focuses on increasing the existing subscribers’ productivity to use products and services, including digital products. Other major cellular operators in Indonesia include Indosat Ooredoo Hutchison (IOH) and XL Axiata. Together, the three largest operators in the cellular sector serve approximately 312.9 million subscribers, a slight decrease of 0.9% from the previous year.

Telkomsel demonstrates resilience and notable growth in customer productivity, which is reflected in payload growth. It illustrates the strength of market demand and our capacity to leverage our product and service advantages. The growth is driven by a shift from traditional voice and SMS services, which are declining, to data services supported by Over-the-Top (OTT) offerings. The rise in smartphone affordability and the demographic advantage currently experienced in Indonesia also contribute to this trend. Despite the ongoing decline in legacy services and macroeconomic challenges related to reduced purchasing power, which have led to a contraction in Average Revenue Per User (ARPU) compared to the previous year, Telkomsel continues to lead with the highest ARPU, followed by XL Axiata and IOH.

Furthermore, the planned merger between XL Axiata and Smartfren, announced in December 2024, could reduce competitive pressure in the market. This merger is expected to shift the focus toward profitability and foster more substantial industry growth. We view this development positively, as the consolidation can promote healthier competition in the telecommunications sector by encouraging market rationality and price stabilization.

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Fixed Broadband & Fixed Mobile Business

Competition in the fixed broadband business was becoming increasingly intense in 2024. Major players are implementing various strategies to capture a growing market share. Telkom, through its subsidiary Telkomsel and the IndiHome brand, leads the market with more than 65% market share. Telkom's efforts to maintain its leadership position align with IndiHome's initiative to accelerate fixed broadband penetration, which remains relatively low, and to promote digitalization in Indonesia. This is demonstrated by the impressive growth of IndiHome's B2C customer base, which has increased by 918K subscribers, the highest growth rate in the industry.

Telkom's main competitor is a new entrant to the fixed broadband sector, PT Indonesia Comnets Plus (PLN Icon Plus, a subsidiary of PT PLN), operating under the IconNet brand. IconNet has successfully gained customers and now holds the second-largest market share after Telkom, primarily by leveraging its broad service coverage outside Java. Other competitors include PT First Media Tbk (First Media), PT Supra Primatama Nusantara (Biznet Home), and PT Eka Mas Republik (MyRepublic). Despite the intensifying competition, the industry has seen strategic acquisitions to boost subscriber growth, such as IOH's acquisition of MNC Play and XL Axiata's purchase of PT Link Net Tbk. These moves are intended to achieve service convergence and identify new growth opportunities.

However, Telkomsel is expanding its reach to a broader audience through the targeted pricing to address affordability concerns. This includes targeting the mass market segment with its EZnet service, which complements existing offerings. At the same time, Telkomsel encourages IndiHome customers in the premium segment to upgrade to higher-value packages and bundled content, all while ensuring the delivery of high-quality broadband services.

Data Center Business

In 2024, Indonesia’s data center industry solidly grew with a total business value of US$3 billion, encouraged by the increasing demand for reliable digital and data storage services. Telkom experienced competition in this industry from several major players, such as DCI Indonesia and Dian Swastika Sentosa.

DCI Indonesia aims to achieve a target capacity of 119 MW by the end of 2024, solidifying its position as the market leader in this sector. This goal coincides with completing the 36 MW JK6 data center in Cibitung. By December 2024, the Telkom Group will operate 35 data centers, including five locations in Singapore, Hong Kong, and Timor Leste, with a combined capacity of 18 MW.  Domestically, Telkom operates 26 neucentrIX data centers, offering 2,420 racks. These include three Tier 3 and Tier 4 enterprise data centers with an IT load capacity of 16 MW and one hyperscale data center that currently holds a capacity of 4 MW out of a designed capacity of 51 MW.

NeutraDC, our subsidiary responsible for the data center business, manages Telkom's Enterprise Data Center, the data center in Singapore, and the hyperscale data center in Cikarang. Additionally, we are constructing a new hyperscale data center in Batam to further enhance our data center capacity.

In addition to local companies, global companies like EDGNEX Data Centres by DAMAC and BW Digital are showing significant interest in investing in Indonesia. EDGNEX has announced plans to construct a 15 MW data center in Jakarta, while BW Digital intends to build an 80 MW data center in Batam.

International Traffic and Interconnection Business

There are two international traffic operators of traditional IDD or International Direct Connection (non-VoIP) in Indonesia, such as Telkom and Indosat Ooredoo Hutchison. However, these non-VoIP services are less popular due to the OTT and digital communication services, such as Line, WhatsApp, and Skype, which provide VoIP (Voice over Internet Protocol) for opening international access. These services decreased Telkom’s revenue from traditional IDD international traffic (non-VoIP). Therefore, Telkom strives to add more value by collaborating with OTT to provide connectivity, data center, and Content Delivery Network (CDN) services to generate more profit for TelkomGroup.

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Network and Satellite Infrastructure Business

Four companies dominate the network infrastructure market in Indonesia, Mitratel, Sarana Menara Nusantara, Tower Bersama Infrastructure, and Centratama Telekomunikasi Indonesia. These companies enhance their telecommunication tower portfolio to meet the increasing demand from cellular operators and connectivity needs in many regions, which Mitratel dominates the market. As of December 2024, Mitratel operated 40K towers and more than 50K km of fiber-optic networks.

Telkom Infrastruktur Indonesia (TIF), Telkom's subsidiary, officially started its end-to-end connectivity network operation on August 1, 2024. This showed Telkom’s concern for fiberoptic infrastructure and that it could create revenue growth potential and an improved consolidated valuation. IOH had positioned substantial investment to develop telecommunication infrastructure in Eastern Indonesia, which is still underdeveloped in internet access distribution.

In 2024, through its subsidiary Telkomsat, Telkom collaborated with Starlink, a satellite division of SpaceX, to conduct a service trial in the new capital city of Nusantara to improve internet access in remote areas. That same year, Telkomsat successfully launched the Merah Putih 2 Satellite, the 11th satellite in the TelkomGroup fleet and the first to utilize High Throughput Satellite (HTS) technology, also known as broadband satellite. The Merah Putih 2 Satellite was launched using a Falcon 9 rocket and will operate from an orbital position at 113 degrees East Longitude (113° East). It has a capacity of up to 32 Gbps and is equipped with active C-band and Ku-band frequency transponders, allowing it to serve all regions of Indonesia.

Digital Business

The increasing technology adoption and expansion of internet access have resulted in digital business growth in Indonesia. According to the Digital Indonesia Report by Hootsuite and We Are Social, there has been a significant increase in mobile device usage and digital content demand.

E-commerce continues to dominate the digital economy, with a projected Gross Merchandise Value (GMV) of US$110 billion in 2025. The Government targets Indonesia’s digital economy to achieve US$210-360 billion in 2030.

This growth requires innovation, such as live streaming, to increase seller-buyer interactions and solid endorsement of local and SME brands. Competition is fiercer due to the new platform's existence and regulatory dynamics. Companies like Shopee, Tokopedia, Lazada, and TikTok Shop compete to offer innovative features to attract consumers.

Telkom, through its subsidiary PT Telkomsel Ekosistem Digital (INDICO) under Telkomsel, is a holding company that focuses on driving the development of Indonesia's digital ecosystem and operates in various business lines in multiple sectors, including Fita (health-tech), Kuncie (edu-tech), Majamojo (gaming), and Digital Food Ecosystem (agri-tech).

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OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

Mobile	Consumer	Enterprise	Wholesale & International Business	Others
Providing high-speed internet connectivity through mobile voice, SMS, and data and digital services.	Provides broadband internet connection to facilitate fixed voice, fixed broadband, IP-TV, and digital services.

Provides Enterprise Connectivity, Digital IT Services, Digital Adjacent Services, and Business Process Outsourcing (BPO) for a range of clients, including corporate customers (SOEs/ROEs and private companies), government institutions, and small and medium enterprises (SMEs).

			Provides domestic and international wholesale services for traffic, network, digital platform & service, data center, tower, satellite, and managed infrastructure & network.	Provides digital payment solutions, big data & smart platforms, digital advertising, music, gaming, and e-commerce.

Telkomsel has established itself as the largest cellular operator in Indonesia. Its widest 4G/LTE network covers 97% of the population. This extensive coverage is supported by 5G, 4G, and 2G 271,040 BTS throughout Indonesia as of the end of 2024.

IndiHome, which is now integrated with Telkomsel through the FMC scheme, leads the fixed broadband market with 10.8 million subscribers.

We aim to maintain and strengthen our leading position in the market, serving a diverse clientele that includes 513 SOE and ROE customers, 1,790 private clients, 717 government institutions, and 591,618 SMEs.

			Operating across 15 countries with 1 office in Indonesia and 9 Telin’s global and 5 sales representative offices outside Indonesia.	At the end of 2024: GMV from e-commerce was Rp132.3 billion, 13.5 million active users of digital music, 22.7 million paid users of digital games, and 9.9 million paid users of digital edutainment.

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SEGMENT PERFORMANCE HIGHLIGHTS

TelkomGroup always delivers excellent products and services to meet the community’s needs and strengthen the Five Bold Moves strategy in the advancing digitalization era. In line with this commitment, TelkomGroup’s segment performances in 2024 were generally positive, as the Mobile segment still dominated the most contributions.

As in previous years, the Mobile segment contributed the most to TelkomGroup’s revenues in 2024, with approximately 43% of total revenues or Rp86,626 billion. The Enterprise segment represented 23% (Rp45,342 billion), followed by the WIB segment of 20% (Rp39,400 billion), the Consumer segment of 13% (Rp26,362 billion), and the Others segment of 1% (Rp2,735 billion).

The highest growth was recorded in the WIB segment, which increased by Rp2,139 billion or 5.7, but the Others segment had the most significant growth, which increased by 13.2%. On the other hand, the Mobile and Consumer segment experienced a slight decrease due to fiercer competition in each segment.

Telkom's Results of Operation by Segment	Growth	Years ended December 31
	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	(2.2)	83,400	5,182	85,291	85,493
Inter-segment revenues	(11.1)	3,226	200	3,628	3,344
Total segment revenues	(2.6)	86,626	5,382	88,919	88,837
Total segment expenses	0.7	(60,649)	(3,768)	(60,226)	(62,715)
Segment results	(9.5)	25,977	1,614	28,693	26,122
Consumer
Revenues
External revenues	(0.5)	26,312	1,635	26,442	26,354
Inter-segment revenues	(69.7)	50	3	165	195
Total segment revenues	(0.9)	26,362	1,638	26,607	26,549
Total segment expenses	(2.6)	(18,146)	(1,127)	(18,636)	(18,970)
Segment results	3.1	8,216	510	7,971	7,579
Enterprise
Revenues
External revenues	5.6	20,593	1,279	19,508	19,161
Inter-segment revenues	(1.9)	24,749	1,538	25,234	24,646
Total segment revenues	1.3	45,342	2,817	44,742	43,807
Total segment expenses	1.7	(44,899)	(2,790)	(44,140)	(42,976)
Segment results	(26.4)	443	28	602	831
WIB
Revenues
External revenues	6.3	18,002	1,118	16,928	15,442
Inter-segment revenues	5.2	21,398	1,329	20,333	19,658
Total segment revenues	5.7	39,400	2,448	37,261	35,100
Total segment expenses	8.7	(30,298)	(1,882)	(27,875)	(26,175)
Segment results	(3.0)	9,102	566	9,386	8,925
Others
Revenues
External Revenues	168.2	1,078	67	402	239
Inter-segment revenues	(17.7)	1,657	103	2,014	2,486
Total segment revenues	13.2	2,735	170	2,416	2,725
Total segment expenses	5.0	(3,786)	(235)	(3,604)	(3,788)
Segment results	11.5	(1,051)	(65)	(1,188)	(1,063)

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OPERATIONAL HIGHLIGHT

	Unit	Year Ended on December 31
		2024	2023	2022
SUBSCRIBERS
Cellular Subscribers	million subscribers	159.4	159.3	156.8
Telkomsel Halo	million subscribers	8.0	7.5	7.1
Telkomsel Prepaid	million subscribers	151.4	151.8	149.7
IndiHome Subscribers	million subscribers	10.8	10.1	9.2
INFRASTRUCTURE
Satellite Capacity	TPE	485	109	109
Point of Presence	PoP	122	122	122
Domestic	PoP	64	64	64
International	PoP	58	58	58
BTS	unit	271,040	247,472	265,194
BTS 2G	unit	48,775	48,980	50,158
BTS 3G	unit	-	-	49,632
BTS 4G	unit	221,290	197,838	165,120
BTS 5G	unit	975	654	284
Tower	unit	43,825	43,047	40,588
Fiber Optic Backbone Network	km	177,443	176,663	173,266
Domestic	km	112,743	111,663	108,566
International	km	64,700	64,700	64,700
Wi-Fi Services	access point	376,212	394,031	391,317
CUSTOMER SERVICE
PlasaTelkom	location	0	186	387
Global sales representative of Telkomsel	location	1	-	0
GraPARI (including Plasa Telkom)	location	486	309	372
GraPARI	location	477	-	363
GraPARI TelkomGroup	location	9	-	9
GraPARI Mobile	unit	-	-	0
IndiHome Sales Car	unit	0	571	750
EMPLOYEES	people	21,673	23,064	23,793

In line with the network infrastructure expansion, particularly with the inclining 5G BTS by around 50%, TelkomGroup’s subscribers consisting of 159.4 million cellular subscribers and 10.8 million IndiHome subscribers. All operational metrics that represent TelkomGroup’s Five Bold Moves experienced a growth in 2024, it demonstrated that TelkomGroup succeed its business strategies in a disciplined manner.

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MOBILE SEGMENT

TelkomGroup works on the Mobile segment through Telkomsel, which provides complete services in this area, including mobile voice, SMS, data, and digital services. Telkomsel's operations in this segment are supported by 5G/4G/2G technology, which continues to improve its capacity and capabilities, with the broadest 4G/LTE network coverage reaching more than 97% of the Indonesia population.

Telkomsel’s products in Mobile segment include Telkomsel Halo, Telkomsel PraBayar, by.U, and Telkomsel Orbit.

1.

Telkomsel Halo

As a postpaid cellular telecommunication product, Telkomsel Halo emphasizes its excellent network quality, communication experience, entertainment, and comprehensive and attractive packages.

2.

Telkomsel PraBayar

Telkomsel Prabayar integrated the prepaid offers of simPATI, Kartu As, and LOOP into one brand. Therefore, Telkomsel Prabayar could offer integrated products and services to deliver essential elements to subscribers’ digital experiences.

3.

by.U

by.U is an end-to-end digital prepaid that can be accessed with the application, including selecting phone numbers, delivery options, internet quota, additional quota (topping), and payment, which is digitally available.

4.

Telkomsel Orbit

Telkomsel Orbit is a home internet service based on modem Wi-Fi devices on 4G and 5G networks. Subscribers may purchase data packages without a monthly subscription. The MyOrbit application allows subscribers to access many features with ease.

Telkomsel continues to maintain its market dominance and productivity through a customer-oriented approach. It aims to promote healthier market behavior by ensuring price stability and diverse product offerings while reaching a broader audience. Customer Value Management (CVM) remains crucial in optimizing market relevance and strengthening our competitive position, particularly within the market.

By the end of 2024, Telkomsel recorded a stable customer base of 159.4 million cellular subscribers, with 95.0% being prepaid customers and the remaining postpaid. This stability aligns with Telkomsel's efforts to meet market demand and address affordability concerns while also focusing on enhancing customer productivity through a range of products and services, including digital product offerings. Our customer-oriented strategies and competitive pricing, supported by Telkomsel's commitment to delivering more significant benefits and continuously improving network quality, have contributed to sustainable customer productivity growth. This is evident in the 13.9% increase in data payload, reaching 20.4 million TB in 2024. This rise in productivity demonstrates the resilience of market demand and Telkomsel's capability to optimize a diverse portfolio of high-quality content, products, and services amid macroeconomic pressures and declining purchasing power.

As customer needs rapidly evolve and society undergoes transformation, Telkomsel strives to enhance its product offerings and digital capabilities, moving beyond simple connectivity. We are committed to fostering the acceleration and expansion of the digital ecosystem. Our focus remains on understanding customer needs and achieving long-term growth, supported by our network quality. Telkomsel continues to provide on-demand video content through the Maxsteam app, along with music and gaming services via the Langit Musik app and Dunia Games, which offers a comprehensive gaming ecosystem that integrates media content, distribution, payment facilities, e-sports, and gaming communities to enrich the customer experience.

Telkomsel remains the only telecommunications operator to offer its customers the most complete video experience. The latest bundling packages for 2024 include UEFA EURO 2024 and HBO MAX due to a strategic partnership with a newly launched OTT service. Additionally, Telkomsel provides content bundling for the mass market, including Amazon Prime Video, WeTV, and CATCHPLAY+, as well as other OTT streaming services like YouTube and Netflix, all integrated within our Digital Lifestyle Video ecosystem.

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To bolster the digital ecosystem, we have established strategic partnerships and transformed the MyTelkomsel app by integrating end-to-end services. This initiative encompasses package and quota monitoring, usage transparency, a new loyalty program, a one-bill feature, and the incorporation of all digital lifestyle services—such as MyOrbit and MyIndiHome—into a single application.

The Mobile segment revenues in 2024 still resulted in the highest contribution for TelkomGroup. However, the Mobile segment, through its subsidiary of Telkomsel, revenues in 2024 decreased by Rp2,293 billion or 2.6% from Rp88,919 billion in 2023 to Rp 86,626 billion in 2024. It was due to the intense competition among cellular operators in Indonesia, along with weakening purchasing power, deflationary pressures, and a shift in consumer behavior from voice and SMS services to data services. This shift has been driven by the availability of affordable smartphones and an increasing demand for Over-the-Top (OTT) services, which have transformed the market away from traditional telecommunications services. Despite this decline, the Mobile segment still contributes significantly to TelkomGroup, accounting for 43% of total revenue. In addition, revenues from other services that deliver more add value to subscribers, such as digital education ecosystem, digital health ecosystem, e-payment, online game, began to impact positively to Mobile segment, which increased by Rp255 billion 185%.

On the other hand, its expense increased by Rp423 billion or 0.7% from 2023. Therefore, net profit in 2024 was Rp25,977 billion, it decreased by 9.5% compared to Rp28,693 billion in 2023.

Mobile Segment	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(2.6)	86,626	5,382	88,919	88,837
Expenses	0.7	(60.649)	(3,768)	(60,226)	(62,715)
Result	(9.5)	25.977	1,614	28,693	26,122

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CONSUMER SEGMENT

The Consumer segment includes products and services of fixed voice, fixed broadband, IP-TV, and digital services, which they under the IndiHome brand. IndiHome is Telkom’s mainstay to reach the market with FMC, one of the TelkomGroup’s Five Bold Moves strategies.

In the Consumer segment, Telkomsel offers two primary products, IndiHome and Telkomsel One.

1.

IndiHome

IndiHome provides internet, landline telephone, interactive TV services, and various additional packages that customers can select based on their needs. The IndiHome network is widely available throughout Indonesia and is known for its high reliability.

2.

Telkomsel One

Telkomsel One is a convergence service that reflects TelkomGroup's Bold Move strategy, known as FMC (Fixed Mobile Convergence). This service combines fixed network connectivity (IndiHome) and mobile broadband (Telkomsel) into one offering, providing users with a superior and seamless digital experience.

Telkomsel aims to accelerate fixed broadband penetration by utilizing the most expansive 4G/LTE network coverage, reaching 97% population in Indonesia, and targeting various market segments with flexible pricing. This initiative includes the planned launch of EZnet in 2024, which addresses the increasing demand for affordable fixed broadband connectivity. This launch is intended to complement existing products, maintain competitiveness, capture new opportunities, and tackle affordability issues in the mass-market segment, focusing on customer criteria and targeted areas. At the same time, Telkomsel is committed to enhancing service offerings and maintaining high-quality standards to meet the demand for reliable high-speed broadband.

As of the end of 2024, IndiHome subscribers reached 10.8 million, reflecting a 6.9% increase from the previous year. In addition, Telkomsel also accelerated the acquisition of new IndiHome B2C subscribers, adding approximately 918K new subscribers, which brought the total to 9.6 million subscribers, a 10.6% increase from the last year. Telkomsel is committed to reinforcing its leadership in the Fixed Broadband (FBB) market by strategically expanding IndiHome and EZnet in the future. The company aims to offer solutions tailored to various market segments. IndiHome continues to be a premium broadband option, while EZnet provides affordable services to promote increased broadband adoption across the nation. This approach not only drives volume growth but also contributes to revenue growth in the FBB sector while addressing affordability challenges that can lead to a decrease in Average Revenue Per User (ARPU).

Market penetration of TelkomGroup's converged services stood at 57% at the end of 2024, showing a significant increase from 37% in July 2023, indicating that the FMC strategy is proceeding as planned. Telkomsel is dedicated to ensuring the sustainability of IndiHome's business by maximizing synergies between mobile and fixed broadband services while driving revenue growth. This is achieved through cross-selling, upselling, service integration initiatives, optimizing platform and content costs, minimizing investment duplication, and closing around 300 adjacent customer service outlets.

The strategy development of TelkomGroups’s FMC in 2024 focused B2C segment aiming to accelerate operational efficiencies. Through FMC, TelkomGroup aims to maximize synergy in fixed and mobile broadband services, increase revenues, decrease operational expenses, and enhance the capital expense efficiency. It expects to improve the sustainable growth, increase the productivity, and create more seamless digital experience for subscribers.

IndiHome is reinforcing its position as a service provider that extends beyond connectivity with IndiHome TV, which serves as an integrated digital entertainment hub (Window of Entertainment Hub). IndiHome TV now offers the most comprehensive range of TV channels and has officially partnered with 16 OTT platforms, establishing it as Indonesia's most complete entertainment platform.

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In 2024, we will enhance the subscription process and expand sales channels to ensure a smoother, faster, and more intuitive user experience. Additionally, we have optimized our products to align with market demands, including developing the IndiHome TV application, simplifying Minipacks, and introducing Single OTT and Multibundle OTT products.

To support IndiHome's performance, we are utilizing a fiber optic network that provides fixed broadband access to every subscriber's home. By the end of 2024, this fiber optic network covered 39 million homespassed.

TelkomGroup's revenue from the Consumer segment in 2024 was Rp26,362 billion or decreased by 0.9%. It was due to the fixed line telephone revenue decreased by Rp332 billion in 2024. In addition, other service revenues such as managed services, grew by 37% in 2024. With operating expenses of Rp18,146 billion in 2024, this segment recorded a profit of Rp8,216 billion, or 3.1% higher than Rp7,971 billion in 2023.

Consumer Segment	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(0.9)	26,362	1,638	26,607	26,549
Expenses	(2.6)	(18,146)	(1,127)	(18,636)	(18,970)
Result	3.1	8,216	510	7,971	7,579

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ENTERPRISE SEGMENT

The Enterprise segment offers various services, including Connectivity, Digital IT Services, Digital Adjacent Services, and Business Process Outsourcing (BPO). These services aim to deliver end-to-end solutions and create robust information technology ecosystems. Our customers in this segment include corporate clients (SOEs/ROEs and private companies), government institutions, and small and medium enterprises (SMEs). The Enterprise segment focuses on high-profitability business lines with recurring revenue, particularly in enterprise solutions such as enterprise connectivity, data center, cloud, cybersecurity, and IoT & Big Data.

Enterprise connectivity services encompass fixed broadband, Wi-Fi, Ethernet, and data communication, including leased channels such as metro ethernet, VPN-IP, and high-capacity data networks that provide point-to-point connections. These also include fixed voice services. Additionally, the Cloud and Data Center covers software, platforms, and infrastructure, assisting companies in enhancing their business efficiency and flexibility. Cybersecurity services provide comprehensive protection for network security and customer data. Custom IoT solutions strengthen the functionality of smart devices across various applications, while Big Data solutions facilitate precise, data-driven decision-making.

In 2024, Enterprise segment business showed a decent performance, supported by Digital Connectivity services, Fixed Broadband in particular, and Digital Service of e-payment. The highest contribution was from Enterprise Connectivity and Digital IT Services that includes High Speed Internet (HSI) Indibiz, ASTINet, TelkomNet VPN Intranet, billing payment aggregator, and CRM services. These solutions support the digital transformation in Indonesia and strengthen TelkomGroup’s position as the leading telecommunication provider for enterprise and Government market.

Enterprise segment revenues for 2024 were Rp45,342 billion, grew 1.3% from 2023. This increase was primarily driven by the development of High-Speed Internet (HSI) services through various IndiBiz products. In addition to HSI, services such as ASTINet, TelkomNet VPN Intranet, and Wifi Managed Service contributed significantly to the revenue from data, internet, and information technology services within the Enterprise segment, showing an overall growth of 28% or an increase of Rp2,875 billion in 2024. Network revenue within this segment is also anticipated to grow by 21%, representing an increase of Rp250 billion, aided by leased line services and VSAT (Very Small Aperture Terminal) satellite system services. Furthermore, revenue from other services in this segment increased by Rp808 billion, reflecting a 17% increase in 2023. This growth was driven by significant increases in e-payment services revenue of Rp790 billion (increased by 159%), managed services and terminals by Rp131 billion (increased by 14%), and e-health services, which will see an increase of Rp6 billion (increased by 1%). However, it's important to note that operating expenses for this segment increased by 1.7% or Rp44,899 billion, compared to the previous year. Therefore, the net profits in this segment for 2024 were Rp443 billion, it decreased 26.4% from the previous year.

Enterprise Segment	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	1.3	45,342	2,817	44,742	43,807
Expenses	1.7	(44,899)	(2,790)	(44,140)	(42,976)
Result	(26.4)	443	28	602	831

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WHOLESALE AND INTERNATIONAL BUSINESS (WIB) SEGMENT

In 2024, TelkomGroup’s WIB segment introduced new initiatives that support domestic and international connectivity demands.

WIB services include wholesale traffic, wholesale network, digital platform & services, and managed infrastructure & network, which serve telecommunication operators, digital service providers, and corporations. The service categories in this segment are Carrier, Data Center, Tower, Satellite, Network Infrastructure and Management, and International Business.

As the Carrier service, TelkomGroup provides wholesale services of voice, data, and network interconnection for domestic and international. We continue developing Enabler Digital Ecosystem initiative to expand the wholesale network coverage. Telkom improves the carries network by focusing on domestic and international networks, internet traffic, which contributes to operation significantly.

In operating its Data Center business, through the subsidiary of NeutraDC, TelkomGroup keeps increasing the data center capacity to accommodate the digital connectivity needs. In 2024, NeutraDC increased its capacity to 18 MW for Hyperscale Data Center in Cikarang and expanded its Enterprise Data Center and Edge Data Center. It aimed to anticipate the inclined cloud storage and data processing demands, particularly in the rapid Artificial Intelligence (AI) advancement. NeutraDC also has been exploring strategic collaboration with global partners to increase its value as the digital ecosystem center, which improves Telkom’s position in data center service in Southeast Asia.

In Tower service, Mitratel as Telkom’s subsidiary that manages its telecommunication towers, remained its position as the largest tower operator in SEA region with almost 40K towers and 60K tenants. Mitratel implemented an aggressive expansion strategy by building new towers and acquiring towers from tower industry ecosystem. In addition, Mitratel also expanded its service capacity by providing fiberoptic connectivity and satellite service, hence it continues supporting the acceleration of national digitalization.

TelkomGroup, through its subsidiary Telkomsat, oversees the entire satellite business, from upstream to downstream. In 2024, Telkomsat planned to enhance satellite capacity in Indonesia by over 60 Gbps through the Merah Putih 2 and Merah Putih 3 satellites. This initiative will further solidify TelkomGroup's position as a leader in the satellite industry in Indonesia. Additionally, in 2024, Telkomsat continued collaborating with Space Exploration Technologies Corp (SpaceX), the world's largest provider of low-orbit satellite systems. This partnership has been in place since 2022 and focuses on providing backhaul services. Telkomsat has also been appointed as an authorized reseller of Starlink Business Service (SBS) since May 2024, emphasizing its commitment to promoting digital equality in Indonesia. Furthermore, Telkomsat, through its subsidiary in Malaysia, TSGN, offers satellite-based communication services in that region by utilizing the MySat1 satellite.

In Network Infrastructure and Management, Telkom established PT Telkom Infrastruktur Indonesia (TIF) on August 1, 2024, to increase the investment efficiency of infrastructure assets. TIF was assigned to manage TelkomGroup’s infrastructure assets, which assets transfer between Telkom and TIF was expected to complete in 2025. TIF was a part of the Five Bold Moves initiative to increase investment efficiency, assets management, and operational effectiveness.

In International Business, TelkomGroup enhances its services in many countries by providing wholesale, cloud, data center solutions, and digital services with global coverage through its subsidiary of Telin. Telin is now present in 14 countries, including through Sales Representatives. In 2024, the Company launched an innovative service as part of its WABA (WhatsApp Business API) initiative. This messaging service will enable corporations to promote their products using WhatsApp platforms.

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As part of its commitment to enhancing Indonesia's position in the global arena, Telin is actively expanding its international business by developing reliable digital infrastructure and forming strategic partnerships with key players in the global telecommunications industry. One of Telin's strategic initiatives to strengthen its international presence involves constructing a subsea cable system as a backbone for global connectivity. This subsea cable development aims to increase network capacity, connect more countries, and support the growing demand for digital connectivity in a digital transformation era. By creating a broader and more dependable infrastructure ecosystem, Telin is crucial in securing Indonesia's standing as a telecommunications hub in the Asia-Pacific region.

To achieve this vision, Telin is focused on building physical infrastructure and enhancing strategic collaboration to ensure wider and more efficient network optimization. The Bali Annual Telkom International Conference (BATIC) represents a significant opportunity for Telin to forge various partnerships that support the development of subsea cables while accelerating digital transformation at a global level.

During BATIC, Telin signed several memorandums of understanding (MoUs) with various strategic partners to strengthen the digital ecosystem. One of the key agreements is the collaboration with Indosat Ooredoo Hutchison (IOH) for the Indonesia Cable Express (ICE), which aims to enhance the capacity and reliability of domestic connectivity and expedite international network integration.

Additionally, Telin collaborates with various global partners to ensure that its subsea cables can be optimized with innovative and competitive additional services. Some of the leading partners involved in BATIC 2024 include:

●	BW Digital, to expand data center coverage and connectivity services
●	Singtel, to enhance network capabilities and telecommunications services
●	Telecom Egypt, to bolster connectivity between Asia, the Middle East, and Europe
●	e& (Etisalat), to drive digital service innovation and telecommunications ecosystem development

These partnerships ensure that the subsea cable built by Telin not only serves as a connectivity pathway but also functions as a digital backbone supported by a robust service ecosystem. With these collaborations, Telin is increasingly positioned to deliver innovative digital solutions and contribute to the growth of the global digital economy.

In 2024, Telin will also introduce new initiatives to strengthen its competitiveness and global service capabilities. A significant step is the partnership with Dialog Axiata, which will support Telin's expansion in South Asia, particularly in Sri Lanka and surrounding countries. This collaboration is part of Telin's strategy to broaden its international footprint and provide enhanced connectivity solutions for corporate customers and global telecommunications operators.

Through these initiatives, Telin not only reinforces its international business position but also contributes to building a sustainable and inclusive digital infrastructure. By continuing to innovate and establish strategic collaborations, Telin is dedicated to supporting TelkomGroup's vision of making Indonesia a digital hub on the global stage.

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TelkomGroup's revenue from the WIB business segment increased by 5.7% in 2024. Interconnection revenue contributed the largest to external revenue from this segment, with 49% of the total external revenue of the WIB segment. This interconnection revenue in 2024 increased by 1%, indicating that international voice hubbing and SMS hubbing services between countries can still provide positive performance. Through tower rental and building solution services, revenue from lessor transactions in this segment increased by 6% or Rp835 billion in 2024. Network revenue from this segment also increased by 35% or Rp448 billion, triggered by increased leased line service, IPLC (International Private Leased Circuit) rental, and satellite transponder rental revenue. On the other hand, data, internet, and information technology service revenue from this segment increased by 10% or Rp353 billion in 2024, generated by data center colocation services, IP transit revenue, and Telkom Metro Ethernet services. Positive growth was also in other service revenues, which increased by 2% to Rp8 billion in 2024. Although these revenues increased, the expenses incurred increased by 8.7% or Rp2,423 billion to support the operations. With revenues of Rp39,400 billion and operating expenses of Rp30,298 billion, the profit from this segment was Rp9,102 billion in 2024, which decreased 3.0% from Rp9,386 billion in 2023.

WIB Segment	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	5.7	39,400	2,448	37,261	35,100
Expenses	8.7	(30,298)	(1,882)	(27,875)	(26,175)
Result	(3.0)	9,102	566	9,386	8,925

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OTHER SEGMENT

Until 2024, TelkomGroup's Other Segments include big data, smart platforms, digital advertising, digital entertainment (music and games), and e-commerce.

TelkomGroup offers digital advertising services through its subsidiary, PT Metranet, which operates the online media platform Uzone.id. This platform provides information about gadgets, technology, and automotive trends. Metranet's business line of Scala also delivers B2B platforms and solutions for data-driven digital business transformation, enterprise resource planning (ERP), and digital signatures. In 2024, Metranet successfully managed the digital transformation projects of 33 clients, collaborating with Indonesia's integrated digital platform, GovTech.

Furthermore, Telkom's subsidiary, PT Nuon Digital Indonesia, oversees digital entertainment services, which include game publishing, game top-ups through Upoint, streaming services via Langit Musik, and platforms for tickets and white-label services through tiketapasaja.com. In 2024, digital music services recorded 13.5 million active users with 87.7 million transactions, digital games of  22.7 million paid users generated 133.5 million transactions, and digital edutainment services reached 9.9 million paid customers, resulting in 29.3 million transactions.

In addition to these offerings, by the end of 2024, TelkomGroup also managed a venture capital company, MDI, focusing on investing, synergy, portfolio management, value creation, and fundraising. By then, 91 startup companies had received funding from TelkomGroup, resulting in a synergy value of Rp4.24 trillion between the startups with TelkomGroup and SOEs.

Driven by TelkomGroup's intense efforts to diversify its business portfolio in this segment and strong growth from most subsidiaries due to having attractive and high-value offerings for the community, its revenue from the Other segment in 2024 recorded at Rp2,735 billion increased by 13.2% from 2023. It was driven by an increase in data, internet and information technology services revenue in this segment of Rp634 billion or grew 299% from the previous year. However, the operating expenses of this segment also increased by 5.0% or Rp3,786 billion, which resulted in TelkomGroup's net profit from this segment decreasing by 11.5% in 2024.

s
Others Segment	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	13.2	2,735	170	2,416	2,725
Expenses	5.0	(3,786)	(235)	(3,604)	(3,788)
Result	(11.5)	(1,051)	(65)	(1,188)	(1,063)

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MARKETING OVERVIEW

MARKET SHARE

TelkomGroup closely monitors the latest technological developments and works to create products, services, standards, and business models that align with market dynamics. This effort aims to strengthen its position in both domestic and global competition. Telkom and its subsidiaries continue collaborating to enhance the Company's value and deliver customers the best, most relevant, and high-quality digital experiences.

Mobile Segment Market Share

Competition in the telecommunications industry in Indonesia continues to grow as companies expand into new regions, increasing service coverage in areas where Telkomsel has long had a strong presence. However, supply and demand conditions are starting to stabilize, indicating a healthier competitive environment. In 2024, Telkomsel is expected to maintain its position as the largest cellular operator in Indonesia, holding a market share of approximately 50.3%. The total subscriber base is projected to reach 159.4 million subscribers, comprising 151.4 million prepaid subscribers and 8 million postpaid subscribers. This reflects relative stability compared to the previous year, as Telkomsel implements strategies to meet market demand and address affordability issues while also focusing on enhancing existing subscribers' productivity through various products and services, including digital offerings.

Telkomsel's annual Average Revenue Per User (ARPU) is anticipated to decline by 6.6% from 2023 to 2024, reflecting challenges such as the decreasing trend of legacy services and macroeconomic pressures stemming from weakening public purchasing power. To maintain ARPU stability and growth despite these macroeconomic conditions and market competition, Telkomsel continues to develop its digital product portfolio, optimize Customer Value Management (CVM) initiatives, and leverage Fixed-Mobile Convergence (FMC) offerings to drive customer productivity and strengthen ARPU resilience in the long term.

Despite the macroeconomic challenges, positive productivity indicators have emerged due to increased subscriber consumption. This is evidenced by a 13.9% rise in data usage, increasing from 17,481 petabytes on December 31, 2023, to 19,909 petabytes on December 31, 2024. This growth demonstrates the resilience of market demand and Telkomsel's capacity to optimize a diverse portfolio of high-quality products and services.

In 2024, Telkomsel aims to promote healthier market behavior to strengthen business profitability and industry rationalization through various price adjustments. Major competitors also implement these adjustments as part of their price rationalization strategies. A merger plan between PT XL Axiata Tbk and PT Smartfren Telecom Tbk was also announced in December 2024. Telkomsel views this development positively, as this consolidation can foster healthier competition in the telecommunications industry by promoting market rationality and price stabilization. Furthermore, this merger could help reduce market aggression, shifting operators' focus towards profitability and driving more substantial industry growth.

Telkomsel demonstrates its strong commitment as a leading digital telecommunications company by consistently expanding its network coverage, including the rollout of 5G technology. Although the launch of 5G comes with challenges, such as the cost of infrastructure deployment, Indonesia's unique geographical conditions, and the currently low penetration of 5G devices, the Company remains focused on overcoming these obstacles.

Throughout 2024, Telkomsel's ongoing development of 5G services includes expanding its Hyper 5G network, such as launching 5G coverage in Bali in July 2024 and the Jabotabek area in November 2024. These expansions aim to facilitate various 5G use cases, empower users, and meet their needs. This initiative is crucial for Indonesia's digital transformation and positively impacts the growth of digital connectivity across the country.

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Consumer Segment Market Share

In 2024, the Consumer IndiHome B2C segment faces stiff competition from major fixed broadband service providers, including IconNet, First Media, Biznet Home, and MyRepublic. The industry is also challenged by Indonesia's economic conditions, which remain affected by global geopolitical dynamics and declining purchasing power. Additionally, competition has intensified due to strategic acquisitions in the sector to increase customer growth and market share, such as IOH's acquisition of MNC Play and XL Axiata's purchase of Link Net. The entry of IconNet, a PT Perusahaan Listrik Negara subsidiary, as a new player in the market, has further complicated the landscape. IconNet has successfully captured second place in market share and subscriber numbers, leveraging its extensive coverage beyond Java.

By the end of 2024, the number of IndiHome subscribers reached 10.8 million subscribers. The increase of 918K subscribers of Telkomsel’s IndiHome B2C underscores Telkomsel's commitment to boosting fixed broadband penetration in Indonesia, which remains low at under 20%. This growth was achieved through a flexible pricing strategy that addresses affordability in the mass market while encouraging upper-segment customers to upgrade to premium packages with bundled content while maintaining high-quality broadband services. As a result, IndiHome B2C has successfully retained over 65% of the fiber-based fixed broadband market share despite fierce competition. The IndiHome B2C network now covers 99% of districts and cities in Indonesia, reaching 507 out of a total of 514 districts.

The Company recognizes the growing demand for affordable fixed connectivity to strengthen Telkomsel's position as the market leader in fixed broadband services. To address this need, Telkomsel launched EZnet, a new offering to provide subscribers with reliable network access and cost-effective internet solutions. This initiative complements existing services, allowing Telkomsel to remain competitive, seize new opportunities, and meet affordability needs in the mass market. Through EZnet, Telkomsel aims to reach underserved markets by offering high-quality connectivity at more affordable prices for a broader audience. This reflects Telkomsel's commitment to delivering innovative and inclusive services that enhance the digital experience for subscribers across Indonesia.

Telkomsel has developed a strategy to dominate the home connectivity sector through seamless Fixed Mobile Convergence (FMC) to capitalize on its market leadership in fixed broadband and mobile services. This strategy involves accelerating FMC as a core aspect of its new business model and creating an actual converged experience.

Telkomsel One is a convergence service that offers superior connectivity through both fixed (IndiHome) and mobile broadband (Telkomsel) networks, all integrated under a single service (One Bill, One App, One Touchpoint, One Solution). This approach is designed to deliver a seamless broadband experience and enhance subscribers' overall digital experience.

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By the end of 2024, the penetration of our convergence services had increased to 56%, up from 37% since the official launch in July 2023. This achievement positions Telkomsel as the most significant convergence operator in Indonesia.

Remarks:

*Considering dynamics of industry competition, market share calculations are updated using the latest figures from market intelligence.

Enterprise Segment Market Share

In 2024, TelkomGroup continued strengthening its position in the enterprise segment by offering various comprehensive digital services. These services include the Internet of Things (IoT), cybersecurity, big data solutions, and digital advertising, all designed to complement its connectivity, satellite, IT services, data center, and cloud offerings. Additionally, TelkomGroup provides an artificial intelligence platform that assists companies in decision-making, governance, and formulating future business strategies.

Throughout 2024, TelkomGroup successfully delivered a bandwidth of 3,870 Gbps, representing an increase of 20% from the previous year.

In 2025, the cloud and IT services markets in Indonesia recorded CAGRs of 36% and 12%, respectively. This potential presents an opportunity for Telkomsigma, a subsidiary of TelkomGroup, which is actively enhancing its B2B Digital IT services portfolio by expanding services and increasing collaborations with global players to meet the anticipated surge in demand for cloud services. Through Telkomsigma, TelkomGroup achieved a market share of 11.8% in the system integration segment in 2024, while Infomedia, another entity within the group, holds a market share of 28% in the Man Power Outsourcing (MPO) and 50% Customer Relationship Management (CRM).

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Wholesale & International Business Segment Market Share

TelkomGroup's WIB segment encompasses carrier traffic, carrier network services, tower operations, and managed network & infrastructure services.

In 2024, TelkomGroup continued to lead the carrier traffic market in Indonesia, holding a voice interconnection market share of 92.6%. Additionally, the Company controls 62.5% of the wholesale network market and 23.1% of the wholesale internet market. TelkomGroup's dominance in the wholesale network segment is bolstered by its Metro E and leased line products, while its IP Transit product supports its success in the wholesale domestic segment.

The wireless telecommunications tower business is operated by Mitratel, which recorded a market share of 39.9% in Q32024, which decreased from 41.6% the previous year. As of the fourth quarter of 2024, Mitratel had 39, 404 towers, reflecting a 5.8% increase from the prior year. The Company's fiber optic assets reached 51,039 km, 56.9% longer than the previous year. Alongside this asset growth, tenants increased by 4.3% to 59,868 tenants, and colocation services also grew by 5.5%.

As of the end of December 2024, Mitratel had 16,154 towers in Java, contributing 41% of the total. In contrast, there were 11,426 towers in Sumatra (29%), 3,656 towers in Sulawesi (9.3%), 3,780 towers in Kalimantan (9.6%), 2,640 towers in Bali Nusa Tenggara (6.7%), and 1,748 towers in Maluku and Papua (4.4%). This distribution indicates that 59% of tower assets are outside Java. Amidst a consolidation trend in the telecommunications operator industry and an expansion agenda towards developing regions, Mitratel's digital infrastructure represents a significant advantage.

Furthermore, Mitratel is developing its Fiber-to-the-Tower business to enhance its product offerings and position as a digital infrastructure company. The fiber optic segment has demonstrated strong performance, with revenue growth of 64.3% reported by the end of 2024, presenting a promising new source of revenue.

Remarks:

* Tower Market Share from Mitratel at third quarter 2024

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Digital and Other Segments Market Share

TelkomGroup's Digital segment encompasses a diverse range of service portfolios, which include smart platforms, digital content, and e-commerce solutions. Within the smart platform business line, TelkomGroup provides services such as digital advertising, intelligent applications, big data analytics, Internet of Things (IoT) solutions, and financial services tailored to meet the demands of a growing market. In the digital content sector, TelkomGroup offers music and gaming services via streaming platforms, including Langit Musik for music streaming and Upoint for top-up services and game vouchers, enhancing the user experience within the digital ecosystem.

Additionally, TelkomGroup manages venture capital funds through its subsidiary, MDI Ventures, which focuses on investing in high-potential business verticals to bolster customer digital services. Priority sectors for investment include financial technology, cloud computing, big data, health technology, e-commerce, and IoT. Since its inception in 2016, MDI Ventures has invested in more than 91 startups in Southeast Asia and globally at various stages, primarily targeting early and mid-stage startups.

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MARKETING STRATEGY

TelkomGroup has developed competitive, strategic, and comprehensive distribution channels for its products and services to boost sales. The Company is also strengthening its brand by enhancing the customer experience and adding value to its offerings. TelkomGroup consistently adjusts the prices of its products and services to remain competitive, considering market purchasing power, network utilization, traffic load, and revenue.

Additionally, TelkomGroup leverages current trends, such as the rising public consumption of digital services and government policies that support the development of the telecommunications industry. This approach accelerates national digital transformation and creates opportunities for collaboration and infrastructure development in remote areas of Indonesia. These initiatives are part of TelkomGroup's marketing strategy.

Telkom plans various marketing strategies, including market expansions, partnerships with other strategic companies to build a sustainable digital ecosystem, and the development of innovative products and services. The company aims to foster strong customer relationships and maintain reliable network infrastructure to provide optimal services continuously. To ensure that the network delivers the best possible experience for customers, TelkomGroup is focused on:

•	Conducting upgrades and increasing the capacity to ensure proper services.
•	Monitoring network issues through the integrated command center (TIOC).
•	Having the maintenance team constantly patrolling to prevent errors or intrusions equipped with an application to handle issues end-to-end.

Mobile

As digital transformation accelerates, the demand for traditional legacy services is declining due to the rise of Over-the-Top (OTT) communication platforms and the rapid adoption of new technologies, particularly in urban areas. Additionally, market saturation limits growth opportunities further.

To address the impact of declining revenue from legacy services in 2024, Telkomsel has launched various strategic initiatives to stabilize and retain subscribers. These efforts focus on increasing the adoption of legacy voice and SMS packages among existing and potential subscribers. Key programs include seasonal voice promotions, affordable and customizable voice packages, and a simplified SMS pricing structure to ensure greater value and accessibility.

Furthermore, Telkomsel is enhancing its international roaming services through the RoadMAX package, making it more attractive and accessible to travelers. By integrating these offerings through targeted marketing and strategic partnerships, Telkomsel aims to position legacy services as a valuable complement to its broader service portfolio, offsetting the downward trend while maintaining subscribers engagement.

In the mobile broadband sector, Telkomsel shows positive momentum, indicated by growth in key metrics such as increased data users and overall data consumption. While this trend is encouraging, competitive pressures remain, especially with the expansion of competitors' footprints. However, since the end of 2024, market conditions have improved with greater supply side stability.

To sustain its growth trajectory and reinforce its leadership in the mobile and fixed broadband markets, Telkomsel is implementing a targeted strategy that includes local marketing campaigns, innovative pricing models, and investments in enhancing network quality and capacity.

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Telkomsel continues to focus on sustainable growth by strengthening its brand position through targeted marketing campaigns and affordable product offerings to encourage increased customer spending. Telkomsel maintains its position in the high-value segment by adjusting its zone-based pricing strategy and utilizing data-driven Customer Value Management (CVM). To enhance customer engagement and simplify the experience, Telkomsel introduced gamification campaigns, loyalty programs, and an integrated CVM approach to optimize customer retention, conversion, and service usage.

More than just a utility, Telkomsel is enhancing the customer experience in digital lifestyle. MyTelkomsel has introduced the "Digital Hyper Ecosystem," which features three main innovations. The "Unbreakable Connectivity" allows customers to manage mobile and home internet services simultaneously, supported by Telkomsel One bundling for seamless connectivity between fixed and mobile networks. The application has also evolved into a digital entertainment hub, offering access to exclusive movies, series, live TV, music, and games. Furthermore, the virtual assistant Veronika, powered by Microsoft's generative AI, has significantly improved customer support services.

By the end of 2024, Telkomsel had 159.4 million mobile subscribers, consisting of 151.4 million pre-paid subscribers, and 8.0 million post-paid subscribers.

Consumer

Fixed broadband penetration is experiencing positive growth, which Telkomsel recorded the IndiHome B2C growth reaching 918K new subscribers by 2024. This development reinforces our converged revenue stream. The successful completion of IT billing integration marks a key operational milestone that enhances our Fixed-Mobile Convergence (FMC) capabilities and lays the groundwork for long-term household income growth. By the end of 2024, convergence penetration reached 56%, confirming the effectiveness of our strategy to increase household spending on digital services through product bundling.

The fixed broadband industry continues to expand, fueled by the growing demand for household digital connectivity. Telkomsel has solidified its position as the market leader by offering high-quality products, introducing advanced technology, and responding to the demand for affordable and reliable connectivity. Telkomsel has launched affordable fixed and wireless internet packages to serve unconnected segments better. Additionally, we are accelerating the FMC business as a growth catalyst by optimizing wireless products and enhancing the digital experience through Telkomsel One, which integrates fixed and mobile broadband services.

To drive growth for IndiHome, Telkomsel is utilizing machine learning to prioritize sales strategies. Following the IT billing system integration in late 2024, we plan to introduce a convergence trial product, which is expected to expand in the coming years.

We are strengthening our sales execution through micro-demand surveys, pre-launch campaigns, and improvements to the service fulfillment process. The sales application has also been enhanced to support IndiHome sales, making the subscribers' onboarding process more straightforward. Furthermore, our Go-To-Market (GTM) strategy is refined to the sub-district level, ensuring product availability aligns with local market dynamics to maximize reach and competitiveness.

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Telkomsel's differentiated strategies for Fixed Broadband and FMC position us uniquely to expand household spending beyond traditional cellular services. Our strong customer engagement and increased service convergence will be key benefits. Our top priority is to improve multi-product offerings to enhance customer satisfaction and loyalty. With solid network leadership, ongoing product innovation, and a growing digital ecosystem, Telkomsel is well-positioned to optimize long-term value while upholding rational market practices crucial for maintaining overall sector stability.

Enterprise

Telkom Group, through its Enterprise segment, continues to be committed to strengthening its position as a national B2B market leader by encouraging impactful digital transformation through innovative and sustainable marketing strategies for stakeholders. The innovative marketing strategies implemented are as follows:

1.	Strengthening Business Fundamentals

TelkomGroup continues to enhance the quality of its products and services to ensure customer and stakeholder satisfaction. By employing a consultative selling approach, we deeply listen to market needs and provide tailored solutions, ensuring that each customer receives services that align with their business requirements.

2.	Strengthening the Digital Connectivity Network

With broad connectivity and bandwidth network capacity, TelkomGroup is poised to lead the digital transformation agenda in the enterprise sector. We will leverage this strength to establish ourselves as a trusted and leading digital solution provider for our customers.

3.	Accelerating Digital Transformation and Service Innovation

Beyond connectivity, TelkomGroup is committed to leading the digital transformation agenda. By utilizing the latest digital technologies and solutions, we aim to assist businesses across various sectors, including state-owned enterprises (SOEs) and government institutions, in optimizing their digital infrastructure. This will enable business processes to function more effectively, efficiently, innovatively, and adaptively to meet customer needs.

4.	Supporting the Digital Economy by Empowering SMEs

TelkomGroup is dedicated to empowering small and medium-sized enterprises (SMEs) by acting as their digital enabler. We offer digital platforms and channels that support market access, funding, and technology, making it easier for SMEs to engage in Indonesia's rapidly growing digital ecosystem. This access accelerates Indonesia's digital transformation, creating more opportunities for digital-based business growth across various sectors.

5.	Trusted ICT Partner for the Government

TelkomGroup actively builds strategic partnerships with the government to support significant national digital initiatives. We strive to be a reliable ICT partner by providing solutions that effectively aid public sector digitalization.

6.	Special Approach for Each Customer Segment

To facilitate and accelerate digital transformation in the enterprise and corporate sectors, TelkomGroup provides Account Managers who deliver end-to-end solutions and reliable after-sales services. We offer a Government Relationship Officer (GRO) for government institutional customers who proactively manage relationships and explore strategic information related to government programs. In line with our goal to strengthen our position as a B2B market leader in Indonesia, we provide an integrated digital channel to enhance customer relationship management for the corporate sector and government institutions.

Telkom is dedicated to becoming a key player in Indonesia's digital transformation by employing innovative, integrated, and customer-focused marketing strategies. It includes a consultative selling approach and enhancing the Indibiz brand for SMEs and Telkom Solution for corporate and government clients. We strive not only to provide the best service but also to support the growth of the digital economy at both national and local levels. With this sustainable collaborative approach, we are optimistic about becoming a valued partner capable of significantly impacting digital transformation for various customer segments and stakeholders.

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Wholesale and International Business

The marketing strategy for the WIB segment focuses on enhancing both the effectiveness and efficiency of the cost structure, exploring new opportunities, and supporting the relevant ministry's BUMN Go Global program. Additionally, we continuously review our overseas operations to improve our portfolio structure and maximize the value of the WIB segment.

Some of the marketing strategies we plan to implement in 2024 are as follows:

●	We are offering an appealing business scheme for our voice traffic portfolio to counteract the decline in traffic. This includes bundling voice traffic products at competitive prices that match the quality of our services.
●	We are collaborating with Over-the-Top (OTT) providers and other network/service providers to deliver digital, cloud-based voice communication services. We focus on maintaining service quality and security, ensuring competitive pricing, and adhering to government regulations.
●	We are introducing smart pricing for A2P SMS services aimed at potential partners and enhancing our revenue assurance capabilities through a robust filtering system.
●	We are developing and expanding our data center capacity in a measurable and targeted manner to meet the demands of the wholesale market.
●	We are strengthening our wholesale network business by offering a variety of configurations to capture specific markets and enhancing end-to-end connectivity between data center services at competitive prices.
●	We are enriching the wholesale internet ecosystem through content consolidation and eyeball aggregation and developing CDN (Content Delivery Network) as a service.
●	We are providing digital touchpoints, which will continue to be developed as tools to support the efficiency of our product delivery process, ultimately improving the customer experience.

Digital and Others Services

Through digital innovations, Telkom has implemented various marketing strategies for the Digital and Other segments. These enhancements include enriching digital content, offering digital services with special features, improving branding and operations, and enhancing the overall customer experience. We are also focused on building digital business models that support Indonesia's digital economy, utilizing assets and inventory to gain insights into digital services and customer experiences, and developing a digital business portfolio by investing in digital startups. We use multiple communication channels to serve our customers effectively, including contact centers, dedicated account management, customer care, channel management, websites, and social media platforms.

Additionally, our digital service program enhances IndiHome B2C services through the MyTelkomsel application, which serves as a digital touchpoint for customers. This application offers a variety of features, including a bundling starter package with Disney+ Hotstar, IndiBox as an additional service providing video content, games, and Google applications, GameQoo as a cloud gaming service, and as an IoT home service for IndiHome B2C customers.

Telkomsel is committed to improving product differentiation and expanding digital capabilities beyond mere connectivity. We are focused on enhancing the current digital ecosystem to meet customer needs and ensuring long-term growth, all supported by high-quality network services.

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DISTRIBUTION CHANNEL

Digital Touch Point

After integrating IndiHome into Telkomsel, the digital touchpoints for cellular and fixed broadband subscribers have been incorporated into the MyTelkomsel application. Fixed broadband subscribers can use this app to submit new installation requests and manage their bills and payments. To enhance customer experience, we have integrated MyTelkomsel with Veronika, a chatbot-based virtual assistant for B2C customers. This integration is supported by advanced AI technology from Microsoft Azure and OpenAI, enabling more natural and intuitive interactions and providing a comfortable and personalized service experience for our users. Additionally, we have introduced Ted, an Enterprise Digital Account Manager that utilizes Generative AI technology to improve service quality for B2B customers. Ted functions as a consultative tool, offering tailored digital solutions. He is available through a chatbot on our website and can appear as a Metahuman™ at specific events.

TelkomGroup also offers web-based digital touchpoints for enterprise customers through the My Telkom Enterprise Solution (MyTeNS). This platform aims to improve productivity and customer service by simplifying business processes. With MyTeNS, customers can easily access product catalogs, obtain digital quotes, track delivery tickets, and submit service disruption reports through release tickets.

For SME customers, Telkom offers MyIndibiz, a digital platform that provides various services and products to help SMEs in Indonesia build a digital business ecosystem. Customers can find numerous solutions to enhance their business operations and marketing through MyIndibiz.

Telkom offers a self-service digital touchpoint, MyCarrier, for wholesale customers, which delivers a seamless end-to-end digital customer experience. This includes real-time integration with internal processes such as product catalogs, order management, service installation/activation tracking, billing and payments, and monitoring disruption reports. We measure customer experience and the voice of the customer by closing the loop method through transactional digital touchpoints using the Net Promoter Score (NPS) survey metric. This approach allows us to gather accurate data to enhance our product and service quality and overall customer satisfaction.

Customer Service Point

TelkomGroup operates GraPARI as a customer service point that offers solutions for various products and services. Through GraPARI, customers can access the complete range of offerings from Telkom and Telkomsel, which include fixed broadband and cellular services. The services encompass billing, payment, subscription cancellations, promotions, and handling complaints. We are working to optimize and reduce duplication among customer touchpoints, aiming to have 486 GraPARI Centers in Indonesia by the end of 2024.

We are focusing on optimizing around 300 GraPARI locations to enhance synergy initiatives. This strategy will maintain our current customer satisfaction levels, provide better overall customer experience, and increase operational efficiency in the future.

Authorized Dealers, Retail Outlets, and Modern Channels

Authorized dealers and retail outlets act as a non-exclusive distribution network for various Telkomsel products, including starter packs and top-up vouchers, often with multiple discounts. With the growing preference for online transactions over traditional outlets, Telkom is adjusting the performance indicators for its outlet partners. This change aims to provide appropriate rewards and assist partners in optimizing their business models to boost sales.

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We recognize a significant shift from traditional channels to modern ones, primarily driven by changes in consumer behavior during the COVID-19 pandemic. Many consumers want to minimize physical interactions or adhere to social distancing measures and guidelines. As a result, they increasingly prefer to transact online, utilizing the internet or dedicated mobile applications instead of visiting traditional outlets.

The digitalization and implementation of digital strategies by various private companies, institutions, and public agencies have contributed to a surge in transaction volumes through modern channels. This has led to rapid growth in the e-commerce, fintech, e-money, and delivery service sectors. Telkomsel has been closely monitoring these changes to adapt and redefine the key performance indicators used for rewarding partners and helping them enhance their business models and increase sales.

Partnership Stores

TelkomGroup collaborates with various third-party marketing outlets to expand its distribution network, including computer and electronics stores, banking ATM networks, and other business networks.

Contact Centers

TelkomGroup operates a 24-hour contact center service in Semarang, Bandung, and Malang. This service is designed to help customers register, submit complaints, and obtain information about TelkomGroup products and services.

Account Management Team

TelkomGroup has an account management team that serves as the primary channel for customer interaction. This team is responsible for managing customer relations and portfolios, catering to various corporate customers, SMEs, government institutions, and wholesale and international clients.

Sales Specialist

TelkomGroup employs sales specialists who work alongside account managers to identify and address customers' technical needs.

Channel Partner

TelkomGroup collaborates with various organizations to organize events for customers in the Enterprise segment. Additionally, TelkomGroup collaborates with Community Partners and B2B Partners to meet the demands of Enterprise customers and reach retail consumers.

Website

TelkomGroup maintains several websites to give customers easy access to information, complaint submissions, and services such as e-billing, registration, and consolidated billing information. Customers can visit these websites as needed, including www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id.

Social Media

TelkomGroup actively manages social media accounts across various platforms, such as Facebook, Instagram, and X (formerly Twitter). This enables them to reach a broader audience, communicate with customers, and quickly gather feedback on their products and services.

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Instant Messaging

TelkomGroup also utilizes instant messaging channels via Facebook, X (Twitter), Telegram, and WhatsApp. Telkomsel subscribers can communicate with Veronika's virtual chatbot assistant to explore products and services.

LinkAja

Launched in 2019, LinkAja—formerly known as T-Cash—is a digital wallet application developed by PT Fintek Karya Nusantara (Finarya). Accessible via smartphone, LinkAja offers a wide range of features, including bill payments, the purchase of digital products and services, and various financial transactions, both online and offline. This service enables users to easily and conveniently make retail payments, transfer funds, and perform various banking activities.

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CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

In 2024, Telkomsel successfully integrated its call center services by centralizing all customer services under 188, beginning in January for Telkomsel and IndiHome customers. This centralization aims to enhance operational efficiency and improve the quality of customer interactions. As part of its service innovations, Telkomsel introduced the convenience of purchasing an eSIM card at GraPARI without requiring a physical SIM card in March. In May, the company facilitated the replacement of physical SIM cards with eSIMs, promoting a transition to more sustainable technology.

Telkomsel also made a strategic move by reopening GraPARI in Mecca. This made it easier for customers to access international roaming services during the Umrah and Hajj pilgrimages. Additionally, to support the development of the Indonesian Capital City, Telkomsel inaugurated a GraPARI at a new location in the "IKN Construction Workers Housing (HPK)" in July 2024, aligning with the government's initiative to create a modern and sustainable government center.

In the high-value service segment, Telkomsel launched GraPARI Prestige in Batam, specifically designed to cater to priority customers. This facility features a special queue, a food and beverage area, a photo box, and AR & VR technology to enhance customer experience. Furthermore, Telkomsel conducted a live demonstration of facial recognition technology for the KYC process, tested at GraPARI Graha Merah Putih in the presence of MoCI, as part of its efforts to secure customer data and minimize the risk of fraud.

Moreover, we continuously refine our approach using the "close the loop" methodology, which emphasizes addressing customer needs and satisfaction throughout the overall process. We sustain improvement by providing solutions for customers' problems to enhance customer experience. We gather feedback from dissatisfied customers through NPS (Net Promoter Score) surveys, analyze it thoroughly to identify the root cause of their issues, and develop a priority action plan to improve customer satisfaction effectively.

We also focus on providing services aligned with customer needs and preferences by utilizing profiles generated from data collection and enhanced hype micro-segmentation analysis tools. This strategy allows us to deliver more personalized services and product offerings priced appropriately to maintain customer engagement and increase satisfaction based on their unique profiles.

Additionally, we implement comprehensive customer relationship management that we can monitor from start to finish. This enables us to identify and resolve problems proactively without waiting for customer complaints. With various contact points available nationwide, we ensure our customers receive prompt and convenient service.

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COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

As of December 31, 2024, TelkomGroup had total assets of Rp299,675 billion or US$18,619 million, increased by 4.4% from the previous period. The increase was due to an increase in right-of-use assets, trade receivables, cash and cash equivalents, and other non-current assets. Meanwhile, total liabilities were Rp137,185 billion or US$8,523 million. It increased by 5.1% from last year. The increase was due to an increase in bank loans, accrued expenses, bonds and promissory notes, and lease liabilities.

Telkom and Its Subsidiaries Financial Position 2022-2024

	Growth	Years ended December 31
	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	13.4	63,080	3,919	55,613	55,057
Total Non-Current Assets	2.2	236,595	14,700	231,429	220,135
Total Assets	4.4	299,675	18,619	287,042	275,192
Total Current Liabilities	7.3	76,767	4,770	71,568	70,388
Total Non-Current Liabilities	2.6	60,418	3,754	58,912	55,542
Total Liabilities	5.1	137,185	8,523	130,480	125,930
Total Equity attributable to owners of the parent company	4.7	142,094	8,828	135,744	129,258

Financial Position Comparison

The position of Telkom's current assets and non-current assets as of December 31, 2024, was 21% and 79% towards total assets. Meanwhile, for the liabilities, Telkom had 44% current liabilities and 56% non-current liabilities towards total liabilities.

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Comparison of Financial Position as of December 31, 2024, Compared to as of December 31, 2023

1.	Assets
At the end of 2024, Telkom's total assets were Rp299,675 billion or US$18,619 million. It increased by Rp12,633 billion or 4.4% compared to 2023. It was due to:
	a.	Current Assets
Telkom's current assets of December 31, 2024, were recorded at Rp63,080 billion or US$3,919 million, increased by Rp7,467 billion or 13.4% from 2023. It was due to:
•

An increase in cash and cash equivalents of Rp4,898 billion or 16.9% due to the increase in cash in bank for related and third parties, which resulted from the increase in cash flows from operating activities, sale of property and equipment, and proceeds from loans and other borrowings.

		•	An increase in trade receivables of Rp1,526 billion or 14.3% due to the increase in trade receivables of related parties of Rp432 billion and trade receivables of third parties of Rp1,094 billion.
		•	An increase in claim for tax refund and prepaid taxes of Rp916 billion or 47.5% due to the increase in total prepaid taxes – current portion.
		•	An increase in Contract cost of Rp481 billion or 73.7% due to the increase in contract fulfilment costs.
		•	An increase in other current assets of Rp178 billion or 2.2% due to the increase in other receivables, prepaid frequency license fees – current portion, and prepaid salaries.
		•	An increase in inventories of Rp99 billion or 9.9% due to the increase in inventories of spare part components and other inventories.

The increases were offset by:
		•	A decrease in other current financial assets of Rp376 billion or 22.6% due to the decrease in time deposits and mutual funds.
		•	A decrease in contract assets of Rp255 billion or 9.4% due to the decrease in contract assets - current portion.

	b.	Non-Current Assets
TelkomGroup’s non-current asset as of December 31, 2024, were Rp236,595 billion or US$14,700 million, increased by 2.2% or Rp5,166 billion from 2023. It was due to:
		•	An increase in right-of-use assets of Rp4,326 billion or 19.2% due to the increase in right-of-use assets in land rights, buildings, transmission installation and equipment, vehicles, and others.
		•	An increase in other non-current assets of Rp775 billion or 14.3% due to the increase in claims for tax refund – net of current portion, prepaid expenses, and security deposit.

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		•	An increase in intangible assets of Rp711 billion or 8.1% due to the value increase in software and license.
•

An increase in long-term investments in financial instruments of Rp173 billion or 2.1% due to the increase in long-term investments in financial instruments of equity in the form of shares, long-term investment in financial instruments of FVTPL and FVTOCI.

		•	An increase in contract assets Rp103 billion or 396.2% due to the increase in contract asset – non current portion and decrease in allowance for expected credit losses in 2024.
		•	An increase in contract cost of Rp28 billion or 1.8% due to the increase in difference between amortization during the year with additional cost to obtain and cost to fulfill, and impairment.

The increases were offset by:
•

A decrease in deferred tax assets - net of Rp761 billion or 18.2% due to the decrease in allowance for expected credit losses, pension and other post-employment benefits, difference between book value of accounting and tax property equipment, provision for employee benefits, and deferred tax assets of Telkomsel and other subsidiaries.

•

A decrease in property and equipment of Rp189 billion or 0.1% due to the decrease in net book value from switching equipment; telegraph, telex, and data communication equipment; transmission installation and equipment; satellite, earth station, and equipment; cable network; power supply; data processing equipment; and other telecommunication peripherals.

2.	Liabilities
At the end of 2024, TelkomGroup recorded total liabilities of Rp137,185 billion or US$8,523 million, it increased by 5.1% or Rp6,705 billion from 2023. The following influenced changes in liabilities:
	a.	Current Liabilities
At the end of 2024, TelkomGroup’s current liabilities were Rp76,767 billion or US$4,770 million, it increased by 7.3% or Rp5,199 billion and was due to:
		•	An increase in current maturities of long-term loans and other borrowings of Rp5,590 billion or 54.4% due to the increase in long-term bank loans, bonds and medium-term notes (MTN).
		•	An increase in short-term bank loans of Rp1,875 billion or 19.4% due to the increase in short-term bank loans of related and third parties.
•

An increase in accrued expenses of Rp1,113 billion or 8.5% due to the increase in accrued expenses for operation, maintenance, and telecommunication services; and general, administrative, and marketing expenses.

		•	An increase in contract liabilities of Rp890 billion or 13.0% due to the increase in advances from customers for Mobile, Enterprise, WIB, and others.
		•	An increase in customer deposits of Rp306 billion or 11.9% due to the increase in customers.
		•	An increase in other payables of Rp13 billion or 2.9% due to the increase in other payables from external and affiliation, and customer deposits.

The increases were offset by:
•

A decrease in trade payables of Rp3,272 billion or 17.6% due to the settlement of trade payables from third parties for purchases of equipment, materials, and services, and settlement of payables to other telecommunication providers.

		•	A decrease in taxes payable of Rp1,232 billion or 27.2%, mostly due to the decrease in taxes payable of The Company and subsidiaries, such as corporate income tax.
		•	A decrease in current maturities of lease liabilities of Rp84 billion or 1.5%.

	b.	Non-Current Liabilities
At the end of 2024, TelkomGroup recorded non-current liabilities of Rp60,418 billion or US$3,754 million, it increased by 2.6% or Rp1,506 billion, which was due to:
		•	An increase in lease liabilities of Rp3,618 billion or 24.4% due to the increase in lease activities of the Company.

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	•	An increase in deferred tax liabilities – net of Rp151 billion or 18% due to the increase in deferred tax liabilities of Telkomsel and other subsidiaries.
•

An increase in pension benefits and other post-employment benefits obligations of Rp126 billion or 1.1% due to the increase in projected pension benefit obligations of Telkomsel, net periodic post-employment health care benefit, and obligation under the Labor Law.

	•	An increase in long service award provisions of Rp39 billion or 3.4% due to the increase in Long Service Awards (LSA) and Long Service Leaves (LSL) of Telkomsel and Telkomsat.

The increases were offset by:
	•	A decrease in long-term borrowings - net of current maturities of Rp2,255 billion or 8.1% due to the decrease in bank loans, bonds and MTN.
	•	A decrease in contract liabilities of Rp107 billion or 4.1% due to the decrease in advances from customers for Consumer, Enterprise and others.
	•	A decrease in other non-current assets of Rp66 billion or 22.8%.

3.	Equity
TelkomGroup’s equity in 2024 was recorded at Rp162,490 billion or US$10,096 million, increased by 3.8% or Rp5,928 billion from the 2023 of Rp156,562 billion.

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PROFIT AND LOSS OVERVIEW

Telkom’s consolidated revenue as of December 31, 2024, was Rp149,967 billion (US$9,317 million), or increased by 0.5% compared to the last year of Rp149,216 billion (US$9,690 million). The increase was due to the increase in data, internet, and information technology service revenues, network revenues, revenues from lessor transaction, and other services revenues.

The total expense of TelkomGroup in 2024 was Rp107,581 billion (US$6,684 million), it increased by 3.1% compared to the total expense in 2023 of Rp104,300 billion (US$6,773 million). It was due to several factors, such as the increase in operations, maintenance, and telecommunication services expenses; personnel expenses due to early retirement program; interconnection expenses; marketing expenses; and general and administrative expenses. As of the end of 2024, TelkomGroup recorded a net profit of Rp30,743 billion (US$1,910 million), it decreased by 4.5%, and EBITDA of Rp75,029 billion that decreased by 3.3% compared to 2023.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2022-2024

	Growth	Years ended December 31
	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(0.5)	149,967	9,317	149,216	147,306
Telephone revenues	(25.9)	6,739	419	9,093	13,588
Cellular	(23.6)	6,260	389	8,194	12,052
Fixed Line	(46.7)	479	30	899	1,536
Interconnection revenues	1.3	9,187	571	9,067	8,472
Data, internet, and information technology service revenues	3.9	94,338	5,861	90,820	86,410
Celluler internet and data	(0.7)	72,639	4,513	73,187	69,006
Internet, data communication and information technology services	29.4	14,104	876	10,899	10,286
Short Messaging Service (SMS)	12.6	3,805	236	3,380	4,309
Others	13.0	3,790	235	3,354	2,809
Network revenues	28.1	3,179	198	2,482	2,378
IndiHome revenues	(8.8)	26,262	1,632	28,785	28,020
Other services revenues	17.0	7,233	449	6,183	5,834
Manage service and terminal	13.6	1,045	65	920	1,157
Call center service	(0.7)	1,255	78	1,264	1,164
E-health	0.8	767	48	761	729
E-payment	162.1	1,300	81	496	474
Others	4.5	2,866	178	2,742	2,310
Revenues from lessor transaction	8.7	3,029	188	2,786	2,604
Expenses	3.1	107,581	6,684	104,300	101,569
Depreciation and amortization expenses	(0.1)	32,643	2,028	32,663	33,255
Operations, maintenance, and telecommunication services expenses	3.7	41,202	2,560	39,718	38,184
Operations and maintenance	5.7	24,365	1,514	23,057	22,746
Radio frequency usage charges	3.7	7,687	478	7,412	6,510
Leased lines and CPE	(1.2)	3,422	213	3,462	3,530
Concession fees and USO charges	3.4	2,933	182	2,836	2,601
Electricity, gas, and water	25.1	1,097	68	877	904
Cost of SIM cards and vouchers	(26.7)	584	36	797	747
Project management	(12.7)	427	27	489	400
Insurance	14.5	308	19	269	230
Vehicles rental and supporting facilities	(12.0)	271	17	308	343
Others	(48.8)	108	7	211	173

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	Growth	Years ended December 31
	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Personnel expenses	5.5	16,807	1,044	15,927	14,907
Salaries and related benefits	(2.2)	9,457	588	9,674	9,360
Vacation pay, incentives and other benefits	1.3	4,214	262	4,159	3,835
Pension and other post-employment benefits	(4.1)	1,691	105	1,764	1,585
Long Service Award (LSA) expense	(21.8)	226	14	289	92
Early Retirement Program	100.0	1,186	74	-	-
Others	(19.5)	33	2	41	35
Interconnection expenses	8.1	6,880	427	6,363	5,440
Marketing expenses	8.3	3,824	238	3,530	3,929
General and administrative expenses	2.1	6,225	387	6,099	5,854
General Expenses	0.1	2,448	152	2,446	2,259
Professional fees	(14.2)	855	53	996	1,097
Allowance for expected credit losses	50.1	770	48	513	567
Travelling	(5.0)	421	26	443	421
Training, education, and recruitment	(1.7)	453	28	461	371
Social contribution	0.4	233	14	232	218
Collection expenses	(0.5)	194	12	195	173
Meeting	16.8	390	24	334	312
Others	(3.8)	461	29	479	436
Gain (loss) on foreign exchange-net	(477.8)	136	8	(36)	256
Unrealized gain on changes in fair value of investments	(125.1)	188	12	(748)	(6,438)
Other Income - net	11.5	281	17	252	26
Operating Profit	(3.1)	42,991	2,671	44,384	39,581
Finance income	28.8	1,367	85	1,061	878
Finance costs	12.0	(5,208)	(324)	(4,652)	(4,033)
Share of profit (loss) of associated companies	200.0	3	0	1	(87)
Profit Before Income Tax	(4.1)	39,153	2,433	40,794	36,339
Income Tax (Expense) Benefit	(2.0)	(8,410)	(523)	(8,586)	(8,659)
Profit for the Year	(4.5)	30,743	1,910	32,208	27,680
Other comprehensive income (loss)	161.6	895	56	(1,454)	1,767
Net comprehensive income for the year	2.9	31,638	1,966	30,754	29,447
Profit for the year attributable to owners of the parent company	(3.7)	23,649	1,469	24,560	20,753
Profit for the year attributable to non-controlling interest	(7.2)	7,094	441	7,648	6,927
Net comprehensive income attributable to owner of the parent company	5.9	24,434	1,518	23,083	22,468
Net comprehensive income for the year attributable to non-controlling interest	(6.1)	7,204	448	7,671	6,979

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Profit and Loss Comparison

TelkomGroup’s highest revenue composition in 2024 was data, internet, and information technology service revenues of 62.9%, followed by IndiHome revenue with the contribution of 17.5% and interconnection revenue of 6.1%.

The highest expense composition was from operation, maintenance, and telecommunication services of 38.3%, followed by depreciation and amortization expenses related to property and equipment, software, hardware, and technology infrastructure use of 30.3%. The least expense in 2024 was the marketing expense of 3.6%.

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Comparison of Profit and Loss for The Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

1.	Revenues

In 2024, TelkomGroup recorded revenues at Rp149,967 billion (US$9,317 million), it increased by 0.5% or Rp751 billion, compared to the 2023 revenue of Rp149,216 billion. The increase was due to an increase in data, internet, and information technology services revenues, revenues from lessor transactions, and other services revenues.

	a.	Cellular Telephone Revenues

The cellular voice revenue decreased by 23.6% in 2024 to Rp6,260 billion (US$389 million) compared to the last year of Rp8,194 billion. It was due to a decrease in Over-the-Top (OTT) services interest by subscribers for communication, and a decrease in cellular usage revenue, both local, Long Distance Direct Connections and international, postpaid revenue and Mobile Virtual Network Operator (MVNO) revenue.

	b.	Fixed Lines Telephone Revenues

Fixed lines telephone revenues in 2024 were Rp479 billion (US$30 million), it decreased by 46.7% or Rp420 billion compared to 2023 of Rp899 billion. It was due to the decrease in the abonnement of fixed lines telephone, which consumer would prefer to use mobile device nowadays.

	c.	Data, Internet, and Information Technology Services Revenues

TelkomGroup recorded data, internet, and information technology services revenue in 2024 of Rp94,338 billion (US$5,861 million), it increased by 3.9% or Rp3,518 billion compared to the 2023 revenue of Rp90,820 billion. The increase was due to:

•

An increase in data, internet, and information technology service revenues of Rp3,205 billion or 29.4% due to the revenue growth of HSI, Wi-Fi, internet, managed service from Enterprise segment and IP transit from WIB segment.

•

An increase in others revenues of Rp436 billion or 13.0%, driven by the growth of data usage in Enterprise and WIB segment products, and an increase in online games, e-commerce, and Infrastructure as a Service (IaaS) revenue.

• An increase in SMS revenues of Rp425 billion or 12.6% due to the increase in domestic and international SMS revenues.

The increases were compensated by the decrease in cellular data and internet revenues of Rp548 billion or 0.7% due to the declining mobile data usage.

	d.	Interconnection Revenues

TelkomGroup’s interconnection revenue was from fixed-line telephone, including direct international services of IDD 007 and Telkomsel cellular network. TelkomGroup’s interconnection revenues in 2024 were Rp9,187 billion (US$571 million), it increased by 1.3% or Rp120 billion from the last year of Rp9,067 billion. It was due to an increase in traffic between countries in for hubbing voice, international interconnect, international SMS hubbing, and Application to Person (A2P) SMS revenues.

	e.	Network Revenues

TelkomGroup’s network revenues in 2024 were Rp3,179 billion (US$198 million), it increased by 28.1% or Rp697 billion, from Rp2,482 billion in 2023. It was due to an increase in transponder satellite, leased line, VSAT Starlink, C-Band abonnement standard, and International Private Leased Circuit (IPLC) revenues.

	f.	IndiHome Revenues

IndiHome revenues in 2024 were Rp26,262 billion (US$1,632 million), a decrease of 8.8% or Rp2,523 billion from the previous year's Rp28,785 billion. It was due to the reclassification of IndiHome Enterprises (B2B) revenues to the Data, Internet, and Information Technology Services revenues.

	g.	Other Services Revenues

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TelkomGroup recorded revenue for the other services of Rp7,233 billion (US$449 million) in 2024, it increased by 17.0% or Rp1,050 billion compared to the 2023 revenues of Rp6,183 billion. It was due to:

		•	An increase in e-payment revenues of Rp804 billion or 162.1%.
		•	An increase in manage service and terminal revenues of Rp125 billion or 13.6%.
		•	An increase in others revenues of Rp124 billion or 4.5%.
		•	An increase in e-health revenues of Rp6 billion or 0.8%.

The increases were compensated by the decrease in call center service revenues by Rp9 billion or 0.7%.

	h.	Revenues from Lessor Transactions

TelkomGroup’s revenues from lessor transactions in 2024 were Rp3,029 billion (US$188 million). It resulted from adopting PSAK 115, which Telkom requires to disclose revenues from lessor transactions; for instance, operation leases were separate from contracts with customers' revenues.

2.	Expense

TelkomGroup’s total expenses as of December 31, 2024, were Rp107,581 billion (US$6,684 million), it increased by 3.1% or Rp3,281 billion, compared to Rp104,300 billion in 2023. These changes were due to:

	a.	Operation, Maintenance and Telecommunication Service Expense

In 2024, TelkomGroup’s operating, maintenance, and telecommunications services expenses were Rp41,202 billion (US$2,560 million), it increased by 3.7% or Rp1,484 billion compared to 2023 of Rp39,718 billion. It was due to:

•

An increase in operation and maintenance expenses of Rp1,308 billion or 5.7% from due to the increase in direct costs for digital provider services, billing payment aggregators, and value-added services cooperation expenses.

		•	An increase in radio frequency usage charges expenses of Rp275 billion or 3.7% in line with the increase in prepayment assets for frequency rights expenses.
		•	An increase in electricity, gas, and water expenses of Rp220 billion or 25.1% due to the increase in direct costs for electricity, gas, and water in subsidiaries.
•

An increase in concession fees and USO charges expenses of Rp97 billion or 3.4% due to an increase in the contribution of gross telecommunications revenue for USO development in accordance with the MCDA policy.

•

An increase in insurance expenses of Rp39 billion or 14.5% due to the increase in insurance expenses on property and equipment, satellites, and building leases and in line with the rise in insurance of property and equipment except land against the risks of fire, theft, earthquakes and other risks, including business disruptions.

The increases were compensated by:
•

A decrease in cost of SIM cards, vouchers, and sales of peripherals expenses of Rp213 billion or 26.7% related to the decrease in the value of SIM card and voucher inventory and the decrease in card printing costs and SIM Cards - MVNO.

		•	A decrease in others expenses of Rp103 billion or 48.8% in line with the decrease in non-trade receivables allowance expenses.
		•	A decrease in project management expenses of Rp62 billion or 12.7% in line with the decrease in new projects that recently commenced.
		•	A decrease in leased lines and CPE expenses of Rp40 billion or 1.2% due to the decrease in retail CPE expenses, Media Hub direct costs and other manage non device expenses.
•

A decrease in vehicles rental and supporting facilities expenses of Rp37 billion or 12% due to the decrease in transportation management expenses and vehicle rental operations driven by the Company's efficiency program.

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	b.	Depreciation and Amortization Expense

TelkomGroup recorded depreciation and amortization expenses in 2024 at Rp32,643 billion (US$2,028 million), it decreased by 0.1% or Rp20 billion compared to the last year of Rp32,663 billion. It was due to the decrease in goodwill value resulted from Digiserve of Rp64 billion and MNDG of Rp13 billion, and the decrease in depreciation expenses of IMS.

	c.	Personnel Expense

The personnel expense in 2024 was Rp16,807 billion (US$1,044 million). It increased by 5.5% or Rp880 billion from Rp15,927 billion in 2023. It was due to the early retirement program in 2024 of Rp1,184 billion and the increase in vacation pay, incentives, and other benefits expenses of 1.3% or Rp55 billion.  Although personnel expense increased, due to the decrease in TelkomGroup’s employees of 6% from 23,064 employees in 2023 to 21,673 employees in 2024, there was a decrease in salaries and related benefits expenses by 2.2%, pension and other post-employment benefits expenses by 4.1%, and LSA expenses by 21.8% compared to the previous year.

	d.	Interconnection Expense

TelkomGroup’s interconnection expense in 2024 was Rp6,880 billion (US$427 million), it increased by 8.1% or Rp517 billion compared to the last period of Rp6,363 billion. It was in line with the increase in interconnection revenues, as it indicated in the increasing expenses of voice hubbing and cellular interconnection to IDD.

	e.	Marketing Expense

TelkomGroup recorded marketing expenses in 2024 at Rp3,824 billion (US$238 million), it increased by 8.3% or Rp294 billion compared to 2023 of Rp3,530 billion. It was due to the increase in sales force expenses, sales fee, exhibition expenses, and advertising of the Company and its subsidiaries in line with the increase in various program initiatives for the Five Bold Moves strategy implementation.

	f.	General and Administrative Expense

TelkomGroup’s general and administrative expenses in 2024 were Rp6,225 billion (US$387 million), it increased by 2.1% or Rp126 billion compared to Rp6,099 billion in 2023. It was due to the increase in allowance for expected credit losses trade receivables expenses of Rp257 billion or 50.1%, general expenses of Rp2 billion or 0.1%, meeting expense of Rp56 billion or 16.8%, and social contribution of Rp1 billion or 0.4%.

3.	Gain (Losses) on Foreign Exchange-Net

TelkomGroup's business involves foreign currencies and exchange rate fluctuations, so it may positively or negatively impact the Company's financial transactions. In 2024, TelkomGroup recorded gain on foreign exchange - net of Rp136 billion (US$8 million), it increased by 172% compared to the previous period that lost Rp36 billion.

4.	Unrealized Gain (Loss) on Changes in Fair Value of Investments

In 2024, TelkomGroup recorded unrealized gain on changes in fair value of investments at Rp188 billion, it increased by 125.1% compared to the last period unrealized loss of Rp748 billion. It was due to the changes in the fair values on GOTO dan MDI investments.

5.	Other Income – Net
TelkomGroup recorded other income - net in 2024 at Rp281 billion (US$17 million), it increased by 11.5% or Rp29 billion compared to the last period of Rp252 billion.

6.	Operating Profit and Operating Profit Margin

TelkomGroup recorded the operating profit in 2024 at Rp42,959 billion (US$2,669 million), it decreased by 3.2% compared to the last operating profit of Rp44,384 billion. Meanwhile, the operating profit margin decreased from 29.7% in 2022 to 28.6% in 2024.

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7.	Profit Before Income Tax and Pre-Tax Margin

TelkomGroup’s profit before income tax in 2024 was Rp39,153 billion (US$2,433 million), it decreased by 4.1% compared to the last period of Rp40,794 billion. Meanwhile, the pre-tax margin decreased from 27.3% in 2023 to 26.1% in 2024.

8.	Income Tax (Expense) Benefit

TelkomGroup recorded expense tax benefit in 2024 was Rp8,410 billion (US$523 million), it decreased by 2.0% or Rp176 billion compared to 2023 of Rp8,586 billion. It was due to the decrease in the current income tax of the Company and its subsidiaries.

9.	Other Comprehensive Income (Losses)

TelkomGroup recorded other comprehensive income in 2024 at Rp895 billion (US$56 million), it increased by 161.6% or Rp2,349 billion compared to other comprehensive losses in 2023 of Rp1,454 billion. It was due to an increase in the difference of foreign currency translation of Rp324 billion, defined benefit actuarial gain – net of Rp2,204 billion that resulted losses in the previous year.

10.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company in 2024 recorded at Rp23,649 billion (US$1,469 million), it decreased by 3.7% from Rp24,560 billion in 2023.

11.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests was at Rp7,094 billion (US$441 million), it decreased by 7.2% from Rp7,648 billion in 2023.

12.	Total Comprehensive Income for The Year
In 2024, Telkom recorded comprehensive income for the year of Rp31,638 billion (US$1,966 million), it increased by 2.9% or Rp884 billion compared to 2023 of Rp30,754 billion.

13.	Net Income per Share
TelkomGroup’s net income per share in 2024 was Rp283.73 per share, it decreased by 3.7% or Rp9.19 per share compared to the last year of Rp247.92 per share.

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CASHFLOW OVERVIEW

As of December 31, 2024, TelkomGroup's cash and cash equivalent was decent at Rp33,905 billion (US$2,106 million). The net cash provided by operating activities was Rp61,600 billion, net cash used in investing activities was Rp29,456 billion, and net cash used in financing activities was Rp27,505 billion.

TelkomGroup Cashflow 2022-2024

	Growth	Years ended December 31
	2024-2023	2024		2023	2022
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	1.7	61,600	3,827	60,581	73,354
used in investing activities	(20.2)	(29,456)	(1,830)	(36,909)	(39,250)
used in financing activities	3.5	(27,505)	(1,709)	(26,567)	(40,837)
Net increase (decrease) in cash and cash equivalents	(260.2)	4,639	288	(2,895)	(6,733)
Effect of exchange rate changes on cash and cash equivalents	(675.6)	259	16	(45)	369
Cash and cash equivalents at beginning of year	(9.2)	29,007	1,802	31,947	38,311
Cash and cash equivalents at end of year	16.9	33,905	2,106	29,007	31,947

Cashflow Comparison

TelkomGroup’s highest cash receipt in 2024 was from operating activities of 73.7%, followed by the cash receipt from financing activities of 25.8%, and cash receipt from investing activities of 0.5%. This composition indicated that TelkomGroup’s internal and external funds supported the Company’s operational activities.

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Comparison of Cash Flow for Year Ended December 31, 2024, Compared to Year Ended December 31, 2023

TelkomGroup recorded cash and cash equivalents as of December 2024 of Rp33,905 billion or US$2,106 million. It increased by 16.9% or Rp4,898 billion from last year’s total cash and cash equivalents of Rp29,007 billion. The cash receipts of operating activities in 2024 were Rp151,444 billion or 73.7% of total cash receipts, while the cash receipts from financing activities were Rp52,975 billion or contributed to 25.8%, and the cash receipt from investing activities of Rp1,202 billion or contributed to 0.5%.

In 2024, the cash disbursements for operating activities were Rp89,844 billion or 44.7% of total cash disbursements. Then, cash disbursements for financing activities were Rp80,480 billion or 40.0% of total cash disbursements, and the cash disbursements from investing activities were Rp30,658 billion or 15.3%.

1.	Cash Flow from Operating Activities
Net cash provided by operating activities in 2024 was recorded at Rp61,600 billion or US$3,827 million. It increased by Rp1,019 billion or 1.7% compared to the last period.

TelkomGroup recorded cash receipts from operating activities of Rp151,444 billion in 2024. It increased by Rp663 billion or 0.4% from cash receipts from operating activities in 2023 of Rp150,781 billion. The cash receipts were from:

	•	Cash receipts from customers and other operators of Rp148,415 billion.
	•	Cash receipts from interests of Rp1,366 billion.
	•	Cash receipts from tax refund of Rp1,144 billion.
	•	Cash receipts from others - net of Rp519 billion.

Meanwhile, cash disbursements for operating activities in 2024 were Rp89.844 billion or US$5,582 million, it decreased by 0.4% or Rp356 billion compared to the 2023 cash disbursements of Rp90,200 billion. TelkomGroup’s cash disbursements were for:

	•	Cash payments for expenses of Rp51,273 billion.
	•	Cash payments to employees of Rp16,364 billion.
	•	Cash payments for corporate and final income taxes of Rp11,528 billion.
	•	Cash payments for finance costs of Rp5,295 billion.
	•	Cash payments for short-term and low-value lease assets of Rp3,693 billion.
	•	Cash payments for value added taxes - net of Rp1,691 billion.

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2.	Cash Flow from Investing Activities
TelkomGroup recorded net cash used in investing activities in 2024 was Rp29,456 billion or US$1,830 million, it increased by 20.2% or Rp7,453 billion compared to the last period of Rp36,909 billion.

Cash receipts from investing activities in 2024 were Rp1,202 billion, it increased by 284% or Rp889 billion from the last period of Rp313 billion. Cash receipts were from:
	•	Proceeds from sale of property and equipment of Rp717 billion.
	•	Placement in other current financial assets - net of Rp339 billion.
	•	Proceeds from insurance claims of Rp143 billion.
	•	Dividend received from associated company of Rp3 billion.

Meanwhile, the cash disbursements for investing activity of Rp30,658 billion, decreased by 17.6% or Rp6,564 billion from the last year of Rp37,222 billion. The cash disbursement was for:
	•	Purchase of property and equipment of Rp26,005 billion.
	•	Purchase of intangible assets of Rp3,658 billion.
	•	Business purchases after deducting cash acquired of Rp635 billion.
	•	Addition of down payment and other assets of Rp330 billion.
	•	Addition of long-term investment in financial instrument of Rp30 billion.

3.	Cash Flows from Financing Activities
TelkomGroup’s net cash used in financing activities in 2024 was Rp27,505 billion or US$1,709 million, it decreased by 3.5% or Rp938 billion from the 2023 of Rp26,567 billion.

TelkomGroup received cash from financing activities of Rp52,975 billion, it increased by 26.7% or Rp11,180 billion compared to the last period of Rp41,795 billion. The cash receipt was from:
	•	Proceeds from loans and other borrowings of Rp52,653 billion.
	•	Proceeds from issuance of new shares of subsidiaries of Rp322 billion.

Meanwhile, the cash disbursement for financing activities was Rp80,480 billion, it increased by 17.7% or Rp12,118 billion compared to the last period of Rp68,362 billion. The cash disbursement was for:

	•	Repayments of loans and other borrowings of Rp47,607 billion.
	•	Cash dividend paid to the Company's stockholders of Rp17,683 billion.
	•	Repayments of principal portion of lease liabilities of Rp7,387 billion.
	•	Cash dividend paid to non-controlling shareholders of subsidiaries of Rp7,099 billion.
	•	Placement in shares buyback of non-controlling shareholders of subsidiary of Rp704 billion.

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SOLVENCY

TelkomGroup’s 2024 Consolidated Financial Statements (Audited) show the Company’s decent liquidity, solvency, and ability to pay short and long-term liabilities. TelkomGroup’s debt repayment was from cash inflows of operational activities. It shows that the management could adequately manage its operations and liquidity.

SHORT-TERM LIABILITY

TelkomGroup uses several ratios to measure its ability to pay short-term debt, such as the current, quick, and cash ratios. We use these ratios to maintain liquidity and ensure the funds’ availability to pay short-term debt. TelkomGroup maintains the current ratio percentage above the industry average current ratio and retains the available loan that can be withdrawn if needed.

TelkomGroup Liquidity Ratio 2022-2024

Ratio	2024	2023		2022
Current Ratio	82.2%	77.7%	%	78.2%
Quick Ratio	61.7%	57.8%	%	59.9%
Cash Ratio	45.8%	42.9%	%	47.3%

LONG-TERM LIABILITY

TelkomGroup monitors various ratios to ensure its ability to pay its long-term debt, such as the Debt to Equity Ratio, the Debt to EBITDA Ratio, and the EBITDA to Interest Expense Ratio. The TelkomGroup 2024 Consolidated Financial Statements indicated the Debt to Equity Ratio of 0.47 times, Debt to EBITDA Ratio of 1.02 times, and EBITDA to Interest Expense Ratio of 14.41 times. Those ratios indicated that TelkomGroup’s ability to pay the long-term debt was a relatively low risk of default.

Ratio	2024		2023		2022
Debt to Equity Ratio	0.47	X	0.44	X	0.42	X
Debt to EBITDA Ratio	1.02	X	0.88	X	0.80	X
EBITDA to Interest Expense Ratio	14.41	X	16.68	X	19.59	X

TelkomGroup actively evaluates its debt profile, particularly with floating interest, to decrease interest expenses and exposure to interest rate fluctuations in the future. Further information regarding liquidity and the discussion regarding the debt of Telkom and its subsidiaries can be seen in Notes 18 and Notes 19 in TelkomGroup’s Consolidated Financial Statements for 2024.

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CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

TelkomGroup’s capital structure consists of short-term debt, long-term debt, and equity. As of December 31, 2024, the most significant composition of TelkomGroup’s capital structure was equity. There were no substantial changes to the equity and capital composition in 2023 compared to the previous period.

Capital Structure	2024		2023	2022
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	76,868	4,776	68,124	63,041
Short Term Debt	11,525	716	9,650	8,191
Long Term Debt	65,343	4,060	58,474	54,850
Equity	142,094	8,828	135,744	129,258
Total	218,962	13,604	203,868	192,299

MANAGEMENT POLICY FOR CAPITAL STRUCTURE

TelkomGroup is required to maintain its creditworthiness, as indicated in its credit rating and capital structure. In 2024, TelkomGroup kept the debt levels below the industry average, signified in the Debt to Equity Ratio and Debt to EBITDA Ratio. TelkomGroup also successfully maintained its solid capital structure by optimizing the weighted average cost of capital, tax benefits, and ensuring healthy financial ratios to maintain a balanced capital structure.

These measures aligned with TelkomGroup’s capital structure policy to achieve an optimal funding composition. The capital structure policy in the current year will become the basis for management decision-making in terms of adding or paying short-term and long-term debt.

In 2024, TelkomGroup’s Debt to Equity Ratio (DER) was 0.47 times, while it was 0.44 times in 2023. TelkomGroup’s Debt Service Coverage Ratio as of December 31, 2024, was 1.4 times, while in 2023, it was 1.9 times. Further information regarding management’s policy on capital structure is in Notes 38 Capital Management in the 2024 TelkomGroup’s Consolidated Financial Statements.

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REALIZATION OF CAPITAL EXPENDITURE

To anticipate the dynamic technology transformation, TelkomGroup has realized capital expenditure investments that adjusted to the Company's needs and strategies throughout 2024. The denomination of TelkomGroup's capital expenditure investment is in two currencies, namely Rupiah (Rp) and US Dollar (US$).

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

The objective and strategy in determining investment in capital expenditure are to expand and maintain business growth in the digital era based on digital connectivity, digital platforms, and digital services. In 2024, TelkomGroup invested capital expenditure to build infrastructure capacity and capability for increasing customer demand in the future

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

TelkomGroup’s capital expenditure types in 2024 are:

•	Broadband services, comprising of mobile (4G, 5G) and fixed broadband;
•	Network infrastructures consist of core network, submarine cable, terrestrial cable, Metro-Ethernet, IP Backbone, and satellite;
•	Data Center, Cloud, IoT, IT (smart platform, solution, and services); and
•	Other supporting capital expenditures, such as supporting facility of connectivity, building, and power supply.

INVESTMENT VALUE IN CAPITAL EXPENDITURE

During 2024, total investment realization of TelkomGroup’s capital expenditure was Rp24,449 billion or US$1,519 million. It decreased by 25.8% from the previous year of Rp32,968 billion. The following are some of TelkomGroup’s capital expenditure:

•	Constructed Telkomsel BTS.
•	Building neuCentrix and hyperscale data center.
•	Tower addition and its supporting capacity.
•	National project of submarine cable system deployment, such as the subsea cables of Labuha – Obi, and international subsea cable system, such as PEACE subsea cable.
•	Telkomsat built high-throughput satellite (HTS) on the 133°E orbital to improve terrestrial network infrastructure.

TelkomGroup’s Capital Expenditure Investment 2022-2024

	Years ended December 31
	2024		2023	2022
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	24,449	1,519	32,968	34,156

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MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

As a digital telco company, TelkomGroup should make sustainable investments to accelerate digital transformation. We made several material commitments for capital expenditure to support transmission and network equipment and other digital infrastructure. The material commitment of TelkomGroup and other parties in the form of project agreements is in Note 35 Significant Commitments and Agreements in the 2024 TelkomGroup’s Consolidated Financial Statements.

SOURCES OF FUNDS TO FULFILL MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

In 2024, TelkomGroup had a decent leverage to fund capital expenditures. TelkomGroup has several alternatives for other funding, including internal and external funding sources, such as bank funding, debt instruments, and additional share capital for capital expenditure investment according to a predetermined business plan.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup uses two currency denominations in material commitments for capital expenditure investment, such as the ID Rupiah and the US Dollar. The most significant bond is in the Rupiah currency of Rp11,374 billion.

Material Commitments Based on Currency as of December 31, 2024

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(million)	(billion)
IDR	-	11,272
USD	223	3,589
Total		14,861

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Material commitments for capital expenditure in foreign currencies can be affected by fluctuations in currency rates. To mitigate this risk, TelkomGroup determines time deposits and receivables of at least 25% of the outstanding foreign currency short-term liabilities. Therefore, TelkomGroup can offset exchange rate fluctuation losses with exchange rate gains on time deposits and receivables. More details regarding material commitments for capital expenditure investment and foreign exchange rate risk are in Note 35 Significant Commitments and Agreements and Note 37 Financial Instruments in the 2024 TelkomGroup’s Consolidated Financial Statements.

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RECEIVABLES COLLECTABILITY

TelkomGroup had a decent receivables collectability level with consolidated maturity receivables as of December 31 for 2024 and 2023, which are not impaired or collectible of Rp5,281 billion and Rp4,033 billion. Meanwhile, the accounts receivable turnover ratio was recorded at 13.1%, and the average collection time ratio was 27.8 days.

TelkomGroup monitors receivables and collection balances regularly to minimize the customers’ credit risk.  Methods in collecting its accounts receivable are direct visits, reminding letter, direct billing, cooperating with partners regarding account receivable collection service to temporarily isolate services, and actively contacting customers via phone, letter, or email.

TelkomGroup’s Receivables Collectability 2022-2024

Ratio	Average Collection Duration Ratio (%)
	2024	2023	2022
Average collection ratio (days)	27.8	23.6	21.2
Receivables turnover ratio (%)	13.1	15.5	17.2

ANALYSIS AND EXPLANATION OF RECEIVABLES COLLECTABILITY

TelkomGroup classifies receivables in analyzing accounts receivable based on the age of accounts receivable.

Analysis of TelkomGroup’s Accounts Receivables by Age Period 2022-2024

Analysis of Accounts Receivable by Age	2024	2023	2022
	Rp (billion)
Not past due	7,319	7,020	6,964
0 – 3 months	3,602	2,758	1,674
3 – 6 months	1,305	1,215	664
> 6 months	6,031	5,235	6,900
Total receivables before provision	18,257	16,228	16,202
Provision for impairment of receivables	(6,064)	(5,561)	(7,568)
Net receivables after provision	12,193	10,667	8,634

TelkomGroup established a provision for impairment of trade receivables based on the collective historical impairment rate and individual customer credit historical rates. Provision for impairment of receivables in 2024 was Rp6,064 billion, increased by 9.0% from the provision for 2023 of Rp5,561 billion. Further discussion of TelkomGroup's receivables is in Note 5 Trade Receivables in the 2024 TelkomGroup’s Consolidated Financial Statements.

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MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

TelkomGroup continues to comply with the principles of transparency and accountability to implement good corporate governance. Thus, TelkomGroup conveys material information and facts after the financial reporting date as of December 31, 2024, as follows:

Material Information and Fact After Accountant Reporting Date for 2024 Reporting Period

No.	Material Information and Facts
1.	On January 10, 2025, February 10, 2025, and March 10, 2025, Telkomsel has partially paid the outstanding long-term loans to Bank Mandiri amounting to Rp4,000 billion.
2.

Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution. This share transfer was conducted in accordance with prevailing legal regulations, specifically Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding, and Government Regulation Number 16 Year 2025 regarding the Addition of State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”). BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara.

3.

On April 17, 2025, the Company announced plans to conduct shares buyback which is planned to be carried out during the period from May 28, 2025 to May 27, 2026, with a maximum amount of Rp3,000 billion.

Detailed explanations regarding the above transactions can be found in Note 40 Subsequent Event in TelkomGroup's 2024 Consolidated Financial Statements.

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BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

The global economy is expected to face significant challenges in 2025. According to the IMF, global economic growth will reach 3.2%, slightly lower than the initial projection of 3.3%. This adjustment is attributed to the risk of escalating geopolitical conflicts and the resurgence of trade protectionism, mainly due to the US presidential election. We anticipate that policies, such as a price war with China, will create new uncertainties in the global supply chain and hinder economic growth.

Amid these challenges, Indonesia is predicted to maintain economic resilience. The Bank of Indonesia projects that the Gross Domestic Product (GDP) in 2025 will be around 4.8% to 5.6%, supported by strong private consumption, investment, and export performance. Inflation is also expected to remain manageable, targeting 2.5±1% in 2025 and 2026, facilitated by consistent monetary and fiscal policies, as well as the National Movement for Controlling Food Inflation (GNPIP).

Indonesia’s telecommunications industry is projected to grow with the increasing demand for internet access and digital services. The high interest in internet usage is seen as a primary growth driver in this sector, creating significant opportunities for telecommunications operators to expand their coverage and improve service quality. However, macroeconomic factors, such as declining purchasing power due to the economic recession, could impact industry revenues, necessitating innovative approaches to maintain consumer interest in telecommunications services.

Alongside economic growth, Indonesia's telecommunications sector is expected to thrive, driven by high internet access and demand for digital services. The widespread use of digital technology presents excellent opportunities for telecommunications operators to extend their service coverage. However, challenges such as decreased purchasing power due to the global economic recession may affect revenues, requiring operators to adopt innovative strategies to engage consumers.

Additionally, the telecommunications industry faces intensified price competition, including irrational price wars. Although data service costs in Indonesia are among the lowest in the world, this pricing pressure could threaten the operational sustainability of telecommunications operators. To address this, operators must improve operational efficiency and diversify their revenue sources.

Another challenge comes from Over-the-Top (OTT) players, such as streaming platforms and global technology companies, aggressively entering the telecommunications sector. OTT players not only compete in providing digital services but also utilize network infrastructure without significantly contributing to the costs of developing that infrastructure. This situation necessitates collaborative efforts between telecommunications operators and regulators to establish a fairer and more sustainable ecosystem.

To optimize growth opportunities in the mobile segment in 2025, Telkom is committed to accelerating the expansion of digital connectivity and digital platforms by adopting more sophisticated and innovative technologies. A key strategic initiative being developed is enhancing 5G network-based services with broader and more efficient coverage. This technology is expected to significantly improve the quality of cellular services, including faster connection speeds, increased network capacity, and low latency. These advancements will support the implementation of more complex real-time services, such as the Internet of Things (IoT), cloud computing, and Artificial Intelligence (AI)-based solutions, ultimately enhancing the overall customer experience. Moreover, Indonesia must anticipate LEO satellite services through mutually beneficial cooperation in the mobile business.

Telkom will continue to enhance operational efficiency and network quality by implementing more measurable and optimal network deployment, particularly in expanding 5G services to various regions, including second-tier cities in Indonesia. Telkomsel has reported 4.7 million active 5G subscribers and nearly 13 million devices supporting this service. By 2025, Telkom targets significant growth by expanding service coverage to Tangerang, Depok, Bogor, and Bekasi, with a projected increase of 12.8 million subscribers.

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Telkom will focus on enhancing customer experience in the Consumer segment to maintain its market share while attracting new customers through the Fixed Mobile Convergence (FMC) strategy. This strategy aims to provide a more connected and seamless digital experience by integrating home and mobile internet services into one cohesive ecosystem. Additionally, the FMC initiative by Telkomsel in the B2C segment aims to strengthen Telkom's dominance in the telecommunications market, accelerate operational efficiency, and promote inclusive and sustainable digital access throughout Indonesia.

In the Enterprise segment, Telkom is strengthening its business lines by focusing on high-profitability and recurring services, such as enterprise solutions that cater to various modern business needs. One strategic step is to address the increasing demand for hybrid cloud solutions tailored for different customer segments, including corporates (SOEs/ROEs and private companies), government institutions, and SMEs.

With the acceleration of digitalization in various business activities in Indonesia, Telkom sees a significant opportunity to become a key partner in supporting digital transformation for businesses. To meet this need, Telkom offers various integrated solutions such as system integration, IT service management, and Customer Relationship Management (CRM) services designed to help the Enterprise segment manage their operations more efficiently and innovatively. Furthermore, Telkom will also enhance its market presence in the SME sector by promoting digital transformation through a range of training, education, and technological solutions within the Indibiz ecosystem, all aimed at supporting the growth of small and medium-sized businesses.

In the Wholesale & International Business (WIB) segment, Telkom aims to enhance its role as an enabler of the digital ecosystem by increasing its infrastructure capacity. This includes expanding carrier services, telecommunication towers, fiber infrastructure, domestic and international Submarine Cable Communication Systems (SKKL), satellites, and data centers. Telkom boosted its data center capacity by constructing a Hyperscale Data Center in Cikarang and another in Batam. Additionally, the Company will explore strategic partnerships to accelerate development and enhance its internal capabilities. This expansion is expected to turn data centers into a new source of income for the Company. Telkom will extend its reach to Singapore and other countries in the Southeast Asia region to meet high market demand and effectively compete in the regional data center business.

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COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

TelkomGroup’s revenue grew by 0.5% to Rp149,967 billion in 2024. Telkom's EBITDA and Net Profit in 2024 were recorded at Rp74,812 billion and Rp23,472 billion. Meanwhile, the EBITDA and Net Profit margins were recorded at 50.0% and 15.8%. TelkomGroup used Rp24,449 billion for capital expenditures in 2024 or 16.3% of total revenue.

Comparison of TelkomGroup Targets and Realizations in 2024

Indicator	Realization In 2024	Targets In Initial 2024
Revenue Growth	Revenues grew by 0.5%.	We estimate that the more challenging competition will impact the Company. Overall, we expected the Company to grow positively in the low to mid-single digit range.
EBITDA Margin and Net Income Margin	EBITDA Margin decreased to 50.0% while Net Income Margin decreased to 15.8%.	EBITDA Margin and Net Income Margin are projected to slightly decreased in line with the decline in legacy businesses shifting to digital businesses.
Capital Expenditure	The realization of capital expenditures is to Rp24,449 billion, or 16.3% of revenue with focused investment in digital business infrastructure.	Around 25%-30% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.

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TARGET OR PROJECTIONS FOR THE FOLLOWING YEAR

TelkomGroup is committed to achieving sustainable growth by focusing on developing four key business pillars: digital infrastructure, integrated B2C services, B2B ICT services, and New Play. These pillars align with a digital business framework (connectivity, platform, and service), supported by six delivery model directions: inorganic & partnership, technology, organizations, operations, people capability & culture, and sustainability & governance.

By 2025, TelkomGroup aims to maintain competitive revenue growth despite the uncertainties in global and national economic conditions and the current decline in consumers' purchasing power. Mobile broadband and IndiHome remain the primary revenue contributors. Additionally, Telkom is pursuing growth opportunities through its Five Bold Moves (5BM) strategic initiative. Alongside revenue growth, Telkom is working to streamline operational expenditures and optimize capital spending to strengthen its financial position and ensure sustainable profitability.

TelkomGroup’s Target or Projections for The Following Year

Indicator	Target in 2025
Revenue Growth	The Company is expected to grow positively in the low to mid-single-digit range amid more challenging global and national economic conditions and competition.
EBITDA Margin and Net Income Margin	EBITDA Margin and Net Income Margin are projected to have healthy growth in line with the decline in legacy business shifting to digital business (connectivity, platform, and service).
Capital Expenditure	Around 15%-25% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.
Dividend Policy	The dividend payout ratio ranges from 60%-90%.

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DIVIDEND

TelkomGroup annually distributes dividends. The dividend distribution is to optimize value for shareholders. The dividend distribution policy is determined and approved by the shareholders at the Annual General Meeting of Shareholders (AGMS). In the last five years, TelkomGroup has set a dividend payout ratio that ranges from 60% to 90%. The dividend paid in 2024 for business performance in 2023 was Rp17,683,019 million (72% from net profit).

Telkom's Dividend Payment for the Year 2019-2023 Operational Performance

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Rp million)		Split (Rp)
2019	AGMS, June 19, 2020	July 23, 2020	81.78	15,262,338	[2]	154.07
2020	AGMS, May 28, 2021	July 2, 2021	80.00	16,643,443	[3]	168.01
2021	AGMS, May 27, 2022	June 30, 2022	60.00	14,855,921	[4]	149.97
2022	AGMS, May 30, 2023	July 5, 2023	80.00	16,602,697	[5]	167.60
2023	AGMS May 3, 2024	June 6, 2024	72.00	17,683,019	[6]	178.50

Remarks:

1.	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2.	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
3.	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
4.	Only consists of cash dividend amounting to Rp14,855,921 million.
5.	Only consists of cash dividend amounting to Rp16,602,697 million.
6.	Only consists of cash dividend amounting to Rp17,683,019 million.

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REALIZATION OF PUBLIC OFFERING FUND

We have issued several bonds which are currently outstanding and owned by investors. We have several underwriters for bond issuance, namely PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, and a bank that is the trustee, namely PT Bank Permata Tbk. Telkom guarantees all bonds with assets, and Pefindo assigns an idAAA rating to all Telkom bonds. The following table presents the unmatured bond status as of December 31, 2024.

Realization of Telkom's Public Offering Funds as of December 31, 2024

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

Telkom has realized all the funds obtained from the public offering, with the remaining funds recorded as nil. There is no change regarding the realization of the previously planned use of funds. Details related to bond information can be seen in Note 18 Short-Term Bank Loans and Long-Term Loans Maturing Within One Year and Note 19 Long-Term Loans and Other Loans in the 2024 TelkomGroup Consolidated Financial Statements.

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MATERIAL INFORMATION REGARDING TRANSACTION WITH CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT, AND ACQUISITION

TelkomGroup recorded affiliated transactions in 2024. The implementation of affiliated transactions has complied with internal policies related to the Main Procedures for Affiliated Transactions and Conflicts of Interest Transactions stipulated in the President Director's Official Note. Based on the review, Telkom has ensured that all affiliated transactions comply with the internal procedure and applicable general provisions and follow the POJK No. 42/2020 provision. Meanwhile, no transactions with related parties contain conflicts of interest as they are according to the principles of fairness and business practice in 2024.

The list of affiliated transactions that must be disclosed in the Annual Report during the 2024 financial year is as follows:

,
No	Transaction Type	Parties Involved and Nature of Affiliate Relationship	Transaction Value
1	Purchase of Land and Building GTS 1	1. PT Telkom Data Ekosistem (a subsidiary company) 2. PT Graha Telkomsigma (a subsidiary company)	Rp555,500,000,000

The Board of Directors stated that the Affiliate Transaction had gone through the Internal Affiliate Transaction Procedures applicable within the TelkomGroup. Moreover, it can be seen in Note 32 regarding Related Parties Transactions in 2024 TelkomGroup's Consolidated Financial Statements and Appendix 4 in Annual Report for 2024 Reporting Period.

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CHANGES IN LAW AND REGULATION

In implementing Good Corporate Governance (GCG) practices, TelkomGroup consistently reviews any changes in laws and regulations that may impact its operational activities. In 2024, a significant regulatory change occurred with the issuance of Minister of Home Affairs Regulation (Permendagri) No. 7 of 2024. This regulation, established by the Minister of Home Affairs on June 20, 2024, was promulgated by the Directorate General of Legislation of the Ministry of Law and Human Rights on July 2, 2024.

Permendagri 7/2024 modifies several provisions regarding utilizing Regional Property (BMD), which were previously governed by Permendagri 19/2016. This new regulation explicitly addresses the use of BMD for telecommunications and informatics infrastructure, including buildings, land surfaces, and underground spaces that contain Integrated Utility Network Facilities (SJUT), ducting, or tunnels.

An essential aspect of Permendagri 7/2024 is its incorporation of TelkomGroup's aspirations that were not addressed in the previous regulation. Key changes that benefit telecommunications operators include:

1.	Establishment of the BMD rental adjustment factor for telecommunications and informatics infrastructure at a rate between 4% and 16%.
2.	Clarification that if there is no SJUT, ducting, or tunnel, the BMD rental adjustment factor for telecommunications and informatics infrastructure will be 0%.

With the implementation of Permendagri 7/2024, telecommunications operators are now required to pay only 4% to 16% of the applicable BMD rental fee in each region. Furthermore, they cannot be charged BMD rent if the Regional Government does not establish SJUT, ducting, or tunnels for shared use.

This regulation aims to provide legal certainty for the telecommunications industry while encouraging Regional Governments to create supportive infrastructure to accelerate the deployment of telecommunications. Previously, each Regional Government had its own regulations regarding BMD rental, with differing amounts that often burdened telecommunications companies. The new Permendagri 7/2024 offers a more structured and transparent BMD rental scheme, alleviating regulatory costs for TelkomGroup and motivating Regional Governments to be more proactive in developing telecommunications infrastructure that supports national digital connectivity.

Despite the enactment of Permendagri 7/2024, challenges remain in its implementation, particularly with Regional Governments' understanding of the new provisions. Some Regional Governments are still applying the old scheme to determine BMD rentals for telecommunications infrastructure, potentially causing conflicts with the latest regulations. Therefore, further efforts are essential to ensure optimal implementation of this policy.

As a next step, Regional Governments need to harmonize regional regulations to align with the provisions outlined in Permendagri 7/2024. This harmonization is crucial to avoid discrepancies between central regulations and regional policies, which could hinder the efficient deployment of telecommunications infrastructure.

Internally, TelkomGroup has conducted outreach to all business units to ensure they understand the implications of this regulation and can optimize the use of BMD in compliance with the provisions. A unified understanding within TelkomGroup will facilitate the implementation of more effective operational strategies and ensure adherence to the latest regulations.

Additionally, TelkomGroup continues to collaborate with the Central Government to promote expedited communication with Regional Governments. Enhanced coordination among stakeholders is needed to ensure that this regulation is effectively implemented across all regions, thereby supporting the acceleration of digitalization and the equitable distribution of telecommunications infrastructure in Indonesia.

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CHANGES IN ACCOUNTING POLICY

TelkomGroup’s Consolidated Financial Statements refers to the Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants (IAI). It also complies with the Regulation of the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) No. VIII.G.7 regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, attached to the letter KEP347/BL/2012. TelkomGroup also applies the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) regulations.

Changes in accounting policies in 2024, including:

1.	Indonesian Financial Reporting Standards Framework (KSPKI) and Indonesian SAK Nomenclature
2.	Amendment to PSAK 116 on Leases.
3.	Amendment to PSAK 201 on Presentation of Financial Statements.
4.	Amendment to PSAK 207 on Cash Flow Statements and PSAK 107 on Financial Instruments: Disclosures.
5.	Amendment to IAS 1 on Presentation of Financial Statements.
6.	Amendment to IFRS 16 on Leases.
7.	Amendment to IAS 7 on Statement of Cash Flows and IFRS 7 on Financial Instruments: Disclosures.

Implementation and Changes of Accounting Policies of TelkomGroup in 2024

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2024
			SAK Financial Report	IFRS Financial Report
1.	Indonesian Financial Reporting Standards Framework (KSPKI) and Indonesian SAK Nomenclature

There is an International SAK as a pillar of the new SAK so that DSAK IAI ratifies the KSPKI to clarify the application of each pillar of the SAK. Furthermore, in line with the ratification of the KSPKI, the DSAK IAI also ratifies the changes in the numbering of PSAK and ISAK. It aims to distinguish PSAK and ISAK that refer to IFRS accounting standards and PSAK and ISAK that do not refer to these standards, which include:

•
IFRS Standards issued by the International Accounting Standards Board (IASB);
•
IAS Standards issued by the International Accounting Standards Committee (IASC), which were then continued by the IASB;
•
IFRIC Interpretations issued by the IFRS Interpretations Committee (IFRIC), which is a continuation and replaces SIC in 2001; and
•
SIC Interpretations issued by the Standing Interpretations Committee (SIC).
			KSPKI and changes to the numbering of Indonesian SAK do not affect the substance of the regulations of each PSAK and ISAK and therefore no material impact on SAK financial statements.	No material impact on IFRS financial statements.
2.	PSAK 116	DSAK issued amendments to the accounting standards as the adoption of Amendment to IFRS 16.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.
3.	PSAK 201	DSAK issued amendments to the accounting standards as the adoption of Amendment to IAS 1.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.
4.	PSAK 207	DSAK issued amendments to the	No material impact on SAK financial	No material impact on IFRS

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No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2024
			SAK Financial Report	IFRS Financial Report
	and PSAK 107	accounting standards as the adoption of Amendment to IAS 7 and IFRS 7.	statements.	financial statements.
5.	IAS 1	IASB issued amendments to IAS 1 regarding Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.
6.	IFRS 16	IASB issued amendments to IAS 8 regarding Lease Liability in a Sale and Leaseback.	No material impact on SAK financial statements.	No material impact on IFRS financial statements.
7.	IAS 7 and IFRS 7	IASB issued amendments to IAS 12 regarding Disclosures: Supplier Finance Arrangements	No material impact on SAK financial statements.	No material impact on IFRS financial statements.

Further details of the changes in accounting policies in Telkom's financial statements for the current year are disclosed in Note 2 Summary of Accounting Policies of 2024 TelkomGroup's Consolidated Financial Statements.

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CORPORATE GOVERNANCE

141	Corporate Governance Principle and Platform
148	Corporate Governance Structure
149	Corporate Governance Assessment
150	General Meeting of Shareholders (GMS)
162	Board of Commissioners
183	Committee Under the Board of Commissioners
183	Audit Committee
197	Committee for Nomination and Remuneration
210	Committee for Planning and Risk Evaluation and Monitoring
223	Integrated Governance Committee
236	Board of Directors
259	Corporate Secretary
262	Internal Audit Department
267	Internal Control System
271	Risk Management System
291	Significant Legal Disputes
292	Corporate Code of Conduct
294	Employee Stock Ownership Program
295	Policy Regarding Reporting Share Ownership of Directors and Commissioners
296	Whistleblowing System
302	Anti-Corruption Policy
309	Information Regarding Administrative Sanctions
310	Information Access and Company’s Public Data

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CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

TelkomGroup consistently implements the principles of Good Corporate Governance (GCG) to strengthen the trust of shareholders and stakeholders and increase added value for the Company. The implementation of GCG is also expected to support the achievement of TelkomGroup's Vision and Mission in the long term. With the continuous implementation of GCG, TelkomGroup believes it can maintain a healthy and competitive business continuity, while strengthening the company's competitiveness in the industry.

Apart from that, Telkom also pays special attention to the consistency of GCG implementation, especially in the Anti-Corruption and Business Ethics Program. The Company ensures that anti-corruption policies and procedures are clearly communicated to employees and business partners, with firm and active commitment from senior management. Telkom adopts a “zero bribery” and “zero tolerance” approach to all forms of fraud, corruption, and other unethical behaviors that contradict GCG principles. This is part of Telkom's efforts to maintain the integrity of the company and ensure that all operations are carried out in accordance with good governance standards.

Fundamentals of the Implementation of Corporate Governance in TelkomGroup

The implementation of GCG in TelkomGroup refers to the prevailing laws and regulations, as well as other GCG implementation guidelines, such as the principles of Corporate Governance developed by the Organization for Economic Cooperation and Development (OECD) and the Indonesian General Guidelines for Corporate Governance prepared by the National Committee on Governance Policy (KNKG) and the ASEAN Corporate Governance Scorecard (ACGS). Telkom built a strong foundation in the implementation of GCG for its subsidiaries, which is regulated by the Resolution of Board of Director's No.PD.602.00/r.00/HK000/COPD0030000/2011 regarding TelkomGroup GCG Guidelines as a guideline for Telkom and its Subsidiaries in operating and transacting by ethics and GCG principles.

In implementing GCG, Telkom refers to various relevant regulations as a reference, including:

1.	Law No. 40 of 2007 regarding Limited Liability Companies;
2.	Law No. 8 of 1995 regarding Capital Market;
3.	Financial Services Authority (OJK) Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies;
4.	Financial Service Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies;
5.	Financial Service Authority Regulation No. 55/POJK.04/2015 regarding the Establishment and Work Guidelines of Audit Committees;
6.	Financial Service Authority Regulation No. 11/POJK.04/2017 regarding Ownership Report or Any Change in Share Ownership of Public Companies;
7.	Financial Service Authority Regulation No. 8/POJK.04/2015 regarding Issuer or Public Company Website;
8.	Financial Service Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies;
9.	Financial Service Authority Regulation No. 21/POJK.04/2015 regarding the Implementation of Public Company Governance Guidelines;
10.	Financial Service Authority Circular Letter No. 32/SEOJK.04/2015 regarding Guidelines for Public Company Governance;
11.	Financial Service Authority Circular Letter No. 16/SEOJK.04/2021 regarding the Form and Content of the Annual Report of Issuers or Public Companies;
12.	Letter of the Minister of SOEs No. S-35 / MBU / 01/2020 regarding the Implementation of Anti-Bribery Management Systems in SOEs;
13.	Regulation of the Minister of SOEs No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises; and
14.	Regulation of the Minister of SOEs No. PER-3/ MBU/03/2023 on Organs and Human Resources of State-Owned Enterprises.

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IMPLEMENTATION OF GCG BASIC PRINCIPLES

Telkom bases its corporate governance implementation on five GCG principles that serve as pillars in carrying out all of its business activities. In addition, Telkom has also complied with all governance principles in accordance with Financial Service Authority Regulation No. 21/SEOJK.04/2015 regarding implementing Public Company Governance Guidelines and Circular Letter of Financial Service Authority No. 32/SEOJK.04/2015 regarding Public Company Governance Guidelines.

GCG Principles

Principle	Explanation	Implementation at Telkom
Transparency	Openness in carrying out the decision-making process and openness in disclosing material and relevant information about the company.
1.
Publication of Financial Statements and Annual Reports as well as other material information as a means for investors to access important information easily and transparently.
2.
Access information in the form of company websites, print media and press releases, direct meetings with investors, public exposure, and gatherings.

Accountability	Clarity of functions, implementation and accountability of the Company's Organs so that the management of the company is carried out effectively.
1.
Availability of Charters, guidelines, or manuals that contain clarity on the functions, implementation, and responsibilities of Shareholders, Board of Commissioners, Board of Directors, Committees, and Corporate Secretary.
2.
Implement a check and balance mechanism of authority and role in the management of the Company.
3.
Have clear Key Performance Indicators (KPIs) and operational targets.

Responsibility	Conformity in the management of the company with the provisions of laws and regulations and the principles of a healthy company.
1.
Comply with laws and/or regulations on taxation, fair competition, industrial relations, occupational health and safety, payroll standards, and other related regulations.
2.
Having mechanisms and procedures that regulate and evaluate compliance with applicable provisions and laws and regulations, as well as implementing sound corporate principles.
3.
It has the function of a Legal and Compliance manager who is tasked with ensuring the fulfillment of all provisions of regulations and legislation.

Independency

A situation in which the company is managed professionally without a Conflict of Interest and influence/pressure from any party that is not in accordance with the provisions of laws and regulations and the principles of a sound corporation.

1.
Carry out professionalism within the Company without conflict of interest and free from the influence of pressure from other parties that are not in accordance with regulations and contrary to the principles of a healthy corporation.
2.
Include the rules/authority for corporate decision-making in the Board Charter and the Company's Articles of Association that emphasize independence.
3.
It has additional policies in the Corporate Governance Guidelines that are oriented towards the principle of independence, such as the policy of conflict-of-interest transactions, the prohibition of political party donations, and the prohibition of affiliation relationships.

Equality and Fairness	Fairness and equality in fulfilling stakeholder rights arising based on agreements and provisions of laws and regulations	1. Apply the principles of equality and fairness in fulfilling the rights of Stakeholders arising based on agreements and applicable laws and regulations. 2. Respect the rights of minority shareholders.

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Principle	Explanation	Implementation at Telkom
3. Prohibits Insider Trading practices. 4. Implement performance management based on the Balanced Scorecard. 5. Conduct an open auction in the procurement of goods/services and implement e-procurement.

IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom applies eight company management principles following the Public Company Governance Guidelines from the Financial Services Authority (OJK) from the evaluation results as of the end of 2024, as follows:

GCG Principles

Principle	Recommendation		Implementation	Status
Aspect 1: The Public-Listed Company's Relationship with Shareholders in Ensuring Shareholders' Rights
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritizes independence and interest of the Shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and Shareholders or Investors.	Telkom has a policy on communications with investors through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the Company’s website to provide equality for Shareholders and Investor regarding the implementation of Communications with the Company.

				Comply
Aspect 2: Function and Role of the Board of Commissioners
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should consider the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be at least 2 (two) people.

				Comply
	2.	Determination of the composition of members of the Board of Commissioners considers the required variety of skills, knowledge, and

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions, and complexity.

				Comply

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Principle	Recommendation		Implementation	Status
		experience.
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	The Board of Commissioners has a policy to self-assess the performance of the Board of Commissioners.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.

				Comply
	2.	The self-assessment policy is reported in the Annual Report.

Based on the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, there is a policy for self-assessment which is disclosed in the Annual Report.

				Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Commissioners resign, it will be resolved at the GMS.

				Comply
	4.	The Board of Commissioners, through the Nomination and Remuneration Committee formulates a succession policy in the process of nominating members of the Board of Directors.

The Nomination and Remuneration Committee in the Nomination and Remuneration Committee Charter states that one of its duties is to provide recommendations to the Board of Commissioners to be submitted to the Series A Dwiwarna Shareholders, one of which is regarding Succession Planning for Members of the Board of Directors.

In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 regarding requirements, and procedures for the appointment and dismissal of a member of the Board of Directors of SOE.

				Comply
Aspect 3: Function and Role of the Board of Directors
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of the Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of Directors of the company refers to Article 2 paragraph (1) and paragraph (2) of Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies which stipulates that the number of members of the Board of Directors consists of at least 2 (two)

				Comply

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Principle	Recommendation		Implementation	Status
members of the Board of Directors, of which 1 (one) is appointed as President Director.
	2.	Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledge, and experiences as required.

At the shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledge, experiences, and the Company’s conditions and business complexity.

Comply
	3.	Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The members of the Board of Directors in charge of accounting and finance in the company is the Finance Director & Risk Management who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	The Board of Directors has a policy to self-assess the performance of the Board of Directors.

The Board of Directors has a policy that regulates performance evaluation, process and indicators for assessing the performance of the Board of Directors individually and collegially, this is stated in the Board of Directors Performance Assessment section in the Joint Regulations of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00 /r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

Based on Telkom's Articles of Association and Financial Service Authority Regulation No. 33/POJK.04/2014 regarding the Board of Directors and Board of Commissioners of Issuers or Public Companies, any member of the Board of Directors who does not meet the requirements to become a member of the Board of Directors and who is involved in a financial crime, his position as Director will be null and void.

In the event that the member of the Board of Directors resigns, it will be decided through the GMS mechanism.

Comply
Aspect 4: Stakeholders' Participation
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a policy to prevent Insider Trading practice

Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.02/ HK250/COP-A0900000/2024 regarding Employee Discipline, the policy to prevent Insider Trading practice is contained in Article 5 regarding prohibitions for each employee include abuse of authority or position and unauthorized use of company information, as well as the Director of Finance and Risk Management Regulation Number: PR.705.02/r.00/HK270/CPO-KOF00000/2024 dated December 20, 2024 regarding Insider Trading.

Comply
	2.	To have a policy of Anti-Corruption and Anti-Fraud.	Telkom is always committed to supporting the implementation of anti-corruption and anti-corruption in the corporate environment by developing programs and	Comply

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Principle	Recommendation		Implementation	Status

procedures as outlined in internal policies, namely the Integrity Pact, Business Ethics, LHKPN Reporting (Wealth Report of State Administrators), Employee Discipline, Gratification Control, and ISO implementation 37001:2016 Anti-Bribery Management System. In 2023, Telkom will receive again ISO 37001:2016 certification for implementing SMAP in several work units.

	3.	To have a policy on the selection and capacity building of Suppliers and Vendors.

Telkom selects suppliers and vendors based on procurement policies that exist within Telkom internally which are managed through the SSO Procurement & Sourcing Center Unit which is carried out based on Regulation of the Director of Finance & Risk Management No. PR 301.08//r.07/HK240/COP-K0700000/2023 regarding Guidelines for Procurement Implementation.

Comply
	4.	To have a policy on the fulfillment of creditors’ rights.	Telkom has a policy to fulfill the rights of our Creditors through the Financial Accounting Unit & Corporate Finance Unit that sets out and manages the rights of Telkom’s creditors.	Comply
	5.	To have a policy on Whistleblowing system.

Through the Resolution of the Board of Commissioners No. 01/KEP/DK/2022 regarding Policies and Procedures for Handling Complaints (Whistleblowing System) within the TelkomGroup which was later ratified by Directors Regulation No. PD. 622.00/r.00/HK200/COP-C0000000/2022 dated January 25, 2022, Telkom guarantees and ensures the protection of the confidentiality of reporters, both employees and third parties who submit complaints or reports of alleged violations. This Whistleblowing System develops complaint channels into 7 (seven) complaint channels, which can be accessed on the Telkom website in the Telkom Integrity Line menu.

Comply
	6.	To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives obtained by the Board of Directors, Telkom is guided by Regulation of Minister of SOE No. PER-3/MBU/03/2023 regarding organs and human resources of state-owned enterprises, and Supervisory Board of State-Owned Enterprises and their amendments as well as Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration. As for employees, this incentive is contained in the Collective Labor Agreement regarding Compensation and Benefits and Director of Human Capital Management Regulation No. PR 207.22/r.00/PS770/COP-J2000000/2016 regarding Awards and Recognition which explain the mechanism of giving rewards to employees in the form of stock option as well as an explanation of reward level, one of them at the advanced level are rewarded consistently and in the long-term financially.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use wider information technology along with website as a medium of information disclosure.

Telkom is also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with Investor.

Comply
	2.	The Annual Report of Public Companies disclose the most	Telkom discloses the ultimate beneficial owner in the ownership of company shares with ownership of 5% or more	Comply

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Principle	Recommendation	Implementation	Status
	current beneficial owners of the company’s ownership, at least 5% other than major shareholders and controllers.	in Telkom's Annual Report in the Composition of Shareholders section.

The company's commitment to preventing and eradicating corruption is carried out in three stages. The first is establishing anti-corruption policies, integrating anti-corruption policies into business operations, and reporting and being involved in anti-corruption programs. Anti-corruption policies and procedures are established to identify, prevent, and overcome corruption in the company. Telkom's anti-corruption policy is based on a comprehensive risk assessment regarding the potential for corruption in all business operations. Telkom has also developed programs and procedures outlined in internal policies, including integrity pact policies, business ethics, LHKPN reporting obligations, employee discipline, gratification control, and the Anti-Bribery Management System (SMAP) assessment.

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CORPORATE GOVERNANCE STRUCTURE

Referring to Law No. 40 of 2007 regarding Limited Liability Companies, the Governance structure in Telkom consists of three main Corporate Organs, namely the General Meeting of Shareholders (GMS), the Board of Commissioners, and the Board of Directors.

1. The General Meeting of Shareholders (GMS) is a Company Organ that has authority that is not granted to the Board of Directors or the Board of Commissioners within the limits specified in the Law and/or the Articles of Association.

2. The Board of Commissioners is the Company's Organ in charge of conducting general and/or special supervision in accordance with the Articles of Association and providing advice to the Board of Directors.

3. The Board of Directors is an Organ of the Company that is authorized and fully responsible for managing the Company for the interests of the Company, in accordance with the purposes and objectives of the Company, and representing the Company, both inside and outside the court, in accordance with the provisions of the Articles of Association.

The Board of Commissioners and Board of Directors may establish supporting organs to carry out their duties and responsibilities in accordance with the needs and prevailing laws and regulations. The supporting organs are the Corporate Secretary, Internal Audit Department, Audit Committee, Nomination and Remuneration Committee, Evaluation, Monitoring, Planning and Risk Committee and Integrated Governance Committee. These organs have essential functions, authorities, and responsibilities in implementing Good Corporate Governance.

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CORPORATE GOVERNANCE ASSESSMENT

Through the implementation of GCG, Telkom supports accountability, increases business success, increases value, and creates a superior company image. Telkom is committed to implementing comprehensive governance in the future by relevant regulations, such as Laws, Government Regulations, and Ministerial Regulations, as well as complying with the rules imposed by the OJK as an issuer registered on the IDX.

In addition, Telkom follows governance standards measured through the ASEAN Corporate Governance Scorecard (ACGS), developed by the ASEAN Capital Market Forum (ACMF) based on OECD principles. This parameter aims to increase investor confidence in ASEAN companies, including Telkom, to strengthen their reputation in the international market. There are four main parameters assessed, including Rights and Fair Treatment of Shareholders, Sustainability and Resilience, Disclosure and Transparency, and Responsibilities of the Board of Directors and Board of Commissioners. TelkomGroup has implemented governance according to the ACGS parameters, which an independent assessor annually assesses.

Commitment to good corporate governance is an important foundation for creating a sustainable, competitive, and trusted company. Implementing Good Corporate Governance is an obligation and a strategy to achieve competitive advantage. This is evidenced by acquiring the title “Best Non-Financial Sector Big Cap” in the 15th IICD Corporate Governance and Award. The award was given to appreciate the implementation of good corporate governance so that the company could grow and develop during competition and global economic uncertainty.

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GENERAL MEETING OF SHAREHOLDERS (GMS)

The General Meeting of Shareholders (GMS) is Telkom's highest governing organ, where Shareholders make important and strategic decisions.

The organization of the GMS refers to the following provisions, namely:

1.	Law No. 40 of 2007 regarding Limited Liability Companies;
2.	Law No. 19 of 2003 regarding State Owned Enterprise Minister
3.	Financial Service Authority Regulation No. 15/POJK.04/2020 regarding the Planning and Holding of General Meeting of Shareholders of Public Companies;
4.	Financial Services Authority Regulation No. 16/POJK.04/2020 regarding the Implementation of Electronic General Meeting of Shareholders of Public Companies; and
5.	Company's Articles of Association.

The General Meeting of Shareholders (GMS) is Telkom's highest governance organ, which is a means for Shareholders to make significant and strategic decisions. In accordance with Telkom's Articles of Association and Legislative Regulations, the Annual GMS (AGMS) is held once every year with a routine discussion agenda as follows:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of Company’s Net Income, including dividend payment in the Financial Year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of Public Accounting Firm to audit the Company’s Financial Statements, including audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

At the GMS, Shareholders are granted rights based on POJK No. 15 of 2020 and the Company's Articles of Association, as follows:

1.Shareholders, either in person or by proxy, are entitled to attend the GMS.

2.In person or represented by power of attorney, shareholders are entitled to vote in the GMS.

3.Shareholders who are entitled to attend the GMS are shareholders whose names are registered on the list of shareholders of the Public Company 1 (one) business day before the invitation to the GMS.

4.Shareholders can raise questions and/or opinions in the GMS.

In addition, Shareholders also have the right to submit a Request for the GMS on the condition that the person submitting is 1 (one) or more shareholders who jointly represent 1/10 (one-tenth) or more of the total number of shares with voting rights.

AGMS FOR THE 2022 FINANCIAL YEAR

Telkom held the AGMS for the 2022 Financial Year on May 30, 2023, at the Fairmont Hotel Jakarta. The 2022 AGMS was attended by independent supporting professionals appointed by the Company, namely Notary Ashoya Ratam SH., MKn. to record the proceedings of the Meeting and PT Datindo Entrycom to count and/or validate votes. The summary information of the minutes of the 2022 AGMS, which contains the agenda and realization of the meeting resolutions, is as follows:

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PROCESS OF ORGANIZING THE GMS

The implementation of the company’s GMS is based on Financial Service Authority Regulation No. 15/POJK provisions.04/2020, Financial Service Authority Regulation No. 16/POJK.04/2020, and the Company's Articles of Association. The stages of organizing the AGM for the 2022 financial year are as follows:

Stage	Implementation Date
Notification Letter of GMS Plan to OJK	March 30th, 2023
Announcement of GMS	April 6th, 2023
Invitation to the GMS	May 8th,2023
Implementation of GMS	May 30th, 2023
Summary of GMS Minutes	June 5th, 2023
Retrieved of the GMS	June 27th, 2023

Information	Annual GMS for the Financial Year 2022
Meeting Leader	Mr. Bambang Permadi Soemantri Brodjonegoro
Quorum of Attendance

The holders/proxies of Series A shareholders Dwiwarna and the holders/proxies of Series B shareholders who are present and/or represented physically and electronically through eASY.KSEI which together represent 89,065,650,347 shares or 89.9088002% of the total number of shares with voting rights issued by the Company as of the day of the Meeting, namely 99,062,216,600 shares, by paying attention to the Register of Shareholders at the close of stock trading on May 5, 2023.

Attendance of the Board of Directors and Board of Directors Commissioner

Board of Commissioners

• Bambang Permadi Soemantri Brodjonegoro – President Commissioner/ Independent Commissioner

• Wawan Iriawan – Independent Commissioner

• Bono Daru Adji – Independent Commissioner

• Abdi Negara Nurdin – Independent Commissioner*

• Marcelino Rumambo Pandin – Commissioner*

• Ismail – Commissioner

• Rizal Mallarangeng – Commissioner

• Isa Rachmatarwata – Commissioner

Board of Directors

• Ririek Adriansyah – President Director;

• F.M. Venusiana R; – Director of Enterprise, PLT Director of Enterprise and Business Service;

• Muhamad Fajrin Rasyid – Director of Digital Business;

• Afriwandi – Director of Human Capital Management;

• Heri Supriadi – Director of Finance & Risk Management;

• Herlan Wijanarko – Director of Network & IT Solution;

• Budi Setyawan Wijaya – Director of Strategic Portfolio; and

• Bogi Witjaksono – Director of Wholesale & International Service.

*Attend the Meeting via video teleconference

First Meeting Agenda

Approval of the Annual Report and Ratification of the Company's Consolidated Financial Statements, Approval of the Report on the Board of Commissioners' Supervisory Duties and Ratification of the Financial Statements of the Micro and Small Business Funding Program (PUMK) for the Fiscal Year 2022, as well as the provision of full repayment and exemption of responsibility (volledig acquit et de charge) to the Board of Directors for the Company's management actions and the Board of Commissioners for the Company's supervisory actions that have been carried out during the Fiscal Year 2022.

Number of Shareholders Asking	There was 1 response from Series A Shareholders Dwiwarna and 2 (two) questions from Shareholders
The Result of Decision Making	Approved: 87,149,158,636 shares or 97.8482258% Disapproval: 687,997,518 shares or 0.7724611% Abstained: 1,228,494,193 shares or 1.3793131%

Table of Content

Information	Annual GMS for the Financial Year 2022
Meeting Decision

"The Meeting with the most votes of 88,377,652,829 (99.2275389%) of the total votes issued in the Meeting decided:

1.
Approved the Company's Annual Report including the Report on the Supervisory Duties of the Board of Commissioners for the Financial Year 2022 and the Report on the Social and Environmental Responsibility Program and ratified the Company's Consolidated Financial Statements for the Financial Year 2022 ended December 31, 2022, which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited) according to its report,  Number 00351/2.1032/AU.1/06/0687-1/1/III/2023 dated March 24, 2023 with a reasonable opinion in all material matters, and providing full repayment and exemption from responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for the company's management and supervision actions that have been carried out in the financial year ending on December 31, 2022 as long as such actions are not criminal acts and are reflected in the report books Company.
2.
Ratifying the Financial Statements of the Micro and Small Business Funding Program for the Financial Year 2022 which ended on December 31, 2022 which is part of the Social and Environmental Responsibility Report as audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited) according to its report, Number 00181/2.1032/AU.2/11/0687-6/1/II/2023 dated February 21, 2023 with a reasonable opinion in all material matters and provide full repayment and exemption from responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for the management and supervision of the Micro and Small Business Funding Program that has been implemented in the Financial Year ended December 31, 2022 as long as such actions do not constitute a criminal offense and are reflected in the Company's report books."

Follow-up/Realization	Approved

Second Meeting Agenda	Determination of the Use of the Company's Net Profit for the Fiscal Year 2022.
Number of Shareholders Asking	There were no questions or responses.
Voting Results	Approved: 87,883,991,487shares or 98.6732721% Disapproval: 40,760,800 shares or 0.0457649% Abstained: 1,140,898,060 shares or 1.2809630%
Meeting Decision

"The Meeting with the most votes of 89,024,889,547 (99.9542351%) of the total votes issued in the Meeting decided:

1.
To determine the use of the Company's net profit for the Fiscal Year 2022 amounting to Rp20,753,370,820,999,000 (Twenty Trillion Seven Hundred Fifty Three Billion Three Hundred Seventy Million Eight Hundred Twenty Thousand Nine Hundred and Ninety Nine Rupiah) is intended as follows:
a.
Cash dividend of 80.00% (eighty percent) of net profit or an amount of Rp16,602,696,656,799.20 (sixteen trillion six hundred two billion six hundred ninety six million six hundred fifty six thousand seven hundred and ninety-nine Rupiah point twenty cents) or Rp167.5987 (one hundred and sixty-seven Rupiah point five nine eight seven) per share,  based on the number of shares that have been issued as of the date of the Meeting, which is 99,062,216,600 (ninety-nine billion sixty-two million two hundred sixteen thousand six hundred) shares;
b.
Recorded as Retained Earnings of 20% (twenty percent) of net profit or an amount of Rp4,150,674,164,199.80 (four trillion one hundred and fifty billion six hundred seventy-four million one hundred sixty four thousand one hundred and ninety-nine Rupiah point eighty cents) which will be used to finance the Company's business development.
2.
The distribution of Cash Dividends for the Fiscal Year 2022 is carried out with the following provisions:
a.
Those who are entitled to receive dividends are shareholders whose names are recorded in the Company's Register of Shareholders at the close of trading of the Company's shares on the Indonesia Stock Exchange on June 13, 2023;

Table of Content

Information	Annual GMS for the Financial Year 2022

b.
The Cash Dividend will be paid in a lump sum no later than July 5, 2023.
3.
Granting authority and power to the Board of Directors with the right of substitution to further regulate the dividend distribution procedures and announce it by paying attention to the regulations applicable on the stock exchange where the Company's shares are listed.

Follow-up/Realization	Approved
Third Meeting Agenda	Determination of Tantiem for the 2022 Fiscal Year, Salaries for the Board of Directors and Honorarium for the Board of Commissioners along with Other Facilities and Allowances for 2023.
Number of Shareholders Asking	There were no questions or responses.
The Result of Decision Making	Approved: 83,379,664,969 shares or 93.6159615% Disapproval: 4,518,659,891 shares or 5.0734036% Abstained: 1,167,325,487 shares or 1.3106349%
Meeting Decision

"The Meeting with the most votes of 84,546,990,456 (94.9265964%) of the total votes issued in the Meeting decided:

1.
Granting authority and power of attorney to the Series A Shareholders of Dwiwarna to determine the amount of tantiem/work incentives/special incentives for the 2022 Financial Year, as well as to determine honorariums, allowances, and facilities for members of the Company's Board of Commissioners for 2023.
2.
Granting authority and power of attorney to the Board of Commissioners by first obtaining written approval from the Series A Shareholders of Dwiwarna to determine the amount of tantiem/work incentive/special incentive for the 2022 Financial Year, as well as determining salaries, allowances, facilities and other incentives for members of the Company's Board of Directors for 2023."

Follow-up/Realization	Approved

Fourth Meeting Agenda	Appointment of a Public Accounting Firm (KAP) to Audit the Company's Consolidated Financial Statements and the Company's MSE Funding Program Financial Statements for the Financial Year 2023.
Number of Shareholders Asking	1 (one) question from Shareholders
The Result of Decision Making	Approved: 82,612,878,599 shares or 92.7550389% Disapproval: 5,271,709,422 shares or 5.9189030% Abstained: 1,181,062,326 shares or 1.3260582%
Meeting Decision

"The Meeting with the most votes of 83,793,940,925 (94.0810970%) of the total votes issued in the Meeting decided:

1. Re-appoint the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) as the KAP that will audit the Company's Consolidated Financial Statements as well as the Financial Statements for the Implementation of the Micro and Small Business Funding Program and other reports for the Financial Year 2023.

2. Granting authority and power of attorney to the Board of Commissioners of the Company to appoint KAP to conduct an audit of the Company's Conso Financial Statements for other periods in the Fiscal Year 2023 for the Company's purposes and interests.

3. Authorizing the Board of Commissioners of the Company to determine the remuneration for audit services and other requirements for the KAP, as well as appointing a replacement KAP in the case of KAP Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited), for any reason unable to complete the audit of the Company's Consolidated Financial Statements, Financial Statements of the Micro and Small Business Funding Program and other reports for the Financial Year 2023,  including determining audit service fees and other requirements for the replacement KAP.

Follow-up/Realization	Approved

Fifth Meeting Agenda

Approval of the Company's plan for Business Separation which is an Affiliate Transaction as referred to in Financial Service Authority’ Regulation No. 42/2020 regarding Affiliate Transactions and Conflicts of Interest and is also a Material Transaction as referred to in Financial Service Authority’ Regulation No. 17/2020 regarding Material Transactions and Changes in Business Activities.

Number of Shareholders Asking	1 (one) question from Shareholders

Table of Content

Information	Annual GMS for the Financial Year 2022
The Result of Decision Making	Approved: 36,319,798,327 shares or 76.6137954% Disapproval: 1,277,300 shares or 0.0026944% Abstained: 1,142,221,160 shares or 2.4094269%
Meeting Decision

"The Meeting with the most votes of 37,462,019,487 (79.0232223%) of the total number of votes owned by the Independent Shareholders issued in the Meeting decided:

Approved the Company's plan to conduct material transactions and affiliate transactions, namely the Separation of IndiHome Business Segment which is an impure separation ("Separation") from the Company to PT Telekomunikasi Selular ("Telkomsel") and transactions related to the Separation, including the provision of infrastructure and the provision of fixed broadband core and IT system services from the Company to Telkomsel, in order to comply with the provisions of OJK Regulation No. 42/POJK.04/2020 concerning Affiliate Transactions and Conflicts of Interest Transactions and Financial Service Authority’ Regulation No. 17/POJK.04/2020 regarding Material Transactions and Changes in Business Activities ("Transaction Plan")."

Follow-up/Realization	Approved and implemented

Sixth Meeting Agenda

Approval of the Company's plan to carry out a Business Separation, in connection with the fulfillment of Law No. 40 of 2007 regarding Limited Liability Companies as last amended by Law No. 6 of 2023 regarding the Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 regarding Job Creation into Law.

Number of Shareholders Asking	There were no questions or responses.
The Result of Decision Making	Approved: 87,922,699,887 shares or 98.7167326% Disapproval: 1,299,000 shares or 0.0014585% Abstained: 1,141,651,460 shares or 1.2818089%
Meeting Decision

"The meeting with the most votes of 89,064,351,347 (99.9985415%) including the Shareholders of series A Dwiwarna, from the total number of votes issued in the Meeting, decided:

1.
Approved the Company's plan to carry out the Separation of the IndiHome Business Segment by PT Telkom Indonesia (Persero) Tbk. with a fair value in connection with the fulfillment of Law No. 40 of 2007 regarding Limited Liability Companies as last amended by Law No. 6 of 2023 regarding the Stipulation of Government Regulations in Lieu of Law N0. 2 of 2022 regarding Job Creation into Law.
2.
Approve the Separation Plan announced by the Company and its amendments.
3.
Granting power and authority with the right of substitution to the Company's Board of Directors to carry out all actions related to the implementation of the Transaction Plan, including but not limited to making necessary adjustments and/or changes to the Transaction Plan document as long as such changes are not material, restating the decisions made in this Meeting, either partially or in full in the form of notary deeds,  make or request the making of all necessary deeds, letters and documents, appear before the authorized parties/officials including notaries, submit applications to the authorized parties/or officials to obtain approval or report the matter to the authorized parties/officials and register them in the company register as intended in the applicable laws and regulations until the receipt of the application,  without anyone being exempted, and all other actions to comply with the laws and regulations."

Follow-up/Realization	Approved and implemented

Seventh Meeting Agenda	Approval of the Company's Special Assignment by the President of the Republic of Indonesia.
Number of Shareholders Asking	1 (one) question from Shareholders
The Result of Decision Making	Approved: 69,276,958,543 shares or 77.7819039% Disapproval: 17,197,005,257 shares or 19.3082913% Abstained: 2,591,636,547 shares or 2.9098048%
Meeting Decision	"The Meeting with the most votes of 71,868,595,090 (80.6917087%) of the total votes issued in the Meeting decided:

Table of Content

Information	Annual GMS for the Financial Year 2022

Approve a special assignment from the Government of the Republic of Indonesia to the Company, the implementation of which is in accordance with Presidential Regulation No. 17 of 2023 regarding the Acceleration of Digital Transformation in the Field of Government Procurement of Goods/Services."

Follow-up/Realization	Approved and implemented

Eighth Meeting Agenda

Inauguration of the Implementation of the Regulation of the Minister of SOEs Number:

a.
PER-1/MBU/03/2023 dated March 3, 2023 regarding Special Assignments and Social and Environmental Responsibility Programs of SOEs and their Changes
b.
PER-2/MBU/03/2023 dated March 3, 2023 regarding Guidelines for Governance and Significant Corporate Activities of SOEs and their Changes
c.
PER-3/MBU/03/2023 dated March 20, 2023 regarding SOE Organs and Human Resources and its amendments.

Number of Shareholders Asking	1 (one) question from Shareholders
The Result of Decision Making	Approved: 87,922,830,687 shares or 98.7168795% Disapproval: 1,421,400 shares or 0.0015959% Abstained: 1,141,398,260 shares or 1.2815246%
Meeting Decision

"The Meeting with the most votes of 89,064,228,947 (99.9984041%) including the Series A Shareholders of Dwiwarna, from the total number of votes issued in the Meeting, decided:

Confirming the enactment of the Regulation of the Minister of State-Owned Enterprises of the Republic of Indonesia Number:

1.
PER-1/MBU/03/2023 dated March 3, 2023 regarding Special Assignments and Social and Environmental Responsibility Programs of SOEs;
2.
PER-2/MBU/03/2023 dated March 3, 2023 regarding Guidelines for Governance and Significant Corporate Activities of SOEs;
3.
PER-3/MBU/03/2023 dated March 20, 2023 regarding SOE Organs and Human Resources;

and its changes in the future."

Follow-up/Realization	Approved and implemented

Ninth Meeting Agenda	Changes in the Company's Board of Directors.
Number of Shareholders Asking	There were no questions or responses.
The Result of Decision Making	Agreed: 58,569,354,561 shares or 65.7597562% Disagreed: 26,327,035,515 shares or 29.5591347% Abstained: 4,169,260,271 shares or 4.6811091%
Meeting Decision

"The meeting with the most votes of 62,738,614,832 (70,4408653%) including the Shareholders of series A Dwiwarna, from the total number of votes issued in the Meeting, decided:

1.
Confirming the honorable dismissal of Mr. EDI WIJTARA as Director of Enterprise and Business Service of the Company who was appointed based on the Resolution of the GMS for the Financial Year 2018 dated May 24, 2019, effective July 8, 2022. with gratitude for the contribution of energy and thoughts given during his tenure as the Company's Board."
2.
Changing the position of the members of the Board of Directors of the Company as follows:

From: Director of Consumer Service

Become: Director of Group Business Development

3.
Transferring the assignment of Mr. F. M VENUSIANA R who was appointed based on the Resolution of the GMS for the Financial Year 2019 dated July 16, 2020 from the original Director of Consumer Service to the Director of Enterprise and Business Service, with the term of office continuing the remaining term of office as the GMS.
4.
Appointing the names below as the Company's Board of Directors as follows:

a. Mr. SILMY KARIM as Commissioner

b. Mr. HONESTI BASYIR as Director of Group Business Development

5.
The term of office of the appointed members of the Board of Commissioners and the Board of Directors as referred to in number 4, is in accordance with the provisions of the Company's

Table of Content

Information	Annual GMS for the Financial Year 2022

Articles of Association by considering the applicable laws and regulations without prejudice to the right of the GMS to dismiss at any time
6.
With the inauguration of dismissal, change of nomenclature of positions, transfer of duties, and appointment of members of the Board of Directors and Board of Commissioners as referred to in numbers 1 to 4. The composition of the members of the Board of Commissioners and the Board of Directors of the Company is as follows:

a. Board of Commissioners

1) President/Independent Commissioner - BAMBANG PERMADI SOEMANTRI B

2) Independent Commissioner - WAWAN IRIAWAN

3) Independent Commissioner - BONO DARU ADJI

4) Independent Commissioner - ABDI NEGARA NURDIN

5) Commissioner - ARYA MAHENDRA SINULINGGA

6) Commissioner - MARCELINO RUMAMBO PANDIN

7) Commissioner - ISMAIL

8) Commissioner - RIZAL MALLARANGENG

9) Commissioner - ISA RACHMATARWATA

10) Commissioner - SILMY KARIM

b. Board of Directors

1) President Director - RIRIEK ADRIANSYAH

2) Direktur Enterprise and Business Service - F. M. VENUSIANA R

3) Director of Digital Business - MUHAMAD FAJRIN RASYID

4) Director of Human Capital Management - AFRIWANDI

5) Director of Finance and Risk Management - HERI SUPRIADI

6) Director of Network and IT Solution - HERLAN WIJANARKO

7) Director of Strategic Portfolio - BUDI SETYAWAN WIJAYA

8) Director of Wholesale and International Business - BOGI WITJAKSONO

9) Direktur Group Business Development - HONESTI BASYIR

7.
Members of the Board of Commissioners and Members of the Board of Directors who are appointed as referred to in number 4 who are still holding other positions that are prohibited by laws and regulations to be concurrently held as members of the Board of Commissioners and Directors of State-Owned Enterprises, then the person concerned must resign or be dismissed from their positions.
8.
Authorize the Board of Directors of the Company to declare the decision of this GMS in the form of a Notary Deed and to meet with the Notary or authorized officials and make necessary adjustments or improvements if required by the authorized party for the purpose of implementing the contents of the Meeting's resolutions."

Follow-up/Realization	Approved

The implementation of the 2022 AGMS was in accordance with the mechanism stated in Financial Service Authority Regulation 15/2020, Financial Service Authority Regulation 16/2020, and the provisions of the Company's Articles of Association. In its implementation, the decisions of the 2022 AGMS are directly applicable to the implementation of the Company's business and operations. All AGMS decisions were realized in 2023, and no decisions were realized until the end of 2024

Table of Content

AGMS FOR THE 2023 FINANCIAL YEAR

Throughout 2024, the Company has held one GMS, namely the AGMS for the Financial Year 2023, held in a hybrid manner on May 3, 2024, at the Ballroom of the Four Seasons Hotel, Jl. Jend. Gatot Subroto No.18, Jakarta. The implementation of the AGMS was in accordance with the mechanism stated in Financial Service Authority' Regulation No. 15/POJK.04/2020 and Financial Service Authority' Regulation No. 16/POJK.04/2020, as well as the Company's Articles of Association.

Process of Organizing GMS

The stages of holding the AGMS for the 2023 financial year are as follows:

Stages of the Implementation of the GMS

Stages	Implementation Date
Notification Letter of GMS Plan to OJK	March 13, 2024
Announcement of GMS	March 21, 2024
Invitation to the GMS	April 5, 2024
Implementation of GMS	May 3, 2024
Summary of GMS Minutes	May 7, 2024
Minutes of GMS	May 31, 2024

To ensure independence, the Company appointed an independent party as a supporting profession, namely Notary Ashoya Ratam SH., MKn. to record the progress of the meeting and PT Datindo Entrycom to calculate and/or validate votes. The details of the agenda and realization of the AGMS decision for the 2023 Fiscal Year are as follows:

Information	Annual GMS for Financial Year 2023
Meeting Leader	Mr. Bambang Permadi Soemantri Brodjonegoro
Quorum of Attendance

The holders/proxies of Series A shareholders Dwiwarna and the holders/proxies of Series B shareholders who are present and/or represented physically and electronically through eASY.KSEI which together represent 85,078,795,949 shares or constitute 85.8842038%

of the total number of shares with voting rights that have been issued by the Company until the day of the Meeting, which is a total of 99,062,216,600 shares, by paying attention to the Register of Shareholders at the close of stock trading on April 4, 2024.

Attendance of the Board of Directors and Board of Directors Commissioner

Board of Commissioners

• Bambang Permadi Soemantri Brodjonegoro – President Commissioner/ Independent Commissioner

• Wawan Iriawan – Independent Commissioner

• Bono Daru Adji – Independent Commissioner

• Marcelino Rumambo Pandin – Commissioner

• Ismail – Commissioner

• Rizal Mallarangeng – Commissioner*

• Isa Rachmatarwata – Commissioner

• Silmy Karim – Commissioner

Board of Directors

• Ririek Adriansyah – President Director;

• F.M. Venusiana R; – Director of Enterprise & Business Service;

• Muhamad Fajrin Rasyid – Director of Digital Business;

• Afriwandi – Director of Human Capital Management;

• Heri Supriadi – Director of Finance & Risk Management;

• Herlan Wijanarko – Director of Network & IT Solution;

• Budi Setyawan Wijaya – Director of Strategic Portfolio;

• Bogi Witjaksono – Director of Wholesale & International Service; and

• Honesti Basyir – Head of Group Business Development.

*Attend the meeting via video teleconference.

Table of Content

Information	Annual GMS for Financial Year 2023
First Meeting Agenda

Approval of the Annual Report and Ratification of the Company's Consolidated Financial Statements, Approval of the Report on the Supervisory Duties of the Board of Commissioners and Ratification of the Financial Statements of the Micro and Small Business Funding Program ("MSE") for the 2023 Fiscal Year, as well as the provision of full repayment and exemption from responsibility (volledig acquit et de charge) to the Board of Directors for the Company's management actions and the Board of Commissioners for the Company's supervisory actions that have been carried out during the Financial Year 2023

Number of Shareholders Asking	There was 1 response from Series A Shareholders Dwiwarna and 2 (two) questions from Shareholders
The Result of Decision Making	Approved: 83,762,560,125 shares or 98.4529214% Disapproval: 261,092,978 shares or 0.3068837% Abstained: 1,055,142,846 shares or 1.2401949%
Meeting Decision
1.
Approved the Company's Annual Report including the Report on the Supervisory Duties of the Company's Board of Commissioners for the Financial Year 2023 which ended on December 31, 2023.

2. Verify:

a.
The Company's Consolidated Financial Statements for the Financial Year 2023 ended December 31, 2023 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited) in accordance with report Number 00268/2.1032/AU.1/06/06/0687-2/1/III/2024 dated March 22, 2024 with a reasonable opinion in all material matters; and
b.
The Financial Statements of the Micro and Small Business Funding Program for the Financial Year 2023 ended December 31, 2023 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited) in accordance with report Number 00181/2.1032/AU.2/10/1902- 1/1/111/2024 dated March 8, 2024 with a reasonable opinion in all material matters.

3. With the approval of the Company's Annual Report, including the Supervisory Report of the Board of Commissioners, and the ratification of the Company's Consolidated Financial Statements and the Financial Statements of the Micro and Small Business Funding Program (MSE), all for the Financial Year 2023 which ended on December 31, 2023, the Meeting provides full repayment and exemption from responsibility (volledig acquit et de charge) to all members of the Board of Directors for the Company's management actions and to all Members of the Board of Commissioners for the Company's supervisory actions that have been carried out during the Fiscal Year 2023 ending on December 31, 2023, as long as such actions do not constitute criminal offenses and are reflected in the reports mentioned above.

Follow-up/Realization	Approved

Second Meeting Agenda	Determination of the Use of the Company's Net Profit for the Fiscal Year 2023
Number of Shareholders Asking	There is 1 (one) question from the Shareholders but it is not relevant
The Result of Decision Making	Approved: 83,605,330,146 shares or 98.2681163% Disapproval: 491,448,855 shares or 0.5776396% Abstained: 982,016,948 shares or 1.1542441%
Meeting Decision

Stipulates the use of the Company's net profit for the Fiscal Year 2023 amounting to Rp24,559,749,105,967 (twenty-four trillion five hundred and fifty-nine billion seven hundred and forty-nine million one hundred five thousand nine hundred and sixty-seven Rupiah) is allocated as follows:

1. Cash dividend of 72% of net profit or an amount of Rp17,683,019,356,296.20 (seventeen trillion six hundred eighty-three billion nine betas million three hundred fifty-six thousand two hundred ninety-six point two zero Rupiah) or Rp178.5041761 (one hundred seventy-eight point five zero four one seven six one Rupiah) per share,  based on the number of shares that have been issued as of the date of the Meeting, which is 99,062,216,600 (ninety-nine billion sixty-two million two hundred six betas thousand six hundred) shares. The payment is carried out with the following conditions:

Table of Content

Information	Annual GMS for Financial Year 2023

a.
The dividend of the State share of the Republic of Indonesia amounting to Rp9,211,235,606,774.44 (nine trillion two hundred and eleven billion two hundred thirty-five million six hundred six thousand seven hundred and seventy four point four four Rupiah) is deposited into the State General Treasury account.
b.
The distribution of Cash Dividends for the Fiscal Year 2023 is carried out with the following provisions:
i.
Those who are entitled to receive Cash Dividends are shareholders whose names are recorded in the Company's Register of Shareholders at the close of trading of the Company's shares on the Indonesia Stock Exchange on May 17, 2024;
ii.
The Cash Dividend will be paid in a lump sum no later than June 6, 2024.
c.
Granting authority and power of attorney to the Board of Directors with the right of substitution to further regulate the dividend distribution procedures and announce them by paying attention to the regulations applicable on the stock exchange where the Company's shares are listed.

2. Recorded as Retained Profit of 28% of net profit or an amount of Rp6,876,729,749,670.80 (six trillion eight hundred seventy six billion seven hundred twenty nine million seven hundred forty nine thousand six hundred seventy point eight zero Rupiah) which will be used to finance the Company's business development.

Follow-up/Realization	Approved and implemented

Third Meeting Agenda	Determination of Tantiem for the 2023 Fiscal Year, Salaries for the Board of Directors and Honorarium for the Board of Commissioners Along with Other Facilities and Allowances for 2024
Number of Shareholders Asking	No questions or responses
The Result of Decision Making	Approved: 76,780,119,391 shares or 90.2458933% Disapproval: 7,327,563,963 shares or 8.6126794% Abstained: 971,112,595 shares or 1.1414273%
Meeting Decision

1. Approved the granting of authority and power of attorney to the Shareholders of Series A Dwiwarna to stipulate for the Members of the Board of Commissioners:

a.
Special Performance/Incentive for the 2023 Fiscal Year and/or Long-Term Incentives for the 2024-2026 Fiscal Year period, in accordance with applicable provisions; and
b.
Honorarium, Allowances and Facilities for the 2024 Financial Year.

2. To approve the granting of authority and power of attorney to the Board of Commissioners by first obtaining written approval from the Series A Shareholders of Dwiwarna to stipulate for the Members of the Board of Directors:

a.
Special Performance/Incentive for the 2023 Fiscal Year and/or Long-Term Incentives for the 2024-2026 Fiscal Year period, in accordance with applicable provisions; and
b.
Salary, Allowances, and Facilities for the 2024 Financial Year.

Follow-up/Realization	Approved and implemented

Agenda of the Fourth Meeting	Appointment of a Public Accounting Firm to Audit the Company's Consolidated Financial Statements and the Company's MSE Funding Program Financial Statements for the Fiscal Year 2024
Number of Shareholders Asking	No questions or responses
The Result of Decision Making	Approved: 78,242,088,661 shares or 91.9642642% Disapproval: 5,857,698,774 shares or 6.8850278% Abstained: 979,008,514 shares or 1.1507080%
Meeting Decision

1. Appointing the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) as the KAP that will audit the Company's Consolidated Financial Statements as well as the Financial Statements of the Micro and Small Business Funding Program as well as other reports for the Financial Year 2024.

Table of Content

Information	Annual GMS for Financial Year 2023

2. To approve the granting of authority and power to the Board of Commissioners of the Company to:

a.
Appointment of a Public Accountant and/or Public Accounting Firm to audit the Company's Consolidated Financial Statements for other periods in the Financial Year 2024 for the Company's purposes and interests; and
b.
b. Determination of audit service fees and other requirements for Public Accountants and/or Public Accounting Firms, as well as appointing a Public Accountant and/or Substitute Public Accounting Firm in the case of Public Accounting Firm Purwantono, Sungkoro & Surja (a member of Firm of Ernst & Young Global Limited), for any reason, unable to complete the provision of audit services for the Company's Consolidated Financial Statements for the Financial Year 2024 and/or other periods in the Financial Year 2024, and Financial Statements and Implementation of the Micro and Small Business Funding Program for the Fiscal Year 2024, including determining audit service fees and other requirements for the Public Accountant and/or the Substitute Public Accounting Firm.

Follow-up/Realization	Approved

Fifth Meeting Agenda	Changes in the Company's Management Structure
Number of Shareholders Asking	There are 2 (two) questions from Shareholders
The Result of Decision Making	Approved: 53,124,457,182 shares or 62.4414774% Disapproval: 29,064,071,748 shares or 34.1613576% Abstained: 2,890,267,019 shares or 3.3971649%
Meeting Decision

1. Confirm the respectful dismissal of Mr. Abdi Negara Nurdin as an Independent Commissioner of the Company who was appointed based on the Resolution of the Annual GMS for the Financial Year 2020 dated May 28, 2021, effective January 19, 2024, with gratitude for the contribution of energy and thoughts given during his tenure as a Member of the Board of Commissioners of the Company.

2. Respectfully dismiss the following names as the Company's Administrators:

1) Mr. Ririek Adriansyah – as President Director;

2) Mr. Ismail – as Commissioner;

3) Mr. Marcelino Rumambo Pandin – as Commissioner,

which were appointed respectively based on the Resolution of the Annual GMS for the Fiscal Year 2018 dated May 24, 2019, the Resolution of the Annual GMS for the Fiscal Year 2018 dated May 24, 2019, and the Resolution of the Annual GMS for the Fiscal Year 2018 dated May 24, 2019, starting from the closing of this GMS, with gratitude for the contribution of energy and thoughts given during his tenure as the Company's Board of Directors.

3. Appointing the following names as the Company's Administrators:

1) Mr. Ririek Adriansyah – as President Director;

2) Mr. Ismail – as Commissioner;

3) Mr. Marcelino Rumambo Pandin – as Commissioner.

4. The term of office of the members of the Board of Directors and the Board of Commissioners appointed as referred to in number 3 shall be in accordance with the provisions of the Company's Articles of Association, taking into account the prevailing laws and regulations and without prejudice to the right of the GMS to dismiss at any time.

5. With the inauguration of the dismissal, dismissal, and appointment of the Company's Management as referred to in numbers 1, 2, and 3, the composition of the members of the Board of Directors and the Board of Commissioners of the Company is as follows:

a. Board of Directors

1) President Director: Ririek Adriansyah

2) Director of Digital Business: Muhamad Fajrin Rasyid

3) Director of Human Capital Management: Afriwandi

4) Director of Finance & Risk Management: Heri Supriadi

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Information	Annual GMS for Financial Year 2023

5) Director of Strategic Portfolio: Budi Setyawan Wijaya

6) Director of Wholesale & International Service: Bogi Witjaksono

7) Director of Network & IT Solution: Herlan Wijanarko

8) Director of Enterprise & Business Service: F. M. Venusiana R

9) Direktur Group Business Development: Honesti Basyir

b. Board of Commissioners

1) President/Independent Commissioner: Bambang Permadi Soemantri Brodjonegoro

2) Independent Commissioner: Wawan Iriawan

3) Independent Commissioner: Bono Daru Adji

4) Commissioner : Marcelino Rumambo Pandin

5) Commissioner : Ismail

6) Commissioner : Rizal Mallarangeng

7) Commissioner : Isa Rachmatarwata

8) Commissioner : Arya Mahendra Sinulingga

9) Commissioner : Silmy Karim

6. Members of the Board of Directors and Board of Commissioners who are appointed as referred to in number 3 who are still holding other positions that are prohibited by laws and regulations to concurrently hold the positions of members of the Board of Directors or the Board of Commissioners of State-Owned Enterprises, then the person concerned must resign or be dismissed from their positions.

7. Authorize the Board of Directors of the Company to declare the decision of the GMS in the form of a Notary Deed and to appear before the Notary or authorized officials, and make necessary adjustments or improvements if required by the authorized parties for the purpose of implementing the contents of the Meeting's resolutions.

Follow-up/Realization	Approved and implemented

In its implementation, the decision of the Annual GMS for the Fiscal Year 2023 immediately applies to the implementation of the Company's business and operations.

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BOARD OF COMMISSIONERS

The Board of Commissioners is a company organ that plays an important role in supervisory and advising the Board of Directors in managing the company. In accordance with the provisions of Law No. 40 of 2007 on Limited Liability Companies, the Board of Commissioners is collectively responsible for ensuring that the company operates properly and in accordance with the principles of Good Corporate Governance (GCG). In addition to overseeing the company's running, the Board of Commissioners is also obliged to monitor and ensure that the implementation of GCG is carried out effectively and sustainably in every business practice of the company.

BOARD OF COMMISSIONERS’ CHARTER

Telkom has a Board Manual that is authorized and signed by the Board of Commissioners and the Board of Directors in Joint Regulation of the Board of Commissioners and the Board of Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 on the Board Manual of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The charter regulates the responsibilities, obligations, and division of duties of the Board of Commissioners, provisions on meetings, conflicts of interest, and share ownership, as well as the relationship of the Board of Commissioners with the Board of Directors and the GMS. The duties and responsibilities of the members of the Board of Commissioners are also stated in the Company's Articles of Association.

BASIS OF APPOINTMENT OF THE BOARD OF COMMISSIONERS

The appointment of the Telkom’s Board of Commissioners is based on the regulation of the Articles of Association and other regulations, including the Regulation of the Minister of SOE No.PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, carried out by ensuring that the requirements stipulated in these regulations are met, among others:

a.	Have good morals and good integrity;
b.	Competent in carrying out legal actions;
c.	Commit to comply with statutory regulations;
d.	Fulfill the requirements for a good track record;
e.	commit to comply with statutory regulations; have knowledge and/or expertise in the field required by the Company; and
f.	Other requirements in accordance with the Limited Liability Company Law, laws and regulations in the Capital Market sector, and other laws and regulations that apply to and relate to the Company's business activities.

In addition, the GMS appoints members of the Board of Commissioners, considering integrity, understanding of the Company's management issues, providing sufficient time to carry out their duties, and other requirements based on laws and regulations.

TERM OF SERVICE OF MEMBERS OF THE BOARD OF COMMISSIONERS

Based on the Articles of Association and others regulation, including the Regulation of the Minister of SOE No. PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, members of the Board of Commissioners have a five-year terms of office without reducing the authority of the GMS to dismiss members at any time. The GMS has the right to reappoint members of the Board of Commissioners for 1 more term after the term expires. Members of the Board of Commissioners have a term of office that is effective from the closing or the date set by the GMS, and the GMS confirms the end of their term of office.

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MECHANISM OF RESIGNATION AND DISMISSAL OF THE BOARD OF COMMISSIONERS

In accordance with the regulations of the Articles of Association and other regulations, including the Regulation of the Minister of SOE No. PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises, the position of a member of the Board of Commissioners ends if:

a.	Pass away;
b.	The term of office ends, including resigning from office;
c.	Dismissed based on GMS decision; and/or
d.	No longer meets the requirements as a member of the Board of Commissioners of SOE based on the regulations of the articles of association and statutory regulations, including the prohibition of holding concurrent positions

BOARD OF COMMISSIONERS’ DIVERSITY

Telkom's Board of Commissioners’ diversity policy is based on the implementation of GCG principles and Law No. 39 of 1999 regarding Human Rights. Candidates for the Board of Commissioners are determined by considering aspects of diversity, non-discrimination, human rights, and the principle of justice. In the appointment or selection process, Telkom considers competence, expertise, integrity, and background in accordance with the company's needs.

Even though there are currently no female members of the Board of Commissioners, Telkom has had female members appointed through the 2014 EGMS, 2015, and 2017 GMS. Telkom remains consistent in applying the principle of gender equality throughout the company, which has encouraged more women to occupy senior leadership positions in TelkomGroup.

Board of Commissioners’ Diversity as of December 31, 2024

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Male	Economics and Planology	Doctoral
2.	Wawan Iriawan	Independent Commissioner	Male	Law	Doctoral
3.	Bono Daru Adji	Independent Commissioner	Male	Law	Master
4.	Marcelino Rumambo Pandin	Commissioner	Male	Architect, Business Management and Technology	Doctoral
5.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunication Engineering	Doctoral
6.	Rizal Mallarangeng	Commissioner	Male	Public Communication and Political	Doctoral
7.	Isa Rachmatarwata	Commissioner	Male	Mathematics	Master
8.	Arya Mahendra Sinulingga	Commissioner	Male	Civil Engineering	Bachelor
9.	Silmy Karim	Commissioner	Male	Economics and Defense Management	Master

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Diversity of the Composition of the Board of Commissioners	Diversity of the Composition of the Board of Commissioners Education Level

BOARD OF COMMISSIONERS’ DOUBLE POSITION

In order to apply the principle of transparency, Telkom discloses information on the concurrent positions of the Board of Commissioners as of December 31, 2024 in the table below:

Board of Commissioners’ Double Position as of December 31, 2024

No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Audit Committee, KEMPR, KTKT	None
1.
Special Advisor to the President for Economic and National Development
2.
President Commissioner of PT Bukalapak Tbk
3.
President Commissioner of PT Nusantara Green Energy
4.
Independent Commissioner of PT Astra International Tbk
5.
Independent Commissioner of PT Indofood Tbk
6.
Commissioner of PT Combiphar

2.	Wawan Iriawan	Independent Commissioner	Audit Committee, KNR	None	None
3.	Bono Daru Adji	Independent Commissioner	Audit Committee, KEMPR, KTKT	None	1. Managing Partner, Assegaf Hamzah & Partners 2. Member of the Management Board of the Indonesian Audit Committee Association 3. Member of the PSSI code of Ethics
4.	Marcelino Rumambo Pandin	Commissioner	KNR, KTKT	None	None
5.	Ismail	Commissioner	KNR, KEMPR	None	General Secretary of the Ministry of Communications and Digital
6.	Rizal Mallarangeng	Commissioner	KNR, KEMPR	None	Commissioner of PT Energi Mega Persada
7.	Isa Rachmatarwata	Commissioner	KEMPR	None	General Director of Budget, Ministry of Finance

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No.	Name	Telkom		Subsidiary	Other Entities
		Position	Other Position
8.	Arya Mahendra Sinulingga	Commissioner	KNR, KEMPR	None
1.
Plt. Chairman of the North Sumatra PSSI Provincial Association
2.
Member of the Board of Trustees of the University of North Sumatra
3.
Special Staff III of the Minister of State-Owned Enterprises (BUMN)
4.
General Secretary of Institut Teknologi Bandung Alumni Association
5.
Advisory Board of the Indonesian Engineers Association
6.
Executive Committee of the Indonesian Football Association (PSSI)

9.	Silmy Karim	Commissioner	KNR, KEMPR	None	Deputy Minister of Immigration and Correctional Affairs

Remarks:

KTKT	: Integrated Governance Committee
KEMPR	: Committee for Planning and Risk Evaluation and Monitoring
KNR	: Committee for Nomination and Renumeration

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Company’s  Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the Company’s management;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of the Articles of Association and the prevailing laws and regulations;

3.	Keep up with Company’s activities progress, provide opinions and advice to the GMS regarding every issue considered important for the Company’s management;
4.	Report to Series A Dwiwarna shareholder if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the Company’s book;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion, and advice to the GMS regarding the Annual Report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10.	Provide report regarding the supervisory duties, which have been performed during the recently passed Financial Year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by Series A Dwiwarna shareholder with due observance of the statutory regulations, particularly those prevailing in the Capital Market sector;and

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

In the event of a company loss, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

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The authority of the Board of Commissioners is as follows:

1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Ask for an explanation from the Board of Directors and/or other officialsregarding any issuesregarding the Company’s management;
4.	Be informed of any policies and actions which have been, and which will be taken by the Board of Directors;
5.

Ask the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners, while requests for or support for activities other than meetings will be carried out with due observance of professionalism, ethics, interests of the Company and the organs of the Company;

6.	Appoint and dismiss a secretary from the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of these Articles of Association of the Company;
8.	From the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of these Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Examine and review the Annual Report prepared by the Board of Directors and sign the Annual Report;
13.	Attend the meeting of the Board of Directors and give a viewpoint towards the matters being discussed;
14.	Perform other supervisory authorities if it does not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS; and
15.

In order to carry out their supervisory function, members of the Board of Commissioners at agreed working hours or other times, jointly or individually, with or without prior notification to the Board of Directors, by taking into account professionalism, the interests of the Company, the public and organs, have rights access but not limited to buildings and locations from or other places that are used to be controlled by the Company's subsidiaries and have rights to check books, documents, reports, and inventory of goods, and check cash positions (for verification purposes) and other guarantees and to find out all actions taken by the Directors of the subsidiary which are based on the principle of disclosure of information by taking into account the confidentiality of the Company, and can provide advice to subsidiaries regarding policies/actions that have been decided or will be taken by the Directors of the subsidiaries either requested or not.

PRESIDENT COMMISSIONER DUTIES

The President Commissioner acts as primus inter pares, which means coordinator of implementing the activities and duties of the Board of Commissioners. However, the President Commissioner has an equal position with other members of the Board of Commissioners. The following are the duties and responsibilities of the President Commissioner:

1.	Lead and ensure the Board of Commissioners' performance effectiveness.
2.	Creating, implementing, and reviewing work guidelines/procedures related to the Board of Commissioners' duties.
3.	Create a calendar of the Board of Commissioners meeting schedule and coordinate it with the Board of Commissioners Committees.
4.	Organize and submit meeting agendas and promptly inform all Commissioners.
5.	Interact periodically with the President Director and act as a liaison between the Board of Commissioners and the Board of Directors.
6.	Ensure that the information provided to all Commissioners is accurate, timely, and transparent.

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7.	Ensure effective communication with shareholders.
8.	Organize regular performance evaluations of the Board of Commissioners, including all Committees and Independent Commissioners.
9.	Facilitate the effective contribution of the Independent Commissioners and establish constructive relationships among the Commissioners.

INDEPENDENT COMMISIONER DUTIES

As an independent member of the Board of Commissioners, the Independent Commissioner is responsible for supporting the implementation of Good Corporate Governance principles within the Company. The Independent Commissioner has the following duties:

1.	Ensure transparency and openness of the Company's financial statements.
2.	Fair treatment of minority shareholders and other stakeholders.
3.	Disclose transactions that contain conflicts of interest fairly and reasonably.
4.	Ensuring the Company's compliance with applicable laws and regulations.
5.	Ensuring the accountability of the Company's organs.

In addition, the Independent Commissioner also has the following responsibilities:

1.	Ensuring the Company has an effective business strategy, including monitoring the schedule, budget, and effectiveness.
2.	Ensuring that the Company appoints professional executives and managers.
3.	Ensure the Company has well-functioning information, court, and audit systems.
4.	Ensure that the Company complies with applicable laws and regulations and its values in carrying out its operations.
5.	Ensure that risks and potential crises are always identified and appropriately managed.
6.	Ensure that GCG principles and practices are followed and implemented correctly.

INDEPENDENT COMMISSIONER

As of December 31, 2024, Telkom has a total of 9 Commissioners and 3 of them are Independent Commissioners. This amount exceeds the provisions of the Financial Services Authority’s Regulation No. 33/POJK.04/2014 by 30%. Criteria for determining Independent Commissioners and appointments at the GMS refers to:

1.	Telkom's Articles of Association
2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
a.

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the Company in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	b.	Do not have Telkom shares either directly or indirectly.
	c.	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or main Shareholders of Telkom.
	d.	Has no direct or indirect business relationship related to Telkom’s business activities.

In addition to the Articles of Association and Financial Service Authority Regulation No 33/POJK.04/2014, Telkom also pays attention to the regulations of Independent Commissioners, which are regulated in the Minister of SOE Regulation No: PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises.

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INDEPENDENCE STATEMENT

In accordance with Article 25 of the Financial Service Authority's Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for 2 terms of office (2 5-year terms) may be reappointed by declaring their independence to the GMS and disclosed publicly in the Annual Report. Until the 2023 Financial Year, no Independent Commissioners of Telkom served for 2 periods. However, Telkom still requires each Independent Commissioner to sign a Statement of Independence every year as one of the efforts to implement GCG, ensuring that each member of the Board of Commissioners carries out his duties independently without intervention from other parties.

BOARD OF COMMISSIONERS’ MEETING

Board of Commissioners’ Meeting Policy

Based on the Telkom’s Board Manual and in line with Financial Service Authority’s Regulation No. 33/POJK.04/2014, the Board of Commissioners is required to hold meetings at least once a month or at any time deemed necessary, and holding joint meetings with the Board of Directors at least once every three months or at any time needed. If more than half of the members of the Board of Commissioners are present at a meeting being held, the meeting is considered a quorum. Decision-making in Board of Commissioners meetings is done by prioritizing deliberation to reach consensus. If consensus cannot be reached, decisions are made based on the majority vote of the members of the Board of Commissioners present or represented at the meeting. If the number of votes is balanced, then the decision follows the opinion of the Chair of the Meeting.

Implementation of the 2024 Meeting

Throughout 2024, the Board of Commissioners has held internal meetings 24 times and joint meetings with the Board of Directors 12 times. The following tables show the frequency of attendance of members of the Board of Commissioners at internal meetings and the frequency of attendance of members of the Board of Commissioners and Directors at joint meetings during 2024.

No	Date	Meeting Agenda/Discussion
1	Friday January 19, 2024	Update on Talent Planning and Research Agenda 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	-	-	-	√	-	-
2	Wednesday January 31, 2024	1. Discussion of YtD December 2023 Performance; 2. Others: a. Resignation of Commissioner Abdi Negara Nurdin b. Revision of several Decisions of the Board of Commissioners
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	-	√	√	√	√
3	Tuesday, February 27, 2024	EoY Legal Case Update 2023
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	-	√	√	√
4	Wednesday, March 13, 2024	Update Top Talent Telkom 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
5	Friday, March 15, 2024	Project Falcon Decision Making
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	-	-	√

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No	Date	Meeting Agenda/Discussion
6	Monday, March 18, 2024	Discussion of Selected and Nominated Talent 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
7	Tuesday, March 19, 2024	Project Conversion Decision Making
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	-	-	√
8	Thursday, March 21, 2024	1. Decision Making Telkom Risk Classification 2. Establishment of the Integrated Governance Committee
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
9	Tuesday, March 26, 2024	1. Presentation from the Audit Committee on the Results of the 2023 Integrated Audit; 2. Presentation of KEMPR and the Audit Committee on Monitoring Subsidiary Problems
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	-	√	√	√	√
10	Friday, April 5, 2024
1.
Update on the preparation of the AGMS for the 2023 financial year;
2.
Approval of Changes in the Threshold of Certain Actions of the Board of Directors;
3.
Proposal for the Appointment of a Public Accounting Firm for the Fiscal Year 2024;
4.
Proposed Tantiem for Fiscal Year 2023 and Remuneration of the Company's Management for Fiscal Year 2024;
5.
Others: 2024 Nominated Talent Cluster

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	-	√	√	√	√	√
11	Wednesday, April 29, 2024	KEMPR Update on Satellite Technology Development
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
12	Thursday, May 30, 2024	Interview of SVP Internal Audit candidates
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	-	√	√	√	√	√
13	Monday, June 10, 2024	1. Discussion of the Draft Decision of the Board of Commissioners 2. Others: KEMPR Membership Structure and Data Management System
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	-	√	√	√	-	√
14	Tuesday, July 16, 2024	1. Decision Making on Proposed Organizational Transformation for B2B Strengthening After the Establishment of TIF 2. Others: Nomination of SVP Internal Audit and SVP Corporate Secretary
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	-	√
15	Monday, August 19, 2024
1.
Organization of the Secretary of the Board of Commissioners;
2.
Others: Assignment Period of the Secretary of the Commission, Secretary of the Nomination and Remuneration Committee and Staff of the Secretariat of the Board of Commissioners

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
16	Wednesday, September 18, 2024	Discussion of Strategic Fit OpCo-1
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	-	-	√	-
17	Thursday, September 26, 2024	Board of Directors Update on Project Alpaca, Project Ultra, and Project Elcano
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK

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No	Date	Meeting Agenda/Discussion
		√	N/A	√	√	√	√	-	√	√	√
18	Thursday, October 10, 2024	Discussion of Project Eureka
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
19	Friday, October 25, 2024	Discussion of Release Commitment Budget Capex Phase II of 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	-	√	-
20	Friday, October 31, 2024	Discussion of Project Conversion
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
21	Friday, November 15, 2024

1. Discussion of the Work Plan and Budget of the Secretariat of the Board of Commissioners

2. Submission of KEMPR Analysis of the 2024 RKAP Proposal

3. Others:

a.
Proposed Telkom Performance Target and Governance of the Third LTI Grant for the 2024-2026 Period
b.
Proposal related to the Extension of the Organ Contract of the Board of Commissioners
c.
Proposal related to the Remuneration of the Organ of the Board of Commissioners

	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	-	√	√	√	√	√
22	Monday, December 9, 2024	Write-off of Uncollectible Accounts Receivable for Fiscal Year 2024
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	-	√	√	√	√	√
23	Tuesday, December 10, 2024	Discussion of the Proposed Contingency Plan 2024 Document
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	√
24	Friday, December 27, 2024	Changes in Parenting of PT Telkom Infrastruktur Indonesia (TIF)
	Attendance List	BPSB	ANN	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√	√	√	-

Remarks:

BPSB	Bambang Permadi Soemantri Brodjonegoro	MRP	Marcelino Rumambo Pandin	IR	Isa Rachmatarwata
WI	Wawan Iriawan	IS	Ismail	AMS	Arya Mahendra Sinulingga
BDA	Bono Daru Adji	RM	Rizal Mallarangeng	SK	Silmy Karim
ANN	Abdi Negara Nurdin

Table of Content

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage of Attendance
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	24	24	100
2.	Abdi Negara Nurdin*	Independent Commissioner	1	1	100
3.	Bono Daru Adji	Independent Commissioner	24	24	100
4.	Wawan Iriawan	Independent Commissioner	24	24	100
5.	Arya Mahendra Sinulingga	Commissioner	24	18	75
6.	Isa Rachmatarawata	Commissioner	24	21	88
7.	Ismail	Commissioner	24	20	83
8.	Marcelino Rumambo Pandin	Commissioner	24	20	83
9.	Rizal Mallarangeng	Commissioner	24	19	79
10.	Silmy Karim	Commissioner	24	20	83

Remarks:

*	: Abdi Negara Nurdin was in attendance until January 19, 2024

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No	Date	Meeting Agenda/Discussion
1	Wednesday, January 31, 2024	1. YtD December 2023 Performance 2. BoC Thematic Concern: FMC Update, Infraco
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	-	√	√	√	√	√
2	Wednesday, February 28 2024	1. YtD Performance January 2024 2. BoC Thematic Concerns: FMC, InfraCo, and Integrated Audit Updates for Fiscal Year 2023
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	-	√
3	Wednesday, March 27, 2024	Submission of Evaluation from the Board of Commissioners on the Company's Condition
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
4	Monday, April 29, 2024	1. YtD Performance March 2024 2. Regular BoC Concern: FMC & Data Center Updates
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
5	Wednesday, May 1, 2024	1. Company Performance YtD April 2024; 2. BOC Concern a. Regular: FMC and Infraco Updates b. Thematic: FGD Updates on Stocks, Data Centers, and Starlink
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√

Table of Content

No	Date	Meeting Agenda/Discussion
6	Wednesday, June 26, 2024	1. YtD May 2024 Performance; 2. BoC Concern a. Regular: FMC and Infraco Updates b. Thematic: 1) Early Retirement Implementation Progress Report 2) Mitigation and Handling of PDNS Disturbances
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		-	√	√	√	√	√	√	√	-
7	Friday, July 26, 2024	1. Company Performance YtD June 2024; 2. FMC and Infraco Progress
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	-	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
8	Monday, August 26, 2024	Discussion of the Company's Performance Update YtD July 2024
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	-	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	-	√	√	√	√	√	√
9	Monday, September 30 2024	1. Company Performance in August 2024; 2. Progress FMC & Infraco; 3. Discussion of the concerns of the Board of Commissioners in the CSS 2025-2027.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	-	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
10	Wednesday, October 30, 2024	1. Company Performance TW III/2024; 2. Update: a. Development of Regional Transformation TW III/2024; b. Progress InfraCo and FMC Tw III/2024.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	-
11	Wednesday, November 20, 2024	Discussion and Ratification of the 2025 RKAP
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
12	Friday, December 20, 2024	1. Company Performance YtD November 2024; 2. FMC and InfraCo Progress Update; 3. Others.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		-	√	√	√	√	√	√	√	√

Table of Content

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance %
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner	12	12	100
2.	Bono Daru Adji	Independent Commissioner	12	11	92
3.	Wawan Iriawan	Independent Commissioner	12	12	100
4.	Arya Mahendra Sinulingga	Commissioner	12	11	92
5.	Isa Rachmatarwata	Commissioner	12	12	100
6.	Ismail	Commissioner	12	12	100
7.	Marcelino Rumambo Pandin	Commissioner	12	12	100
8.	Rizal Mallarangeng	Commissioner	12	11	92
9.	Silmy Karim	Commissioner	12	12	100

Board of Directors’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendance	Percentage Attendance (%)
1.	Ririek Adriansyah	President Director	12	10	83
2.	Afriwandi	Director of Human Capital Management	12	12	100
3.	Budi Setyawan Wijaya	Director of Strategic Portfolio	12	11	92
4.	Bogi Witjaksono	Director of Wholesale & International Service	12	11	92
5.	FM Venusiana R.	Director of Enterprise & Business Service	12	12	100
6.	Honesti Basyir	Director of Group Business Development	12	12	100
7.	Heri Supriadi	Director Finance and Risk Management	12	12	100
8.	Herlan Wijanarko	Director of Network & IT Solution	12	11	92
9.	Muhamad Fajrin Rasyid	Director of Digital Business	12	10	83

Board of Commissioners Attendance Level

In the Joint Meeting of the Board of Commissioners and the Board of Directors, the Internal Meeting of the Board of Commissioners, and the Meeting on Concurrent Positions in the Committee.

No	Name	Position	Joint Meetings	Internal Meetings	KA Meeting	KEMPR Meeting	KNR Meeting	KTKT Meeting	Average Attendance
1	Bambang Permadi Soemantri Brodjonegoro	President Commissioner / Independent Commissioner	100%	100%	100%	89%	-	100%	98%
2	Bono Daru Adji	Independent Commissioner	92%	100%	97%	89%	-	75%	91%
3	Wawan Iriawan	Independent Commissioner	100%	100%	100%	-	100%	-	100%
4	Arya Mahendra Sinulingga	Commissioner	92%	75%	-	83%	92%	-	85%
5	Isa Rachmatarwata	Commissioner	100%	88%	-	100%	-	-	96%
6	Ismail	Commissioner	100%	83%	-	100%	92%	-	94%
7	Marcelino Rumambo Pandin	Commissioner	100%	83%	-	-	88%	75%	87%
8	Rizal Mallarangeng	Commissioner	92%	79%	-	78%	83%	-	83%
9	Silmy Karim	Commissioner	100%	83%	-	83%	92%	-	90%
Average Attendance of the Board of Commissioners			97%	88%	99%	89%	91%	83%	91%

Table of Content

Remark:

Joint meetings: Board of Commissioners and Board of Directors Meeting

Internal meetings: Board of Commissioners meeting

KA meetings: Audit Committee meetings

KEMPR meetings: Committee for Planning and Risk Evaluation and Monitoring meetings

KNR meetings: Committee for Nomination and Remuneration meetings

KTKT meetings: Integrated Governance Committee meetings

IMPROVING THE COMPETENCE OF THE BOARD OF COMMISSIONERS

Board of Commissioners Competency Improvement Policy

To enhance the knowledge and competence of members of the BOC, as well as to ensure that the professional insight, competence, and leadership capabilities of the BOC continue to develop in line with the latest industry developments, Telkom provides various training programs. The Company offers opportunities for each member of the Board of Commissioners to participate in multiple educational activities, training, workshops, or other similar activities to develop their knowledge and expertise. The implementation of the Board of Commissioners competency improvement program is also a form of compliance with the Regulation of the Minister of SOEs No PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Resolution of the Deputy Minister of SOEs for Finance and Risk Management No SK-3/DKU.MBU/05/2023 dated 26 May 2023 Regarding Technical Guidelines for the Composition and Qualifications of Risk Management Organs within State-Owned Enterprises.

Board of Commissioners Competency Improvement Activities in 2024

The education and training programs attended by members of the Board of Commissioners during 2024 are as follows:

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
1	Public Discussion in the Context of Monitoring the Implementation of Law No. 6 of 2011 regarding Immigration	Secretariat General – The House of Representatives of the Republic of Infonesia	Jakarta	16 January 2024	Silmy Karim
2	RSB Evaluation Workshop 2020-2024 and Transitional RSB 2025-2029	Rumah Sakit Jantung dan Pembuluh Darah Harapan Kita	Jakarta	17 January 2024	Isa Rachmatarwata
3	SOE Transformation Workshop	The Ministry of State-Owned Enterprises	Singapore	23 January 2024	Arya M Sinulingga
4	Workshop Online on SAR Conformity Assessment	The Ministry of Communication and Information	Indonesia	30 January 2024	Ismail
5	BUMN NEXT GEN 2024	The Ministry of State-Owned Enterprises	Indonesia	13 February 2024	Arya M Sinulingga
6	Training INSEAD Singapore: M&As and Corporate Strategy	INSEAD	Singapore	19-23 February 2024	Marcelino R. Pandin
7	Mobile World Congress 2024	GSM Association	Barcelona, Spain	26-29 February 2024	Rizal Malarangeng
8	Spectrum Towards 2030: Capacity and Affordability, MWC 2024	GSM Association	Barcelona, Spain	26-29 February 2024	Ismail
9	XCION 11th Conference & Exhibition 2024	XCION	Jakarta, Indonesia	March 4-6, 2024	Marcelino R. Pandin
10	CNBC Indonesia Tech and Telco Summit Panel Discussion	CNBC Indonesia	Jakarta	05 March 2024	Ismail

Table of Content

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
11	187th Session of the OPEC Fund Governing Board	OPEC Fund for International Development	Vienna	March 07, 2024	Isa Rachmatarwata
12	Training Harvard Kennedy School: Leadership in Crises	Harvard	Boston, United States	30 Maret s.d. 6 April 2024	Marcelino R. Pandin
13	10th Asia-Pacific Spectrum Management Conference	APAC	Jakarta	23 April 2024	Ismail
14	Lost or Stolen Telecommunication Device Service Seminar	The Ministry of Communication and Information & KAIT	Jakarta	24 April 2024	Ismail
15	International Seminar of the Indonesian Judges Association	Ikatan Hakim Indonesia	Jakarta	25 April 2024	Isa Rachmatarwata
16	Digital Future Operation Automation	Huawei	France and Croatia	26 – 30 April 2024	Wawan Iriawan
17	Digital Business Leadership Series Lecture	Universitas Teuku Umar	Aceh, Indonesia	30 April 2024	Marcelino R. Pandin
18	Ministry of Finance Talent Development Program in 2024	Secretariat General Ministry of Finance	Jakarta	06 May 2024	Isa Rachmatarwata
19	Talent Development Workshop of the Ministry of Finance	Secretariat General Ministry of Finance	Jakarta	15 May 2024	Isa Rachmatarwata
20	Workshop Standardization & Emerging Technologies	The Ministry of Communication and Information	Jakarta	22 May 2024	Ismail
21	APT Training Workshop on Policy Development for High-Level Officials	APT and JTEC	Tokyo, Japan	27 May 2024	Ismail
22	High Level Technical Workshop Indonesia's Public Financial Management Frontier: Looking Back to Build the Future	World Bank	Jakarta	04 June 2024	Isa Rachmatarwata
23	APSAT International Conference 2024	ASSI & APSAT	Jakarta	04 June 2024	Ismail
24	Pertamina Troopers Summit 2024	Pertamina	Bali, Indonesia	12 June 2024	Arya M Sinulingga
25	PKN STAN Public Lecture	PKN STAN	Jakarta	13 June 2024	Isa Rachmatarwata
26	Digital Public Communication Workshop for Communication and Informatics Leaders	The Ministry of Communication and Information and LSPR	Jakarta	19 June 2024	Ismail
27	Ascademy "Problem Solving for Leaders"	Ascademy	Jakarta	19 June 2024	Arya M Sinulingga
28	187th Session of the OPEC Fund Governing Board	OPEC Fund for International Development	Jakarta	26 June 2024	Isa Rachmatarwata
29	Professional Level Certified Public Accountant	Ikatan Akuntan Indonesia (IAI) and BUMN School of Excellence	Jakarta	16 – 24 May, 2024	1. Bono Daru Adji 2.Isa Rachmatarwata 3.Ismail 4.Marcelino R. Pandin
30	CyberLaw Expert Panel: Strategic Approaches to Cyber Governance	Indonesia Cyber Security Forum (ICSF)	Jakarta	26-27 June 2024	Marcelino R. Pandin
31	PKN Level II Batch XVI in 2024	Lembaga Administrasi Negara RI (LAN RI)	Jakarta	02 July 2024	Silmy Karim
32	CNBC Indonesia Tech & Telco Forum	CNBC Indonesia	Jakarta	05 July 2024	Ismail
33	FGD on LEO NGSO Satellite Implementation	The Ministry of Communication and Information	Jakarta	10 July 2024	Ismail

Table of Content

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
34	Public Sector Day Indonesia	Amazon Web Services (AWS)	Jakarta	10 July 2024	Silmy Karim
35	National Seminar on LEO Satellite Technology	ITB	Indonesia	11 July 2024	Ismail
36	Discussion on the Implementation of the National SPBE Infrastructure Domain and Application Domain	APTIKA & The Ministry of Communication and Information	Jakarta	15 July 2024	Ismail
37	International Corporate Governance Network (ICGN) 2024 Annual Conference	ICGN	London, England	July 15-17, 2024	Wawan Iriawan
38	Short Course Harvard-Advanced Business Strategy: Gaining a Competitive Edge	Harvard University	United States	July 29-31, 2024	Silmy Karim
39	Digital Transformation Indonesia Conference & Expo (DTI-CX) 2024	MASTEL	Jakarta	31 July 2024	Ismail
40	BOE Forum in TelkomMetra Group 2024	TelkomMetra Group	Tangerang	July 31, 2024	Bono Daru Adji
41	Workshop Corporate Strategic Scenario 2025 - 2027	Telkom	Jakarta	August 08, 2024	All Commissioners
42	Converged Telecommunications Policy and Regulation Masterclass 2024	XL Axiata	Jakarta	August 12, 2024	Ismail
43	FGD Siskomnas PMPB	The Ministry of Communication and Information	Jakarta	August 13, 2024	Ismail
44	Indonesia Internet Expo and Summit (IIXS)	APJII	Jakarta	August 14, 2024	Ismail
45	Advanced Level Professional Accountant Certification	Ikatan Akuntan Indonesia (IAI) and BUMN School of Excellence	Jakarta	30 May – 13 July, 2024	1. Bono Daru Adji 2. Isa Rachmatarwata 3. Ismail 4. Marcelino R. Pandin
46	Neutra DC Summit 2024	Telkom Data Ekosistem	Bali, Indonesia	August 26, 2024	1. Bambang P.S. Brojonegoro 2. Marcelino R. Pandin 3. Wawan Iriawan
47	Managing Risk And Reputation in a ComplexWorld	Stanford Business School	Illinois, United States	August 26-30, 2024	Bono Daru Adji
48	Indonesia Cloud and Hosting Association Workshop	ACHI	Jakarta	August 27, 2024	Ismail
49	Bali Annual Telkom International Conference (BATIC)	TELIN	Bali, Indonesia	August 27-30, 2024	1. Bambang P.S. Brojonegoro 2. Marcelino R. Pandin 3. Wawan Iriawan
50	Launching Shopping in Indonesia Aja and Indonesia Retail Summit 2024	Himpunan Peritel dan Penyewa Pusat Perbelanjaan Indonesia (HIPPINDO)	Jakarta	August 28, 2024	Silmy Karim
51	Workshop EMC (Electromagnetic Compatibility)	Kominfo	Jakarta	10 September 2024	Ismail
52	GSMA Digital Nations Summit	GSMA	Jakarta	10 September 2024	Ismail
53	Seminar HKHPM	HKHPM (Himpunan Konsultan Hukum Pasar Modal)	Jakarta	11 September 2024	Bono Daru Adji

Table of Content

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
54	Generative AI: Business and Legal Concerns for Creatives	LinkedIn	Online	12 September 2024	1. Rizal Malarangeng 2. Wawan Iriawan
				19 September 2024	1. Bambang P.S. Brojonegoro 2. Arya M Sinulingga
55	IT and Cybersecurity Risk Management Essential Training	LinkedIn	Online	13 September 2024	Rizal Malarangeng
				19 September 2024	1. Bambang P.S. Brojonegoro 2. Arya M Sinulingga
56	Protecting Profitability by Reducing Financial Risk	LinkedIn	Online	13 September 2024	Rizal Malarangeng
				18 September 2024	Wawan Iriawan
				19 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
				17 December 2024	Bono Daru Adji
57	Risk-Taking for Leaders	LinkedIn	Online	14 September 2024	Rizal Malarangeng
				18 September 2024	Wawan Iriawan
				19 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
3. Bono Daru Adji
58	GDPR Compliance: Essential Training	LinkedIn	Online	14 September 2024	Rizal Malarangeng
				18 September 2024	Wawan Iriawan
				22 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
59	Cybersecurity: Key Policies and Resources	LinkedIn	Online	16 September 2024	1. Rizal Malarangeng
2. Wawan Iriawan
60	Cybersecurity Foundations: Governance, Risk, and Compliance (GRC)	LinkedIn	Online	16 September 2024	Rizal Malarangeng
61	Economics for Business Leaders	LinkedIn	Online	17 September 2024	Rizal Malarangeng
				20 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
62	Finance Foundations: Corporate Governance	LinkedIn	Online	18 September 2024	Rizal Malarangeng
				22 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
3. Wawan Iriawan
63	Corporate Finance Foundations	LinkedIn	Online	18 September 2024	Rizal Malarangeng

Table of Content

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
				22 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
				23 September 2024	Wawan Iriawan
64	Finance for Non-Financial Managers	LinkedIn	Online	18 September 2024	Rizal Malarangeng
65	Satellite Internet and Communications: Fundamentals	LinkedIn	Online	18 September 2024	Wawan Iriawan
				19 September 2024	Rizal Malarangeng
				20 September 2024	1. Arya M Sinulingga
2. Bambang P.S. Brojonegoro
66	Measuring Business Performance	LinkedIn	Online	18 September 2024	Wawan Iriawan
				19 September 2024	Rizal Malarangeng
67	Accounting for Non-Accountants	LinkedIn	Online	18 September 2024	Wawan Iriawan
68	Reputation Risk Management	LinkedIn	Online	19 September 2024	Rizal Malarangeng
				20 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
69	Introduction to Data Protection and Privacy	Corsera	Online	19 September 2024	Rizal Malarangeng
70	Balanced Scorecard and Key Performance Indicators	LinkedIn	Online	19 September 2024	Rizal Malarangeng
				22 September 2024	Wawan Iriawan
71	Audit and Due Diligence: Priorities and Best Practices	LinkedIn	Online	19 September 2024	Wawan Iriawan
				21 September 2024	1. Bambang P.S. Brojonegoro
2. Arya M Sinulingga
72	Introduction to Prompt Engineering for Generative AI (2023)	LinkedIn	Online	22 September 2024	Bambang P.S. Brojonegoro
Arya M Sinulingga
73	Accounting Foundation: Internal Control	LinkedIn	Online	22 September 2024	Bambang P.S. Brojonegoro
Arya M Sinulingga
Wawan Iriawan
74	Accounting Foundations: Understanding the GAAP (Generally Accepted Accounting Principles)	LinkedIn	Online	22 September 2024	Wawan Iriawan
75	The Future of Audit	LinkedIn	Online	22 September 2024	Wawan Iriawan
76	Cybersecurity for Executive	LinkedIn	Online	23 September 2024	Wawan Iriawan
77	The Dynamic Spectrum Alliance 2024 Global Summit	DSA	Geneva, Swiss	23-25 September 2024	Ismail

Table of Content

No	Program Name	Organizers	City/ Country	Implementation Time	Participants
78	Talkshow TVRI Palangkaraya	TVRI	Indonesia	28 September 2024	Ismail
79	TechWeek Singapore	Singapore Technology	Singapore	October 8-10, 2024	Marcelino R. Pandin
80	Domestic Test Center Forum	The Ministry of Communication and Information	Indonesia	October 9, 2024	Ismail
81	Rakornas REPNAS 2024 : Empowering New Energy Resources and Green Initiatives Forum	Relawan Pengusaha Muda Nasional (REPNAS)	Jakarta	October 14, 2024	Silmy Karim
82	The Important Role of Immigration Policy in Advancing Ease of Doing Business in Indonesia	The Nordic Chamber of Commerce in Indonesia	Jakarta	October 16, 2024	Silmy Karim
83	National Seminar on Nation's Digital Sovereignty and Resilience	Garuda Emas Indonesia	Indonesia	October 24, 2024	Ismail
84	Business Management Course: From Management to Leadership	Harvard University	Boston, United States	October 28-November 1, 2024	Bambang P.S. Brojonegoro
85	Workshop Advanced Spectrum Monitoring Guidance on Mobile Broadband Technology	The Ministry of Communication and Information, MIC Japan, ASEAN	Jakarta	October 29, 2024	Ismail
86	Indonesia Investment Week 2024	Consulate General Republic of Indonesia for Hongkong	Hong Kong	01 November 2024	Silmy Karim
87	CNBC News	CNBC Indonesia	Jakarta	05 November 2024	Ismail
88	ASOCIO Digital Summit 2024	ASOCIO	Japan	6-8 November 2024	Wawan Iriawan
89	National Coordination Meeting for Regional Government Implementation	The Ministry of Communication and Information	Jakarta	07 November 2024	Ismail
90	Futurist Summit 2024	The D.Futuro	Jakarta	07 November 2024	Ismail
91	IATB Half-Day Workshop	ITB	Jakarta	09 November 2024	Ismail
92	General Stadium and National Seminar	IKA Fakultas Teknologi Industri Universitas Trisakti	Jakarta	11 November 2024	Silmy Karim
93	Ooredoo’s Digital Ecosystem Conference 2024	Indosat	Doha, Qatar	20 November 2024	Ismail
94	Industrial 5G Day	The Ministry of Communication and Information	Cikarang, Bekasi	28 November 2024	Ismail
95	Indonesia Business Forum Update : Indonesia's Golden Visa Policy	Indonesia Embassy in Singapore	Singapore	29 November 2024	Silmy Karim
96	The 18th Global Citizenship Conference	Henley & Partners	Singapore	29 November 2024	Silmy Karim
97	Development Investment Acumen	LinkedIn	Online	04 December 2024	Bono Daru Adji
98	IndoTelko Forum	IndoTelko	Jakarta	5 December 2024	Ismail
99	Risk Beyond 2024 on Enterprise Risk Management	ERMA	Bali	5-6 December 2024	Wawan Iriawan

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No	Program Name	Organizers	City/ Country	Implementation Time	Participants
100	India - Indonesia Investent Synergy Forum	Embassy of India	Indonesia	6 December 2024	Ismail
101	Strategic R&D Management Programme	INSEAD	France	8–13 December 2024	Marcelino R. Pandin
102	Opening of the World Anti-Corruption Day (Hakordia) 2024 Series of Activities	Komisi Pemberantasan Korupsi (KPK)	Jakarta	09 December 2024	Silmy Karim
103	Investment Evaluation	LinkedIn	Online	10 December 2024	Bono Daru Adji
104	Evaluating Business Investment Decisions	LinkedIn	Online	11 December 2024	Bono Daru Adji
105	AI Day : Job Fair dan IT Education Fair	Universitas Gadjah Mada and The Ministry of Communication and Digital	Indonesia	11 December 2024	Ismail
106	The New Age of Risk Management Strategy for Business	LinkedIn	Online	13 December 2024	Bono Daru Adji
107	Introduction to ESG: Environmental, Social, and Governance	LinkedIn	Online	16 December 2024	Bambang P.S. Brojonegoro
108	Leveraging Business Analysis in ESG	LinkedIn	Online	16 December 2024	Bambang P.S. Brojonegoro
109	Demonstrating Accountability as a Leader	LinkedIn	Online	17 December 2024	Bambang P.S. Brojonegoro
110	Driving Organizational Accountability for Diversity, Equity, Inclusion and Belonging	LinkedIn	Online	17 December 2024	Bambang P.S. Brojonegoro
111	Leadership Effectiveness: Moving Beyond Traditional Success Metrics	LinkedIn	Online	17 December 2024	Bambang P.S. Brojonegoro
112	Corporate Finance: Environmental, Social, and Governance (ESG)	LinkedIn	Online	27 December 2024	Wawan Iriawan
113	Setting Business Unit Goals	LinkedIn	Online	29 December 2024	Wawan Iriawan
114	Leading with Vision	LinkedIn	Online	29 December 2024	Wawan Iriawan
115	Vision in Action: Leaders Live Case Studies	LinkedIn	Online	29 December 2024	Wawan Iriawan

ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF COMMISSIONERS

In accordance with the Regulation of the Minister of SOEs No. PER-02/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, the Corporate Secretary coordinates an orientation program that each new member of the Board of Commissioners must attend to understand Telkom's activities and conditions. In 2024, no new members of the Board of Commissioners existed, so no orientation program was conducted.

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BOARD OF COMMISSIONERS’ SELF-ASSESSMENT POLICY

Based on the Joint Regulation of the Board of Commissioners and the Board of Directors No 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 on the Board of Commissioners and Board of Directors Work Procedure Manual (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, Telkom has a self-assessment policy to assess the performance of the Board of Commissioners. This policy is a form of accountability for the collegial performance assessment of the Board of Commissioners, which is expected to motivate each member to improve their performance.

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

The performance assessment of Telkom's Board of Commissioners is carried out based on an evaluation of the achievement of Key Performance Indicators (KPIs) formulated from the main duties of the Board of Commissioners, including overseeing the policies and management of the Company by the Board of Directors, providing advice to the Board of Directors, and managing the implementation of the Company's Long-Term Plan, Annual Work Plan and Budget, provisions of the Articles of Association, GMS Decisions, and laws and regulations in accordance with company objectives. KPI evaluation is conducted annually, and the evaluation results in 2024 show that the Board of Commissioners has performed its duties well.

Board of Commissioners’ Performance Assessment Based on KPI Year 2024

Key Performance Indicators (KPI)	Achievement Score
	Point (%)	Score (%)
Planning	20	115
Supervision and Direction	36	115
Reporting	16	85
Dynamic	28	100
Point (%)	100	105

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

The Board of Commissioners, in carrying out its duties, is assisted by the Audit Committee, Nomination and Remuneration Committee, Planning and Risk Evaluation and Monitoring Committee, and Integrated Governance Committee. The Board of Commissioners assesses the performance of the committees under it annually, and in 2024, the assessment was conducted with a KPI self-assessment. In general, the committees performed their duties and responsibilities well throughout 2024.

Performance of The Committees Under the Board of Commissioners in 2024

Committees	Score (%)
Audit Committee	100%
Committee for Nomination and Remuneration	100%
Committee for Planning and Risk Evaluation and Monitoring	100%
Integrated Governance Committee	100%

BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

One of the measuring tools that can be used to assess the performance of the Board of Directors is the Key Performance Indicator (KPI) based on the Regulation of the Minister of SOE No.PER-3/MBU/03/2023 dated March 20, 2023, regarding Organs and Human Resources of State-Owned Enterprises, which contain:

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1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains promises or statements from prospective members of the Board of Directors, namely that if they are appointed/re-appointed as members of the Board of Directors, they promise, among other things, to fulfill all targets set by the GMS/Minister, including KPIs that have been previously determined, and implement the principles of Good Corporate Governance (GCG).

2.	Performance appraisal based on KPI is determined collegially for the President Director, and individually for each member of the Board of Directors.
3.	The establishment of five perspectives in collegial preparation of the KPI for the Board of Directors, namely:
	a.	Economic and social values for Indonesia;
	b.	Business model innovation;
	c.	Technology leadership;
	d.	Increased investment; and
	e.	Talent development.

At the end of each third quarter, the Minister of SOEs Seri A Dwiwarna Shareholder submits a Shareholder Aspiration letter containing strategic and tactical directions, performance targets, risk management policies, and KPI parameters that can be selected as components of the KPI of the Board of Directors collegially and individually. The achievement of the KPIs of the Board of Directors is calculated collegially and individually and reviewed by the Public Accounting Firm (KAP) that audits Telkom's financial statements.

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COMMITE UNDER THE BOARD OF COMMISSIONERS

LEGAL BASIS FOR COMMITTEE ESTABLISHMENT

Committees under the Board of Commissioners are established based on the following regulations/legislation:

1.	Article 121 of Law Number 40 Year 2007 regarding Limited Liability Companies.
2.	Article 21 of the Regulation of the Minister of SOEs Number 2 of 2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.
3.	Article 28 paragraph (4) of the Financial Services Authority Regulation Number: 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies.
4.	Telkom's Articles of Association Article 15 number 2 letter a.8.

AUDIT COMMITTEE

In accordance with the regulation of the Company's Articles of Association, Telkom formed an Audit Committee who assists the Board of Commissioners in its supervisory function. The Audit Committee works based on the Resolution of the Board of Commissioners No 11/KEP/DK/2021 regarding Work Implementation Guidelines (Charter) for the Company Audit Committee (Persero) PT Telekomunikasi Indonesia Tbk. The formation of the Audit Committee is also a form of compliance with Financial Service Authority Regulation No 55/POJK.04/2015 dated December 23, 2015, provisions of the US SEC Exchange Act 10A-3, Regulation of the Minister of SOE No PER-2/MBU/03/2023 regarding Governance Guidelines and Significant Corporate Activities of State-Owned Enterprises and Number PER-3/MBU/03/2023 dated March 20, 2023 regarding Organs and Human Resources of State-Owned Enterprises

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

Telkom's Audit Committee has the following scope, duties and responsibilities:

1.	Supervision of Internal Control over Financial Reporting (ICoFR)
a.

Oversight of Internal Control over Financial Reporting (ICoFR) governance refers to processes designed to ensure the reliability of the company's financial reporting in accordance with accounting principles and applicable regulations.

	b.	Communicating with Internal and External Auditors on the effectiveness of ICoFR.

2..	Supervision of Financial Information
a.

Reviewing the process of preparing financial reports to ensure that the preparation of financial reports has been carried out in accordance with applicable regulations, policies, systems, and procedures;

	b.	Evaluating the financial information that will be published by the Company such as financial reports, projections, and other financial information;
c.

Ensuring that financial reports and other related information are presented based on financial or management accounting data and information correctly and accurately in accordance with generally accepted accounting principles.

3.	Supervision of Internal Audit
	a.	Reviewing the Annual Audit Work Program (PKAT) and the Internal Audit Annual Non-Audit Work Program (PKNAT);
	b.	Evaluating the effectiveness of the Company's Internal Audit;
	c.	Reviewing the implementation of follow-up on internal auditor findings and/or external auditor findings and Management Letters (recommendations) by the Board of Directors;
	d.	Evaluating status and follow-up on significant issues;
	e.	Regularly review and recommend improvements to the Internal Audit Charter.

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4.	Oversight of Internal Control
	a.	Reviewing the adequacy of management efforts to build and operate effective internal controls, particularly internal controls over financial reporting;
b.

Conducting immediate discussions on findings and matters containing indications of weaknesses and/or obstacles in internal control, inefficiencies in the Company's activities, errors in the application of accounting standards, and violations of the applicable laws and regulations.

5.	Supervision of External Audit
	a.	Assisting the Board of Commissioners in the process of appointing independent auditor candidates who will carry out integrated audits of the Company and its consolidated Subsidiaries;
	b.	Providing recommendations to the Company's Board of Commissioners regarding the appointment of AP and/or KAP who will provide audit services;
	c.	Reviewing and providing pre-approval for non-audit services to be assigned to independent auditors;
	d.	Overseeing of the integrated audit process in the Company and the audit process in Subsidiaries whose financial statements are consolidated into the Company's consolidated financial statements;
	e.	Providing an independent opinion in the event of a difference of opinion between management and the independent auditors;
	f.	Evaluating the implementation of the provision of audit services on annual historical financial information by AP and/or KAP.

6.	Supervision of compliance with regulations and legislation as well as complaints regarding the process of accounting and financial reporting
a.

Conducting a review of compliance with laws and regulations related to the Company's business activities including but not limited to laws and regulations in the Capital Market sector, taxation, and/or regulations related to good corporate governance, as well as regulations and other laws relating to financial reporting risks (financial reporting risk);

b.

Providing facilities to receive, review and follow up on complaints (Whistle-blower) which includes the Company, Subsidiaries, and affiliates with the definition of affiliate is as regulated in Law No. 8 of 1995 regarding Capital Markets, in Article 1 number 1;

	c.	Ensuring that the Company's management creates a work culture that encourages every employee to comply with the Company's code of ethics.

7.	Carry out other tasks given by the Board of Commissioners

8.	Maintain the confidentiality of documents, data and information of the Company and its consolidated Subsidiaries

AUDIT COMMITTEE’S COMPOSITION

In accordance with Financial Service Authority's Regulation Number 55/POJK.04/2015 dated December 23, 2015 and US SEC Regulation, the Audit Committee must have at least 3 members from Independent Commissioners and outside the Company, with the chairman must be an Independent Commissioner. Based on these regulations, through the Resolution of the Board of Commissioners Number 04/KEP/DK/2024 dated February 6, 2024 on the Membership Composition of the Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk, the composition of the Audit Committee as of December 31, 2024 is as follows:

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Audit Committee’s Composition as of December 31, 2024

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 - Present
Members	Bambang P.S. Brodjonegoro President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.	June 8, 2021 - Present
Wawan Iriawan Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.

September 1, 2020 - Present
Emmanuel Bambang Suyitno Independent Member/ Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.

September 1, 2020 - Present
	Edy Sihotang Independent Member/ Financial & Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.	August 2, 2021 - Present

AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE ALSO MEMBERS OF THE BOARD OF COMMISSIONERS’

Bono Daru Adji

Chairman of Audit Committee

Age	56 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor degree in Law, Trisakti University, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024
Term of Service	June 8, 2021 - present
Concurrent Positions	• 2023	Member of the Ethics Committee of the Indonesian Football Association
	• 2022	Member of the Management Board of the Indonesian Audit Committee Association
	• 2017	Managing Partner, Assegaf Hamzah & Partners
Work Experiences	• 2019 - 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 - 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Himpunan Konsultan Hukum Pasar Modal - HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)

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Bambang Permadi Soemantri Brodjonegoro

Member of Audit Committee

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1997	Ph.D, University of Illinois at Urbana Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America
	• 1990	Bachelor’s degree in economics, Universitas Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.
Term of Service	June 8, 2021 - present
Concurrent Positions	• 2024	Special Advisor to the President for Economic and National Development
	• 2021	President Commissioner, PT Bukalapak Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021	Independent Commissioner, PT Astra International Tbk
	• 2021	Independent Commissioner, PT Indofood Tbk
	• 2021	Commissioner, PT Combiphar
Work Experiences	• 2022 - 2024	President Commissioner, PT Prudential Syariah
	• 2021 - 2025	Independent Commissioner, PT TBS Energi Utama Tbk*
	• 2021 - 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 - 2021	Minister of Research, Technology, and the National Innovation Research Agency
	• 2016 - 2019	Minister of National Development Planning Indonesia
	• 2014 - 2016	Minister of Finance of Republic of Indonesia
	• 2013 - 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certifications	2021	Qualified Risk Governance Professional (QRGP)

*Resigned on March 7, 2025.

Wawan Iriawan

Member of Audit Committee

Age	61 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia
	• 2005	Master degree in Law, Universitas Padjadjaran, Indonesia
	• 1989	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.

Term Of Service	June 29, 2020 - present
Concurrent Positions	No concurrent positions held
Work Experiences	• 1999 - 2000	Managing Partner, Iriawan & Co
Professional Certifications	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)

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AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Emmanuel Bambang Suyitno Member of Audit Committee
Age 54 years old	Citizenship Indonesian	Domicile Jakarta, Indonesia
Educational Background
2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia.
1995	Bachelor Degree in Accounting, Universitas Indonesia, Indonesia.
Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.

Term of Office
September 1, 2020 - present
Duties and Responsibilities
Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.
Work Experiences
2020 - Present	Independent Member/Financial Expert Audit Committee.
2017 - 2020	Corporate Secretary Division, PT PP Presisi Tbk.
2016 - 2017	SVP - Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia.
2014 - 2016	Audit Committee Member, PT Danareksa (Persero).
1994 - 2014

Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT. Surya Citra Media Tbk, PT. Kopitime Dot Com Tbk, Jan Darmadi Group, Ernst and Young.

Professional Certifications
2024	Certified Professional Financial Analysist (CPFA) by IEEEF Institute
2024	Certified Performance Management Professional (CPMP) by IEEEF Institute
2023	Certified Risk Management Specialist (CRMS), Esas Management
2019	Certification in Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia.
2014	Chartered of Accountant by International Federation of Accountants (IFAC), Ikatan Akuntan Indonesia (IAI).
2011	Certified Investor Relations by Indonesia Investor Relations Institute
2001	Investment Manager License by Capital Market Supervisory Board (OJK/Bapepam)

Edy Sihotang Member of Audit Committee
Age 59 years old	Citizenship Indonesia	Domicile Jakarta, Indonesia
Educational Background
1997	MBA, University of Illinois at Urbana-Champaign, USA
1991	Diploma IV in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
1985	Diploma III in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
Basis of Appointment
Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021, and finally re-established through Resolution of the Board of Commissioners No. 04/KEP/DK/2024 dated February 6, 2024.
Term of Office
August 2, 2021 - present
Duties and Responsibilities
Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, and the effectiveness of internal control over financial reporting.
Work Experiences
2021 - Present	Independent Member/Financial & Forensic Audit Expert.

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2019 - 2020	Vice President Investigation & WBS, PT Pertamina (Persero).
2018 - 2019	Head of Internal Audit, PT Pertamina Geothermal Energy.
2013 - 2017	Head of Internal Audit, PT Pertamina Internasional Eksplorasi dan Produksi.
2009 - 2012	GCG & Compliance, Corporate Secretary, PT Pertamina (Persero).
2006 - 2009	Head of Internal Auditor/Inspector, Badan Rehabilitasi dan Rekonstruksi NAD-Nias.
1999 - 2005	Widyaiswara/Lecturer, Badan Pendidikan dan Pelatihan Keuangan, Department of Finance.
1997 - 1998	Auditor, Public Accounting Firm (KAP) Hadori, Soejatna & Rekan.
1985 - 1997	Auditor, Badan Pengawasan Keuangan dan Pembangunan (BPKP).
Professional Certifications
2023	Qualified Risk Governance Professional (QRGP)
2021	Certification of Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2019	Certification Forensic Auditor (CFrA), Lembaga Sertifikasi Profesi Auditor Forensik, Indonesia.
2014	Chartered Accountant (CA), Ikatan Akuntan Indonesia.
2014	Certified Control Self-Assessment (CCSA), Institute of Internal Auditor, United States of America.
2013	Certified Risk Management Assurance (CRMA), Institute of Internal Auditor, United States of America.
2012	Qualified Internal Auditor (QIA), Institute of Internal Auditor, Indonesia.
2011	Certified Internal Auditor (CIA), Institute of Internal Auditor, United States of America.
2009	Certified Fraud Examiner (CFE), Association of CFE, United States of America.
1996	Certified Public Accountant (CPA), United States of America.

AUDIT COMMITTEE INDEPENDENCE

Telkom Audit Committee members must always have integrity and be independent in carrying out their duties and responsibilities. As a form of commitment to independence, all members of the Audit Committee must sign an Integrity and Independence Pact to ensure that every decision taken by the Audit Committee is free from pressure from other parties.

PERFORMANCE AND IMPLEMENTATION OF AUDIT COMMITTEE ACTIVITIES

The following summarizes the performance and implementation of Audit Committee activities during the fiscal year 2024 in the Committee Activity Report, among others:

.
1.	Supervision of Internal Control over Financial Reporting (ICoFR)

Considering that Internal Control over Financial Reporting (ICoFR) is very important to ensure the integrity and reliability of the Company's financial statements, the Audit Committee conducts the following supervision:

a.

Conduct discussions with all parties related to the control design process, especially those directly related to the financial reporting process, to ensure the adequacy of policies and procedures to identify, measure, and control risks that may affect the reliability of financial statements;

	b.	Discussed with the Internal Auditor regarding the implementation of Control Self-Assessment (CSA) through strengthening first and second-line capabilities;
	c.	Discussing with the Internal Auditor and External Auditor regarding the process of implementing Control Deficiency (CD) remediation;
	d.	Discuss the continuous improvement of ICoFR with the first, second, and third lines.
e.

Discuss with the Internal Auditor to evaluate the effectiveness of ICoFR as well as the level of compliance with regulations, including capital market regulations, such as the Financial Services Authority (OJK) Regulations and the Sarbanes-Oxley Act (SOX), considering that the Company is also listed on the New York Stock Exchange.

2.	Supervision of the Company's quarterly consolidated financial statements
a.

The Audit Committee has reviewed and discussed with the Internal Auditor and Management, including the Director of Finance and Risk Management, the Company's quarterly consolidated financial statements before the financial statements are reported to the Financial Services Authority (OJK) and the Stock Exchange to ensure that the financial statements issued by Management are fairly

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presented in accordance with generally accepted accounting principles, have sufficient disclosure aspects. There are no material mistakes which the readers need in making decisions.
	b.	The Audit Committee has provided input or recommendations to Management and the Board of Commissioners regarding improvements or enhancements in the financial reporting process.
	c.	The Audit Committee has also ensured that stakeholders' interests are protected through reliable and transparent financial statements.

3.	Oversight of internal controls
	a.	The Audit Committee has reviewed and discussed with Internal Audit the results of the Control Self-Assessment (CSA) conducted by each risk owner.
	b.	The Audit Committee has reviewed and discussed with the Internal Audit the results of internal consulting conducted by Internal Audit.
c.

The Audit Committee has reviewed and discussed with Internal Audit the significant/critical issues and other findings, as well as the follow-up that has been and/or will be carried out, such as through follow-up audits, special audits, or investigative audits

d.

The Audit Committee has reviewed and discussed with Internal Audit the company's risk management. The Audit Committee oversees and monitors fraud risks and financial reporting risks that may have a material impact on the presentation of financial statements.

4.	Supervise the Integrated Audit process for Financial Year 2023 and Financial Year 2024.
Matters discussed by the Audit Committee together with KAP PSS/EY, Internal Auditor, and Management, among others:
a.

The closing audit process of the Financial Statements as of December 31, 2023, for the consolidated Subsidiaries and the Parent Entity (PT Telkom Indonesia (Persero) Tbk), which includes significant accounting and auditing issues, IT General Control & Application Control, quality and acceptability to Financial Accounting Standards, appropriateness of accounting estimates and judgment and adequacy of disclosures in the consolidated financial statements.

	b.	Internal Control Over Financial Reporting (ICoFR) is implemented by management to ensure that the financial statements are fairly presented and free from material misstatement.
	c.	Audited Consolidated Financial Statements and Notes to Consolidated Financial Statements in the Annual Report (Form 20F).
d.

The Audit Committee also reviews and discusses with KAP PSS/EY the Management's compliance with Capital Market regulations and other regulations related to the company's business, in accordance with PSA 62 standards which aim to:

i. Ensure that the company has complied with all applicable regulations, thereby reducing legal, reputational and operational risks.
ii. Provide assurance to stakeholders that the company is well managed and in accordance with the principles of regulatory compliance.
iii. Increase transparency and accountability in the implementation of corporate governance.
	e.	In relation to the Integrated Audit process for Financial Year 2024, the Audit Committee also discussed audit planning and audit scoping as well as Early Warning Report (EWR).

5.

Evaluation of the performance of the Independent Auditor who audited the Company's consolidated financial statements for the Financial Year 2023 and providing recommendations to the Board of Commissioners regarding the appointment of an Independent Auditor who will audit the Company's consolidated financial statements for the Financial Year 2024.

a.

The Audit Committee has prepared an evaluation report on the audit of the Company's consolidated financial statements for the Financial Year 2023, which was submitted to the Board of Commissioners and the Financial Services Authority (OJK).

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b.

Based on the evaluation report of the audit of the consolidated financial statements for the Financial Year 2023, the Audit Committee provided recommendations to the Board of Commissioners regarding the Independent Auditor to audit the consolidated financial statements for the Financial Year 2024. The Board of Commissioners then proposed the Independent Auditor candidate to the Company's Annual General Meeting of Shareholders (AGMS).

	c.	In addition, the Audit Committee provides pre-approval for the Independent Auditor to provide non-audit services to ensure independence.

6.	Review and supervise the Internal Audit Department Work Program implementation every quarter.
Matters carried out by the Audit Committee, among others:
	a.	Review the Management Report of the Internal Audit Department, which contains the implementation of the entire Internal Audit Department's work program, and the obstacles encountered in the field.
	b.	Assessing the progress of completion of internal audits, special audits, and investigative audits, as well as monitoring the status of resolution of pending issues.
	c.	Evaluate the progress of internal consulting provided by Internal Audit (an independent sub-department separate from the audit department) to business/risk owners.
	d.	Monitor the progress of implementing the submitted recommendations, both from the results of audits (internal and external) and internal consultations.
	e.	Monitor the development of maturity level and sustainability of Internal Audit.

7.	Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) of Internal Audit Department for Financial Year 2025

The Audit Committee has reviewed and discussed the proposed Annual Audit Work Program (PKAT) and Annual Non-Audit Work Program (PKNAT) of the Internal Audit Department for Fiscal Year 2025. In this process, the Audit Committee provided constructive input and recommendations on the proposed work program to ensure the programs are relevant and aligned with the Company's internal control and supervision needs. After review and discussion, the Audit Committee ensures that the work program has undergone a thorough evaluation before it is finally approved and determined by Management to be implemented in the coming year.

8.	Annual Workshop with the Internal Audit Department

The Audit Committee held a workshop with the Internal Audit Department to explore the dynamics of the Internal Audit function and identify the best practices that can be applied. The workshop also aimed to understand the company's changing needs for the Internal Audit function and changes in business and corporate actions, such as five bold moves or other business strategy changes.

In the workshop, a strategic session discussed various important matters related to the adequacy of fulfilling the duties and functions of Internal Audit to ensure that this function can effectively support firm internal control. In addition, the session also discussed how to strengthen the Internal Audit function to face current and future challenges, such as technological developments, new risks, or regulatory changes. The focus of this workshop was to develop strategies that can enhance the role of Internal Audit in supporting the sustainability and growth of the company, as well as maintaining the reliability of financial statements and compliance with applicable regulations, given the increasingly high expectations of stakeholders for transparency, accountability, and corporate governance.

9.	Supervise the Social and Environmental Responsibility (CSR) Program audit process carried out by the Community Development Center (CDC) Unit

The Audit Committee has held discussions with CDC management regarding the implementation of the Social and Environmental Responsibility Program—PUMK (Social and Environmental Responsibility—Micro and Small Business Program) for the year 2024. This discussion aims to ensure that the program is well-planned and implemented in accordance with the objectives and policies that have been set.

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In addition, the Audit Committee also discussed with KAP PSS/EY the entire audit process of the financial statements of the Social and Environmental Responsibility—PUMK Program for the fiscal year 2023. This discussion covered the Agreed Upon Procedure (AUP), which focused on compliance with applicable regulations in the program's management. The objective is to ensure that the program is managed with transparency and in accordance with existing regulations.

In addition, the Audit Committee also discussed with KAP PSS/EY the audit planning for the financial statements of the TJSL—PUMK Program for the fiscal year 2024. This discussion is important so that the audit can run smoothly and on target and ensure that the program's financial statements provide an accurate picture and comply with applicable standards.

10.	Review and formulation of TelkomGroup Management Letter 2024

The Audit Committee has held discussions with Internal Audit regarding the results of internal and external audits conducted in 2024. This discussion discussed various opportunities for improvement or significant findings found during the audit process. These findings may include weaknesses in the internal control system, non-compliance of procedures with applicable policies, or other areas that require more attention to improve the company's performance and compliance.

After discussing the findings, the Audit Committee also explores the recommendations provided by the internal and external auditors. The recommendations aim to correct deficiencies or weaknesses found during the audit, with a focus on improving efficiency, effectiveness, and better control.

The Audit Committee ensures that the recommendations are submitted to Management for immediate follow-up so that the company can improve and strengthen its internal control system. In addition, the Audit Committee will monitor the implementation of the recommendations to ensure that the necessary improvements can be made appropriately and effectively.

11.	Review and supervise special assignments the Board of Commissioners gives to the Audit Committee.

The Audit Committee has reviewed and discussed several dispositions the Board of Commissioners gave. These dispositions relate to decisions or instructions that need to be followed by management or related parties in the company. The Audit Committee evaluates to ensure that the disposition is in accordance with applicable policies and procedures, positively impacting the company's overall management, and is carried out correctly, on time, and in accordance with the desired objectives. This supervision aims to ensure transparency, accountability, and compliance with applicable regulations in every step taken by management in following up on the disposition given.

12.	Join Committee Assignment with other Committees within the Board of Commissioners

In accordance with the special assignments given by the Board of Commissioners, the Audit Committee carries out joint committee assignments with other committees, such as KEMPR and/or the Nomination and Remuneration Committee. One of the main topics discussed is a study related to the accounting and audit aspects of the corporate action plan to be carried out by the Company. In this assignment, the Audit Committee will ensure that each step in the corporate action is thoroughly examined, especially from the accounting and audit side, including identifying possible impacts on the Company's financial statements and risk management. In addition, the Audit Committee also evaluates the adequacy of disclosure and compliance with applicable regulations so that corporate actions can be carried out transparently, efficiently, and in accordance with established standards. Other joint assignments are with the Nomination and Remuneration Committee regarding key performance indicators of the Board of Directors both individually and collegially, and verification of the integrity of talent candidates who will be placed in strategic positions in the Company or its subsidiaries.

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13	Audit Committee Annual Work Program 2025

The Audit Committee has submitted the Audit Committee Annual Work Program for 2025 to the Board of Commissioners. Submitting this Annual Work Program ensures that the work program compiled has comprehensively covered all duties and responsibilities outlined in the Audit Committee Charter. The Audit Committee also ensures that the annual work program includes special tasks assigned by the Board of Commissioners. These special tasks can be in the form of assignments related to certain issues or projects considered important by the Board of Commissioners and need special attention from the Audit Committee, such as specific audits, evaluation of certain risks, or supervision of new company policies.

The Audit Committee strives to ensure the annual work program is relevant and covers all aspects that need attention during the year. The work program serves as a guideline for the Audit Committee in carrying out its duties and responsibilities more focusedly and in accordance with the company's needs and the principles of good corporate governance.

14.	Audit Committee Charter Update in 2024
a.

The Audit Committee has evaluated the Audit Committee Charter to ensure that its contents and provisions are still in accordance with the current objectives, duties, and needs of the company, including the latest regulatory changes, including Regulation of the Minister of SOEs Number PER-2/MBU/03/2023 on Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises. This process includes checking the structure, responsibilities, and functions set out in the Charter.

b.

Based on the results of evaluation and discussion, the Audit Committee has developed an updated Audit Committee Charter that includes necessary changes or additions. The revised Charter has been well structured and covers all relevant roles and responsibilities. It is set out in the Decision of the Board of Commissioners Number 13/KEP/DK/2024 dated July 9, 2024.

15.	Review of incoming complaint information through the Whistleblowing System (WBS) program Fiscal Year 2024

The Audit Committee evaluates and monitors all incoming Whistleblowing System (WBS) reports through the Telkom Integrity Line and conducts a review and follow-up of each WBS report according to the level of escalation. In addition, the Audit Committee coordinates with relevant stakeholders to ensure that each WBS report has been handled in accordance with good governance principles.

16.	Oversight of employee integrity management with the Directorate of Human Capital Management (HCM)
	a.	My Integrity application is aimed at monitoring and improving the culture of integrity and reporting violations.
	b.	ISO 37001:2016 SMAP, a form of implementation of anti-bribery management standards to manage bribery risks.
	c.	TheBusiness Ethics and Integrity Pact is a guideline for implementing ethical values and an integrity commitment among employees.
	d.	LHKPN is part of corruption prevention efforts through wealth reporting for Company officials.

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AUDIT COMMITTEE’S MEETING

AUDIT COMMITTEE’S MEETING POLICY

Based on Telkom's Audit Committee Charter, the Audit Committee is required to hold meetings at least once every month. This provision is more intensive than Financial Service Authority’s Regulation No. 55/POJK.04/2015 regarding the Establishment and Implementation Guidance of the Audit Committee, particularly Article 13, which only requires meetings to be held at least once every three months.

The Implementation of Audit Committee Meetings

Throughout 2024, Telkom Audit Committee has held Committee meetings as many as 30 times, with the attendance rate presented in the following table.

Audit Committee Meeting in 2024

No	Date	Meeting Agenda/Discussion
1	Thursday, January 18, 2024	Weekly Progress Integrated Audit 2023 Discussion
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	-	Ö	Ö
2	Friday, January 26, 2024	Discussion of Management Report & Significant/Critical Issue TW4 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
3	Wednesday, February 7, 2024	Discussion of the Progress of the 2023 Integrated Audit
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
4	Tuesday, February 13, 2024	Audit of Telkom Access Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
5	Tuesday,February 13, 2024	MetraNet Closing Meeting Audit for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
6	Thursday, February 15, 2024	Audit of Telkomsat Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
7	Thursday, February 15, 2024	Audit of TDE Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
8	Friday, February 16, 2024	Audit of PINS Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
9	Monday, February 19, 2024	Audit Closing Meeting of PT Graha Sarana Duta for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
10	Tuesday, February 20, 2024	Audit of PT Infrastruktur Telekomunikasi Indonesia Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
11	Wednesday, February 21, 2024	Audit Closing Meeting of PT Telekomunikasi Indonesia International for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö

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No	Date	Meeting Agenda/Discussion

12	Thursday, February 29, 2024	Audit of Mitratel Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
13	Thursday, February 29, 2024	Audit of PUMK / TJSL Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
14	Friday, March 1, 2024	Audit of Sigma Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
15	Friday, March 1, 2024	Metra Closing Meeting Audit for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
16	Friday, March 8, 2024	Audit of Telkomsel's Closing Meeting for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
17	Monday, March 18, 2024	Discussion of the 2023 Integrated Audit Progress
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
18	Wednesday, March 20, 2024	Audit Closing Meeting of PT Telkom Indonesia for Fiscal Year 2023
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
19	Wednesday, April 17, 2024	Discussion of the First Quarter Financial Statements 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
20	Wednesday, April 24, 2024	Discussion of Management Report & Significant / Critical Issue TW I 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
21	Monday, July 29, 2024	Discussion of Management Report & Significant/Critical Issue & Financial Report TW II 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
22	Thursday, September 19, 2024	Discussion of the PUMK / TJSL Financial Statements for the First Semester of 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
23	Thursday, October 10, 2024	Discussion of Planning & Scoping Integrated Audit 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
24	Tuesday, October 15, 2024	ITGC Remediation Discussion
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
25	Friday, October 18, 2024	CSA discussion with IA and RM
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
26	Thursday, October 24, 2024	Discussion of Management Report & Significant / Critical Issue TW III-2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö

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No	Date	Meeting Agenda/Discussion

27	Wednesday, October 30, 2024	Discussion of the Financial Statements of TW III 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
28	Thursday, November 14, 2024	Discussion of the Progress of Integrated Audit 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		-	Ö	Ö	N/A	Ö	Ö
29	Friday, December 6, 2024	Discussion of the Progress of Integrated Audit 2024
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö
30	December 23, 2024	Discussion of PKAT & PKNAT IA 2025
	Attendance List	BDA	BPSB	WI	ANN	EBS	ES
		Ö	Ö	Ö	N/A	Ö	Ö

Remarks:

BDA	Bono Daru Adji	ANN	Abdi Negara Nurdin
BPSB	Bambang Permadi Soemantri Brodjonegoro	EBS	Emmanuel Bambang Suyitno
WI	Wawan Iriawan	ES	Edy Sihotang

Attendance of the 2024 Audit Committee Meeting

No.	Name	Number of Meetings	Number of Attendance	Attendance Percentage (%)
1.	Bono Daru Adji	30	29	97
2.	Bambang P. S. Brodjonegoro	30	30	100
3.	Wawan Iriawan	30	30	100
4.	Abdi Negara Nurdin*	1	0	0
5.	Emmanuel Bambang Suyitno	30	30	100
6.	Edy Sihotang	30	30	100

Remark:

* Abdi Negara Nurdin attendance until January 19, 2024

AUDIT COMMITTEE’S EDUCATION AND TRAINING

AUDIT COMMITTEE’S EDUCATION AND TRAINING POLICY

To improve the competence and capability of its members, the Telkom Audit Committee consistently participates in education and training programs as mandated by the Financial Services Authority Regulation Number 55/POJK.04/2015 on the Establishment and Implementation Guidelines of the Audit Committee, particularly in Article 7 letter d, as well as the Regulation of the Minister of SOEs Number PER-2/MBU/03/2023 on Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and the Regulation of the Deputy Minister of SOEs for Finance and Risk Management Number SK-3/DKU.MBU/05/2023, dated May 26, 2023, on Technical Guidelines for the Composition and Qualifications of Risk Management Organs within State-Owned Enterprises, which regulates the composition of Integrated Governance Committee members. These provisions emphasize the importance of each member of the Audit Committee having adequate knowledge, both in carrying out supervisory duties and in understanding business risks relevant to the Company's business activities.

Education and Training of Audit Committee in 2024

To improve and develop their competencies, Telkom Audit Committee members regularly participate in various training, seminars, and workshops. The following table presents information on the training that members of the Audit Committee have participated in during 2024.

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Audit Committee Education and Training in 2024

No.	Training Programs	Organizers	City/Country	Date	Participants
1.	Dissemination of the Results of the Study on the Implementation of the First Year of HAU in LAI on the Issuer's Audited Financial Statements for the Fiscal Year 2022	Indonesian Institute of Public Accountants (IAPI) & OJK	Online	January 5, 2024	E. Bambang Suyitno
2.	Finance, Risk Management & Corporate Governance	London Premier Center (LPC)	Barcelona	June 24-28, 2024	E. Bambang Suyitno
3.	Financial Accounting and Detecting Fraud	London Premier Centre	Singapore	July 1-5, 2024	Edy Sihotang
4.	Enhancing Financial Reporting Integrity Through Robust Internal Controls	SPA FEB UI	Online	July 27, 2024	E. Bambang Suyitno
5.	The Strategic Role of the Audit Committee in Realizing a Secure Cyber Domain	Indonesian Audit Committee Association (IKAI)	Jakarta	August 1, 2024	E. Bambang Suyitno
6.	Business Presentation & Storytelling Skills	Foster & Bridge Indonesia	Jakarta and Bogor	5.6, August 14, 2024	1. E. Bambang Suyitno 2. Edy Sihotang
7.	Uncovering Accounting Fraud - Forensic Audit Technology	SPA FEB UI	Online	August 10, 2024	E. Bambang Suyitno
8.	Tips & Tricks for Effective Communication Based on Personality	Institute of Applied Psychology UI	Bogor	August 15, 2024	1. E. Bambang Suyitno 2. Edy Sihotang
9.	Preparation and Evaluation of KPI of the Board of Commissioners	Telkom Corpu	Jakarta	August 19, 2024	1. E. Bambang Suyitno 2. Edy Sihotang
10.	ACIIA Regional Conference	Institute of Internal Auditor (IIA)	Bali	August 28-29, 2024	Edy Sihotang
11.	Strengthening Financial Integrity: Advanced Strategies and Innovations in Anti-Fraud	Financial Services Authority (OJK) Institute	Online	21 September 2024	1. E. Bambang Suyitno 2. Edy Sihotang
12.	Tax Update, PSAK and Sustainability Reporting 2024	Indonesian Institute of Accountants (IAI)	Online	24-25 September 2024	E. Bambang Suyitno
13.	SPI Talk 2024	FKSPI	Bandung	28-29 November 2024	Edy Sihotang
14.	“Fraud & Forensic Investigations” PPL 2 IKAI	Indonesian Audit Committee Association (IKAI)	Jakarta	3 December 2024	E. Bambang Suyitno
15.	Risk Beyond 2024: Sustainable Symphony – Echoes of Change	Enterprise Risk Management Academy (ERMA)	Bali	5-6 December 2024	E. Bambang Suyitno

Remarks:

*	Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in Education and Training of the Board of Commissioners.

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COMMITTEE FOR NOMINATION AND REMUNERATION

The Nomination and Remuneration Committee (KNR) is one of the Committees established by the Board of Commissioners to assist the Board of Commissioners in its supervisory function, especially on nomination and remuneration policies and processes within the Company. In carrying out its duties, KNR acts professionally and independently to ensure that the policies and processes carried out by the Company in the field of nomination and remuneration, both at the level of the Company and its subsidiaries, are in line with the Company's goals and objectives and run in accordance with the principles of good corporate governance and the provisions of applicable laws and regulations.

The establishment and implementation of the duties of the KNR are guided by Financial Service Authority Regulation No. 34/POJK.04/2014 on the Nomination and Remuneration Committee of Issuers or Public Companies, Regulation of the Minister of SOEs No. PER-2/MBU/03/2023 on Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Regulation of the Minister of SOEs Number PER-3/MBU/03/2023 on Organs and Human Resources of State-Owned Enterprises.

To further regulate the establishment and implementation of the KNR's duties, the Resolution of the Board of Commissioners issued Board of Commissioners No. 14/KEP/DK/2024, dated July 23, 2024, contains the Charter of the Nomination and Remuneration Committee.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

Based on the Nomination and Remuneration Committee's Charter Guidelines issued through the Resolution of the Board of Commissioners No. 14/KEP/DK/2024 dated July 23, 2024, KNR Telkom has the following scope, duties, and responsibilities:

1.	For Nomination
	a.	Conduct periodic reviews of the Company's Talent Management System and monitor and evaluate its implementation.
	b.	Evaluate the talent classification system and procedures carried out by the Board of Directors.
c.

Evaluate the position of the subsidiary's assets and income against Telkom parent's assets and income as a basis for proposing candidates for the management of the subsidiary to the GMS/Minister. The evaluation will be carried out no later than one month after the implementation of Telkom's AGMS.

d.

Validate and calibrate the talent proposed by the Board of Directors to the Board of Commissioners/Board of Supervisors (selected talent) to produce a list of talents to be nominated by the Board of Commissioners/Board of Supervisors (nominated talent) to the GMS/Minister.

e.

Evaluate the Candidate for the Company's Deputy who will be proposed as a member of the Board of Directors or the Board of Commissioners of the Company's subsidiaries, before submitting it to the GMS/Minister.

	f.	Evaluate the proposal of the Board of Directors regarding the Company's organizational structure, referring to the principles of good corporate governance
g.

Assisting the Board of Commissioners who co/consult with the Board of Directors in selecting candidates for strategic positions within the Company in accordance with the provisions of the Company's Articles of Association, including the management of subsidiaries and Senior Vice President (SVP) Corporate Secretary.

	h.	Providing recommendations to the Board of Commissioners to be submitted to the Series A Shareholders of Dwiwama regarding:
		1)	Proposed composition of the position of members of the Board of Directors of the Company;
		2)	Candidates for members of the Board of Directors and Commissioners of subsidiaries in accordance with the threshold;

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		3)	Candidates for President Director and President Commissioner of all subsidiaries of the Company.
	i.	To formulate policies and criteria needed in the nomination process for candidates for members of the Board of Directors, including the management of the Company's subsidiaries.

2.	For Remuneration
a.

To provide recommendations to the Board of Commissioners to be submitted to the GMS through the Series A Shareholders of Dwiwarna regarding the policy, amount and/or structure of the remuneration of the Board of Directors and the Board of Commissioners by paying attention to:

		1)	Remuneration applicable in the telecommunications industry;
		2)	Duties, responsibilities and authorities of members of the Board of Directors and/or the Board of Commissioners to achieve the Company's objectives and performance;
		3)	Performance targets for each member of the Board of Directors and Board of Commissioners;
b.

Propose remuneration of the Board of Directors and the Board of Commissioners in the form of salaries or honorariums, fixed allowances and facilities as well as variable incentives to the Board of Commissioners at least once a year.

	c.	Evaluate the proposed indicators and performance evaluation (Key Performance Indicator) of the Board of Commissioners.
	d.	Prepare a proposal for an individual performance evaluation system (Individual Key Performance Indicator) for members of the Board of Directors.
	e.	Compile and monitor the implementation of Performance Achievement Indicators (KPIs) both Collegial KPIs and Individual KPIs of the Board of Directors.
f.

Convey the progress of the realization of Collegial Performance Indicators (KPIs) and Individual KPIs of the Board of Directors to the Shareholders/Ministers in accordance with the provisions of laws and regulations.

	g.	Evaluate the remuneration policy for employees who require approval/response from the Board of Commissioners.
	h.	Prepare a proposal for a competency development program for Members of the Board of Directors and/or Members of the Board of Commissioners.

Specifically for the implementation of the submission of proposals for the Company's representatives who are placed as Subsidiaries administrators, it is carried out in accordance with the Letter of the Minister of SOEs No. S.675/MBU/10/2018 dated October 18, 2018, regarding the Approval of Proposals, Limitations, and/or Authority Criteria of the Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk. In the Letter, the division of approval authority regarding the submission of proposals for the Company's representatives who are placed as administrators of the Company's Subsidiaries is carried out.  as follows:

1.	Authority of the Board of Commissioners and Shareholders of Series A Dwiwarna Covering the submission of proposals for filling:
	a.	President Director and President Commissioner of the Company's Subsidiaries.
	b.	The Company's Board of Directors (Directors and Commissioners), with total assets ≥ 50% of the total assets of the Parent and/or the Subsidiary's revenue ≥ 50% of the Parent' s revenue.
2.

Authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk

Includes the submission of proposals to fill the positions of Director (other than President Director) and members of the Board of Commissioners (other than President Commissioner) in the Company's Subsidiaries with total assets < 50% of the total assets of the Parent Company and/or Subsidiaries with < 50% of the total revenue of the Parent Company.

As the implementation of the provisions in the Letter of the Minister of SOEs Number S.675/MBU/10/2018, dated October 18, 2018, KNR in 2024 conducted 16 Feasibility and Compliance Tests for 16 management positions (target positions) with 18 candidates in 6 subsidiaries.

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KNR’S COMPOSITION

Financial Service Authority Regulation No. 34/POJK.04/2015 regarding the Committee for Nomination and Remuneration of Issuers or Public Companies stipulates that the number of KNR members is at least 3 people, with one Independent Commissioner who doubles as a member and Chair of the KNR and the other 2 members can come from members of the Board of Commissioners, parties from outside the Company, as well as management under the Board of Directors referring to these provisions, and Regulation of the Minister of SOE No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and No. PER-3/MBU/03/2023 dated March 20, 2023, regarding Organs and Human Resources of State-Owned Enterprises Country, Telkom's Board of Commissioners issued Resolution of the Board of Commissioners Number 05/KEP/DK/2024 dated February 6, 2024, which stipulates the membership composition of Telkom's KNR as follows:

Committee for Nomination and Remuneration’s Composition as of December 31, 2024

Position	Name and Double Position Status	Basis of Appointment	Terms of Service
Chairman	Wawan Iriawan Independent Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

June 8, 2021 - Present
Members	Arya Mahendra Sinulingga Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024	June 8, 2021 - Present
Ismail Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019, May 29, 2019, and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Mei 29, 2019 - Present
Marcelino Rumambo Pandin Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated May 29, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Mei 29, 2019 - Present
Rizal Mallarangeng Commissioner

Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

June 29, 2020 - Present
	Silmy Karim Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023, uupdate based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024	June 27, 2023 - Present

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COMMITTEE FOR NOMINATION AND RENUMERATION MEMBER’S PROFILE WHO ARE ALSO MEMBERS OF THE BOARD OF COMMISSIONERS’

Wawan Iriawan

Chairman of Committee for Nomination and Remuneration

o
Age	61 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2018	Doctoral degree in Law, Universitas Padjadjaran, Indonesia
	• 2005	Master degree in Law, Universitas Padjadjaran, Indonesia
	• 1989	Bachelor degree in Law, Universitas Jenderal Soedirman, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Concurrent Positions	No concurrent positions held
Work Experiences	• 1999 - 2000	Managing Partner, Iriawan & Co
Professional Certifications	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)

Arya Mahendra Sinulingga

Member of Committee for Nomination and Remuneration

Age	54 years old
Citizenship	Indonesian
Domicile	Tangerang, Indonesia
Educational Background	1995	Bachelor degree in Civil Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021, updated based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024
Concurrent Positions	• 2024	Chairman of the North Sumatera PSSI Provincial Association
	• 2023	Member of the Executive Committee of the Indonesian Football Association (PSSI)
	• 2021	General Secretary, Institut Teknologi Bandung Alumni Association
	• 2021	Advisory Board for the Central Board of the Indonesian Engineers Association
	• 2020	Member of the Board of Trustees, North Sumatera University
	• 2019	Special Staff III, The Minister of State-Owned Enterprises (SOE)
Work Experiences	• 2019 - 2021	Commissioner, PT INALUM
	• 2018 - 2019	Corporate Secretary Director, PT MNC Tbk
	• 2017 - 2018	President Commissioner, PT MNC Infotainment
	• 2015 - 2018	President Director, PT IDX Channel
	• 2015 - 2018	Deputy Director, iNews TV
	• 2014 - 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2014 - 2019	News Director, PT MNC Tbk
	• 2014 - 2018	Director, PT MCI
	• 2014 - 2015	Director, PT MNC Investama Tbk
	• 2014 - 2015	Editor-in-Chief, RCTI
	• 2011 - 2014	Editor-in-Chief, Global TV
	• 2010 - 2018	News Director & Corporate Secretary, Global TV
	• 2010 - 2014	Corporate Secretary, PT MNC Tbk
	• 2008 - 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2008 - 2014	Corporate Secretary, PT Global Mediacom Tbk
	• 2007 - 2015	Corporate Secretary, PT MNC Sky Visison
	• 2004 - 2007	Member, North Sumatra Regional Indonesian Broadcasting Commission

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	• 2001 - 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province
	• 1995 - 2001	Drainage & Marine Consultant, Bandung
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

Ismail

Member of Committee for Nomination and Remuneration

Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia
	• 1999	Master’s degree in electrical engineering, Universitas Indonesia, Indonesia
	• 1993	Bachelor’s degree in physics engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No. 06/KEP/DK/2019, May 29, 2019, and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Concurrent Positions	• 2025	General Secretary of the Ministry of Communication and Digital
Work Experiences	• 2023 - 2025	Chairman of MASTEL Supervisory Board
	• 2021 - 2023	Acting. Director General of Post and Information Technology, Ministry of Communication and Information Technology
	• 2018 - 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	• 2016 - 2025	Director General of Post and Information Resources and Devices, Ministry of Communication and Information of the Republic of Indonesia
	• 2014 - 2016	Director of PPKU Telecommunications/Broadband Development, Ministry of Communication and Information of the Republic of Indonesia
	• 2012 - 2014	Director of Telecommunications, Directorate General of Post and Information Technology, Ministry of Communication and Information Technology of the Republic of Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)
	• 2012	Computer Emergency Response Team (CERT), Carnegie Mellon - USA
	• 2010	Certified Information System Security Professional (CISSP), INIXINDO
	• 2010	Certified Data Center Professional (CDCP), INIXINDO
	• 2010	Certified Information Technology Manager (CITM), INIXINDO

Marcelino Rumambo Pandin

Member of Committee for Nomination and Remuneration

Age	59 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia
	• 2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	• 2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD) London, United Kingdom

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	• 1999	Master of Philosophy, Judge Business School University of Cambridge, United Kingdom
	• 1991	Bachelor degree in Architectural Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated May 29, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Concurrent Positions	No concurrent positions held
Work Experiences	• 2018 - 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France
	• 2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific
Professional Certification	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Certification in Audit Committee Practices (CACP)
	• 2015	The Company Directors' Course (CDC)
	• 2014	The Company Directors' Course (CDC)

Rizal Mallarangeng

Member of Committee Nomination and Remuneration

Age	60 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2000	Doctoral Comparative Politics, Ohio State University, United States of America
	• 1994	Magister Comparative Politics, Ohio State University, United States of America
	• 1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024

Concurrent Positions	2020	Commissioner, PT Energi Mega Persada
Work Experiences	• 2001 - 2020	Executive Director, Freedom Institute
	• 2016	Founder, Freedom Corp
	• 2009	Founder, Fox Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

Silmy Karim

Member of Committee for Nomination and Remuneration

Age	50 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	• 2012	Advance Security, George C. Marshall European Center for Security Studies, Germany
	• 2012	NATO School, Germany
	• 2012	National and International Defense, United States of America
	• 2010	Georgetown University, GLS, Washington D.C, United States of America
	• 2007	Master degree in Economics, Universitas Indonesia, Indonesia
	• 1997	Bachelor degree in Economics, Universitas Trisakti, Indonesia

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Basis of Appointment	Resolution of the Board of Commissioners No. 07/KEP/DK/2023 dated June 27, 2023, uupdate based on Resolution of the Board of Commissioners No. 05/KEP/DK/2024 dated Februari 6, 2024
Concurrent Positions	• 2024	Deputy Minister of Immigration and Community
Work Experiences	• 2023 - 2024	General Director of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
	• 2018 - 2023	President Director, PT Krakatau Steel (Company) Tbk
	• 2016 - 2019	Commissioner, PT GE Power Solution Indonesia
	• 2016 - 2018	President Director, PT Barata Indonesia (Persero)
	• 2015 - 2016	President Commissioner, MAN Diesel & Turbo Indonesia
	• 2014 - 2016	President Director, PT Pindad (Persero)
	• 2011 - 2014	Commissioner, PT PAL Indonesia (Persero)
	• 2010 - 2011	Special Advisor to the Indonesian Investment Coordinating Board
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

KNR’S INDEPENDENCE

In carrying out their duties, each KNR member has fulfilled the independence aspect in accordance with the terms and conditions applicable in Financial Services Authority Regulation No. 34/POJK.04/2014 regarding Committees for Nomination and Remuneration of Issuers or Public Companies, Regulation of the Minister of SOEs No. PER-3/MBU/03/2023 on Organs and Human Resources of State-Owned Enterprises, and Resolution of the Board of Commissioners No. 14/KEP/DK/2024 dated July 23, 2024 on the Charter of the Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

In 2024, KNR will carry out the following activities:

1.Committee Meeting, which includes:
a.	KNR Internal Meeting, as many as 3 times, which included discussions on i) Changes to the 2024 Collegial Board of Directors KPI targets, InfraCo Candidate updates, Pefindo updates, ii) Telkom Top Talent 2024, and iii) 2024 Collegial Board of Directors KPIs.
b.	Committee Meeting with external parties, with the following agenda details:
i.	Organizational changes, 2 times, each for i) Directorate of Human Capital Management and Directorate of Finance and Risk Management, ii) Corporate Communication & Investor Relations.
ii.	Discussion of transformation progress 4 times, namely for Quarter I, II, III 2024 and B2B Strengthening.
iii.	The discussion of the progress of subsidiary streamlining was carried out 2 times, namely for the first and second quarters of 2024.
iv.	Infraco manning 1 time.
v.	Discussion of KPI proposals for the Collegial Board of Directors, 3 times, including 1 time with the Ministry of SOEs
vi.	Submission of CEO salary survey results by Independent Consultants, 1 time.
vii.	Remuneration was discussed 2 times, namely i) the 2023 tantiem proposal and 2024 remuneration, and ii) the 2025 remuneration budget of the Company's management.
viii.	LTI consultation with the Ministry of SOEs.
c.	The meeting was held in the context of the Feasibility and Propriety Test, which was held through 4 meetings which included 16 feasibility and propriety tests for filling 16 positions in 6 subsidiaries, namely PT Sigma Cipta Caraka, PT Multimedia Nusantara, PT Graha Sarana Duta, PT Infrastruktur Telekomunikasi Indonesia, PT Telkom Data Ecosystem, and PT Telekomunikasi Indonesia International.

(A more detailed explanation of the KNR meeting can be seen in the KNR Meeting section).

2.	Monitoring the development of FMCs in Telkom Regional I (January 29-30, 2024), Telkom Regional II (February 22-23, 2024), Telkom Regional V (March 4-5, 2024), Telkom Regional III (March 25, 2024), Telkom Regional IV (May 21, 2024), Telkom Regional VI (July 2-3, 2024), Telkom Regional V (formerly Telkom Regional VII, December 10, 2024).

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KNR’S MEETING POLICY

Based on OJK Regulation Number 34/POJK.04/2014 regarding the Nomination and Remuneration Committee, KNR meetings must be held at least once every 4 (four) months. However, the Charter of the Nomination and Remuneration Committee issued through the Resolution of the Board of Commissioners Number 14/KEP/DK/2024 dated July 23, 2024, outlines that the KNR meeting must be held at least once every 2 (two) months.

KNR’S MEETINGS

During 2024, KNR Telkom has conducted Committee meetings, including circular resolutions as many as 24  times

Agenda and Attendance of KNR Meeting

No	Date	Meeting Agenda/Discussion
1	Monday, January 8, 2024	Organizational Change in HCM and KMR
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	✓	✓	✓	✓	✓	✓
2	Tuesday, January 9, 2024	Propriety and Feasibility Test (UKK) of Business & Sales Director of PT Sigma Cipta Caraka
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	-	✓	✓	✓	✓	✓
3	Thursday, January 18, 2024	Transformation in the First Quarter of 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	✓	-	✓	✓	✓	-
4	Monday, February 12, 2024	Infraco Manoeuvring
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
5	Tuesday, February 20, 2024	1. Changes in KNR Collegial KPI Targets in 2024 2. Infraco Board of Directors Candidate Update 3. Update Pefindo 4. Proposed Statement Letter of the Board of Directors
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
6	Monday, February 26, 2024	Subsidiary Streamlining Triwulan I 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	-	-
7	Thursday, February 29, 2024	KPI of the 2024 Collegial Board of Directors
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	N/A	✓	✓	✓	✓	✓
8	Friday, March 1, 2024	Top Talent Telkom 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
9	Tuesday, March 5, 2024	Propriety and Feasibility Test (UKK) of Infraco's Board of Directors
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	-	✓
10	Wednesday, March 13, 2024	Discussion of the 2024 Collegial Board of Directors KPI Proposal
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		√	N/A	√	√	√	√	√
11	Thursday, March 14, 2024	Telkom Collegial KPI Consultation in 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	-	-	✓	✓

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No	Date	Meeting Agenda/Discussion
12	Tuesday, April 2, 2024	Submission of CEO Salary Survey Results by Korn Ferry Consultant
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	-	✓	✓
13	Thursday, April 4, 2024	Proposed Tantiem 2023 and Remuneration 2024 of the Company's Management
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
14	Thursday, April 4, 2024	Submission of KPI of Individual Directors 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
15	Monday, May 13, 2024

Propriety and Feasibility Test (UKK)

1.
President Director of PT Multimedia Nusantara;
2.
Director of Business & Digital Transformation of PT Multimedia Nusantara;
3.
President Director PT Graha Sarana Duta;
4.
Director of Finance & Risk Management of PT Graha Sarana Duta;
5.
President Director of PT Sigma Cipta Caraka;

	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
16	Tuesday, May 14, 2024

Propriety and Feasibility Test (UKK)

1.
President Director of PT Infrastruktur Telekomunikasi Indonesia;
2.
Director of Finance and Risk Management of PT Telkom Data Ecosystem;
3.
Director of Delivery and Operation PT Sigma Cipta Caraka;
4.
Director of Technology of PT Telekomunikasi Indonesia International.

	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	-	✓	✓	✓	✓
17	Tuesday, May 21, 2024	Transformation in the Second Quarter of 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	-	-	✓
18	Monday, May 27, 2024	Subsidiary Streamlining Triwulan II 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	-	✓
19	Tuesday, July 16, 2024	Organizational Transformation and B2B Strengthening
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	-
20	Wednesday, August 7, 2024	TW III Transformation Update in 2024
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
21	Wednesday, August 21, 2024	Discussion of Proposed Corporate Communication & Investor Relations Transformation
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	-	✓	✓	✓
22	Monday, November 11, 2024	Discussion of the Company's Management Remuneration Budget for 2025
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
23	Thursday, November 14, 2024	KPI Consultation for Telkom Collegial Directors in 2024 Ministry of SOEs
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓
24	Tuesday, November 26, 2024	Long Term Incentive (LTI) Consultation with the Ministry of SOEs
	Attendance list	WI	ANN	AMS	IS	MRP	RM	SK
		✓	N/A	✓	✓	✓	✓	✓

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Remark:

WI	Wawan Iriawan	MRP	Marcelino Rumambo Pandin
AMS	Arya Mahendra Sinulingga	RM	Rizal Malarangeng
IS	Ismail	SK	Silmy Karim
ANN	Abdi Negara Nurdin

Committee for Nomination and Remuneration’s Meeting Attendance in 2024

No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance (%)
1.	Wawan Iriawan	24	24	100%
2.	Arya Mahendra Sinulingga	24	22	92%
3.	Ismail	24	22	92%
4.	Marcelino Rumambo Pandin	24	21	88%
5.	Rizal Mallarangeng	24	20	83%
6.	Silmy Karim	24	22	92%
7.	Abdi Negara Nurdin*	3	2	67%

Remark:

* Abdi Negara Nurdin attendance until January 19, 2024

POLICIES AND IMPLEMENTATION OF SUCCESSION OF DIRECTORS

The succession mechanism of the SOE Board of Directors is regulated in the Regulation of the Minister of SOEs Number PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises. Based on the Regulation of the Minister of SOEs, the Board of Directors of SOEs submits the List of Selected Talents (selected talent) to the Board of Commissioners, which is then based on the evaluation of the List of Selected Talents carried out by the Board of Commissioners with the assistance of KNR to the Board of Directors who are currently in office, the Board of Commissioners will send the results of the evaluation as Nominated Talent to the Chairman of the Telecommunication and Media Services Cluster which in the 2024 period will be held by President Commissioner of PT Telekomunikasi Indonesia (Persero) Tbk. Furthermore, the Chairman of the Telecommunication and Media Services Cluster submitted the List of Nominated Talents from all members of the Telecommunication and Media Services Cluster to the Minister of SOEs.

KNR with reference to the Guidelines for the Implementation of the Work of the Nomination and Remuneration Committee whose preparation is guided by the Regulation of the Minister of SOEs above, in the process of succession of the SOE Board of Directors carries out the following matters:

a.	Conduct periodic reviews of the Company's Talent Management System as well as monitoring and evaluation of its implementation.
b.	Evaluate the talent classification system and procedures carried out by the Board of Directors.
c.	Validate and calibrate the talent proposed by the Board of Directors to the Board of Commissioners (selected talent) to produce a list of talents that will be nominated by the Board of Commissioners (nominated talent) to be proposed in the GMS/Minister.
d.	Providing recommendations to the Board of Commissioners to be submitted to the Series A Shareholders Dwiwama regarding the proposed composition of the positions of members of the Company's Board of Directors.
e.	Develop policies and criteria needed in the nomination process for prospective members of the Board of Directors.

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REMUNERATION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

The provision of remuneration for members of Telkom's Board of Commissioners and Board of Directors is prepared in accordance with the Regulation of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises and then followed up with the Resolution of the Board of Commissioners Number 03/KEP/DK/2024 regarding the Income of Members of the Board of Directors and Board of Commissioners. Guided by the provisions mentioned above, the remuneration of the Board of Commissioners has components consisting of:

1.	Honorarium
2.	Allowances, which consist of:
	a.	Holiday allowance;
	b.	Transportation allowance; and
	c.	Retirement insurance.
3.	Facilities, which consist of:
	a.	Health facilities; and
	b.	Legal aid facilities.
4.	Tantiem/Performance Incentives/Special Incentives
5.	Long Term Incentive/LTI

The remuneration for members of the Board of Directors has components consisting of:

1.	Honorarium
2.	Allowances, which consist of:
	a.	Holiday allowance;
	b.	Housing allowance; and
	c.	Retirement insurance.
3.	Facilities, which consist of:
	a.	Health facilities;
	b.	Vehicle facilities; and
	c.	Legal aid facilities.
4.	Tantiem/Performance Incentives/Special Incentives
5.	Long Term Incentive/LTI

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Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners and Board of Directors are explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2.	If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner and the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration framework referred to to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioners and the Board of Directors to GMS.
5.

The GMS can give the authority and power to the Board of Commissioners, with the prior approval of Series A Dwiwarna Shareholders to determine the remuneration for Board of Commissioners and the Board of Directors.

In 2023, the Minister of SOE issued Regulation of the Minister of State-Owned Enterprises No. Per-3/MBU/03/2023 regarding Organs and Human Resources of State-Owned Enterprises (Permen 3 SOE). Telkom has confirmed the implementation of Permen 3 SOE in Telkom areas through the GMS Resolution for the 2022 financial year. One of the things regulated in the PERMEN 3 SOE is the provision for postponing the payment of part of the tantiem, and Long-Term Incentive (LTI) to the Board of Directors and Board of Commissioners.

REMUNERATION ACCEPTANCE OF THE BOARD OF COMMISSIONERS

The total remuneration paid by Telkom to all Board of Commissioners who served in 2024, and the previous period was Rp109,481 billion. The following table presents details of the Board of Commissioners' remuneration in 2024.

Board of Commissioners Remuneration Recapitulation for 2024

No	Name	Position	Salary	Religious Holiday Allowance (THR)	Transport Allowance	Tantiem Financial Year 2023	Total
			Rp
1	Bambang P.S. Brodjonegoro	President Commissioner/ Independent Commissioner	2,397,600,000	199,800.000	479.520.000	9.591.947.066	12.668.867.066
2	Wawan Iriawan	Independent Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
3	Bono Daru Adji	Independent Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
4	Marcelino Rumambo Pandin	Independent Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
5	Ismail	Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
6	Isa Rachmatarwata	Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
7	Arya Mahendra Sinulingga	Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
8	Arya Mahendra Sinulingga	Commissioner	2.,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
9	Silmy Karim	Commissioner	2.157.840.000	179.820.000	431.568.000	5.012.438.252	7,781,666,252
10	Abdi Negara Nurdin (1)	Independent Commissioner	179,820,000	0	35,964,000	9,001,292,324	9,217,076,324
TOTAL			19,840,140,000	1,638,360,000	3,968,028,000	84,034,944,162	109,481,472,162

Remarks:

*	All remuneration of the Board of Commissioners are included tax.
1)	Honorarium and transportation allowances for January 2024

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REMUNERATION ACCEPTANCE OF THE BOARD OF DIRECTORS

The total remuneration paid by Telkom to all Board of Directors who served in 2024, and the previous period was Rp206,383 billion. The following table presents details of the Board of Directors’ remuneration in 2024.

Board of Directors’ Recapitulation of Remuneration 2024

No	Directors	Position	Honorarium	Religious Holiday Allowance	Housing Allowance	Tantiem Financial Year 2023	Total
			Rp billion
1	Ririek Adriansyah	President Director	5,328,000,000	444,000,000	300,000,000	21,315,437,925	27,387,437,925
2	Herlan Wijanarko	Director of NITS	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
3	Bogi Witjaksono	Director of WINS	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
4	FM Venusiana R.	Director of EBIS	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
5	Heri Supriadi	Director of KMR	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
6	Afriwandi	Director of HCM	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
7	Budi Setyawan Wijaya	Director of SP	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
8	Muhamad Fajrin Rasyid	Director of DB	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
9	Honesti Basyir1)	Director of GBD	4,528,800,000	377,400,000	300,000,000	10,519,932,136	15,726,132,136
Total			41,558,400,000	3,463,200,000	2,700,000,000	158,662,225,713	206,383,825,713

Remarks:

*	All remuneration of the Board of Directors are included tax.

1) Tantiem for the period of May 30 to December 31, 2023.

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COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom has a Planning and Risk Evaluation and Monitoring Committee (KEMPR), which is tasked with supporting the Board of Commissioners in evaluating and monitoring the company's planning and risk management in achieving the quantitative and qualitative targets of the Company's Budget Work Plan (RKAP), Corporate Strategic Scenario (CSS) and the Company's Long Term Plan (RJPP), monitoring the performance and financial health of subsidiaries and assisting the Board of Commissioners in reviewing the proposed strategic plan of the Company. This step aligns with the Company's efforts to continuously improve the planning quality and ensure the effectiveness of risk management implementation in all its operational activities.

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

KEMPR's duties and responsibilities are regulated in the Committee for Risk and Planning Monitoring and Evaluation Charter, which is established based on Resolution of Board of Commissioners No. 12/KEP/DK/2024 dated July, 9, 2024, regarding Work Implementation Guidelines (Charter) for the Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk. The guidelines regulate which are:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership;
3.	Duties, responsibilities, and authority KEMPR;
4.	The scope of work;and
5.	Meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of KEMPR in helping the Board of Commissioners oversee the course of the Company which are:

1.	Conduct a comprehensive evaluation of the proposed Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP, CSS, and RKAP to assess whether the implantation is in line with the target of RJPP, CSS, and RKAP which has been approved by the Board of Commissioners; and
3.	Monitoring the implementation of enterprise risk management and project risk management, especially for projects whose implementation is through the approval of the Board of Commissioners.

KEMPR’S COMPOSITION

Based on the Resolution of the Board of Commissioners No. 11/KEP/DK/2024 dated July 9, 2024, regarding the Membership of the Evaluation and Monitoring Committee for Corporate Risk Planning of the Company (Persero) PT Telekomunikasi Indonesia Tbk, the composition of KEMPR members is as follows:

KEMPR Member Composition as of December 31, 2024

Position	Name and Status of Concurrent Positions	Basis of Appointment	Term of Service
Chairman	Arya Mahendra Sinulingga Commissioner

Resolution of the Board of Commissioners No 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 8, 2021 - Present
Member	Bambang P. S. Brodjonegoro President Commissioner/Independent Commissioner

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 8, 2021 - Present

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Position	Name and Status of Concurrent Positions	Basis of Appointment	Term of Service
Bono Daru Adji Independent Commissioner

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 8, 2021 - Present
Isa Rachmatarwata Commissioner

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 8, 2021 - Present
Ismail Commissioner

Resolution of the Board of Commissioners Number 05/KEP/DK/2019 dated May 29, 2019 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

May 29, 2019 - Present
Rizal Mallarangeng Commissioner

Resolution of the Board of Commissioners Number 11/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 29, 2020 - Present
Silmy Karim Commissioner

Resolution of the Board of Commissioners Number 06/KEP/DK/2023 dated June 27, 2023 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

June 27, 2023 - Present
	Siswa Rizali Independent Members	Resolution of the Board of Commissioners Number 09/KEP/DK/2021 dated August 2, 2021 and updated with Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.	August 2, 2021 - Present
	Janson Independent Members	Resolution of the Board of Commissioners Number 01/KEP/DK/2023 dated March 20, 2023 and updated with the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.	March 20, 2023 - Present

KEMPR’S MEMBER PROFILE WHO ARE ALSO MEMBER OF THE BOARD OF COMMISSIONERS’S MEMBER

Arya Mahendra Sinulingga

Chairman of Committee for Planning and Risk Evaluation and Monitoring

Age	54 years old
Citizenship	Indonesian
Domicile	Tangerang, Indonesia
Educational Background	1995	Bachelor degree in Civil Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners No 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

Concurrent Positions	• 2024	Chairman of the North Sumatra PSSI Provincial Association
	• 2023	Member of the Executive Committee of the Indonesian Football Association (PSSI)
	• 2021	General Secretary, Institut Teknologi Bandung Alumni Association
	• 2021	Advisory Board for the Central Board of the Indonesian Engineers Association
	• 2020	Member of the Board of Trustees, North Sumatera University
	• 2019	Special Staff III, The Minister of State-Owned Enterprises (SOE)
Work Experiences	• 2019 - 2021	Commissioner, PT INALUM

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	• 2018 - 2019	Corporate Secretary Director, PT MNC Tbk
	• 2017 - 2018	President Commissioner, PT MNC Infotainment
	• 2015 - 2018	President Director, PT IDX Channel
	• 2015 - 2018	Deputy Director, iNews TV
	• 2014 - 2019	President Commissioner, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2014 - 2019	News Director, PT MNC Tbk
	• 2014 - 2018	Director, PT MCI
	• 2014 - 2015	Director, PT MNC Investama Tbk
	• 2014 - 2015	Editor-in-Chief, RCTI
	• 2011 - 2014	Editor-in-Chief, Global TV
	• 2010 - 2018	News Director & Corporate Secretary, Global TV
	• 2010 - 2014	Corporate Secretary, PT MNC Tbk
	• 2008 - 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly)
	• 2008 - 2014	Corporate Secretary, PT Global Mediacom Tbk
	• 2007 - 2015	Corporate Secretary, PT MNC Sky Visison
	• 2004 - 2007	Member, North Sumatra Regional Indonesian Broadcasting Commission
	• 2001 - 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatera Province
	• 1995 - 2001	Drainage & Marine Consultant, Bandung
Professional Certification	2023	Qualified Risk Governance Professional (QRGP)

Bambang Permadi Soemantri Brodjonegoro

Member of Committee for Planning and Risk Evaluation and Monitoring

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1997	Ph.D, University of Illinois at Urbana Champaign, United States of America
	• 1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America
	• 1990	Bachelor degree in Economics, Universitas Indonesia, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

Concurrent Positions	• 2024	Special Advisor to the President for Economic and National Development
	• 2021	President Commissioner, PT Bukalapak Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
	• 2021	Independent Commissioner, PT Astra International Tbk
	• 2021	Independent Commissioner, PT Indofood Tbk
	• 2021	Commissioner, PT Combiphar
Work Experiences	• 2022 - 2024	President Commissioner, PT Prudential Syariah
	• 2021 - 2025	Independent Commissioner, PT TBS Energi Utama Tbk*
	• 2021 - 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 - 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia
	• 2016 - 2019	Minister of National Development Planning of Republic of Indonesia
	• 2014 - 2016	Minister of Finance of Republic of Indonesia
	• 2013 - 2014	Vice Minister of Finance of the Republic of Indonesia
Professional Certifications	2021	Qualified Risk Governance Professional (QRGP)

* Resigned on March 7th, 2025

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Bono Daru Adji

Member of Committee for Planning and Risk Evaluation and Monitoring

Age	56 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor degree in Law, Universitas Trisakti, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024

Concurrent Positions	• 2023	Member of the Ethics Committee of the Indonesian Football Association
	• 2022 - 2025	Member of the Management Board of the Indonesian Audit Committee Association
	• 2017	Managing Partner, Assegaf Hamzah & Partners
Work Experiences	• 2019 - 2022	Disciplinary Committee, PT Bursa Efek Indonesia
	• 2018 - 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Himpunan Konsultan Hukum Pasar Modal - HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)

Isa Rachmatarwata

Member of Committee for Planning and Risk Evaluation and Monitoring

Age	58 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	• 1994	Master of Mathematic, Actuarial Science, University of Waterloo, Canada
	• 1990	Bachelor degree in Department of Mathematics and Natural Sciences, Institut Teknologi Bandung, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 07/KEP/DK/2021 dated June 8, 2021 and was updated several times with the latest changes based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

Concurrent Positions	2021	Director General of Budget, Ministry of Finance of the Republic of Indonesia
Work Experiences	• 2017 - 2021	Director, General of State Assets, Ministry of Finance of the Republic of Indonesia
	• 2013 - 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia
	• 2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia
	• 2006 - 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2020	Fellow of the Society of Actuaries of Indonesia (FSAI)
	• 1993	Associate of the Society of Actuaries (ASA)

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Ismail

Member of Committee for Planning and Risk Evaluation and Monitoring

1 - 2023
Age	55 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	• 2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia
	• 1999	Master degree in Electrical Engineering, Universitas Indonesia, Indonesia
	• 1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 05/KEP/DK/2019 dated May 29, 2019 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024

Concurrent Positions	• 2025	General Secretary of the Ministry of Communication and Digital
Work Experiences	• 2023 -2025	Chairman of the Supervisory Board of MASTEL
	• 2021 -2023	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia
	• 2018 - 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI)
	• 2016 - 2025	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia
	• 2014 - 2016	Director of PPKU Telecommunications/Broadband Development, Ministry of Communication and Information of the Republic of Indonesia
	• 2012 - 2014	Director of Telecommunications, Directorate General of Post and Information Technology, Ministry of Communication and Information Technology of the Republic of Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Professional Level, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Advanced Level, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2021	Certification in Audit Committee Practices (CACP)
	• 2012	Computer Emergency Response Team (CERT), Carnegie Mellon - USA
	• 2010	Certified Information System Security Professional (CISSP), INIXINDO
	• 2010	Certified Data Center Professional (CDCP), INIXINDO
	• 2010	Certified Information Technology Manager (CITM), INIXINDO

Rizal Mallarangeng

Member of Committee for Planning and Risk Evaluation and Monitoring

Age	60 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	• 2000	Doctoral Comparative Politics, Ohio State University, United States of America
	• 1994	Magister Comparative Politics, Ohio State University, United States of America
	• 1990	Bachelor degree in Communication Science, Universitas Gadjah Mada, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 11/KEP/DK/2020 dated June 29, 2020 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

Concurrent Positions	2020	Commissioner, PT Energi Mega Persada
Work Experiences	• 2001 - 2020	Executive Director, Freedom Institute
	• 2016	Founder, Freedom Corp

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	• 2009	Founder, Fox Indonesia
	• 2008 - 2012	Director of IT System Operation, Financial Transaction Report and Analysis Center (PPATK)
Professional Certifications	2023	Qualified Risk Governance Professional (QRGP)

Silmy Karim

Member of Committee for Planning and Risk Evaluation and Monitoring

Age	50 years old
Citizenship	Indonesian
Domicile	Jakarta, Indonesia
Educations	• 2014	Defense Management, Naval Postgraduate School (NPS), United States of America
	• 2012	Advance Security, George C. Marshall European Center for Security Studies, Germany
	• 2012	NATO School, Germany
	• 2012	National and International Defense, United States of America
	• 2010	Georgetown University, GLS, Washington D.C, United States of America
	• 2007	Master degree in Economics, Universitas Indonesia, Indonesia
	• 1997	Bachelor degree in Economics, Universitas Trisakti, Indonesia
Basis of Appointment

Resolution of the Board of Commissioners Number 06/KEP/DK/2023 dated June 27, 2023 and updated several times with the latest amendments based on the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.

Concurrent Positions	• 2024	Deputy Minister of Immigration and Community
Work Experiences	• 2023 - 2024	General Director of Immigration of the Republic of Indonesia, Ministry of Law and Human Rights
	• 2018 - 2023	President Director, PT Krakatau Steel (Company) Tbk
	• 2016 - 2019	Commissioner, PT GE Power Solution Indonesia
	• 2016 - 2018	President Director, PT Barata Indonesia (Persero)
	• 2015 - 2016	President Commissioner, MAN Diesel & Turbo Indonesia
	• 2014 - 2016	President Director, PT Pindad (Persero)
	• 2011 - 2014	Commissioner, PT PAL Indonesia (Persero)
	• 2010 - 2011	Special Advisor to the Indonesian Investment Coordinating Board
Professional Certification	2023	Qualified Risk Governance Professional (QRGP)

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’S MEMBER

Siswa Rizali Member of Committee for Planning and Risk Evaluation and Monitoring
Age 52 years old	Citizenship Indonesian	Domicile South Tangerang, Indonesia
Educational Background
2002	Master of Social Sciences (Economics), National University of Singapore, Singapura.
1996	Bachelor Degree in Economics, Universitas Indonesia, Indonesia.
Basis of Appointment
Resolution of the Board of Commissioners Number 09/KEP/DK/2021 dated August 2, 2021 and updated with Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.
Term of Office
August 2, 2021 - present.
Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, as well as supervising the implementation of Telkom's enterprise risk management and project risk management, especially for projects whose implementation is approved by the Board of Commissioners..

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Work Experience
2021 - Present	Member of Committee for Planning and Risk Evaluation and Monitoring (KEMPR)
2019 - 2021	Investment and Placement Committee, Badan Pengelola Keuangan Haji.
2015 - 2018	Director of Investment, PT Asanusa Asset Management.
Professional Certifications
2024	Chartered Accountant, Ikatan Akuntan Indonesia
2024	Certificate in Accounting, Finance Business (CAFB) Level Lanjutan, Ikatan Akuntan Indonesia
2024	Certificate in Accounting, Finance Business (CAFB) Level Profesional, Ikatan Akuntan Indonesia

Janson Member of Committee for Planning and Risk Evaluation Monitoring
Age 52 years old	Nationality Indonesia	Domicile South Tangerang, Indonesia
Education Background
1998	Bachelor of Science, Finance, University of Maryland, College Park, U.S.A.
Basis of Appointment
Resolution of the Board of Commissioners Number 01/KEP/DK/2023 dated March 20, 2023 and updated with the Resolution of the Board of Commissioners Number 11/KEP/DK/2024 dated July 9, 2024.
Term of Office
March 20, 2023 – present
Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, as well as supervising the implementation of Telkom's enterprise risk management and project risk management, especially for projects whose implementation is approved by the Board of Commissioners.

Work Experience
2023 - present	Member of Committee for Planning and Risk Evaluation and Monitoring
2021 - 2022	Senior Corporate Finance, PT ASLI RI
2020 - 2021	SVP Equity Research, PT Kanaka Hita Solvera
2017 – 2019	SVP Equity Division and Research, PT Royal Investium Sekuritas
2013 – 2016	Head of Institutional Equity, PT MNC Sekuritas
Professional Certifications
2023	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional.
2019	Sertifikat Wakil Manajer Investasi, Financial Service Authority.
2011	Sertifikat Wakil Perantara Pedagang Efek, Financial Service Authority

KEMPR’S INDEPENDENCE

KEMPR members are required to fulfill the independence aspect in carrying out their duties in accordance with the terms and conditions stated in the Resolution of the Board of Commissioners No. 12/KEP/DK/2024  dated July 9, 2024 regarding Work Implementation Guidelines (Charter) for the Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia Tbk.

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KEMPR’S MEETING

KEMPR’S MEETING POLICY

The policy of the KEMPR Meeting is contained in the KEMPR charter No. 12/KEP/DK2024 dated July 9, 2024, among others, regulating the KEMPR meeting. The KEMPR Meeting consists of the KEMPR Meeting and the Ad-Hoc Meeting. The KEMPR Meeting consists of an Internal Meeting of the Ministry of Health, and a Meeting of the Ministry of Internal Affairs with external parties. The two meetings were attended by more than 1/2 (one-half) of the KEMPR members. Meanwhile, the Ad-Hoc Meeting is a meeting with external parties which is held according to needs and its implementation is carried out by non-Commissioner KEMPR members

KEMPR’S MEETING 2024

KEMPR Telkom has held 22 Committee meetings throughout 2024, with the attendance level of KEMPR members as follows:

No	Date	Meeting Agenda/Discussion
1	Wednesday, January 10, 2025	Telkomsat Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	-	√	√	√	√	√	√	√
2	Thursday, January 25, 2025	Risk Management Evaluation of TW IV in 2023
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	-	√	√	√
3	Friday, 15 March 2024	Strategic Fit Project Falcon
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	-	√	√	√
4	Tuesday, 19 March 2024	Project Conversion
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	-	√	√	√
5	March 21, 2024	Determination of Telkom's Risk Level in the Classification of SOEs
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
6	Thursday, 4 April 2024	Telkom Sigma Equity Call Reallocation
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		-	√	√	√	√	√	√	√	√
7	Tuesday, 30 April 2024	Risk Management Evaluation for the First Quarter of 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	-	√	√	√	√	√	√	√
8	Tuesday, 30 July 2024	TW II Risk Management Evaluation in 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	-	√	-	√	√	√
9	Tuesday, 10 September 2024	Draft RJPP for 2025 - 2029
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
10	Wednesday, 18 September 2024	Strategic Fit OpCo-1
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	-	√	-	√	√
11	Monday, October 7, 2024	Dekom's Concern Discussion on the Falcon Strategic Fit Project
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√

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No	Date	Meeting Agenda/Discussion
12	Thursday, October 10, 2024	Project Eureka
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
13	Monday, October 14, 2024	Mangostar Pricing Structure
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
14	Monday, October 21, 2024	Telkomsel Performance Monitoring
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	-	√	√	√	-	√	√
15	Friday, 25 October 2024	Release Commitment Budget Capex Phase 2 of 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	-	√	√
16	Monday, October 28, 2024	Implementation of Risk Management in the Third Quarter of 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	-	√	√	√
17	Thursday, 31 October 2024	Project Conversion
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
18	1 – 15 November 2024	1on1 RKAP CFU-FU Year 2025
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
19	Monday, December 9, 2024	Write-off of Uncollectible Accounts Receivable in 2024
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		-	√	√	√	√	√	√	√	√
20	Tuesday, December 10, 2024	Contingency Plan Document
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	√	√	√
21	Wednesday, 11 December 2024	Update Project Falcon
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		-	√	-	√	√	√	√	√	√
22	Friday, 27 December 2024	TIF Parenting Changes
	Attendance List	AMS	BPSB	BDA	IR	IS	RM	SK	SR	JN
		√	√	√	√	√	√	-	√	√

Remark:

AMS	Arya Mahendra Sinulingga	RM	Rizal Mallarangeng
BPSB	Bambang Permadi Soemantri Brodjonegoro	SK	Silmy Karim
BDA	Bono Daru Adji	SR	Siswa Rizali
IR	Isa Rachmatarwata	JN	Janson
IS	Ismail

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Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance in 2024

No.	Name	Total of Meetings	Total of Attendance	Percentage of Attendance (%)
1.	Arya Mahendra Sinulingga	22	19	86
2.	Bambang P.S. Brodjonegoro	22	20	91
3.	Bono Daru Adji	22	20	91
4.	Isa Rachmatarwata	22	21	95
5.	Ismail	22	21	95
6.	Rizal Mallarangeng	22	17	77
7.	Silmy Karim	22	18	82
8.	Siswa Rizali	22	22	100
9.	Janson	22	22	100

PERFORMANCE AND IMPLEMENTATION OF KEMPR ACTIVITIES

Throughout 2024, KEMPR has carried out activities in the following areas:

1.	Corporate Strategic Scenario (CSS) for 2024-2026
a.	Focus on Monitoring the Implementation of RJPP 2020-2024 and CSS 2024-2026
●	For the implementation of the CSS, prioritization of the 5 Bold Moves should be prepared based on their impact on Telkom’s finances. This will affect the allocation of resources.
●	CSS needs to be equipped with the latest technology that may emerge so that Telkom can have a suitable strategy for dealing with these technologies.

b.	Evaluation of CSS Proposals 2025-2027
●	Implementation of strategic initiatives, including the 5 Bold Moves, in CSS 2025-2027 should be carried out according to the roadmap and timeline, considering lessons learned from the implementation of previous initiatives so that the operational and financial targets set can be met.
●	The capability of people in subsidiaries to carry out strategic initiatives should be improved immediately to increase the competitiveness of the subsidiaries’ products, including in the marketing & sales aspect, especially in DC Co and B2B IT Service Co so that the go-to-market process is not significantly dependent on the parent.
●	Efforts to introduce and accelerate superior products to increase revenue within the TelkomGroup should be carried out in parallel with efforts to minimize costs.
●	In preparing competitive strategies to regain market share, Telkomsel should be more careful in reading market conditions and more observant in exploring new market potential, including in suburban and rural areas.
●	Increasing revenue from external markets (outside TelkomGroup) in subsidiaries should be done with careful consideration of the benefits and impact on TelkomGroup.
●	Control of the C2R ratio in capex deployment, especially strategic ones, to be accompanied by an increase in IR2C and RoIC.
●	The preparation and implementation of risk mitigation, especially against strategic risk, needs to be sharpened so that its effectiveness increases and financial targets for related business portfolios can be met.

2.	Company’s Work Plan and Budget and Capital Expenditure

The following are the main points of concern from KEMPR:

a.	Focus on Monitoring the Implementation of RKAP and Capital Expenditure (Capex) 2024
●	Improvement of TelkomGroup Performance.
●	Increased profitability, efficiency, and timeliness in capex deployment, including ensuring anticipation and risk mitigation of potential delays in capex deployment.
●	Increasing TelkomGroup's human resources capabilities, especially marketing for Telkomsel products.
●	Capex deployment must be right on target and productive to generate optimal revenue.

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●	Strengthening Enterprise Risk Management to oversee the five bold moves.

b.	Evaluation of the 2025 RKAP and Capital Expenditure
●	Ensure every project and procurement has implemented good corporate governance and complies with applicable internal and external regulations.
●	Prioritize efficiency in managing operational activities and ensure that partnerships with partners run effectively and generate profits for Telkom.
●	Improve the capabilities of TelkomGroup’s human resources, especially in Telkom Regional, and improve sales capabilities in marketing B2C products. Increase the productivity of employees who handle enterprise business and accelerate expertise in each industry vertically.
●	Increased supervision of subsidiary performance within the scope of CFU.
●	Maintain synergy between businesses developed in each subsidiary of TelkomGroup.
●	Develop and sharpen strategies, especially to increase revenue and profitability in the digital business and prepare the right products to face competition in that business.
●	Ensure that policies related to the technology portfolio and technology roadmap have been implemented with
●	discipline so that capex deployment is on target, the network modernization program is completed, and an optimal level of capex efficiency is achieved.
●	Develop the focus of Telkom’s business model and identify TelkomGroup's strengths in infrastructure and
●	connectivity to improve TelkomGroup's competitiveness and financial performance.
●	Ensure the use of capex is targeted and efficient and quantitatively impacts revenue, EBITDA, and Net Income.
●	Ensure capex spending is anticipatory and responsive by considering leadingedge technological advances such as integrating AI, machine learning, and automation. level of capex efficiency is achieved.
●	Develop the focus of Telkom’s business model and identify TelkomGroup's strengths in infrastructure and
●	connectivity to improve TelkomGroup's competitiveness and financial performance.
●	Ensure the use of capex is targeted and efficient and quantitatively impacts revenue, EBITDA, and Net Income.
●	Ensure capex spending is anticipatory and responsive by considering leadingedge technological advances such as integrating AI, machine learning, and automation.

3.	Enterprise Risk Management (ERM)

Based on the monitoring of the Company’s risk profile, three things receive attention, namely:

●	Implementation of risk management within the Company and on strategic projects.
●	Improvement of the quality of ERM implementation in subsidiaries.
●	Residual risks are still categorized as “High”, so more effort is needed to reduce the risks.

4.	Certain Actions of the Board of Directors that Require the Approval of the Board of Commissioners
●	KEMPR has assisted the Board of Commissioners in reviewing the strategic plan proposals submitted by the Board of Directors during 2024, among others:
●	Strategic Fit Project Falcon
●	Project Conversion-1 Support
●	Final Approval of Batam Data Center Initiative
●	B2B and TIF Organizational Transformation
●	KMR and CCIR Organizational Transformation
●	Strategic Fit OpCo-1
●	Project Eureka Support
●	Contingency Plan Document for 2024
●	Write-off of Unbilled Accounts Receivable in 2024

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●	PT Telkom Infrastruktur Indonesia (TIF) Parenting Adjustment

5.	Subsidiary Monitoring:

During FY-2024, KEMPR assisted the Board of Commissioners in monitoring subsidiaries’ performance and financial health. Some subsidiaries need attention in terms of the following:

●	Maintaining the Health Level of the Subsidiaries, including the Altman Z-score ratio and capital adequacy to Debt-to-Equity ratio.
●	Residual risk level in effective capex and OPEX management.
●	Increasing the Capacity and Capability of Human Resources in each of the Subsidiaries

KEMPR’S EDUCATION AND TRAINING POLICY

The KEMPR education and training policy refers to the Regulation of the Minister of SOEs No. PER-2/MBU/02/2023 regarding Guidelines for Governance & Significant Corporate Activities of SOEs and the Resolution of the Deputy Minister of SOEs for Finance and Risk Management No. SK-3/DKU. MSU/05/2023 dated May 26, 2023 regarding Technical Guidelines for the Composition and Qualification of Risk Management Organs in State-Owned Enterprises which regulates the composition of members of the Integrated Governance Committee. The regulation, among others, states that the Board of Commissioners is required to undergo training of at least 20 hours on topics such as risk management, fraud, business, corporate business activities, legal, compliance, finance, accounting and auditing. The same applies to members of the Risk Monitoring Committee, in this case the KEMPR in the Company, where the KEMPR is required to undergo training for at least 20 hours per year on the same topic as described above.

KEMPR’S EDUCATION AND TRAINING 2024

During 2024, Telkom will include KEMPR members in various education and training programs to improve their competence. Some of them include:

Training and Education Attended by Committee for Planning and Risk Evaluation and Monitoring 2024

No.	Training Program	Organizers	City/Country	Date	Participants
1.	Deputy Investment Manager Continuing Professional Education	Association of Deputy Investment Managers	Jakarta	January 17, 2024	Janson
2.	Viva Technology	Publicis Groupe & Groupe LesEchos Le Parisien	Paris, France	May 22-25, 2024	Janson
3.	Professional Level Certified Public Accountant	Indonesian Institute of Accountants (IAI) and BUMN School of Excellence	Jakarta	May 16-24, 2024	1. Janson 2. Siswa Rizali
4.	Business Presentation and Story Telling Skills	Foster & Bridge	Jakarta and Bogor	August 5, 6 and 14, 2024	1. Janson 2. Siswa Rizali
5.	Tips & Tricks for Effective Communication Based on Personality	Institute of Applied Psychology UI	Bogor	August 15, 2024	1. Janson 2. Siswa Rizali
6.	Advanced Level Professional Accountant Certification	Indonesian Institute of Accountants (IAI) and BUMN School of Excellence	Jakarta	August 19, 2024	1. Janson 2. Siswa Rizali
7.	Preparation and Evaluation of KPI of the Board of Commissioners	Telkom Corpu	Jakarta	May 30 – July 13, 2024	1. Janson 2. Siswa Rizali
8.	Tech Week Singapore	Tech Week Singapore	Singapore	October 9-10, 2024	Janson

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No.	Training Program	Organizers	City/Country	Date	Participants
9.	Deputy Investment Manager Continuing Professional Education	Association of Deputy Investment Managers	Jakarta	26 November 2024	Siswa Rizali
10.	Risk Beyond 2024 Bali	Enterprise Risk Management Academy	Bali	5-6 December 2024	1. Janson 2. Siswa Rizali

Remark:

*	Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

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INTEGRATED GOVERNANCE COMMITTEE

In accordance with the Resolution of the Board of Commissioners Number 028/SRT/DK/2024 dated April 1, 2024, regarding the Approval of Telkom's Risk Classification Based on the Level of Risk Intensity in accordance with the Regulation of the Minister of SOEs Number PER-2/MBU/03/2023, Telkom has been designated as an SOE with a systemic A classification. As such, Telkom is required to establish KTKT by referring to the Regulation of the Minister of SOEs Number PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises and Regulation of the Deputy Minister of SOEs for Finance and Risk Management No SK-3/DKU.MSU/05/2023, dated May 26, 2023, regarding Technical Guidelines for the Composition and Qualifications of Risk Management Organs within State-Owned Enterprise, regulates the composition of members of the Integrated Governance Committee ("Juknis").

The Integrated Governance Committee (KTKT) is a Committee tasked with assisting the Board of Commissioners in evaluating and approving the Integrated Governance policies proposed by the Board of Directors, monitoring and assessing the suitability of the Integrated Governance policies of the Company and its Subsidiaries, as well as monitoring and evaluating other Integrated Governance functions in accordance with the provisions of laws and regulations, articles of association, and/or decisions of the GMS/Minister of SOEs.

SCOPE, DUTIES AND RESPONSIBILITIES OF THE INTEGRATED GOVERNANCE COMMITTEE

The scope, duties and responsibilities of KTKT are regulated in the Guidelines for the Implementation of Integrated Governance Work, which is outlined in the Resolution of the Board of Commissioners Number 08/KEP/DK/2024 dated April 16, 2024 regarding the Guidelines for the Implementation of Work (Charter) of the Integrated Governance Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk.  The guidelines govern, among others, the following rules: (i) membership structure and requirements; (ii) duties, obligations, and authorities; (iii) the scope of work implementation, meeting arrangements, reporting, term of duty, and funding.

Duties of the Integrated Governance Committee

1.	Evaluate and approve the Integrated Governance policy proposed by the Board of Directors;
2.	Monitoring and evaluating the conformity of the Company's and its subsidiaries' Integrated Governance policies;
3.	Evaluate the implementation of Integrated Governance, at least through an assessment of the adequacy of internal control and the implementation of compliance functions in an integrated manner;and
4.	Monitoring and evaluating other Integrated Governance functions in accordance with the provisions of laws and regulations, articles of association, and/or decisions of the GMS/Minister.

Obligations of the Integrated Governance Committee

1.	Provide recommendations to the Board of Commissioners for the improvement of the Integrated Governance policy;
2.	Prepare a report on the realization of the annual work program submitted in the Company's Annual Report;and
3.	Uphold the Committee's confidentiality in accordance with applicable regulations.

COMPOSITION OF THE INTEGRATED GOVERNANCE COMMITTEE

Based on the Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024, and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025 regarding the Membership Composition of the Integrated Governance Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk which stipulates the composition of KTKT membership as follows:

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Composition of Members of the Integrated Governance Committee as of December 31, 2024

Position	Name and Status of Concurrent Positions	Basis of Appointment	Served since
Chairman	Bambang P.S. Brodjonegoro President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
Member	Bono Daru Adji Independent Commissioner	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Marcelino Rumambo Pandin Commissioner	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Sarwoto Atmosutarno Commissioner of PT Telekomunikasi Selular	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Andi Agus Akbar Commissioner of PT Graha Sarana Duta	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	I Ketut Budi Utama Commissioner of PT Infrastruktur Telekomunikasi Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024	2 April 2024 - 30 June 2024
	Vedy Noviana Suherman Commissioner of PT Metra-Net	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Sofian Saleh Independent Commissioner PT Multimedia Nusantara	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	I Gusti Bagus Astawa Commissioner of PT PINS Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Farida Sunarjati Independent Commissioner of PT Sigma Cipta Caraka	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024-Present
	Michael Adiguna Commissioner of PT Telkom Data Ecosystem	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Muhammad Rofik Commissioner of PT Telekomunikasi Indonesia International	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	M. Ridwan Rizqi R Nasution Independent Commissioner of PT Dayamitra Telekomunikasi	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Suharyoto Commissioner of PT Telkom Akses	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024	2 April 2024 - 30 May 2024

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Position	Name and Status of Concurrent Positions	Basis of Appointment	Served since
	Rama Pratama Commissioner of PT Telkom Satelit Indonesia	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.	April 2, 2024 - Present
	Oktadiasih Muninggar * Commissioner of PT Infrastruktur Telekomunikasi Indonesia	Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025	July 15, 2024 - Present
	Fahd Pahdepie ** Commissioner of PT Telkom Akses	Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025	July 10, 2024 - Present

Remark:

*) Mrs. Oktadiasih Muninggar replaced I Ketut Budi Utama;

**) Mr. Fahd Pahdepie replaced Mr. Suharyoto

PROFILE OF MEMBERS OF THE INTEGRATED GOVERNANCE COMMITTEE AND MEMBER OF THE BOARD OF COMMISSIONERS

Bambang Permadi Soemantri Brodjonegoro

Chairman of Integrated Governance Committee

Age	58 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1997	Ph.D., University of Illinois at Urbana-Champaign, Amerika Serikat
	• 1993	Master of Urban Planning, University of Illinois at Urbana-Champaign, Amerika Serikat
	• 1990	Bachelor of Economics, University of Indonesia, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Concurrent Position	• 2024	Special Advisor to the President for Economic and National Development
	• 2021	President Commissioner, PT Bukalapak Tbk
	• 2021	Independent Commissioner, PT Astra International Tbk
	• 2021	Commissioner, PT Combiphar
	• 2021	Independent Commissioner, PT Indofood Tbk
	• 2021	President Commissioner, PT Nusantara Green Energy
Work Experiences	• 2022 – 2024	President Commissioner, PT Prudential Syariah
	• 2021 - 2025	Independent Commissioner, PT TBS Energi Utama Tbk*
	• 2021 - 2023	President Commissioner, PT Oligo Infrastruktur
	• 2019 - 2021	Minister of Research, Technology, and National Innovation Research Agency
	• 2016 - 2019	Minister of National Development Planning of Indonesia
	• 2014 - 2016	Minister of Finance of the Republic of Indonesia
	• 2013 - 2014	Deputy Minister of Finance of the Republic of Indonesia
Professional Certifications	2021	Qualified Risk Governance Professional (QRGP)

*Resigned on March 7, 2025

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Bono Daru Adji

Member of Integrated Governance Committee

Age	56 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 1995	LLM, Monash University, Australia
	• 1993	Bachelor of Law, Trisakti University, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Concurrent Position	• 2023	Member of the Ethics Committee of the Indonesian Football Association
	• 2022 - 2025	Member of the Board of Directors of the Indonesian Audit Committee Association
	• 2017	Managing Partner, Assegaf Hamzah & Partners
Work Experiences	• 2019 - 2022	Disciplinary Committee, Indonesia Stock Exchange
	• 2018 - 2021	Chairman of the Standards Board of the Capital Market Legal Consultants Association
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Level Lanjutan, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Level Profesional, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)
	• 2017	Licensed to practice law as an advocate by Capital Market Legal Consultants Association (Himpunan Konsultan Hukum Pasar Modal - HKHPM)
	• 2017	Licensed to practice law as an advocate by the Indonesian Bar Association (PERADI)

Marcelino Rumambo Pandin

Member of Integrated Governance Committee

Age	59 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	• 2007	Ph.D. of Technology and Innovation, The University of Queensland, Australia
	• 2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia
	• 2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), London, Inggris
	• 1999	Master of Philosophy, Judge Business School University of Cambridge, Inggris
	• 1991	Bachelor of Architectural Engineering, Bandung Institute of Technology, Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Concurrent Position	No Concurrent Position
Work Experiences	• 2018 - 2019	Committee, World Observatory on Subnational Government Finance, and Investment OECD Paris, Perancis
	• 2017 - 2019	Senior Policy Advisor on City Finance, United City and Local Government (UCLG) Asia Pacific
Professional Certifications	• 2024	Chartered Accountant, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Level Lanjutan, Ikatan Akuntan Indonesia
	• 2024	Certificate in Accounting, Finance Business (CAFB) Level Profesional, Ikatan Akuntan Indonesia
	• 2023	Qualified Risk Governance Professional (QRGP)

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• 2020	Certification in Audit Committee Practices (CACP)
• 2015	The Company Directors' Course (CDC)
• 2014	The Company Directors' Course (CDC)

PROFILES OF MEMBERS OF THE INTEGRATED GOVERNANCE COMMITTEE WHO ARE MEMBERS OF THE BOARD OF COMMITTEE OF SUBSIDIARIES

Sarwanto Atmosutarno Member of Integrated Governance Committee
Age	67 years old
Citizenship	Indonesia
Domicile	Yogyakarta, Indonesia
Educational Background	S2 – Master of European Business Engineering (MSc)
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	November 27, 2023 – Present
Work Experiences	2021-2024 : Chairman of Indonesian Telematics Society (MASTEL)
2009-2012 : President Director of PT Telkomsel
Professional Certifications	2024 : Qualified Risk Governance Professional (QRGP)

Andi Agus Akbar Member of Integrated Governance Committee
Age	57 years
Citizenship	Indonesia
Domicile	West Jakarta
Educational Background	1998	Master of Business Telecommunication, technology University of Delft, Netherland
	1991	Bachelor of Electrical Engineering, Universitas Hasanuddin, Makassar
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	November 28, 2023 - Present
Work Experiences	June 2024 - Present :	Chairman of the Risk Monitoring Committee and Integrated Governance Committee of PT Graha Sarana Duta
	December 2023-Present :	Chairman of the Audit Committee of PT Graha Sarana Duta
	November 2023-Present :	Commissioner of PT Graha Sarana Duta
	July 2020 – Present :	SVP Corporate Secretary of PT Telekomunikasi Cellular
Professional Certifications	2024	Qualified Risk Governance Professional (QRGP)
	2024	Regulatory Compliance

I Ketut Budi Utama Member of Integrated Governance Committee
Age	58 years
Citizenship	Indonesia
Domicile	Jakarta
Educational Background	Master of Science of Electrical Engineering & Computer Science (The George Washington University)
Bachelor (Ir) of field Study Telecommunication (ITS)
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	2023 – 2024

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Work Experiences	2024-Present: CEO of PT Telkom Infrastructure Indonesia (TIF)
2023-2024 : Chief Commission of PT Infrastruktur Telekomunikasi Indonesia
2021-2023 : CEO of PT Telkom Akses
2020-2021 : Supply & Commerce Director of PT Telkom Akses
2019-2020 : EVP at Telkom Regional Sumatra
2016-2019 : EVP at Telkom West Java Regional
2015-2016 : Deputy EVP of Infrastructure at Telkom Regional Jawa Timur
2014-2015 : Deputy EGM of Business Solution at Telkom IT Division
2012-2014 : GM of Telkom Bali
2007-2012 : GM of Network Flexi at Telkom Jatim, Bali & Nusra
2004-2007 : GM of Corporate Customer at Telkom Jatim&Sumatra
2002-2004 : GM of Internet Business Unit at Telkom JATIM
1991 : Staff at Project Telecom III at PT Telkom HQ
Professional Certifications	2022 : Qualified Risk Governance Professional (QRGP)
2017 : Leading Transformation in Digital Edge, Executive Training at Kellog School of Management Northwestern Univ, Chicago, USA

Vedi Noviana Suherman Member of Integrated Governance Committee
Age	57 years
Citizenship	Indonesia
Domicile	Bogor, Indonesia
Educational Background	2018 : S2 STIE Indonesia School of Management
2003 : S1 Open University
1991 : D3 State College of Accounting
1986 : SMA Equivalent SMAN Cicalengka
1983 : Junior High School Equivalent to Cicalengka State Junior High School
1980 : Tenjolaya State Elementary School I
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	2024-Present
Work Experiences	2021- Present :	Manager of Procurement of Young Goods / Services of the Ministry of SOEs
	2020-2021 :	Sub-Coordinator of the Ministry of SOEs
	2020 :	Controller of the Sub-Function of the Ministry of SOEs
	2015-2020 :	Head of the Equipment and Household Subdivision of the Ministry of SOEs
	2014-2015 :	Head of the Energy and Mining Business Sub-Division of the Ministry of SOEs
	2012-2014 :	Head of the Administration Sub-Division of the Inspectorate General of the Ministry of SOEs
Professional Certifications	2024: Qualified Risk Governance Professional (QRGP)

Sofian Saleh Member of Integrated Governance Committee
Age	60 years
Citizenship	Indonesia
Domicile	South Tangerang, Banten
Educational Background	1984-1989 :	Under Graduate , Faculty of Economy, University of Southern California (USC), Los Angeles, USA
	1980-1983 :	SMA Negeri 37 Jakarta
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.

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Term of Office	December 2022 - Present
Work Experiences	2022 - Present :	Independent Commissioner of PT Multimedia Nusantara
	2022-Present :	Secretary of the Indonesian Bilateral Committee - Brunei / Indonesian Chamber of Commerce and Industry
	2022-Present :	Supervisory Board of the Indonesian Film Companies Association
	2019-Present :	PR & Communication, B2G Business/V2 Indonesia (Teknologi Audio Visual)
	2007-2019 :	President Director of PT MM Insa Film (Film Production)
	2001-2006 :	Marketing Director of PT Tria Putra Pertiwi (Retail)
	1999-2001 :	Government Relations Officer of PT Surya Cipta Internusa, Tbk. (Construction & Property)
	1995-1999 :	Manager Marketing PT Multi Media Lestari (Advertising)
	1990-1995 :	Manager Marketing PT Satria Timur Wisesa (Artist Promotor)
Professional Certifications	Qualified Risk Governance Professional (QRGP) 2024

I Gusti Bagus Astawa Member of Integrated Governance Committee
Age	51 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	S2 Telecommunication Engineering, University of Indonesia
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	2023 - Present
Work Experiences	2022- Present	Deputy Executive Vice President Divisi Government Service PT Telkom Indonesia (Persero) Tbk
	2016 - 2022	OSM Bidding Management Government Service Division of PT Telkom Indonesia (Persero) Tbk
	2015-2016	OSM Legal & Compliance Government Service Division of PT Telkom Indonesia (Persero) Tbk
Professional Certifications	Qualified Risk Governance Professional (QRGP) 2024

Farida Sunarjati Member of Integrated Governance Committee
Age	54 years old
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	1993 Bachelor of Economics and Accounting - Tarumanagara University, Jakarta
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	August 2023 – present
Work Experiences	2023-present	Independent Commissioner of PT Sigma Cipta Caraka
	2010-2023	Head of Risk Management PT Beyond Media
	2007-2020	Deputy Chief Financial Officer (CFO) PT Emas Indonesia Duaribu
	2005-2007	Financial Controller Mugi Rekso Abadi (MRA) Group - Printed Media Division
	1999-2005	Treasury & Accounting Manager PT Higina Alhadin
	1996-1999	Supervisor Group Finance PT Eterindo Wahanatama, Tbk
	1993-1996	Senior Auditor Prasetio Utomo & Co – Arthur Andersen & Co, SC Registered Public Accountant
Professional Certifications	Qualified Risk Governance Professional (QRGP) 2024

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Michael Adiguna Member of Integrated Governance Committee
Age	50 years old
Citizenship	Indonesia
Domicile	Venus Residence Plot 2, Jalan Rambutan No 26 RT 003/ RW 006 West Pejaten, Pasar Minggu, South Jakarta
Educational Background	1997 : S1 STT Telekomunikasi – Bandung
2007 : S2 Diponegoro University – Semarang
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	June 26, 2023 – present
Work Experiences	2021-present	Vice President Wholesale Product & Service PT Telkom Indonesia (Persero) Tbk
	2020-2021	Senior Executive Account Manager PT Telkom Indonesia (Persero) Tbk
	2019-2020	General Manager Carrier Service PT Telkom Indonesia (Persero) Tbk
	2016-2018	OSM Business Operation & Rev Assurance Telkom PT Telkom Indonesia (Persero) Tbk
	2015-2016	Assistant Vice President Sales Strategy - Carrier Voice & VAS PT Telkom Indonesia (Persero) Tbk
	2015	Manager Revenue Assurance PT Telkom Indonesia (Persero) Tbk
	2014	Manager Business Assurance & Fraud Management PT Telkom Indonesia (Persero) Tbk
Professional Certifications	GRCE (Governance, Risk & Compliance Professional Certification) TRK Key Professional Certification. 404.00096.2024 - BNSP (2024)
Advanced Governance, Risk & Compliance For Executive - PT Strategic Development Group (2024)

Muhammad Rofik Member of Integrated Governance Committee
Age	52 years old
Citizenship	Indonesia
Domicile	Jakarta
Educational Background	2009	Master of Management, Institur Manajemen Telkom Bandung
	1997	Bachelor of Information Technology, STT Telkom
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	July 2023 -present
Work Experiences	2022-present	EVP Wholesale Division of PT Telkom Indonesia (Persero) Tbk
	2020-2022	VP Corporate Strategic Planning & Performance Direktorat Wholesale & International Service PT Telkom Indonesia (Persero) Tbk
	2018-2020	VP Corporate Strategy PT Telekomunikasi Indonesia International
	2012-2018	Various Assistant Vice President positions at PT Telkom Indonesia (Persero) Tbk, a.l: AVP Business Development, AVP Business Performance, AVP Business Transformation
Professional Certifications	Qualified Risk Governance Professional (QRGP) 2024

M. Ridwan Rizqi R Nasution Member of Integrated Governance Committee
Age	42 years old
Citizenship	Indonesia
Domicile	Jakarta
Educational Background	2008-2009	London Metropolitan University, UK MA in International Finance

Table of Content

	2007-2008	Middlesex University BA Honours in Business Studies
	2003-2006	University of Newcastle upon Tyne BA Honours in Financial & Business Economics
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025
Term of Office	August 2020 – present
Work Experiences	2020-present	Independent Commissioner of PT Dayamitra Telekomunikasi
	2026-present	Commissioner of PT Majoris Asset Management
	2015-2020	Independent Commissioner of PT Asuransi BRI Life
	2014-2016	President Commissioner of PT Mitra Sentosa Paramaabadi
Professional Certifications	2024	Qualified Risk Governance Professional (QRGP)
	2016	Capital Market Professional Standards Committee (Deputy Investment Manager)
	2015	Risk Management of Level 5 Insurance Companies (Indonesian Insurance Management Experts Association)

Suharyoto Member of Integrated Governance Committee
Age	52 years old
Citizenship	Indonesia
Domicile	Bandung
Education Background	2011	Master of Management, Universitas Semarang
	1995	Bachelor of Electrical Engineering, STT Telkom
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024
Term of Office	March 19 - July 9, 2024
Work Experiences	February-September 2024 :	Independent Commissioner of PT Telkom Akses
	September 2022-June 2024 :	EGM Divisi Service Operation
	October 2021-August 2022 :	EVP Global Digital & Service Operation PT Telkom Indonesia International
Professional Certifications	-

Rama Pratama Member of Integrated Governance Committee
Age	50 years old
Citizenship	Indonesia
Domicile	Depok, Indonesia
Educational Background	1999 : Bachelor of Economics and Accounting, Faculty of Economics, UI
2008 : Master of Postgraduate Political Science, Faculty of Social and Political Sciences, UI
2021 : Doctor of Accounting Postgraduate Science, Faculty of Economics and Business
Basis of Appointment	Resolution of the Board of Commissioners Number 06/KEP/DK/2024 dated April 2, 2024 and updated based on the Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025.
Term of Office	2021 - present
Work Experiences	2024	Member of TelkomGroup's Integrated Governance Committee
	2021-present	Telkomsat Board of Commissioners
	2021-present	Telkomsat Audit Committee
Professional Certifications	Certified Risk Executive Leader (CREL) Nomor: SERT-2059/DL/3/2024 BPKP

Oktadiasih Muninggar Member of Integrated Governance Committee
Age	52 years old
Citizenship	Indonesia
Domicile	Jakarta

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Educational Background	2007	Master of Telecommunication Management, Universitas Indonesia
	1995	Bachelor Degree of Electrical Engineering, STT Telkom
Basis of Appointment	Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025
Term of Office	2024 - present
Work Experiences	2022 - present	VP Wholesale Solution & Customer Management PT Telkom Indonesia (Persero) Tbk
	2019	OSM Managed Service Planning and Development PT Telkom Indonesia (Persero) Tbk
	2016 - 2018	OSM Business Development PT Telkom Indonesia (Persero) Tbk
Professional Certifications	Certified in Enterprise Risk Governance, 2023
Qualified Risk Governance Professional, 2023

Fahd Pahdepie Member of Integrated Governance Committee
Age	37 years
Citizenship	Indonesia
Domicile	South Tangerang
Educational Background	2015	Master of International Relations and Affair, Monash University, Australia
	2009	Bachelor of International Relations, Universitas Muhammadiyah, Yogyakarta
Basis of Appointment	Resolution of the Board of Commissioners Number 01/KEP/DK/2025 dated January 2, 2025
Term of Office	July 10, 2024 – present
Work Experiences	2022-present	Independent Commissioner of PT Telkom Akses
	2024-present	Member of the Integrated Governance Committee of PT Telkom Indonesia (Persero) Tbk
	2021-present	CEO Inilah.com
Professional Certifications	Qualified Risk Governance Professional (QRGP) 2024

INDEPENDENCE OF THE INTEGRATED GOVERNANCE COMMITTEE

All members of the Integrated Governance Committee are required to fulfill the aspect of independence in carrying out their duties in accordance with the terms and conditions listed in the Guidelines for the Implementation of Work (Charter) of the Integrated Governance Committee, namely:

1.	Not a member of the Board of Directors of the Company within the last 6 (six) months before being appointed by the Board of Commissioners of the Company.
2.	Do not have a family relationship due to marriage and descent up to the second degree, either horizontally or vertically with the Board of Commissioners and Directors of the Company or its subsidiaries.
3.	Not concurrently as a member of the Committee whose scope of duties is related to the Governance function in the Issuer or Public Company which is different from the same industrial sector as the Company in the same period.

INTEGRATED GOVERNANCE COMMITTEE MEETING

Integrated Governance Committee Meeting Policy

The KTKT Meeting Policy is regulated in the Guidelines for the Implementation of Work (Charter) of the Integrated Governance Corporate Committee, including regulating the type of meeting, quorum requirements, frequency of meetings, procedures for holding meetings, decision-making and documentation of meeting results.

2024 Integrated Governance Committee Meeting

During 2024, Telkom's Integrated Governance Committee held a meeting of 4 times with the following levels of member attendance.

Table of Content

Agenda and Attendance of KNR Meeting

No	Date	Meeting Agenda
1	Wednesday May 22 2024	First Meeting, Introduction of KTKT Members
	Attendance list	BPSB	BDA	MRP	SA	AAA	OM	IKBU	VNS	SS	IGBA	FS	MA	MR	MRRN	S	FP	RP
		√	√	-	√	√	N/A	√	√	-	√	√	√	√	√	√	N/A	√
2	Tuesday July 23 2024	1.Sharing session with KTKT members:
2.Satellite industry updates
3.TelkomGroup's accounts receivable
4.hiCyber security
	Attendance list	BPSB	BDA	MRP	SA	AAA	OM	IKBU	VNS	SS	IGBA	FS	MA	MR	MRRN	S	FP	RP
		√	√	√	√	√	√	N/A	√	√	√	√	√	√	√	N/A	√	√
3	Wednesday October 16, 2024	Sharing from Deloitte: Identifying Potential Corporate Weaknesses from Financial Statements
	Attendance list	BPSB	BDA	MRP	SA	AAA	OM	IKBU	VNS	SS	IGBA	FS	MA	MR	MRRN	S	FP	RP
		√	-	√	√	√	√	N/A	√	√	√	√	√	√	√	N/A	√	√
4	Tuesday December 10, 2024	Discussion on Risk Management Management at TelkomGroup
	Attendance list	BPSB	BDA	MRP	SA	AAA	OM	IKBU	VNS	SS	IGBA	FS	MA	MR	MRRN	S	FP	RP
		√	√	√	√	√	√	N/A	√	√	√	√	√	√	√	N/A	√	√

Remark:

BPSB	Bambang Permadi Soemantri Brodjonegoro	IKBU	I Ketut Budi Utama	MA	Michael Adiguna
BDA	Bono Daru Adji	VNS	Vedy Noviana Suherman	MR	Muhammad Rofik
MRP	Marcelino Rumambo Pandin	SS	Sofian Saleh	MRRN	M. Ridwan Rizqi R Nasution
SA	Sarwoto Atmosutarno	IGBA	I Gusti Bagus Astawa	S	Suharyoto
AAA	Andi Agus Akbar	FS	Farida Sunarjati	RP	Rama Pratama
OM	Oktadiasih Muninggar	FP	Fahd Pahdepie

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Recapitulation of the Attendance of the 2024 Integrated Governance Committee Meeting

airmanh
No	Name	Position	Number of Meetings	Number of Attendance	Attendance Percentage
1	Bambang P.S. Brodjonegoro	Chairman	4	4	100%
2	Bono Daru Adji	Member	4	3	75%
3	Marcelino Rumambo Pandin	Member	4	3	75%
4	Sarwoto Atmosutarno	Member	4	4	100%
5	Andi And Akbar	Member	4	4	100%
6	I Ketut Budi Utama	Member	1	1	100%
7	Vedy Noviana Suherman	Member	4	4	100%
8	Sofian Saleh	Member	4	3	75%
9	I Gusti Bagus Astawa	Member	4	4	100%
10	Farida Sunarjati	Member	4	4	100%
11	Michael Adiguna	Member	4	4	100%
12	Muhammad Rofik	Member	4	4	100%
13	M. Ridwan Rizqi R Nasution	Member	4	4	100%
14	Suharyoto	Member	1	1	100%
15	Rama Pratama	Member	4	4	100%
16	Oktadiasih Muninggar	Member	3	3	100%
17	Fahd Pahdepie	Member	3	3	100%

PERFORMANCE AND IMPLEMENTATION OF INTEGRATED CORPORATE GOVERNANCE COMMITTEE ACTIVITIES

Throughout 2024, the Integrated Governance Committee has carried out the following activities:

INTEGRATED GOVERNANCE COMMITTEE EDUCATION AND TRAINING

Education and Training Policy of the Integrated Governance Committee

Education and Training Policy of the Integrated Governance Corporate Committee

The implementation of Education and Training for members of the Integrated Governance Committee refers to:

1.	Regulation of the Minister of SOEs No PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Action Activities of SOEs.
2.	Resolution of the Deputy for Finance and Risk Management of the Ministry of SOEs Number SK-3/DKU. MBU/05/2023 regarding Technical Instructions for the Composition and Qualification of Risk Management Organs in the SOE Environment.
3.	Letter of the Minister of SOEs Number S-491/MBU/10/2023 dated September 29, 2023 addressed to the Board of Directors and the Board of Commissioners/Supervisors of SOEs regarding the Aspirations of Shareholders (APS) for the Preparation of the Company's Work Plan and Budget for 2024.

Table of Content

Integrated Governance Committee Education and Training 2024

During 2024, Telkom will involve members of the Integrated Governance Corporate Committee in various education and training programs to improve their competencies. Some of them include:

Education and Training

No	Name*	Program Name	Year	Organizers
1	Sarwato Atmosutarno	● Qualified Risk Governance Professional ● Regulatory Compliance	2024 2024	LSP MKS LSP MKS
2	Andi Agus Akbar	Qualified Risk Governance Professional	2024	LSP MKS
3	Vedy Noviana Suherman	Qualified Risk Governance Professional	2024	LSP MKS
4	Sofian Saleh	Qualified Risk Governance Professional	2024	LSP MKS
5	I Gusti Bagus Astawa	Qualified Risk Governance Professional	2024	LSP MKS
6	Farida Sunarjati	Qualified Risk Governance Professional	2024	LSP MKS
7	Muhammad Rofik	Qualified Risk Governance Professional	2024	LSP MKS
8	M. Ridwan Rizqi R Nasution	Qualified Risk Governance Professional	2024	LSP MKS
9	Michael Adiguna	GRCE (Governance, Risk & Compliance Professional Certification) TRK. 404.00096.2024 - BNSP (2024)	2024	BNSP
		Advanced Governance, Risk & Compliance For Executive - PT Strategic Development Group (2024)	2024	PT Strategic Development Group
10	Oktadiasih Muninggar *	Certified in Enterprise Risk Governance	2023	BNSP
		Qualified Risk Governance professional	2023	LSP MKS
11	Fahd Pahdepie **	Qualified Risk Governance Professional	2023	CRMS
		Certified in Enterprise Risk Governance	2023	CRMS
12	Rama Pratama	Certified Risk Executive Leader	2024	BPKP

Remark:

*) Education and Training of members of the TKT Committee who are members of the Board of Commissioners of the Company can be seen in the Education and Training of the Board of Commissioners of the Company

**) The obligation to meet the training hour quota is calculated starting in 2025

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BOARD OF DIRECTORS

Law No. 40 of 2007 on Limited Liability Companies stipulates that the Board of Directors is an organ of the Company that has full authority and responsibility for the management of the Company, with the aim of the Company's interests in accordance with the vision and mission that has been set. The Board of Directors also has the role of representing the Company, both in legal matters inside and outside the court, in accordance with the provisions of the articles of association and applicable laws and regulations.

In carrying out its duties, the Board of Directors must comply with all applicable laws and regulations, follow the provisions in the Company's articles of association, and be guided by the Board Charter. In addition, the Board of Directors is required to implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility, and fairness in every step and decision.

BASIS OF APPOINTMENT OF THE BOARD OF DIRECTORS

The mechanism for selecting and appointing Telkom's Board of Directors members is carried out through the GMS. Telkom's main and controlling shareholder is the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (BUMN). The appointment or selection of Directors considers the competence, expertise, integrity, and background required by the Company. Prospective members who are elected are ensured to have met the criteria and requirements determined in the Fit and Proper Test.

BOARD OF DIRECTORS’ CHARTER

To improve the performance of the Board of Directors to be more focused and create better synergy among members of the Board of Directors, Telkom has a Board Manual as outlined in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022. This Board Manual serves as a guideline for the Board of Directors in carrying out its duties, including work rules, authority, duties, responsibilities, obligations, division of duties, meetings, provisions regarding conflicts of interest, share ownership, as well as regulation of mechanisms and division of labor between members of the Board of Directors that are not regulated in the Company's articles of association or applicable laws and regulations.

.

BOARD OF DIRECTORS’ DIVERSITY

Telkom upholds equal human rights as stipulated in Law No. 39 Year 1999 on Human Rights. Therefore, Telkom's Major and Controlling Shareholders guarantee the absence of discrimination in the selection and appointment of the Board of Directors, even though it is not stated in a special policy. Members of the Board of Directors are selected as professionals with good expertise, skills, and integrity, per Telkom's digital era needs.

The 2023 AGMS appointed nine members of the Board of Directors, one of whom is a woman. The decision was made based on a transparent selection process that showed no discrimination against women in the appointment of Telkom's Board of Directors.

Board of Directors’ Diversity as of December 31, 2024

No.	Name	Position	Gender	Background of Expertise and Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Heri Supriadi	Director of KMR	Male	Business Management	Doctor
3.	FM Venusiana R.	Director of EBIS	Female	Electrical Engineering	Master
4.	Herlan Wijanarko	Director of NITS	Male	Electrical Engineering	Master
5.	Muhamad Fajrin Rasyid	Director of DB	Male	Informatics Engineering	Bachelor
6.	Budi Setyawan Wijaya	Director of SP	Male	Industrial Engineering and Management	Master
7.	Afriwandi	Director of HCM	Male	Industrial Engineering	Master
8.	Bogi Witjaksono	Director of WINS	Male	Telecommunication Engineering	Master
9.	Honesti Basyir	Director of GBD	Male	Corporate Finance	Master

Table of Content

Remarks:

KMR Finance & Risk Management, EBIS Enterprise & Business Service, NITS Network & IT Solution, DB Digital Business, SP Strategic Portfolio, HCM Human Capital Management, WINS Wholesale & International Service, GBD Group Business Development.

Telkom supports the diversity of members of the Board of Directors, especially regarding gender diversity as stated in the Policy. Currently, there is one woman as a member of the Board of Director whose position as Director of EBIS.

BOARD OF DIRECTORS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

The management of the TelkomGroup is carried out through the TelkomGroup Board of Executives (BoE), which is coordinated by the Main Director of Telkom as the Chief of Executive (CEO) of the TelkomGroup. The main duties of the President Director are:

a.

Coordinating the process of structuring and/or reconstructing aspects of the Company's philosophy which includes but is not limited to the vision, mission, goals, corporate culture, and leadership architecture;

b.

Formulate and state the strategic direction in order to condition the Company's ability to achieve sustainable competitive growth in the entire TelkomGroup business portfolio and risk control as well as interacting with external constituents;

c.	Controlling the strategic planning function within the scope of the TelkomGroup and directing growth efforts with a focus on new business portfolios;
d.	Controlling the direction of the Company and the TelkomGroup in driving new business, entering/developing new markets, as well as internationalization/regionalization;
e.

Controlling the management of strategic aspects of the functions of finance and risk management, human capital, digital business, and strategic portfolios in all business portfolios carried out within the scope of the TelkomGroup;

f.

Leading the development process for TelkomGroup leaders, as well as appointing and dismissing office holders in certain positions in accordance with stipulated career management regulations, as well as coaching TelkomGroup leaders;

g.	Periodically reporting the Company's performance in accordance with the provisions applicable to public companies; and
h.

Establish policies and decisions related to the management of the Company and the TelkomGroup as referred to in letters a through g and other matters that have not been formulated in the duties and authorities of each member of the Board of Directors in this regulation.

In carrying out his duties, the President Director is assisted by several Directors. The following table is the duties and responsibilities of each Director according to their field:

Table of Content

Directorship	Duties and Responsibilities
Director of Enterprise & Business Service (Director of EBIS)
1.
In addition to his duties as a member of the Board of Directors, the EBIS Director is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the corporate segment business portfolio (enterprise, government, and business).

2.
The Director of EBIS, as a member of the Board of Executive was appointed as CEO of Enterprise Business and is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all entities managing CFU operations Enterprise Business within the scope of TelkomGroup.

Director of Wholesale & International Service (Director of WINS)
1.
In addition to his duties as a member of the Board of Directors, the Director of WINS is responsible for business strategy in the context of conditioning sustainable competitive growth through winning competitions and growing the business portfolio in the wholesale and international segment.

2.
The Director of WINS as part of the Board of Executive members was appointed as CEO of Wholesale & International Business who is tasked with carrying out the parenting strategy function through strategic control, coordination, and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all managing entities CFU operations Wholesale & International Business (WIB) within the scope of TelkomGroup.

Director of Strategic Portfolio (Director of SP)
1.
In addition to his duties as a member of the Board of Directors, the SP Director is responsible for providing a corporate-level strategy formulation, which includes directional strategy, portfolio strategy, and parenting strategy, as well as exploring new sources of growth for the growth of TelkomGroup's business portfolio through alliances & acquisitions.

2.
The SP Director, as part of the Board of Executive members was appointed as Chief Strategic Officer (CSO) who is tasked with implementing functional strategy and business development parenting strategy in the context of creating company value through optimizing and harmonizing strategy and business development management within the scope of TelkomGroup.

Director of Digital Business (Director of DB)
1.
In addition to his duties as a member of the Board of Directors, the DB Director is responsible for the availability of innovation strategy formulation to optimize coherent digital service business exploration within the scope of TelkomGroup.

2.
The DB Director, as part of the Board of Executive members was appointed as Chief Digital and Innovation Officer (CDIO) who is tasked with implementing the digital business functional parenting strategy in the context of creating company value through optimizing and harmonizing digital business management within the scope of TelkomGroup.

Director of Network & IT Solution (Director of NITS)
1.
In addition to his duties as a member of the Board of Directors, the NITS Director is responsible for the business strategy to leverage the Company's resource capabilities to grow/enlarge/exploit established businesses/services through the utilization of infrastructure and IT to support the TelkomGroup's business portfolio in a synergistic manner as well as transforming the Network/IT infrastructure at TelkomGroup to increase operational management efficiency by prioritizing investment in networks and IT systems to accelerate digital business growth.

2.
The NITS Director, as part of the Board of Executive members was appointed as Chief Information Technology Officer (CITO) who is tasked with implementing parenting strategies to increase company value through optimizing and harmonizing NITS functional management within the scope of TelkomGroup.

Director of Finance and Management Risk (Director of KMR)
1.
In addition to his duties as a member of the Board of Directors, the KMR Director is responsible for the availability of directional strategy formulation, portfolio strategy, and parenting strategy, especially from the company's financial, supply, and risk management aspects to realize sustainable competitive growth within the scope of the TelkomGroup.

2.
The Director of KMR as part of the members of the Board of Executives, is appointed as Chief Financial & Risk Officer (CFRO) who is tasked with implementing TelkomGroup's functional financial and risk management parenting strategy, including controlling asset management and asset leverage by implementing strategic control, coordination and subsidiary performance management in the context of creating company value through optimizing and harmonizing interrelationships between the parent and all operational management entities and subsidiaries FU Finance & Risk Management.

Table of Content

Directorship	Duties and Responsibilities
Director of Human Capital Management (Director of HCM)
1.
In addition to his duties as a member of the Board of Directors, the HCM Director acts as a strategic partner for the business lines and corporate functions of TelkomGroup's human capital management, supporting business units and subsidiaries through developing a center of excellence for human capital management functions, providing guidance and policies in implementing alignment and strategic human capital integration, as well as integrating the talent management system.

2.
The HCM Director as part of the members of the Board of Executives, is appointed as Chief Human Capital Officer (CHCO) who is tasked with implementing the functional human capital management parenting strategy within the scope of the TelkomGroup and managing the supervision of the Pension Fund and the Telkom Foundation by implementing strategic control, coordination and foundation performance management in order to create company value through optimizing and harmonizing interrelationships between the parent and all operational management entities of the FU HCM Subsidiaries.

Director of Group Business Development (Director of GBD)
1.
In addition to his duties as a member of the Board of Directors, the GBD Director is responsible for the business development and corporate strategic governance covering development strategy, alignment strategy, business planning, and business development to build competitive advantage for the growth engine of the business portfolio.

2.
The GBD Director, as part of the Board of Executive members, is appointed as CEO of Growth Business (GB) who is tasked with implementing parenting strategy, functional strategy & business development in the context of creating Company value through optimizing and harmonizing the interrelation between parent and CFU Group Business Development (GBD) operations within the scope of TelkomGroup.

Furthermore, in the event of Company’s losses, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, with full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either, directly or indirectly, for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF DIRECTORS’ DOUBLE POSITION

BOARD OF DIRECTORS’ DOUBLE POSITION POLICY

In 2024, there will be members of the Telkom Board of Directors who hold concurrent positions, both in the Parent Company, Subsidiaries, and other entities, as presented in the following table:

Board of Directors’ Double Position as of December 31, 2024

No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	None	None
2.	Heri Supriadi	Director of KMR	Commissioner	PT. Telekomunikasi Selular Telkomsel	None
3.	FM Venusiana R.	Director of EBIS	None	None	None
4.	Herlan Wijanarko	Director of NITS	President Commissioner	PT. Dayamitra Telekomunikasi	None
5.	Muhamad Fajrin Rasyid	Director of DB	President Commissioner	a. PT. Metranet	None
			President Commissioner	b. PT. MD

Table of Content

No.	Name	Telkom		Subsidiaries	Other Entities
		Position	Other Position
			Commissioner	c. PT. Sigma Caraka
6.	Budi Setyawan Wijaya	Director of SP	Commissioner	PT. Sigma Cipta Caraka	None
7.	Afriwandi	Director of HCM	President Commissioner	a. Infomedia	None
			Supervisory Board Chairman	b. Dana Pensiun Telkom
8.	Bogi Witjaksono	Director of WINS	Commissioner	a. PT. Telekomunikasi Telkom Indonesia	None
			Commissioner	b. PT. Telkom Satelit
			Commissioner	c. PT. Telkom Data Ekosistem
9.	Honesti Basyir	Director of GBD	None	None	None

Remarks:

KMR Finance & Risk Management, EBIS Enterprise & Business Service, NITS Network & IT Solution, DB Digital Business, SP Strategic Portfolio, HCM Human Capital Management, WINS Wholesale & International Service, GBD Group Business Development.

BOARD OF DIRECTORS MEETING

Board of Directors Meeting Policy

Based on the Company's Articles of Association, Telkom's  Board of Directors is required to hold an internal meeting at least once a month and whenever deemed necessary. In addition, the Board of Directors is also required to hold a joint meeting with the Board of Commissioners at least once every four months. The meeting is considered to have reached a quorum if more than half of the number of members of the Board of Directors are present or legally represented. Each member of the Board of Directors who is present or represented has the right to one vote, and decision-making is carried out by prioritizing deliberation for consensus. If consensus is not reached, the decision is taken based on the majority vote of the members present or represented.

Implementation of the 2024 Board of Directors Meeting

Throughout 2024, the Board of Directors has held 67 meetings. The following table presents the frequency of attendance of members of the Board of Directors during meetings throughout 2024:

No.	Date	Meeting Agenda/Discussion
1.	January 3, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 December 2023
3. TelkomClick 2024 Readiness Report (Guidance for BoE Presentation)
4. FU SP Report: FMC, Infraco and Inorganic (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	√
2.	January 9, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 December 2023 (Outlook)
3. Update Telkom's Report on the implementation of LKPP to the Minister of Finance and Head of LKPP (Limited)
4. FU SP Report: Inorganic, FMC and Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
3.	January 16, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 January 2024 Operational Performance & Revenue Report
3. Subsidiary Tier Report for Infraco (Limited)
4. FU SP Report: FMC, Infraco and Inorganic (Limited)

Table of Content

No.	Date	Meeting Agenda/Discussion
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
4.	January 8, 2024	1. Agenda Update Project Infraco
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
5.	January 23, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance, Revenue & SI Program Action Based YtD December 2023 (Closing)
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	-	√	√	√	√	-	-	-
6.	January 24, 2024	1. FMC Implementation Report and Infraco Project Progress
2. Points of Response to the Audit Committee's Management Letter by the Board of Directors
3. YtD Company Performance Report December 2024 and Routine Concerns
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	-	-	√
7.	January 30, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W4 January 2024 Operational Performance & Revenue Report
3. FU SP Report: FMC, Infraco and Inorganic (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	-	√
8.	February 6, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FU SP Report: Inorganic, FMC and Infraco (Limited)
3. YtD Operational Performance & Revenue Report January 2024 (Outlook)
4. Report on the Impact of Indihome's 100Mbps Policy on Cost Network
5. Kimia Farma Project Progress Update Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	-	√
9.	February 13, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W2 February 2024
3. Satellite Launch & Media Publication Communication Update
4. Telkomsat Bailout Report with Telkomsat's Underlying AR to Telkom (Limited)
5. Going concern report for Telkom Infra and PINS (Limited)
6. FU SP Report: FMC, Infraco and Inorganic (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
10.	February 20, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance & Revenue Report January (Closing) 2024 & W3 February 2024
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	√	√	√	-	-
11.	February 21, 2024	1. Limited HCM & Sijab
2. Company Performance Report YtD January 2024
3. FMC Implementation Update and InfraCo Project Progress
4. Integrated Audit Progress Report for Fiscal Year 2023
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	-	-
12.	February 27, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 February 2024
3. Telkom Smart Office IKN Groundbreaking Readiness Report
4. KPI Report of the 2024 Collegial Board of Directors (Limited)
5. Follow-up report on the KBUMN Letter related to the RJPP 2025-2029 and White Paper (Limited)

Table of Content

No.	Date	Meeting Agenda/Discussion
6. FU SP Report: FMC, Infraco and Inorganic (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	-	-	√	√	√	√	√
13.	March 5, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report YtD February 2024 (Outlook)
3. TelkomGroup Ramadan Safari Readiness Report in 2024
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	-	√	√	√	√	√
14.	March 15, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FU SP Report: Inorganic, FMC, Infraco (Limited)
3. Telkomsel Dividend Proposal Report and Subsidiary AGMS Plan (Limited)
4. Report on the Proposal for the Provision of Hari Raya Welfare Assistance (Retirees) (Limited)
5. W1 March 2024 Operational Performance & Revenue Report
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
15.	March 19, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance and Revenue Report February 2024 (Closing) & W2 March 2024
3. Update on the Closing of the FY 2023 Financial Statements (Limited)
4. FU SP Report: Inorganic, FMC, Infraco (additional Potential Summons Report to Telkomsat) (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	-
16.	March 22, 2024	1. Company Performance Report YtD February 2024
2. Update on FMC Implementation and InfraCo Project Progress
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	-
17.	March 26, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W3 March 2024
3. FY 2023 Earning Call Material Update (Limited)
4. GMS Readiness Report for Fiscal Year 2023 (Limited)
5. FU SP Report: FMC, Infraco and Inorganic (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
18.	April 2, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 March 2024
3. Report on the Readiness of the Tekom GMS for the 2023 Fiscal Year (Limited)
4. Report on the Subsidiary's GMS Plan (Limited)
5. Individual KPI Report of the Board of Directors in 2024 (Limited)
6. FU SP Report: FMC, Infraco and Inorganic (additional TelkomGroup Infrastructure Readiness Report in Supporting Priority SPBE) (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
19.	April 17, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 April 2024 Operational Performance & Revenue Report
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	-	√	√	-	√	√	√	√
20.	April 18, 2024	1. Consolidated Financial Statements Quarter I of 2024 (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
	April 20, 2024	1. Update of RAGAB YtD Materials March 2024

Table of Content

No.	Date	Meeting Agenda/Discussion
21.
2. Report on the Results of the 2023 KPI Audit of the Board of Directors and Harmonization Proposal
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	√
22.	April 23, 2024	1. Q1 2024 Earning Call Material Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
23.	April 30, 2024	1. Report on the Proposed Decision of all AGMS Agenda for the 2023 Fiscal Year
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
24.	May 7, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance & Revenue Report April 2024 (Outlook)
3. Report on the Preparation of the Subsidiary's AGMS (Limited)
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
25.	May 14, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 Operational Performance & Revenue Report May 2024
3. Media & Investor Briefing Preparation Report
4. Tantiem Liquidity Approval Report/Performance Incentives for Subsidiaries and Affiliates (Limited)
5. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	√	√	√	√	√
26.	May 21, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational & Revenue Based Performance Report April (Closing) 2024 & W3 May 2024
3. Laporan Accelerating B2B Operating Model for TelkomGroup (Limited)
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
5. Update Report on Handling Accounts Receivable (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
27.	May 22, 2024	1. YtD Company Performance Report April 2024 (Limited)
2. Update on FMC and Project InfraCo (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
28	May 28, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 May 2024
3. Report on the Update of RDP Materials for Commission VI of the House of Representatives of the Republic of Indonesia and FGD of Dekom and Telkom Board of Directors (Limited)
4. Telkom Project Progress Report in IKN (Limited)
5. RJPP Update Report 2025-2029 (Limited)
6. TelkomGroup AI Task Force Initiative Strengthening Report
7. FU SP Report: Inorganic, FMC and Infraco (Limited)
8. FMC Progress Update by McKinsey (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
29	June 4, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W5 May 2024 Operational & Revenue Performance Report
3. Telkom's 59th Anniversary Anniversafari Report
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting Agenda/Discussion
30	June 11, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Report on Organizational Transformation of InfraCo Impact and B2B Strengthening (Limited)
3. FU SP Report: Inorganic, FMC and Infraco (Limited)
4. Telkom 59th Anniversary Network Report: Digiland and Funtastic Day
5. Progress Report FMC
6. YtD Operational Performance & Revenue Report May 2024 (Outlook)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	-	√	√	√	√
31	June 14, 2024	1. Organizational Transformation Report on InfraCo Impact and B2B Strengthening (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
32	June 20, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W2 June 2024
3. Petrol Station Digitalization Amendment Report (Limited)
4. Fund Formation Progress Report (Ascent Fund, MDI) (Limited)
5. Update of RAGAB YtD May 2024 Materials (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	-	-
33	June 25, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Report related to the Disruption of the Sementera National Data Center (PDNS) (Limited)
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
4. YtD Operational & Revenue Based Performance Report May 2024 (Closing) & W3 June 2024
5. FMC Progress Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	√	√	√	-	√	√	√	√
34	July 2, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 June 2024
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	√
35	July 9, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance & Revenue Report June 2024 (Outlook)
3. EBIS Customer Bad Receivables Settlement (Limited)
4. FMC Escort Report (Limited)
5. Regional Transformation Task Force Proposal Report (Transition Task Force) (Limited)
6. Infraco Managed Service Agreement (MSA) Report (Limited)
7. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
36	July 16, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 July 2024 Operational Performance & Revenue Report
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	-	√	√	√	√	√
37	July 19, 2024	1. Company Performance Report Ytd June 2024 (Limited)
2. FMC and Infraco Progress Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
38	July 23, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance & Revenue Report June (Closing) & W3 July 2024
3. Digiland Readiness Report 2024
4. Laporan Progres FMC

Table of Content

No.	Date	Meeting Agenda/Discussion
5. Reports related to Cyber Security
6. Laporan 1st Draft CSS 2025 - 2027
7. FU SP Report: Inorganic, FMC, Infraco (additional Report on the Submission of Strategic fit Project Opco-1 (MSME Rice)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
39	July 30, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 July 2024
3. Update on Earning Call Materials Q1/2024 (Limited)
4. FY 2024 Financial Performance Outlook Report
5. NKU Report of the Board of Directors for the Period Q1/2024 and Proposed Changes to KPI of the Collegial Board of Directors
6. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
40	August 6, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Update of Dekom and Board of Directors Workshop Materials related to CSS 2025 - 2027 (Limited)
3. FU SP Report: Inorganic, FMC and Infraco (Limited)
4. PRM (Project Resolution Management) Plan and Target Report (Limited)
5. FMC Progress Report (Limited)
6. YtD Operational Performance & Revenue Report July 2024 (Outlook)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
41	August 13, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE\
2. Operational Performance & Revenue Report W1 August 2024
3. Progress Report E2E B2B & IFRS 15 System Capabilities Improvement (L2C & P2P) (Limited)
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	-	√	√
42	August 21, 2024	1. Company Performance Report YtD July 2024 (Limited)
2. FMC and Infraco Progress Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
43	August 27, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FMC Progress Report (Limited)
3. Report related to Employee Retirement Period Health Facilities 1995-2023 (Limited)
4. CSS Draft Final Report 2025-2027 (Limited)
5. FU SP Report: Inorganic, FMC, Infraco (Limited)
6. W3 August 2024 Operational Performance & Revenue Report
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
44	September 03, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance & Revenue Report W4 August 2024
3. Report related to Training Activities to BOD-BOC for 2024 in the context of Fulfilling the Qualifications of Risk Management Organs in accordance with PER-2/2023 (Limited)
4. Pertamina Digitalization Report (Limited)
5. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	√
45		1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance & Revenue Report August 2024 (Outlook)
3. Report on the Performance Value of the Board of Directors for the Second Quarter of 2024 (Limited)
4. LKPP Talent Project Based Tariff Report (Limited)
5. FU SP Report: Inorganic, FMC and Infraco (Limited)

Table of Content

No.	Date	Meeting Agenda/Discussion
September 10, 2024
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
46	September 18, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 September 2024 Operational Performance & Revenue Report
3. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	-	√	√	√	√	√	√	√
47	September 20, 2024	1. Discussion of BoC Concerns related to CSS 2025 – 2027
2. Company Performance YtD August 2024
3. BoC concern rutin: Laporan Progress FMC & Infraco
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
48	September 24, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance, Revenue & SI Program Action Based YtD August (Closing) 2024 & W3 September 2024
3. FMC Progress Report (Limited)
4. Report on Proposed Strengthening of Product Governance (Limited)
5. FU SP Report: Inorganic, FMC, Infraco (Limited)
6. Report related to Pertamina Digitalization (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	-	√	√	√
49	October 1, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W4 September 2024 Operational Performance & Revenue Report
3. Final Evaluation Report of PDP Readiness in October 2024 (Limited)
4. Enterprise Go-to-Market Strategy Report on Data Center Business (Limited)
5. 1st Submission Report RKAP 2025 (Limited)
6. FU SP Report: Inorganic, FMC, Infraco
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
50	October 7, 2024	1. Project Eureka Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
51	October 8, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FU SP Report: Inorganic, FMC, Infraco (Limited)
3. YtD Operational Performance and Revenue Report September 2024 (Outlook)
4. Champion SOE Partner Event Readiness Report
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
52	October 15, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 Operational Performance and Revenue Report October 2024
3. Capex Release Phase 2 Submission Report (Limited)
4. Progress Project Resolution Management Report (Limited)
5. Remediation Report on Outstanding Significant Deficiencies (SD) in IT General Control (ITGC) (Limited)
6. FU SP Report: Inorganic, Infraco and FMC (including Falcon Project Launch to Market Readiness Report and MDI Inorganic Plan) (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting Agenda/Discussion
53	October 22, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. YtD Operational Performance and Revenue Report September (Closing) 2024 & W3 October 2024
3. Share Price Performance Report (Limited)
4. Megavendor Procurement Progress Report (Limited)
5. FU SP Report: Inorganic, FMC, Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
54	October 23, 2024	1. YtD Company Performance Report September 2024 (Limited)
2. FMC and Infraco Progress Report (Restricted)
3. Regional Transformation Progress Report Quarter III of 2024 (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
55	October 29, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Telkom ESG Program Report
3. FMC Progress Report (Limited)
4. Corporate Annual Message (CAM) Report 2025 (Limited)
5. FU SP Report: Inorganic, Infraco and FMC (Limited)
6. Financial Statements Q3-2024 (Limited)
7. Legal Case Report (Limited)
8. DGSO Report 2025-2027 (Limited)
9. W4 October 2024 Operational Performance and Revenue Report
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	√	√	√	√
56	October 31, 2024	1. Update on Q3 2024 Earning Call Materials (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
57	November 5, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Procurement Progress Report of SKKL PASELA and SUB-2 (Limited)
3. AI Task Force Update Report (Limited)
4. FU SP Report: Inorganic, FMC, Infraco (Limited)
5. YtD Operational Performance and Revenue Report October 2024 (Outlook)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
58	November 13, 2024	1. TelkomGroup III Pre-RAPIM Results Report for 2024 (Limited)
2. 2nd Submission Report of RKAP 2025 (Limited)
3. Project Falcon Report (Update on TDE Readiness and Falcon Launch to Market Approval & documents to be submitted to partners) (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
59	November 19, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance and Revenue Report for November 3, 2024
3. Report on Strengthening Product Management Governance at Telkom (Limited)
4. FU SP Report: Inorganic, Infraco and FMC (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	-	-	√	√	√
60	November 20, 2024	1. YtD Company Performance Report October 2024 (Limited)
2. FMC and Infraco Progress Report (Limited)
3. RKAP 2025 Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting Agenda/Discussion
61	November 26, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FU SP Report: Inorganic, FMC, Infraco (Limited)
3. Performance Report of the Company's Board of Directors Quarter III of 2024 (Limited)
4. FMC Progress Report (Limited)
5. YtD Operational Performance & Revenue Report October (Closing) 2024 & W3 November 2024
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
62	December 3, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Agenda 1: Operational Performance and Revenue Report for November 5, 2024
3. Sigma Performance and Strategic Action Report (Limited)
4. FU SP Report: Inorganic, Infraco and FMC (Limited)
5. 2024 WriteOff Approval Submission Report
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	-	-	√
63	December 11, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. FRM FU Report: Capex Release 2025 Phase 1 Submission Report and Draft Contingency Plan Report (Limited)
3. Bandung Technoplex Living (BTL) Apartment Development Report (Limited)
4. Proposed Report of PD 200 on TelkomGroup Human Capital Management (Limited)
5. Report on the Proposed KPI of the Collegial Board of Directors 2025 (Limited)
6. FU SP Report: Inorganic, FMC, Infraco (Limited)
7. TelkomClick 2025 Readiness Report
8. YtD Operational Performance and Revenue Report November 2024 (Outlook)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
64	December 16, 2024	1. YtD Company Performance Report November 2024 (Limited)
2. FMC and Infraco Progress Report (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
65	December 17, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. W2 December 2024 Operational Performance and Revenue Report
3. Laporan Guidance on BoE Presentation for Telkom Click 2025
4. Laporan Rework Cost BW International: IPTx Cost Transformation (Limited)
5. CNOP 3.0 Progress Report (Limited)
6. FMC Progress Report (Limited)
7. 2025 Turn Around Program Management Report (Limited)
8. FU SP Report: Inorganic, Infraco and FMC
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√
66	December 24, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance and Revenue Report for December 3, 2024
3. FU SP Report: Inorganic, FMC and Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		-	-	√	-	√	-	√	√	√
67	December 31, 2024	1. Update SVP Corporate Secretary: Update Agenda BoE
2. Operational Performance and Revenue Report for December 4, 2024
3. Corporate Theme Logo 2025 and Bold Action Report
4. FU SP Report: Inorganic, FMC and Infraco (Limited)
	Attendance List	RA	HS	FMV	HW	MFR	BSW	AW	BW	HB
		√	√	√	√	√	√	√	√	√

Agenda and Attendance of the Board of Directors in the Joint Meeting

Table of Content

No	Date	Meeting Agenda/Discussion
1	Wednesday, January 31, 2024	1. YtD December 2023 Performance 2. 2. BoC Thematic Concern: FMC Update, Infraco
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	-	√	√	√	√	√
2	Wednesday, February 28, 2024	1. YtD Performance January 2024 2. BoC Thematic Concerns: FMC, InfraCo, and Integrated Audit Updates for Fiscal Year 2023
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	-	√
3	Wednesday, March 27, 2024	Submission of Evaluation from the Board of Commissioners on the Company's Condition
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
4	Monday, April 27, 2024	1. YtD Performance March 2024 2. Regular BoC Concern: FMC & Data Center Updates
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
5	Wednesday, April 29, 2024	1. Company Performance YtD April 2024; 2. BOC Concern a. Regular: FMC and Infraco Updates b. Thematic: FGD Updates on Stocks, Data Centers, and Starlink
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
6	Wednesday, June 26, 2024	1. YtD May 2024 Performance; 2. BoC Concern a. Regular: FMC and Infraco Updates b. Thematic: 1) Early Retirement Implementation Progress Report 2) Mitigation and Handling of PDNS Disturbances
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		-	√	√	√	√	√	√	√	-
7	Friday, July 26, 2024	1. Company Performance YtD June 2024; 2. FMC and Infraco Progress
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	-	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
8	Monday, August 26, 2024	Discussion of the Company's Performance Update YtD July 2024

Table of Content

No	Date	Meeting Agenda/Discussion
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	-	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	-	√	√	√	√	√	√
9	Monday, September 30, 2024	1. Company Performance in August 2024; 2. Progress FMC & Infraco; 3. Discussion of the concerns of the Board of Commissioners in the CSS 2025-2027.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	-	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
10	Wednesday, October 30, 2024	1. Company Performance TW III/2024; 2. Update: a. Development of Regional Transformation TW III/2024; b. Progress InfraCo and FMC Tw III/2024.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	-
11	Wednesday, November 20, 2024	Discussion and Ratification of the 2025 RKAP
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		√	√	√	√	√	√	√	√	√
12	Friday, December 20, 2024	1. Company Performance YtD November 2024; 2. FMC and InfraCo Progress Update; 3. Others.
	Attendance of the Board of Commissioners	BPSB	BDA	WI	AMS	IR	IS	MRP	RM	SK
		√	√	√	√	√	√	√	√	√
	Attendance of the Board of Directors	RA	AF	BSW	BW	FMVR	HB	HS	HW	MFR
		-	√	√	√	√	√	√	√	√

Remarks:

RA	Ririek Adriansyah	BSW	Budi Setyawan Wijaya
HS	Heri Supriadi	AW	Afriwandi
FMV	FM Venusiana R.	BW	Bogi Witjaksono
HW	Herlan Wijanarko	HB	Honesti Basyir
MFR	Muhamad Fajrin Rasyid

Table of Content

Resolution of the Board of Directors That Need to Be Approved by the Board of Commissioners

Based on the provisions in the Board Manual of the Board of Directors and Board of Commissioners of Telkom, the Board of Directors must hold a Joint Meeting with the Board of Commissioners regularly at least 1 (one) in 3 (three) months. Any corporate action to be taken by the Board of Directors will be included as an agenda to be discussed in the Joint Meeting with the Board of Commissioners to seek opinions, considerations, and approval from the Board of Commissioners.

The agenda of the Joint Meeting during 2024 can be accessed in this Annual Report under the Board of Commissioners Meeting section.

IMPROVEMENT OF THE COMPETENCE OF THE BOARD OF DIRECTORS

Policy on Improving the Competence of the Board of Directors

To support the effectiveness of the Board of Directors' duties, members must regularly participate in relevant, independent, and sustainable training, knowledge development, and certification programs. Telkom provides opportunities for members of the BOD to participate in various educational programs, trainings, workshops, seminars, conferences, or other similar activities aimed at updating their knowledge and enhancing their expertise. These programs are specifically designed to strengthen the effectiveness of the BOD in carrying out its functions.

Activities to Improve the Competence of the Board of Directors in 2024

The following is a list of education and training programs that members of the Board of Directors participate in during 2024:

No.	Program Name	Organizers	Place	Participants
1.	Data Privacy and Protection Standards	Coursera - University of Pennsylvania	Online	President Director
2.	Introduction to Data Protection and Privacy	Coursera - University of Pennsylvania	Online	President Director
3.	What is Compliance	Coursera - University of Pennsylvania	Online	President Director
4.	Effective Compliance Programs	Coursera - University of Pennsylvania	Online	President Director
5.	Privacy law and data protection	Coursera - University of Pennsylvania	Online	President Director
6	Regulatory Compliance	Coursera - University of Pennsylvania	Online	President Director
7	Leveraging AI for Governance Risk and Compliance	Linkedin Learning	Online	President Director
8	Insider Threat Risk Management	Linkedin Learning	Online	President Director
9	Cybersecurity for Executives	Linkedin Learning	Online	President Director
10	CNBC Indonesia Tech & Telco Forum 2024	CNBC	Mega Bank Tower Auditorium	President Director
11	Bali Annual Telkom International Conference 2024	Telecommunication Indonesia International	Bali	President Director, Director of Wholesale & International Service, Director of Group Business Development
12	Course - Regulatory Compliance	University of Pennsylvania	Online	Director of WINS
13	Course - What is Compliance?	University of Pennsylvania	Online	Director of WINS
14	Course - Effective Compliance Programs	University of Pennsylvania	Online	Director of WINS
15	Course - Privacy Law and Data Protection	University of Pennsylvania	Online	Director of WINS
16	Course - What is Corruption: Anti- Corruption and Compliance	University of Pennsylvania	Online	Director of WINS
17	World Mobile Conference	Huawei	Barcelona	Director of EBIS, Director of DB

Table of Content

No.	Program Name	Organizers	Place	Participants
18	Speaker of Strategic Financial Management MM UNJA	University of Jambi	Online	Director of Finance and Risk Management
19	Fulfillment of Risk Management Organ Qualification (40 hours of training)	Coursera & LinkedIn	Online	All BoD
20	Speaker of SOE CFO School	Ministry of SOEs	Four Seasons Hotel Jakarta	Director of Finance and Risk Management
21	Training Regulatory Compliance	University of Penssylvania	Online	Dir SP
22	Seminar Basic Legal Understanding for Business: How to Address business Risk from Legal Perspectives	HukumOnline.com	Jakarta	Dir SP

BOARD OF DIRECTORS’ SELF ASSESSMENT POLICY

Based on Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, self-assessment policy is implemented to assess the performance of the Board of Directors. The assessment is carried out by each member of the Board of Directors by evaluating the performance of the Board of Directors in a collegial manner, not by evaluating individual performance. This policy is a form of accountability for assessing the performance of the Board of Directors so each member can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information regarding the Directors' self-assessment policy can be seen on the Telkom website in the GCG menu - Directors and Board of Commissioners Work Guidelines.

COMMITTEES UNDER THE BOARD OF DIRECTORS

The Company's Board of Directors has established the Executive Committee through the Company's Corporate Regulation PT Telkom Indonesia (Persero) Tbk. Number: PD.608.00/r.02/HK.000/COP-D0030000/2014 regarding the Executive Committee. The Executive Committee assists the Board of Directors in decision-making In the Company's Regulations, the Executive Committee is formed by the Board of Directors consisting of 2 (two) directors or more and is given the authority to decide/approve policies, the Company's Regulations or certain transactions.

Have the authority to decide or give approval to certain policies, Company Regulations or transactions in accordance with the object of the Committee. The following Executive Committee is formed based on the objectives of its authority:

1.	Investment Committee

This committee was formed to assist the work of the board of directors in approving investment programs to be carried out, and evaluating investment programs that have been implemented. The composition of the Investment Committee consists of:

Head	Director of Finance and Risk Management
Member
1.)
Director of Strategic Portfolio
2.)
Director of Network, & IT Solutions
3.)
Director of the relevant business (Director of Enterprise & Business Services or Director of Wholesale & International Services)

Working Group
1.)
VP in charge of the Management Accounting function;
2.)
VP in charge of the Infrastructure Planning Policy function;
3.)
VP in charge of the Product Management function;
4.)
VP in charge of the Corporate Strategic Planning function;
5.)
VP in charge of the Risk Management function;
6.)
VP in charge of Supply Planning & Control;
7.)
VP-level officials required.

Table of Content

2.	Subsidiary Management Committee

This committee assists the Company's Board of Directors to give approval and determine work plans, directions, and policies related to business management and risk management in Telkom Subsidiaries, as well as other matters that require Telkom's approval for the corporate action plan to be implemented by Telkom Subsidiaries.

The composition of the Subsidiary Management Committee consists of:

Head	Director of Finance and Risk Management
Member	1.) Director of Strategic Portfolio 2.) other directors if necessary for the management of the Subsidiary.
Working Group
1.)
VP in charge of subsidiary performance (Management Accounting) or VP in charge of Strategic Business Development;
2.)
VP in charge of the Corporate Strategic Planning function;
3.)
VP in the field of Legal & Compliance functions;
4.)
VP in charge of the Financial Logistic Policy function;
5.)
VP-level officials required.

3.	Risk, Compliance and Revenue Assurance Committee

The establishment of the Risk, Compliance and Revenue Assurance Committee, has the function of assisting the Board of Directors in the following objectives:

1)	Determine risk profile & mitigate risks that need to be considered by all Board of Directors.
2)	Formulate and establish GCG policies.
3)	Oversee the effectiveness of the Revenue Assurance process, including the establishment of preventive measures and remediation of potential leaks.
4)	Formulate and implement policies carried out in the framework: elimination of inefficient business processes, strengthening internal control and risk mitigation as well as policies related to Risk Management and Compliance.
5)	Establish decision recommendations on dispute resolution, which requires the approval of the Board of Directors.
6)	Conduct a review of the implementation of GCG, Compliance and Enforcement of business ethics.

The composition of the Risk, Compliance, and Revenue Assurance Committee consists of:

Head	Director of Finance and Risk Management
Member	1.) Director of Strategic Portfolio 2.) Director of Human Capital 3.) Other directors related to the decision material of the Committee
Working Group
1.)
VP in charge of the Risk Management function;
2.)
VP in charge of Compliance, Risk Management and General Affairs;
3.)
The position that heads the Internal Audit function;
4.)
VP in charge of the Corporate Strategic Planning function;
5.)
VP in charge of the Risk Management function;
6.)
VP in charge of Supply Planning & Control;
7.)
VP-level officials required.

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4.	Disclosure Committee

In managing the disclosure to be submitted by the Company, the Disclosure Committee helps to decide or approve in relation to:

1)	Approve the disclosure of information that contains elements of projections regarding operations, financial conditions, financial performance and matters of a financial and statistical nature
2)	Determine the level of materiality of the disclosure of information and ensure that the material information submitted has been disclosed in a complete, accurate, consistent and in accordance with applicable rules.
3)	Discuss internal audit reports
4)	Provide recommendations and/or letters of representation to the Approver to certify/approve a disclosure that will be issued to external parties.
5)	Other objects of authority are regulated in more detail in the Company Regulation on Disclosure Guidelines.

The composition of the Disclosure Committee consists of:

Head	Director of Finance and Risk Management
Member	1.) Director of Strategic Portfolio 2.) Other directors related to the decision material of the Committee
Working Group
1.)
VP in charge of the Financial Accounting function or VP in charge of the Enterprise Management function or VP in charge of the Investor Relations function (in accordance with the material discussed).
2.)
VP-level officials required in accordance with  the Disclosure material  discussed

5.	Procurement Committee

The Procurement Committee has the authority to give approval to procurement with the value that has been determined by the applicable logistics policy, including approval and determination related to the determination of the winner according to the applicable procurement policy, and the determination of HPS

The composition of the Procurement Committee consists of:

Head	Director of Finance and Risk Management
Member	1.) Director of Strategic Portfolio 2.) Director of Network, & IT Solutions 3.) Director of related business (Enterprise & Business Services or Wholesale & International Services)
Working Group
1.)
VP in charge of Supply Planning & Control
2.)
Head in charge of Compliance Risk Management & General Affair
3.)
SGM in charge of Supply Center
4.)
VP in charge of Legal & Compliance functions
5.)
VP in charge of Infrastructure Planning Policy
6.)
Required VP-level officials

6.	Pricing Committees

This committee has the task of ensuring the pricing strategy of Telkom/TelkomGroup products in accordance with the company's strategy, competitive product prices and periodic pricing reviews, as well as supervising and evaluating the implementation of single point margin in the TelkomGroup. The composition of the Pricing Committee consists of:

Head	Director in charge of Enterprise & Business functions
Member
1.)
Director of Strategic Portfolio
2.)
Director of Network, & IT Solutions
3.)
Director of Enterprise & Business Services
4.)
Director Wholesale & International Services
5.)
Directors in charge of related business fields

Working Group	1.) VP in charge of Enterprise Management

Table of Content

Head	Director in charge of Enterprise & Business functions

2.)
VP in charge of Enterprise Business & Strategic functions
3.)
VP in charge of the Enterprise Service function,
4.)
VP in charge of Business Service functions,
5.)
VP in charge of Wholesale & International Development,
6.)
VP in charge of Marketing & Sales
7.)
VP in charge of Innovation Strategy and Synergy
8.)
VP in charge of the Management Accounting function,
9.)
VP in charge of the Tariff Preparation function,
10.)
VP-level officials required in accordance with  the Disclosure material  discussed

PERFORMANCE ASSESSMENT OF THE BOARD OF DIRECTORS

One of the measuring tools used to assess the performance of the Board of Directors is  the Key Performance Indicator (KPI) which is compiled based on the Regulation of the Minister of SOEs No PER-3/MBU/03/2023 dated March 20, 2023 regarding Organs and Human Resources of State-Owned Enterprises, which stipulates:

1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains a promise or statement of a prospective member of the Board of Directors, namely if appointed/re-appointed as a member of the Board of Directors, promises, among other things, that it will meet all targets set by the GMS/Minister, including KPIs that have been previously set, and apply the principles of Good Corporate Governance.

2.	Performance appraisals based on KPIs are determined collegially for the President Director, and individually for each member of the Board of Directors.
3.

The determination of five perspectives in the preparation of KPI of the Board of Directors collegially, namely:

c.
Economic and social value for Indonesia;
d.
Business model innovation;
e.
Technology leadership;
f.
Increased investment; and
g.
Talent development.

The achievement of the KPI of the Board of Directors is calculated collegial and individually, and reviewed by the Public Accounting Firm (KAP) that audits Telkom's Financial Statements. Along with Telkom's commitment to manage ESG aspects in its business value chain, the Company has also set key performance indicators in the ESG aspect category, including:

1.	The environmental aspect is reflected in the TJSL effectiveness parameters, and, ITDRI research effectiveness;
2.	The social aspect, as seen from the parameters of total shareholder return and social impact;
3.	The governance aspect is reflected in the risk marturity index parameters, the effectiveness of the 2023 Financial Statements, and procurement excellence.

In addition, based on the Joint Resolution of the Board of Commissioners and Board of Directors No. 05/KEP/DK/2022 and PD.620.00/r.01/HK200/COP-M4000000/2022 regarding the Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia Tbk, Telkom implements a self-assessment policy to assess the performance of the Board of Directors. The assessment is carried out by each member of the Board of Directors by assessing the performance of the Board of Directors collegially, not individual performance assessments. This policy is a form of accountability for the performance assessment of the Board of Directors, so that it is hoped that each member can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information about  the Board of Directors' self-assessment policy  can be found on the  Telkom website on the GCG menu – Work Guidelines for the Board of Directors and Board of Commissioners.

Table of Content

Results of Collegial Assessment of the Performance of the Board of Directors

No.	KPI	Unit	Target	Polarites	Weight
A. Economic and Social Value for Indonesia
1	Financial Performance
	a. Revenue Consolidated	T Rp	156,22	Maximize	3
	b. EBITDA Consolidated	T Rp	83,96	Maximize	6
	c. Telkomsel EBITDA	T Rp	54,74	Maximize	4
2	Operating Cash Capability dan Economic Value Added
	a. Free Cash Flow	T Rp	34,23	Maximize	5
	b. ROIC≥WACC	%	6,2	Maximize	5
3	Funding Debt Ratio	%	100	Maximize	5
4	Operational Excellence
	a. Home Served/Home Passed	%	45,5	Maximize	4
	b. CAPEX to Revenue	%	28,7	Maximize	4
	c. Mobile Data Revenue Share	%	48,38	Maximize	4
5	Social Impact	%	100	Maximize	5
B. Business Model Innovation
6	External Revenue
	a. B2B Digital	T Rp	17,46	Maximize	5
	b. B2C Digital	T Rp	11,19	Maximize	5
7	TMT Cluster Synergy: Effectiveness of Telkom Synergy with Cluster Members (PFN, Peruri, Antara)	Time	From 2023	Maximize	5
C. Technology Leadership
8	Project milestone completion for planned 5G initiatives: Infrastructure preparation to support 5G	Sum	16	Maximize	2
9	5G Readiness: % Fiber Connected Towers, Number of Pilot Use Cases, and 5G Implementation Cities (Strengthening 5G Implementation)%		100	Maximize	3
D. Increased investment
10	Telkom Digital Venture:
	a. Telkom Venture Fund Value	T Rp	9,06	Maximize	3
	b. Money multiplier	x	1,3	Maximize	3
11	TELKOM MPF effectiveness: Implementation of Winter Strategy for startups and potential unicorns	Time	From 2023	Maximize	3
12	Effectiveness of Value Creation
	a. Subs with ROIC>WACC	%	50	Maximize	3
	b. Streamlining program effectiveness	%	100	Maximize	3
13	Data Center
	a. Strategic Partnership	Time	Jun-23	Maximize	3
	b. Capacity Expansion	%	100	Maximize	2
E. Talent Development
14	Female talent and millennial talent
	a. Ratio of Women in nominated talent	%	18	Maximize	5
	b. Ratio of young Top Talent in nominated talent	%	6	Maximize	5
15	Digital capability readiness (build)	Talent	2.500	Maximize	5
	Total				100

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AFFILIATION RELATIONSHIP BETWEEN THE BOARD OF DIRECTORS AND THE BOARD OF COMMISSIONERS

The Board of Commissioners and the Board of Directors of Telkom are prohibited from having an affiliate relationship between fellow members of the Board of Commissioners, fellow members of the Board of Directors, between the Board of Directors and the Board of Commissioners, or with Shareholders, in accordance with the provisions of Law No. 40 of 2007 regarding Limited Liability Companies, as well as the provisions of TelkomGroup's affiliate relationship submitted in the form of an Official Memorandum of the President Director Number: C.Tel.02/HK 000/TEL-00000000/2021 regarding Temporary Procedures for Affiliate Transactions and Collision Transactions TelkomGroup's interests. This provision aims to avoid conflicts of interest, so that the Board of Commissioners and the Board of Directors can make objective decisions that do not harm Telkom's interests.

The table below shows the family relationship between members of the Board of Commissioners and fellow members of the Board of Commissioners, members of the Board of Directors, and/or Major Shareholders/Controllers:

Name	Position	Affiliate Relations
		Board of Commissioners		Management		Major Shareholder/Controlling
		Yes	Not	Yes	Not	Yes	Not
Board of Commissioners
Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner		√		√		√
Wawan Iriawan	Independent Commissioner		√		√		√
Bono Daru Adji	Independent Commissioner		√		√		√
Marcelino Rumambo Pandin	Commissioner		√		√		√
Ismail	Commissioner		√		√		√
Rizal Mallarangeng	Commissioner		√		√		√
Isa Rachmatarwata	Commissioner		√		√		√
Arya Mahendra Sinulingga	Commissioner		√		√		√
Silmy Karim	Commissioner		√		√		√
Board of Directors
Ririek Adriansyah	President Director		√		√		√
Herlan Wijanarko	Director of Network & IT Solutions		√		√		√
Bogi Witjaksono	Direktur Wholesale & International Service		√		√		√
FM Venusiana R.	Director of Enterprise & Business Service		√		√		√
Heri Supriadi	Director of Finance & Risk Management		√		√		√
Afriwandi	Director of Human Capital Management		√		√		√
Budi Setyawan Wijaya	Director of Strategic Portfolio		√		√		√

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Name	Position	Affiliate Relations
		Board of Commissioners		Management		Major Shareholder/Controlling
		Yes	Not	Yes	Not	Yes	Not
Muhamad Fajrin Rashid	Director of Digital Business		√		√		√
Honesti Basyir	Direct Group Business Development		√		√		√

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CORPORATE SECRETARY

In accordance with the Financial Service Authority's Regulation No. 35/POJK.04/2014 regarding Corporate Secretary of Issuers or Public Companies, Telkom has a Corporate Secretary/Investor Relations function that plays a role in facilitating communication between the Board of Directors and the Board of Commissioners. The corporate secretary plays an important role as an internal liaison and establishes external relationships with shareholders, government, OJK, and other stakeholders. In addition, the Corporate Secretary is responsible for ensuring Telkom's compliance with applicable laws and regulations related to the Capital Market. In 2024, Mr. Octavius Oky Prakarsa held the Telkom Corporate Secretary position.

CORPORATE SECRETARY’S PROFILE

Octavius Oky Prakarsa Vice President Investor Relations
Age	41 years
Citizenship	Indonesia
Domicile	Jakarta, Indonesia
Educational Background	2007 – Master of Science, Univesity of Nottingham Major in Corporate Strategy 2006 – Bachelor of Arts (Hons), University of Northumbria, New Castle Major in International Business Administration
Basis of Appointment	Resolution of the Board of Directors
Term of Office	Appointed on July 1, 2024
Work Experience	• 2013-2024 Fund Manager, Schroder Investment Management Indonesia • 2010-2013 Research Analyst – Vice President, Mandiri Sekuritas • 2008-2010 Investment Banking – Associate, Mandiri Sekuritas

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing the organization of the GMS, including materials, especially the Annual Report;
2.	Attending the Board of Directors Meeting and Joint Meeting between the Board of Commissioners and the Board of Directors;
3.	Managing and maintaining documents related to the Company’s activities, including the GMS’s documents and other important documents of the Company; and
4.	Determining criteria regarding the types and contents of information that can be presented to the Stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to Stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;

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	b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the company’s information in a tactical, strategic, and timely manner.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Telkom's Corporate Secretary has organized various activities throughout 2024, including:

No.	Date	Event Name	Organizers	Location
1.	12 January 2024	BofA ASEAN Conference 2024	BofA	Singapore
2.	22-23 January 2024	Non-Deal Roadshow with Nomura - Tokyo	Nomura	Tokyo
3.	24 January 2024	Non-Deal Roadshow with Nomura - Hong Kong	Nomura	Hong Kong
4.	19-21 February 2024	Non-Deal Roadshow with Citi – London	Citi	London
5.	7-8 March 2024	Mandiri Investment Forum 2024	Mandiri Sekuritas	Jakarta
6.	16 April 2024	Non Deal Roadshow with Mandiri Sekuritas and Jefferies - Paris	Mandiri Sekuritas & Jeffries	Paris
7.	17-18 April 2024	Non Deal Roadshow with Mandiri Sekuritas and Jefferies - London	Mandiri Sekuritas & Jeffries	London
8.	19 April 2024	Non Deal Roadshow with Mandiri Sekuritas and Jefferies – Frankfurt	Mandiri Sekuritas & Jeffries	Frankfurt
9.	13-14 May 2024	Macquarie Asia Conference 2024	Macquarie	Hong Kong
10.	16 May 2024	Morgan Stanley Virtual ASEAN Conference 2024	Morgan Stanley	Virtual
11.	30-31 May 2024	Citi's 2024 Macro & Pan-Asia Investor Conference	Citi	Singapore
12.	12-13 June 2024	20th CITIC CLSA ASEAN Forum	CLSA	Jakarta
13.	14 August 2024	Telkom Power Breakfast	Telkom	Jakarta
14.	20 Juni 2024	J.P. Morgan’s APAC Telco Call Series	JPMorgan	Virtual
15.	5-8 dan 15 August 2024	Non-Deal Roadshow Jakarta	BNI Sekuritas	Jakarta
16.	20-21 August 2024	Non-Deal Roadshow Kuala Lumpur	Macquarie	Kuala Lumpur
17.	27-28 August 2024	Macquarie ASEAN Conference 2024	Macquarie	Singapore
18.	3 September 2024	Non-Deal Roadshow USA (Boston)	Citi	Boston
19.	4 September 2024	Non-Deal Roadshow USA (New York)	Telkom	New York
20.	4-5 September 2024	Citi GEMS Conference 2024	Citi	New York
21.	6 September 2024	Non-Deal Roadshow USA (SF)	JPMorgan	San Fransisco
22.	10 September 2024	Non-Deal Roadshow Hong Kong	HSBC & Telkom	Hong Kong
23.	11-12 September 2024	31st CITIC CLSA Investors' Forum	CLSA	Hong Kong
24.	19 September 2024	J.P. Morgan’s ASEAN TMT & Fintech Access Series	JPMorgan	Virtual
25.	4-6 and 12 November 2024	Non-Deal Roadshow Jakara with BRIDS	BRIDS	Jakarta
26.	7-8 November 2024	Nomura x Verdhana Indonesia Conference 2024	Nomura and Verdhana	Jakarta
27.	18 November 2024	Non-Deal Roadshow Hong Kong wih CLSA	CLSA	Hong Kong
28.	19 November 2024	2024 Global TMT Conference in Asia	JPMorgan	Hong Kong
29.	20-21 November 2024	Morgan Stanley 23rd Annual Asia Pacific Summit	Morgan Stanley	Singapore
30.	28-29 November 2024	Non-Deal Roadshow Kuala Lumpur wih CGS	CGS	Kuala Lumpur

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CORPORATE SECRETARY’S TRAINING AND EDUCATION

Telkom provides various education and training to develop the competence of Corporate Secretaries. The education and/or training programs to be participated in during 2024 are as follows.

Training and Education Attended by Corporate Secretary 2024

No.	Date	Name of Activities
1.	28 – 29 August 2024	Capital Market Legal Training
2.	13 December 2024	Blomberg Training

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INTERNAL AUDIT DEPARTMENT

The Internal Audit (IA) Department is one of the departments in TelkomGroup whose role is to assure management and stakeholders regarding the effectiveness of internal control, risk management, and the implementation of good corporate governance. In addition, IA is also expected to provide added value and improve the efficiency and effectiveness of TelkomGroup's business operations.

INTERNAL AUDIT CHARTER

In carrying out its duties and responsibilities, IA is guided by the Internal Audit Charter No. SK.01/PW000/TEL-00000000/2024 dated January 3, 2024, which was established by the President Director and approved by the President Commissioner and the Chairman of the Audit Committee. This IA Charter contains references and guidelines for IA in carrying out its duties, such as vision, mission, structure, status, duties, responsibilities, authority, and the code of ethics of IA and requirements for internal auditors.

SVP INTERNAL AUDIT DEPARTMENT’S PROFILE

Mohamad Ramzy
Age 51 years old
Citizenship Indonesian
Domicile South Jakarta, Indonesia
Educational Background
2005	Master Degree of Management Communication, Universitas Indonesia
1997	Bachelor Degree of Engineering, Sekolah Tinggi Teknologi Telkom
Basis of Appointment
Prohire Contract Employee Employment Agreement Number K.TEL.13/HK810/HCS-10000000/ 2024 dated July 19, 2024
Term of Office
2024, 22 July – 2025, 31 July
Work Experiences
July 2024 - Now	SVP Internal Audit Telkom
May 2021 – May 2024	Board of Director of Finance and Management Risk, Telkomsel
November 2020 – May 2021	SVP Financial Planning Analysis & Business Partner, Telkomsel
October 2018 – October 2021	VP Wins Strategy and Planning, Telkom
January 2015 – September 2018	VP Wins Development,
September 2013 – December 2014	AVP Performance Development Dit.WINS, Telkom

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INTERNAL AUDIT DEPARTMENT’S DUTIES AND RESPONSIBILITIES

Duties and responsibilities of IA Telkom, based on Internal Audit Charter, are:

1.

To prepare work plans and annual risk-based audit programs in line with the direction and development of the company's business and carry out work plans and audit programs that have been approved by the Audit Committee and approved by the President Director;

2.	To help the Company to ensure that internal controls and risk management systems have been implemented effectively and efficiently about:
	a.	Financial reporting to produce information that is free from material misstatement and by applicable standards and regulations;
	b.	Operational controls to ensure that management objectives are achieved appropriately;
	c.	Asset management has been carried out appropriately to protect assets from physical and legal risks and ensure optimal use of assets;
	d.	Ensure that the Company’s activities comply with the applicable laws and regulations.
3.	To monitor, analyze, and report on follow-up improvements that have been recommended;
4.	To develop evaluation methods and quality improvement programs for the activities and results of the Internal Audit in collaboration with the Audit Committee;
5.	To provide consultancy needed by the Company, Subsidiaries, Affiliated Companies, and Other Entities following the agreed scope of internal audit;
6.	To perform audit synergies with units that carry out the internal audit function in Subsidiaries, Affiliated Companies, and Other Entities;
7.

Follow up on reports of whistle-blowers coming through the Telkom Integrity Line regarding alleged fraud in the Company, Subsidiaries, and other Affiliated Entities, and submit reports to the Audit Committee and President Director.

INTERNAL AUDIT DEPARTMENT’S STRUCTURE AND POSITION

Telkom's Internal Audit Departement is headed by the Senior Vice President (SVP), who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. The IA Department reports directly to the President Director. Until the end of 2024, IA Telkom consists of 88 people. In line with the Financial Service Authority's Regulation No. 56/POJK.04/2015 regarding the Formation and Guidelines for Preparing the Internal Audit Unit Charter, the President Director, with the approval of the Board of Commissioners, can dismiss SVP IA who do not meet the requirements and/or fail or are incompetent in carrying out their duties. Until the end of 2023, IA Telkom's organizational structure chart is as follows:

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INTERNAL AUDIT DEPARTMENT’S TASK IMPLEMENTATION

Every year, IA Telkom makes a work plan as outlined in the Program Kerja Audit Tahunan (PKAT) or Annual Audit Work Program and Program Kerja Non-Audit Tahunan (PKNAT) or Annual Non-Audit Work Program of the Internal Audit Department, which the Audit Committee and the Main Director approved. In 2024, IA Telkom carried out 54 assignments outside PKNAT, which included audit, consultation, evaluation, and review activities. The description of IA Telkom's activities is as follows:

Sub Departement	Audit	Consultation	Evaluation	Review	Total
Infrastructure & Operation Audit (IOA)	8	4	-	3	15
Integrated & Financial Audit (IFA)	5	4	5	13	27
Information & Technology Audit (ITA)	3	7	1	1	12
Total	16	15	6	17	54

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

Telkom Internal Auditors need to have various certifications to carry out standardized work so that the quality of internal supervision can run well. At the end of 2024, the certifications held by IA Telkom employees are as follows.

No.	Certification Type	Number of Certification
1	Asean Chartered Professional Accountant (ACPA)	3
2	Certificate in International Financial Reporting Standard (IFRS)	3
3	Certification in Audit Committee Practices (CACP)	7
4	Certification of Internal Audit Executive (CIAE)	3
5	Certified Behavior Consultant (CBC)	2
6	Certified Business Hijrah Coach (CBHC)	1
7	Certified Compliance Professional (CCP)	39
8	Certified Data Center Professional (CDCP)	1
9	Certified Data Privacy Solution Engineer (CDPSE)	1
10	Certified Data Science Specialist (CDSS)	1
11	Certified Financial Consultant (CFC)	1
12	Certified Fraud Examiner (CFE)	5
13	Certified Governance, Risk Management and Compliance Auditor (GRCA)	1
14	Certified Governance, Risk Management and Compliance Professional (GRCP)	1
15	Certified Human Resource Professional Executive (CHRPE)	1
16	Certified Indonesia Scrum Master I	1
17	Certified Information Systems Auditor (CISA)	3
18	Certified Information Systems Security Professional (CISSP)	1
19	Certified Internal Audit Leader (CIAL)	5
20	Certified Internal Audit Officer (CIAO)	28
21	Certified Internal Auditor (CIA)	5
22	Certified International Procurement Professional (CIPP)	1
23	Certified IT Infrastructure Library (ITIL)	2
24	Certified IT Infrastructure Library (ITIL) - IT Intermediate Examination Service Strategy	1
25	Certified IT Infrastructure Library (ITIL) - IT Intermediate Examination Service Transition	1
26	Certified IT Infrastructure Library (ITIL) - IT Service Management	1
27	Certified Management Accountant (CMA)	3
28	Certified Professional Auditor of Indonesia (CPAI)	1
29	Certified Professional Industrial Relation (CPIR)	3
30	Certified Professional Marketer (CPM)	1
31	Certified Public Accountant (CPA)	1
32	Certified Public Speaking (CPS)	1

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No.	Certification Type	Number of Certification
33	Certified Risk Associate (CRA)	2
34	Certified Risk Executive Leader (CREL)	1
35	Certified Risk Management Assurance (CRMA)	1
36	Certified Risk Management Officer (CRMO)	8
37	Certified Risk Professional (CRP)	3
38	Certified Securities Analyst - Analis Saham (CSA)	1
39	Chartered Accountant (CA)	8
40	Cisco Certified Internetwork Expert (CCIE)	1
41	Data Management & Reporting	1
42	Diploma in International Financial Reporting Standard (DipIFRS)	1
43	Google Career Certificates (GCC) Data Analytics	13
44	Google Career Certificates (GCC) Digital Marketing & E-Commerce	3
45	Google Career Certificates (GCC) Project Management	9
46	Google Career Certificates (GCC) UX Design	1
47	Human Resource Business Professional (HRBP)	2
48	Human Resource Management Professional (HRMP)	1
49	Indonesia Internal Audit Practitioner (IIAP)	1
50	ISO 27001: 2013 ISMS - Auditor/Lead Auditor	1
51	ISO 37001: 2016 Lead Auditor	1
52	Metro Ethernet Forum - Carrier Ethernet Certified Professional (MEF-CECP) 2.0	1
53	Microsoft Certified Solution Associate	1
54	Microsoft Certified Technology Specialist: Windows Server 2008 Active Directory Configuration	1
55	Microsoft Certified Technology Specialist: Windows Server 2008 Network Infrastructure Configuration	1
56	MikroTik Certified Network Associate (MTCNA)	1
57	Offensive Security Certified Professional (OSCP)	2
58	Open Network Foundation Certified SDN Associate (ONF OCSA)	1
59	Oracle Certified Associate (OCA)	1
60	Professional Scrum Product Owner I (PSPO)	1
61	Qualified Chief Risk Officer (QCRO)	15
62	Qualified Internal Audit (QIA) Manajerial	13
63	Qualified Risk Governance Professional (QRGP)	1
64	Qualified Risk Management Analyst (QRMA)	17
65	Qualified Risk Management Professional (QRMP)	14
66	Qualified Wealth Planner (QWP)	1
67	Red Hat Certified System Administrator (RHCSA)	1
68	Register of State Accountants (RNA)	3
69	Project Management Expert (AMP) Certification	1
70	Young Integrity Builder (API) Expert Certification	1
71	Certified Public Accountant at the Auditor Level	1
72	Competency Assessor Certification	1
73	Indonesian Legal Auditor Certification	1
74	Industrial Relations Certification	2
75	General Management Certification of Pension Funds (MUDP)	1
76	Brevet Tax Certification C	3
77	Certification of Special Education for the Advocate Profession (PKPA)	1
78	Accountant Professional Certification (PPAk)	2
79	Deputy Investment Manager Certification (WMI)	2
80	Telkom Certified Customer Experience (TCCX)	1
81	Telkom Certified Performance Management (TCPM)	1

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No.	Certification Type	Number of Certification
82	The Open Group Architecture Framework version 0.1 Foundation (TOGAF® 9.1 Foundation)	1
83	The Open Group Architecture Framework (TOGAF® Standard, Version 9.2)	1
Total		283

INTERNAL AUDIT’S TRAINING AND EDUCATION

Telkom involves IA employees in various education and training activities held by Telkom CorpU, ACFE, IIA, ISACA, SPRINT, BPKP, and others to maintain and improve the competence of its internal auditors. The following table summarizes the education and training attended by IA Telkom employees throughout 2024.

Programs	Number of Participants	Number of Days
Culture	16	144
Leadership	26	260
Business	399	9.177
Technical	123	2.829
Certification	125	50.875
Sharing Knowledge	372	6.324
Total	1.061	69.609

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INTERNAL CONTROL SYSTEM

The Internal Control System (SPI) is a continuous monitoring mechanism that includes the reliability of financial reports and the availability of complete and timely financial reports, including the evaluation of financial reporting. SPI Telkom is run collectively by the Board of Directors, management, and other personnel under the supervision of the President Director and Director of Finance.

Through SPI, Telkom ensures that the preparation of consolidated financial reports is in accordance with the Financial Accounting Standards set by the Indonesian Institute of Accountants (IAI). Telkom's shares are listed on the New York Stock Exchange, therefore Telkom must also comply with the provisions of SOX Section 404, which requires Telkom to establish, maintain, test, and disclose the effectiveness of internal control over financial reporting.

SPI also ensures the achievement of efficiency and effectiveness of operational activities and compliance with regulations. Through SPI, Telkom can monitor the Company's compliance with applicable regulations, both regulations from Telkom officials and government regulations. Telkom can also control its operational activities in accordance with the work procedures in each function..

INTERNAL CONTROL FRAMEWORK

Telkom implements SPI in accordance with the Internal Control-Integrated Framework 2013 from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom continues to ensure that all business activities are carried out in accordance with applicable laws and regulations. The Legal & Compliance Unit under the Corporate Secretary Department is responsible for statutory compliance, which carries out several activities, such as legal advisory, legal opinion, legal review, and litigation.

Telkom implements five internal control components with the COSO Framework, which are interconnected at all levels and business units of the Company, namely.:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

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5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicate deficiencies.

INTERNAL CONTROL IMPLEMENTATION IN TELKOM

Telkom implements and applies the COSO Framework components to its policies, namely:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
1.

Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (Amanah, Kompeten, Harmonis, Loyal, Adaptif, and Kolaboratif) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

2.

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

3.

Telkom has a Competency Directory that defines the company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of capital structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
4.

Telkom has several considerations in developing accounting policies, such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

5.	Internal Control over Financial Reporting (ICOFR) is designed on the principle of risk-based assessment.
6.	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
7.	Telkom manages internal and external corporate risk with established mechanisms.
8.	Telkom also implements an anti fraud policy control system and has potential fraud prevention.
Control Activities
9.

The governance of ICOFR control activities in Telkom applies the three-line model, where the business unit (Business Process Owner) is responsible for control implementation as the first line, Risk Management as the second line for ensuring the suitability of control design, and Internal Audit as the third line for assessing the effectiveness of control design compared to operational implementation.

10.	Telkom establishes and updates the ICOFR design, which consists of Entity-Level Control (ELC), Transactional-Level Control (TLC), and IT General Control (ITGC), regularly.
11.	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
12.	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
13.	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.
14.	Telkom conducts ICOFR Control Self-Assessment (CSA) to assess the design's effectiveness periodically.

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INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Information and Communication
15.

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

16.

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our company covers aspects of IT governance and IT management.

Monitoring Activity
17.

Telkom has an Internal Audit Charter that includes the auditor's requirements in Internal Audit Department, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.

18.	CEO TelkomGroup always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit.

In accordance with Minister of State-Owned Enterprises Regulation No. PER-02/MBU03/2023 regarding the Implementation of Good Corporate Governance (GCG) and Significant Corporate Activities in SOE, specifically Article 26 paragraph (2), Telkom carries out regular assessments of the implementation of SPI to improve the quality of SPI. The results of the SPI assessment in 2024 show that Telkom's Control System is effective.

FINANCIAL AND OPERATIONAL CONTROL

Financial control carried out by Telkom includes financial plans, feedback, adjustments, and validation processes to ensure plan implementation or change plans in response to various changes. Meanwhile, operational control consists of the deployment process to ensure operational activities run effectively and efficiently.

In general, financial and operational control at Telkom, includes:

1.	Physical Control of Assets and Intangible Assets
Physical control of assets in the corporate environment is directed at securing and protecting risky assets.
2.	Separation of Functions and Authorization
Segregation of functions is geared towards adequate review and reduces the potential for errors and fraud.
3.	Execution of Events and Transactions
Control is carried out to ensure that transaction activities are carried out properly according to the plan and need that have been determined.
4.	Accurate and On Time Records on Events and Transactions
Accurate and on time records of operational events and transactions that carried out.
5.	Restricted Access and Accountability for Resources and Their Records
Access to company resources and records should be limited only to the personnel that assigned the duties and responsibilities.
6.	Good Documentation of Control Events and Transactions
Every event and transaction in the company is well documented as basic evidence of the occurrence and fairness of the transaction.

EFFECTIVENESS OF INTERNAL CONTROL SYSTEM OVERVIEW

Telkom reviewed SPI's effectiveness based on supervision carried out by the Internal Audit (IA) and External Audit Departments. The IA Department submits SPI supervision reports to the Board of Directors and Board of Commissioners. Management is responsible for implementing an effective and reliable SPI and ensuring that this is embedded at every level of the Company.

The Internal Audit Department reports the results of SPI supervision to the Board of Directors and Board of Commissioners. The audit findings will be submitted to the relevant management for follow-up. Based on the supervision in 2024, Telkom's SPI is considered had running effectively.

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STATEMENT OF THE BOARD OF DIRECTIONS AND/OR THE BOARD OF COMMISSIONERS ON ADEQUACY OF INTERNAL CONTROL SYSTEM

Through the Audit Committee, the Board of Directors and Board of Commissioners hold regular meetings with the Internal Audit and External Audit Departments to discuss internal control monitoring and follow-up plans on matters management needs to pay attention to. The Internal Audit and External Audit Unit reports the results of monitoring and testing of internal control to the Board of Directors and Board of Commissioners at least once a year.

The Board of Directors and Board of Commissioners assess that Telkom's internal control system has been running effectively and has met the adequacy of the policies and standards referred to, among others:

1.	Provisions of Sarbanes-Oxley Act (SOX) 302, 404, and 906.
	a.	SOX 302 Corporate Responsibility for Financial Reports

Require the CEO and CFO to provide certification regarding the effectiveness of design and implementation of internal control and disclosure of significant deficiencies in internal control in the context of financial reporting (Internal Control over Financial Reporting/ICoFR).

	b.	SOX 404 Management Assessment of Internal Controls

Require companies that list their shares on United States stock exchange to design, implement, document, evaluate, and disclose the result of evaluation of the effectiveness of internal control over financial reporting (Internal Control over Financial Reporting/ICoFR).

	c.	SOX 906 Corporate Responsibilities for Financial Reports: Failure of Corporate Officers to Certify Financial Reports
		i.	If misrepresented, the CEO and CFO are subject to criminal penalties of up to $1 million or up to 10 years in prison, or both, or
		ii.	If the disclosure is intentional, the CEO and CFO are subject to criminal penalties of up to $5 million or up to 20 years in prison, or both.
2.	Regulation of the Minister of SOEs No.PER-2/MBU03/2023 regarding Guidelines for Governance and Significant Corporate Activities at State-Owned Enterprises.

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RISK MANAGEMENT SYSTEM

The risk management system is essential in realizing Good Corporate Governance (GCG). By implementing a good risk management system within Telkom and its subsidiaries, the Company can identify various business risks faced and develop appropriate risk mitigation to expand the business scope for communication transformation in the digital era, improve the risk management system on an ongoing basis, and support business continuity.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

As a company listed on the New York Stock Exchange (NYSE), Telkom is also required to implement risk management that complies with the Sarbanes-Oxley Act, significantly articles 302 and 404. Based on the Minister of State-Owned Enterprises Regulation No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, Telkom, as a state-owned company, is also required to implement a risk management system. Implementing a risk management system is carried out to fulfill compliance aspects and maintain business continuity so that it runs well.

Telkom publishes various company policies relating to risk management implementation arrangements, among others:

1.

Resolution of the  Board of Commissioners (KAKOM No. 7/2006 Risk Management regarding the Authorities and Responsibilities of the Commissioners, the Obligations of the Directors regarding the Implementation of Risk Management);

2.

Resolution of the Board of Directors/Regulation of the Board of Directors (KD 13/2009regarding Guidelines for the Management of SOX Sections 302 and 404, Company Management refers to the provisions of the US SEC;

3.	Regulation of the Board of Directors of Company (Persero) (Number: PD.614.00/r.02/HK290/COP-KOA10000/2024) regarding Company Risk Management;
4.	Regulation of the Director of Finance and Risk Management (PR 614.00/r.02/HK200/COP-I0000000/2024) regarding Guidelines for Implementing Corporate Risk Management;
5.	Standard Operation Procedure, (Number: SOP.RMPP.03/RSG/2022) regarding Risk Management Process and Enterprise Risk Integration.
6.	Standard Operation Procedure, (Number: SOP.01.00/RSG/2024) regarding Risk Management Reporting and Performance Evaluation;
7.	Standard Operation Procedure, (Number: SOP.03.00/RSG/2024) on Risk Maturity Index Assessment.

These various regulations and provisions form the foundation for Telkom to carry out risk management, of course referring to various existing standards and best practices.

RISK MANAGEMENT SYSTEM (FRAMEWORK) AND POLICY

Telkom's risk management implementation is based on two policies: Resolution of the Board of Directors No. PD.614.00/r.02/HK.290/COP-K0A10000/2024 dated September 3, 2024, regarding Enterprise Risk Management and the Resolution of the Board of Director of Finance and Risk Management  PR.614.00/r.02/HK200/COP-K0000000/2024 regarding Guidelines for the Implementation of Enterprise Risk Management. Telkom's risk management policy refers to the ISO31000:2018 Risk Management - Principles and Guidelines standard, which consists of 3 main components, namely:

1.	Principle
Risk Management Principles as the foundation for how risk management works to ensure the creation and protection of value, including:
	1)	Integrated
Risk management is an integrated part of the company's overall activities.
	2)	Structured and Comprehensive

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In practice, the company takes a structured and comprehensive approach to provide consistent and comparable results.
	3)	Costumized
The risk management framework and process must be adapted and proportionate to the external and internal context of the organization in line with the company's goals.
	4)	Inclusive

It is necessary to involve the right stakeholders at the right time to take their knowledge, views, and perceptions into account, thereby increasing awareness of risk management, which is well-informed.

	5)	Dynamic

Risks can appear, change, and disappear along with the changes in the context and conditions of the company's internal and external environment. The application of risk management must be able to anticipate, detect, acknowledge, and respond to these changes and events in an appropriate and timely manner.

	6)	Best Available Information

Risk management is based on historical, current information, and expectations for the future. Risk management explicitly considers all limitations and uncertainties associated with such information and expectations. Information must be timely, clear, and available to relevant stakeholders.

	7)	Human and Culture Factors
Behavior and culture significantly affect all aspects of risk management at every level and stage of the company's activities.
	8)	Continuous Improvement
Risk management is continuously improved through learning and experience.

2.	Framework
The framework that regulates the commitment to the role and division of Telkom's risk management functions includes:
	1)	Leadership and Commitmen
		i.	The Board of Directors ensures that risk management is integrated into all activities of the Company and must demonstrate leadership and commitment, by:
			a.	Customize and implement all components of the framework;
			b.	Issue a statement or policy that sets out risk management approaches, plans, or actions;
			c.	Ensure that necessary resources are allocated to manage risk;
			d.	Establish authority, responsibility, and accountability at the appropriate level within the Company.
		ii.	Risk management becomes inseparable from the Company's objectives, governance, leadership and commitment, strategy, goals, and operations.
	2)	Integrasi (Integration)
		i.	Risk management becomes inseparable from the Company's objectives, governance, leadership and commitment, strategy, goals, and operations;
		ii.	The integration of risk management into the Company is a dynamic and iterative process and must be adapted to the needs and culture of the Company.
		iii.	Risks are managed in every part of the Company's structure, where everyone in the Company has the responsibility to manage risks.
	3)	Design
		i.	The design of the risk management framework is carried out by examining and understanding the external and internal context of the Company.
ii.

The Board of Directors and the Board of Commissioners demonstrate and articulate their ongoing commitment to risk management through policies, statements, or other forms, and are communicated within the Company and stakeholders.

		iii.	Authority, responsibility, and accountability related to risk management are established and communicated at all levels within the Company.
		iv.	Management ensures the appropriate allocation of resources for risk management.

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		v.	The Company establishes approved communication and consulting approaches to support the framework and facilitate the implementation of effective risk management.
	4)	Implementation
Risk management implementation requires stakeholders' involvement and awareness, thus allowing the Company to consider uncertainty in decision-making explicitly.
	5)	Evaluation
The company evaluates the effectiveness of the risk management framework by periodically measuring its performance of the risk management framework.
	6)	Improvement
		i.	The Company monitors and adjusts the risk management framework in anticipation of external and internal changes.
		ii.	The Company is constantly improving the suitability, adequacy, and effectiveness of the risk management framework and how to integrate risk management processes.

3.	Context assignment - Scope, context, and criteria;
	1)	Risk assessment consisting of:
		i.	Risk identification
It is a process to find, recognize, and describe risks in achieving the Company's objectives. Relevant, appropriate, and up-to-date information is essential in identifying risks.
		ii.	Risk Analysis

It is a process to understand the nature and characteristics of risk, including its level of risk. Risk analysis involves a detailed consideration of the uncertainty, the source of the risk, the consequences, the possibilities, events, scenarios, controls, and their effectiveness. An event can have many causes and consequences and can also affect a variety of objectives.

		iii.	Risk evaluation
Is a process to support decision-making. Risk evaluation involves comparing risk analysis results with established risk criteria to determine where additional measures are needed.
	2)	Risk treatment
		i.	Risk treatment is to select and implement options for dealing with risk, which consists of:
			a.	Risk aversion
			b.	Accept risk
			c.	Mitigating risk
			d.	Dividing/transferring risk
		ii.	The risk treatment plan should be integrated into the Company's management plans and processes in consultation with appropriate stakeholders.
	3)	Monitoring dan review
		i.	Monitoring and review are to ensure and improve the quality and effectiveness of the process design, implementation, and risk management outcomes.
		ii.	Monitoring and review should be carried out at all process stages, including planning, collecting, analyzing information, documenting results, and providing feedback.
	4)	Recording and Reporting
		i.	The risk management process and its results should be documented and reported through appropriate mechanisms.
ii.

Reporting is an integral part of corporate governance. It is intended to improve the quality of dialogue with stakeholders and support the Board of Directors and the Board of Commissioners in fulfilling their responsibilities.

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HEAD OF RISK MANAGEMENT DEPARTMENT’S PROFILE

Roberto Surya Negara
Age 53 years old
Citizenship Indonesian
Domicile Jakarta, Indonesia
Educational Background
1996	Bachelor Degree in Economics Accounting, Faculty of Economy Universitas Indonesia, Indonesia.
2014	Magister of Management, Universitas Gajah Mada, Indonesia
Executive Course
1. Overview of Operational Risk Management 2. Directorship Program 3. Application of Business Judgment in SOEs 4. Great Executive Development Program
Certification
2023	Certified Risk Executive Leader (CREL)
Basis of Appointment
Resolution of the Board of Directors Telkom’s No. SK 220/PS000/TII-11/XI/2024 regarding Talent Mobility Program Employee Assignment
Term of Office
November 1, 2024 – present
Work Experiences
2024 - present	SVP Risk Management, Telkom.
2023 - 2024	CEO PINS.
2020 - 2023	CFO Telkom Sigma
2018 - 2020	CFO Infomedia
2017 - 2018	Executive Vice President Investment & Strategic Portfolio Telekomunikasi Indonesia International.

Prayudi Utomo
Age 55 years old
Citizenship Indonesia
Domicile Bandung, Indonesia
Educational Background
1993	Bachelor of Electrical Engineering, Universitas Gadjah Mada, Indonesia
Executive Course
1.
Great Executive Development Program (GEDP), Telkom - Indonesia
2.
Studium Generale : B2B IT SERVICE TREG, Telkom - Indonesia
3.
Great People Development Program (GPDP) II, Telkom - Indonesia
4.
Smart People Development Program - CRM, Telkom - Indonesia

Certification
2023	Certified Qualified Chief Risk Officer (QCRO)
2023	Certified Professional Cert in Risk Management
2017	Certified Aplikasi KPRO & SIIS

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Basis of Appointment
Resolution of the Board of Directors Telkom’s No. SK 783/PS720/HCB-105/2023 June 27, 2023 regarding Employee Movements.
Term of Office
June 1, 2023 –present
Work Experiences
2023 - present	VP Risk Operation & Process Management.
2023 - 2023	Deputy EVP Marketing Treg 2
2021 – 2023	Deputy EVP Marketing Treg 2
2021 - 2021	Senior Principal Expert Marketing & Sales Partnership
2018 - 2021	OSM Customer Touch Point
2016 – 2018	OSM Customer Interface Management
2014 – 2016	OSRO Home Commerce & Caring

Ini
Rini Fitriani
Age 47 years old
Citizenship Indonesia
Domicile Bandung, Indonesia
Educational Background
2009	Magister of Business & Information Technology, University of Melbourne
Executive Course
1. Leading Digital Transformation and Innovation Programme, INSEAD - France
Certification
2023	Qualified Chief Risk Officer (QCRO), LSP MKS
Basis of Appointment
Resolution of the Board of Director Telkom’ No. SK.18/PS720/HCP-a104/2024 date March 28, 2024 regarding Employee Movements.
Term of Office
April 1, 2024 –present
Work Experiences
2023 - present	VP Risk Strategy & Governance – Risk Management, Telkom
2023 - 2024	Deputy SGM Finance & Asset Operation – KMR Directory, Telkom
2018 - 2023	VP Financial Accounting & Asset Management – KMR Directory, Telin
2013-2018	VP Accounting – KMR Directory, Telin

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Risk Management’s Organizational Structure

As an initiative to strengthen risk management based on the directions and aspirations of the Ministry of SOEs and the Board of Commissioners, Telkom's risk management governance is under the responsibility of the Risk Management Department, which is under the Directorate of Finance & Risk Management. Appointment and dismissal of members of the Risk Management Department are carried out by the President Director, Director of HCM or SGM HCBP based on a Resolution of the President Director, Director of HCM or SGM HCBP. The Risk Management Department currently has 27 employees.

The management of the risk management function is regulated through Board of Directors Regulation No. PD.202.47/r.09/HK250/COP-A0200000/2024 on the Organization of the Directorate of Finance & Risk Management. The Directorate of Finance & Risk Management is responsible for several important aspects, including the availability of functional and cross-functional business processes based on internal control (SOA/ICoFR), governance implementation, strategic and operational risk management, and Enterprise Risk Management (ERM). The organizational structure of the Risk Management Department in 2024 is as follows:

President Director
Director
VP
Director of Finance & Risk Management
Departemen Risk Management
SV RM
VP Risk Strategy & Governance
VP Risk Operation & Process Management
VP Risk Strategy & Governance
AVP Risk Mgt Planning & Policy
AVP Governance & Quality Mgt
AVP Operational Risk Mgt
AVP Risk Reporting & Support
AVP Process Mgt

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Risk Management Departement Tasks And Responsibilities

SVP Risk Management

1.	The Risk Management Department is led by the Senior Vice President of Risk management, referred to as SVP Risk Management.
2.	In carrying out its duties and authorities, the SVP of Risk Management is responsible for reporting to the Director of Finance and Risk Management.
3.

SVP Risk Management is responsible for managing policies, controlling, supervising, and implementing risk management functions, including the management of Enterprise Risk Management (ERM), the implementation of governance and quality management, business processes, and risk management reports within the TelkomGroup.

4.	In carrying out its responsibilities, SVP Risk Management carries out the main activities, among others, but not limited to the following:
	a.	Serve as CoE and/or subject matter expert of the Directorate of Finance & Risk Management organization in risk management, among others:
		i.	Determine strategies, roadmaps, policies, governance, and mechanisms in risk management (Enterprise Risk Management), governance & quality management, and process management at TelkomGroup;
		ii.	Coordinating the implementation of risk management, governance and quality management, and process management with related units within the TelkomGroup;
		iii.	Coordinate the monitoring, evaluation, and reporting processes of management, governance and quality management, and process management implementation at TelkomGroup.
5.	In carrying out the duties and authorities as referred to in paragraph (3), SVP Risk Management is assisted by:
	a.	Vice President (VP) Risk Strategy & Governance; dan
	b.	Vice President (VP) Risk Operation & Process Management.

VP Risk Strategy & Governance

1.

VP Risk Strategy & Governance is responsible for managing Enterprise Risk Management (ERM) at an adequate and effective strategic level and implementing governance and quality within the scope of TelkomGroup.

2.	In carrying out its responsibilities, VP Risk Strategy & Governance carries out the main activities, among others, but not limited to the following:
	a.	Carrying out the role of CoE organization of the Directorate of Finance & Risk Management in risk management, among others:
		i.	Formulate and develop Enterprise Risk Management (ERM) strategies, roadmaps, policies, and architectures;
		ii.	Compiling and managing the Company's risks, including Risk Profile, Risk Factors, RKAP, including risk management advisory activities within the TelkomGroup;
		iii.	Measuring risk maturity index (RMI), risk culture, and risk competency enhancement, as well as integrated risk governance;
		iv.	Formulate strategies, policies, and mechanisms for Good Corporate Governance (GCG) and quality management within the scope of TelkomGroup;
		v.	Carry out advisory functions for implementing GCG and quality management within the scope of TelkomGroup.
	b.	Ensure the implementation of risk-based planning management, including RJPP, CSS, and budgeting, as well as management of unit budgets & key performance indicators (KPI) or management contracts (KM)

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c.

Ensure the implementation of coordination with the Ministry of State-Owned Enterprises (SOEs) and other external parties, related to the establishment of risk strategies, risk assessment, risk mitigation, and reporting on the implementation of the Company's risk management and other purposes;

	d.	Develop, assign, and assess the Key Performance Indicator Risk Management Department and develop, manage, and update the Application Support ERM;
	e.	Coordinating and overseeing the implementation of GCG & quality management as well as mechanisms and business process disclosure (DCP) along with its evaluation and reporting;
3.	In carrying out its activities, VP Risk Strategy & Governance interacts among others, but is not limited to:
	a.	All units in the Company and its Subsidiaries and other entities, including the Foundation, in terms of managing enterprise quality management and Good Corporate Governance (GCG);
	b.	All units in the Company in terms of advisory on the preparation of risk register units, preparation of Risk Profile, and KPI assessment of Risk Management Effectiveness;
	c.	All Subsidiaries in terms of advisory risk management;
	d.	Financial Controller Unit in terms of risk budgeting & monitoring;
	e.	Internal Audit Department in terms of auditing the effectiveness of Enterprise Risk Management (ERM) implementation; and
	f.	Performance management unit determines and measures KPI Risk Management Department.
4.	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Strategy & Governance is assisted by:
	a.	Assistant Vice President (AVP) Risk Strategy & Reporting
	b.	Assistant Vice President (AVP) Governance & Risk Policy

VP Risk Operation & Process Management

t
1.

VP Risk Operation & Process Management is responsible for managing Enterprise Risk Management (ERM) at the operational level and the availability of adequate and effective business processes within the scope of the Company.

2.	In carrying out its responsibilities, VP Risk Operation & Process Management carries out the main activities, among others, but not limited to the following:
	a.	Serve as CoE and/or subject matter expert of the Finance & Risk Management Directorate organization on operational risk and business process management aspects.
	b.	Ensure the implementation of business risk management, regularization notes, forms of waiver, and IcoFR risk assessment;
	c.	Ensure the formulation of strategies, policies, governance, and process management mechanisms such as enterprise-wide processes and business unit processes of the Company.
	d.	Ensuring the implementation of the review process on risk management for compliance and financial aspects (including hedging and asset impairment) in TelkomGroup; and
e.

Ensuring the design of the IcoFR business process as part of the transactional level control process and the design of entity level control documents based on the applicable internal control framework and SOA standards.

3.	In carrying out its activities, VP Risk Operation & Process Management interact, among others, but is not limited to:
	a.	Infrastructure Management Business Unit and Asset Management Unit in terms of business continuity management and insurance management;
	b.	Customer Management Business Unit in terms of revenue assurance and fraud management;
	c.	Financial controller unit in terms of risk-based budgeting and budget management;
	d.	All units in terms of business risk review, risk culture management, risk competency enhancement, and risk management reporting; and
e.

Organizational Development Management Unit, Corporate Policy Management Unit, Internal Audit Management Unit, all operational units and subsidiaries in terms of management and audit of the enterprise-wide process, business unit process, cross-functional process, and business process ICoFR (Transactional Level Control).

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4.	In carrying out the duties and authorities as referred to in paragraph (3), VP Risk Operation & Process Management is assisted by:
	a.	Assistant Vice President (AVP) Process Management;
	b.	Assistant Vice President (AVP) Financial & Compliance Risk Management; and
	c.	Assistant Vice President (AVP) Operational Risk Management.

RISK MANAGEMENT DEPARTMENT’S TRAINING AND CERTIFICATION

Telkom regularly involves members of the Risk Management Department in various education and training to improve the competence and quality of its members, as well as to continue to perfect the Company's risk management system. Telkom also conducts outreach and workshops regarding risk management in offices, divisions, and subsidiaries so that all TelkomGroup units can understand the implementation of risk management. Various risk management training activities to be held in 2024 are as follows.

Risk Management Training in 2024

No.	Name	Organization Institution
1.	Qualified Risk Management Analyst	CRMS
2.	Qualified Risk Management Professional	CRMS
3.	Qualified Chief Risk Officer	CRMS
4.	Financial Risk Analyst for Corporation	CRMS
5.	Certified Risk Professional	Tap Kapital
6.	Certified Risk Management Professional	AAFM

Professional Certification

The members of the Risk Management Department consist of professionals who are experts in their fields. Until the end of 2024, there are 22 members of the Telkom Risk Management Department who have professional certification related to risk management, including:.

Professional Certification of Members of Telkom Risk Management Department as of December 31, 2024

No.	Member’s Name	Certification	Year of Review	Status
1.	Moh Ahmad	a. Certified in Enterprise Risk Governance (CERG)	2017	Active
		b. Certified Risk Professional (CRP)	2020	Active
		c. Certified Governance Professional (CGP)	2021	Active
		d. Certified Risk Governance Professional (CRGP)	2022	Active
		e. Financial Risk Analyst for Corporation (FRAC)	2023	Active
2.	Hendri Purnaratman	a. Certified Risk Professional (CRP)	2023	Active
		b. Certified Governance Professional (CGP)	2021	Active
		c. Governance Risk & Compliance Professional (GRCP)	2022	Active
		d. Certified Compliance Professional (CCP)	2023	Active
		e. Certified Integrity Officer (CIO)	2023	Active
		f. Qualified Chief Risk Officer (QRCO)	2023	Active
		g. Financial Risk Analyst for Corporation (FRAC)	2023	Active
3.	Tatwanto Prastistho	a. Certified Risk Professional (CRP)	2021	Active
		b. Qualified Chief Risk Officer (QCRO)	2023	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
4t	Rizky Ponti Annastuti	a. Certified Accountant	2022	Active
		b. Certified Risk Professional (CRP)	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
		d. Certified Management Accountant	2019	Active
5.	Agus Suprijanto	a. Certified Risk Professional (CRP)	2020	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
6.	Nofriandi Rosa	a. Certified Risk Professional (CRP)	2021	Active

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No.	Member’s Name	Certification	Year of Review	Status
		b. PECB Certified ISO 37001 Lead Auditor	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
		d. Ahli Pembangun Integritas Muda (KPK)	2023	Active
7.	Rudi Sudiro M	a. Certified Risk Professional (CRP)	2020	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
8.	Iswatoen Hasanah	a. Certified Risk Professional (CRP)	2020	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
		c. Certified Quality Management System ISO 9001:2015 Lead Auditor (CQI IRCA)	2024	Active
		d. Certified Project Risk Manager (CPRM)	2024	Active
9.	Tati Krisnayanti	a. Certified Risk Professional (CRP)	2020	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Professional (QRMP)	2023	Active
10.	Leonard Lolo Sutardodo Parapat	a. Certified Governance Professional (CGP)	2021	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
		c. Ahli Pembangun Integritas Muda (KPK)	2023	Active
		d. PECB Certified ISO 37001 Lead Auditor	2023	Active
11.	Arie Hestiningdaru	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Professional (QRMP)	2023	Active
		c. IFRS	2012	Active
12.	Marisi P. Purba	a. ASEAN Chartered Professional Accountant	2017	Active
		b. Chartered Accountant	2014	Active
		c. Certified Professional Accountant (Australia)	2022	Active
13.	Meylia Candrawati	a. Certified Risk Professional (CRP)	2021	Active
		b. Certified Governance Professional (CGP)	2021	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		d. Qualified Risk Management Analyst (QRMA)	2023	Active
14.	Dimas Prasetyo	a. Certified Risk Professional (CRP)	2021	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Wakil Manajer Investasi (OJK)	2017	Active
		d. Certified Management Accountant (CMA)	2021	Active
15.	Dear Ahmad Adhomul S	a. Certified Risk Professional (CRP)	2023	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
16.	Umar Farouk	a. Certified Risk Professional (CRP)	2023	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
		c. Financial Risk Analyst for Corporation (FRAC)	2023	Active
17.	Ardistya Wirawan	a. Certified Risk Professional (CRP)	2022	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
18.	Alya Mutiara Basti	a. Certified Risk Professional (CRP)	2022	Active
		b. Financial Risk Analyst for Corporation (FRAC)	2023	Active
		c. Qualified Risk Management Analyst (QRMA)	2023	Active
		d. Certified Risk Management Professional (CRMP)
19.	Rizka Raniah Rahmat	a. Certified Risk Professional (CRP)	2022	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
		c. Certified in Financial Risk Management	2024	Active
20.	Niken Dwi Trisnaningati	a. Certified Risk Professional (CRP)	2022	Active
		b. Qualified Risk Management Analyst (QRMA)	2023	Active
21.	Muhammad Azhar Ashari	a. Certified Compliance Professional (CCP)	2024	Active

In 2024, Telkom implemented a Professional Certification program in Risk Management and extended certification for employees who act as key risk managers in their respective divisions and/or sub-units.

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RISK AWARENESS AND CULTURE

Increasing Risk Aware Culture is an important factor in achieving the Company's targets and objectives, in line with the Strategic Plan of the Ministry of SOEs 2020-2024, especially regarding strengthening the risk management function and GCG of SOE. A good Risk Aware Culture can improve:

1.	Organizational capability to manage measurable risk levels.
2.	Improving Corporate Governance Compliance.
3.	Achievement of company performance targets.

Risk Aware Culture also applies one of AKHLAK's core values, especially the KOMPETEN aspect, namely continuing to learn and develop capabilities. For this reason, the risk awareness program is carried out in 3 categories, namely the leader journey, people journey, and program journey.

1.	Leader Journey
a.	Sharing Session Involving Telkom Leaders

Telkom routinely conducts sharing sessions involving C-Level Executives from divisions and subsidiaries with the aim of building a commitment to risk management implementation.

b.	Training and Certification

Telkom also strengthens risk management through relevant training programs that are attended by Heads of Units and Management of Subsidiaries.

c.	Webinars with External Experts

The webinar program is conducted by external experts, both consultants, practitioners, and academics.

2.	People Journey
a.	Communicate Clearly (Compile Story)

Telkom's Risk Management Department intensively conducts advisory and also provide coaching to Units and Subsidiaries in order to strengthen risk management through several platforms (information listed on the platform is available in Indonesian language) including:

1) Diarium (Digital Poster)

2) Telegram Channels

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b.	Mandatory Digital Learning

Telkom conducts mandatory digital training related to risk management which must be attended by all TelkomGroup entities. Besides that, after participating in digital training, awareness measurements were also carried out in the form of a risk culture survey.

risk management

Content | People

PROJECT RISK
MANAGEMENT

Project Risk Management - Project Management Basic

Intermediate | PRIVATE

Program | [v11] Finance

23 Dec 2024 - 06 Dec 2025

School of Digi... 0 | LMS

PROJECT RISK
MANAGEMENT

Project Risk Management

Fundamental | PRIVATE

Program | [v11] Finance

23 Dec 2024 - 06 Dec 2025

School of Digi... 0 | LMS

FIRESIDE LEARNING
RISK MANAGEMENT FUNDAMENTAL

Risk Management Fundamental Part 2

Fundamental | CORPORATE

Video | [v11] Risk

ANNISA RIZKI 4 | LMS

FIRESIDE LEARNING
RISK MANAGEMENT FUNDAMENTAL

FIRESIDE LEARNING
RISK MANAGEMENT FUNDAMENTAL

WEBINAR
RISK MANAGEMENT

HelpDesk

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c. New Employee Training Program

Every new employee is required to attend several trainings, one of which is regarding Risk Management.

3.	Program Journey
a.	Breakdown Silos

The Risk Management Department acts as an intermediary and communication center across divisions and subsidiaries to be able to carry out collaborative cooperation in the context of mitigating corporate risk. One form of activity that has been implemented is advisory for the alignment of strategy and risk management of all units.

b.	Assume responsibility for risk

There is a risk manager in each division and subsidiary who conducts direct identification and monitoring so that it is expected to be able to capture all possible risks that exist in the company.

c.	Utilization of technology and IT tools

Telkom has an online ERM application that is used by all divisions and subsidiaries in real time. Some of the modules that have been developed include:

1)	Telkom and Subsidiaries' Risk Register Module
2)	Telkom and Subsidiaries’ Risk Reporting Module
3)	Risk Project Module
4)	EWS (Early Warning System) Module
5)	LED Module (Loss Event Database)
6)	Support Needed Module
7)	Repository Module
8)	Helpdesk and Ticketing Module
9)	Risk Universe Module
10)	Risk Taxonomy Module

Heatmap Telkom Risk Profile
Dokumen
Telkom Risk Profile 31 Des 2024
PROBABILITAS
DAMPAK
Sangat Rendah
Rendah
Moderat
Tinggi
Sangat Tinggi
RATING RISIKO : Low Low to Moderate Moderate Moderate to High High
Perubahan Regulasi yang Merugikan
Proses Penegakan Hukum yang Merugikan
Tidak efektifnya penyerapan CAPEX dan tidak efisiennya penyerapan OPEX organik
Piutang perusahaan yang tidak tertagih (Bad Debt)
Terhentinya Operasional Infrastruktur dan IT

1. CEO Office Group Sustainability & Corporate Communication
2. CEO Office - Corporate Secretary
3. CEO Office - GCT
4. CEO Office - Internal Audit
5. CFU-Enterprise
6. CFU-Wholesale
7. FU-Digital Business
8. FU-HCM
9. FU-NITS
10. FU-Strategic Portfolio
11. Telkom Regional
12. FU-FRM
13. CFU-Group Business Development
14. AGREGASI CFU-FU
100. DIREKTORAT TRAINING

Rencana Perlakuan Risiko

Tools pendukung lainnya:
FRAMES: Revenue Assurance & Fraud Mgt
ICCA: CSA ICOFR Management
EITA: Process Management

Sicomo

[

Display of ERM TelkomGroup Online

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d.	Implement risk management KPIs

The Senior Leader's commitment to the implementation of risk management is evidenced by the implementation of KPI Risk Management Effectiveness as one of the performance indicators assessed for all BOD-1 units in Telkom. Assessment is carried out quarterly by Telkom's Risk Management Department on the Risk Register and Risk Reporting of all BOD-1 units. The parameters used to evaluate the effectiveness of Risk Management include completeness, quality, and reporting time delivery.

No.	Issue/Obstacle	2024	2025
1.	Awareness of Risk Management	As many as 98% of respondents strongly agree and agree that the responsibility of risk culture is not only on the Risk Management Department, but also on each business unit of the Company.

The company created a program to develop a risk-aware culture for employees as well as to improve Telkom's 2025 RMI score.

The Company has myDigiLearn media as a medium for the implementation of e-learning and webinars in the Company with the aim of improving competencies related to Risk Management. The company conducts webinars by inviting external practitioners to present material related to risk management

The Risk Management Department conducts socialization to each PIC Risk in each Unit

The Risk Management Department provides advisory advice to each unit and subsidiary to help identify risks, develop risk mitigation programs and monitor risks.

The company conducted a survey related to risk awareness to TelkomGroup employees as an assessment of the improvement that has been carried out in 2025

2.	Competencies related to Risk Management	As many as 93% of respondents strongly agree and agree that the company provides training programs to improve employees' understanding in the field of risk management.
3.	Risk management structure	A total of 89% of respondents strongly agree and agree that the Company has a clear risk governance structure for each Unit
4.	Risk management interactions

82% of respondents strongly agree and agree that there has been effective interaction between the Risk Management Department at the Head Office and CFU/FU/Subsidiaries in the Risk Management hierarchy to align risk strategies

RISK MANAGEMENT DEPARTMENT’S ACTIVITIES

The Risk Management Department has carried out its duties and responsibilities in risk management during 2023, namely:

1.	Compile and upgrade TelkomGroup’s risk profile.
2.	Compile CSS and RKAP risk factors.
3.	Coordinating and conducting advisory activities in the context of preparing risk registers, risk reviews, and escorting ERM improvements both in units and subsidiaries.
4.	Updating the risk universe.
5.	Conducting risk taxonomy mapping based on the Regulation of the Minister of SOEs Number PER-5/MBU/09/2022 concerning the Implementation of Risk Management in State-Owned Enterprises.
6.

Categorizing parent entities and entities under TelkomGroup's parent based on risk intensity refers to the Regulation of the Minister of SOEs Number PER-5/MBU/09/2022 concerning the Implementation of Risk Management in State-Owned Enterprises.

7.	Align the implementation of Risk Management with the Subsidiary.
8.	Measuring the 2024 Risk Maturity at Telkom with independent external consultants.
9.	Developing Telkom’s ERM strategy and roadmap
10.	Develop and develop Risk Management architecture (risk appetite, risk acceptance criteria, risk tolerance, risk capacity).

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11.	Coordinating the risk-based budgeting unit together with financial control.
12.	Coordinating the preparation/updating of the BCP Set.
13	Coordinating risk assessment and business impact analysis.
14.	Evaluate and test BCP (sampling).
15.	Implement ISO 22301: BCMS Re-Certification.
16.	Support the management of Insurance (Property insurance, Director & Officer/D&O, personal accident, in-orbit satellite insurance, etc.).
17.	Support revenue assurance.
18.	Overseeing the implementation of fraud management.
19.	Perform Risk Assessment Scoping & Significant ICOFR periodically.
20	Perform Entity Level Control (ELC) design for ICOFR.
21.	Perform design, evaluation, and remediation of Business Process & Risk Control Matrix design as part of ICOFR Transaction Level Control (TLC) design.
22.	Perform Risk Assessment of ICOFR's Key Control Business Process periodically.
23.	Supervise the ICOFR Control Self-Assessment process carried out by the Business Process Owner.
24.	Carry out a fraud risk assessment of the ICoFR business process.
25.	Prepare risk management reporting to BOD and BOC.
26.	Prepare risk management reporting and support the Risk Management agenda of the Ministry of SOEs.
27.	Develop and update ERM policies and SOPs (PR ERM, SOP ERM, guidelines for implementing risk assessment, BCMS, insurance, fraud management, and revenue).
28.	Plan and facilitate the assessment of the effectiveness of Risk Management management (risk maturity assessment).
29.	Prepare, develop, and assess key performance indicators of the Risk Management effectiveness unit.
30.	Develop policies, governance, and roadmap of good corporate governance.
31	Formulate policies, governance, and roadmap for quality management.
32	Formulate policies (including methods), governance, process management mechanisms, and communication.
33.	Manage, design, and develop company business processes (enterprise-wide process, business unit process).
34.	Review the organization's high-layer business process.
35.	Conduct risk review of business initiatives (corporate actions, business cooperation, new business, business problem solving, etc.)
36.	Conduct Fraud Risk Assessment of New Products/Services
37.	Preparation/update of SOP business continuity plan (BCP)

TYPES OF RISK AND MANAGEMENT METHOD

The Risk Management Department at Telkom has a function to assist the Company's management in identifying strategic risks related to business processes. The following table presents some of the main risks that affect Telkom's business activities.

Table of Risk and Management Method

Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
1.	Systemic Risks
Political and Social	Disruptions to political stability, social, and security turmoil both domestically and internationally caused by specific issues such as geopolitical crises, trade wars, and so on.	Has a negative impact on business growth, operations, financial condition, results of operations, supply chain of production equipment and prospects, as well as market prices of securities.	a	Monitoring the influence of socio-political turmoil on operational/service disruptions.
			b.	The maintenance of awareness through the improvement of safety & security functions.
			c.	Monitoring supply chain issues related to raw materials and looking for alternatives to materials/device designs.

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Type of Risk	Risks that is Faced	The Impact to Telkom		Mitigation/Risk Management
Macro Economy	Changes in the rate of inflation.	a. b.	Affects the purchasing power and ability to pay customers. Have the impact on the business, financial condition, business result or business prospect.	a.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
The fluctuation of Rupiah Exchange rate
	Increase in energy and fuel prices Increase in loan interest rates	c.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	b.	To look for the opportunity to increase the spending of APBN pursuant to the government focus (health, energy, education, etc).
The decrease of government or Company’s credit rating
Risk of Disaster

Natural disasters such as floods, lightning, hurricanes, earthquakes, tsunamis, volcanic eruptions, epidemics, fires, droughts and pandemics, as well as other events such as power outages, riots, terrorist attacks, which are beyond Telkom's control.

		Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.		a.	Monitoring indicators that have the potential to cause disturbances to equipment such as device humidity and temperature, ship traffic on the SKKL route through the system.
				b.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
				c.	Coordination with ASKALSI (Indonesian Sea Cable Association) and BAKAMLA (Indonesian Marine Safety Agency) to secure SKKL.
				d.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
Sustainibility	Implementation of ESG & Climate Change strategy is not in accordance with IFRS standards	Telkom may be subject to legal sanctions or fines from regulatory authorities		a.	Fulfillment of employee capacity and capability to implement ESG based on applicable standards/requirements at NYSE and IDX.
				b.	Develop information systems to support the fulfillment of ESG data metrics and reporting
				c.	Improve collaboration and synergy across entities to support the achievement of ESG targets
				d.	Improve communication with assessors and ESG Rating institutions
				e.	Integrate climate risk and its mitigation into Telkom's Risk Profile
2.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network, or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.		a.	Implementation of BCM, BCP, and DRP.
				b.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as brute force attack, DDoS attack, and threats do Data Center.	Has the negative impact to the business, financial condition, result from the operation materially.		a.	The upgrade of preventive action in the form of vulnerability assessment and penetration test periodically.

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Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
			b.	Monitor and identify all types of attack in the real-time as well as to choose and conduct a necessary action immediately.
			c.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			d.	Intensive coordination with relevant parties to handle the cyber attack.
	Risks related to sub-optimal internet services.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	New technology.	Has an impact on the competitive power.	a.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			b.	Acceleration of IDN (Indonesia Digital Network) program to support future services.
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of satellite license.	Can create loss to financial condition, operation result and capability to give services.	a.	The planning to change the satellite of which operation period will be immediately expired.
			b.	The insurance of satellite operation during the active period.
			c.	Insurance for manufacturing and launching of new satellite.
			d.	Developing the understanding with regulator in relation to the satellite operation by Telkom.
Financial Risk	Interest rate risk.	Has an impact on increasing interest expenses, especially for floating interest loans.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Market price risk.	Has an impact of changes in fair value on the performance of financial assets measured through profit or loss.	Perform hedging activities of financial assets.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	Credit risk mainly from trade receivables and other receivables.	Adverse impact on financial condition, operational performance and business prospects.	Continuous monitoring of accounts receivable balances and periodic billing.
	Liquidity risk.	Has an impact on the ability to meet financial obligations when these financial liabilities mature.	a. Maintaining adequate cash balances in an effort to fulfill financial liabilities.
b. Perform analysis to monitor statement of financial position liquidity ratios such as current ratio and debt to equity ratio against debt agreement requirements.

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Type of Risk	Risks that is Faced	The Impact to Telkom	Mitigation/Risk Management
	The limitation of financing the capital expenditures.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to gain trust from national or global fund institution sources.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening legal review towards corporate action plan or certain contract.
	Civil lawsuits from third parties (vendors, partners or cooperation partners)	It lowers Telkom's revenue and negatively impacts its business, reputation, and profits.	Strengthening legal review of engagement documents with third parties and escorting the settlement of rights and obligations according to contracts.
	Administrative sanctions for the implementation of business activities	It lowers Telkom's revenue and negatively impacts its business, reputation, and profits.	Complete all necessary permits in the context of the implementation of business activities.
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	a.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			b.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Transformation Risk	The failure of significant business and organizational transformation initiatives.	Has an impact on business growth and the company's financial performance in the short and long term.	a.	Market Assessment and strategic situation analysis on transformation initiatives.
			b.	Preparation of strategic fit and roadmap for transformation initiatives.
			c.	Conducting risk assessment of transformation initiatives both at the pre and post-transformation stages.
			d.	Implementation of change management by maximizing the Project Management Office (PMO) function.

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RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

During 2024, Telkom's risk management system has been effective in managing Telkom's various business risks to support every policy and process in the TelkomGroup. Telkom uses several risk management tools or information systems, including:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units for Risk Register management.
2.	Specific Tools for specific risk management purposes e.g.:
	a.	The Fraud Management System (FRAMES) application is used for the early detection system of potential Customer and Third-Party Fraud.
b.

The Online Quality Document Information System (Sidomo) is a web application that stores quality documents to ensure that Quality Management System (SMM) documents within the Digital Connectivity Service Division are always controlled and become uncontrollable when printed.

	c.	ICCA is a tool or application used to facilitate the self-assessment process and enable timely reporting of assessment results.
d.

EITA (Enterprise IT Acquisition) Application is an application that manages the logic of data, applications and infrastructure, which is summarized in a set of policies and technical choices to achieve the company's business goals, technical standardization and integration

Telkom has also carried out an assessment process for the effectiveness of risk management implementation in 2024, namely:

1.	Measurement Risk Maturity Index (RMI).
2.	Monitoring and evaluation of the effectiveness of risk mitigation through the ERM Online application.
3.	Evaluation/discussion and advisory on a one-on-one basis with business units as needed.
4.	Reporting and evaluation together with the BOD and the Planning and Risk Evaluation and Monitoring Committee (KEMPR).
5	Preparation and Reporting of Contingency Plan 2024 Documents

STATEMENT OF BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS ON ADEQUACY OF RISK MANAGEMENT SYSTEM

The Board of Directors and Board of Commissioners, through the Planning and Risk Evaluation and Monitoring Committee (KEMPR), regularly hold meetings with the Risk Management Department to discuss risk monitoring throughout the Company. These meetings also cover follow-up actions taken by risk owners in an effort to minimize identified risks. The Risk Management Department reports the results of risk monitoring to the Board of Directors and Board of Commissioners on a quarterly basis, ensuring that risk management is carried out effectively and sustainably.

1.	Adequacy of Risk Management Information System

The risk management system implemented in the Company refers to the ISO 31000:2018 framework and adopts various international standards to ensure the best implementation of risk management. The preparation of the company's risk register and risk profile has utilized the ERM Online application, as well as the monitoring and evaluation process as well as the dashboard.

2.	Adequacy of Risk Identification, Measurement, Monitoring, and Control Processes.

The Board of Directors through the Internal Audit function has carry out inspections, evaluations, reports, and/or recommendations for improvement of adequacy and the effectiveness of the risk management process then followed up through evaluation by the Evaluation Committee and Planning and Risk Monitoring.

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TELKOM'S RISK APPETITE STATEMENT

Attitude	Risk Appetite Statement Telkom
Intolerance
1.
TelkomGroup is intolerant in terms of integrity and compliance, including damage to the environment and negligence in cybersecurity and personal data protection that can affect the company's reputation
2.
TelkomGroup is committed to meeting the dividend payment target to SOEs in accordance with the set target

Conservative
1.
TelkomGroup strives to optimize the management and development of the digital connectivity business
2.
TelkomGroup is committed to fulfilling its financial obligations and maintaining a healthy financial structure and maintaining business continuity

Moderate
1.
TelkomGroup strives to optimize the management and development of digital platforms & digital services
2.
TelkomGroup SOEs optimize the management of market and macroeconomic volatility by accepting the consequences of burdens in a measurable manner

Strategic
1.
TelkomGroup has conducted a careful risk calculation, increased capital cost increase (CAPEX) with reasonable and measurable risks commensurate with investment returns, and increased ESG implementation

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SIGNIFICANT LEGAL DISPUTES

Throughout 2024, Telkom faced 223 legal cases consisting of 98 criminal law cases and 125 civil law cases. Among these cases, 96 cases are a continuation of cases from the previous period, while the remaining 127 cases are cases that began in 2024. Until the end of 2024, there are 125 cases that have not been completed, and the process will continue for the next period.

In addition to the above matters, in October 2023, the Company received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkominfra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Information (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to our revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Beginning in May 2024, the Company also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”).

The Company cannot predict the duration, outcome or impact of these investigations on our business, including whether they will have a material impact on the Company’s audited consolidated financial statements. Furthermore, in February 2025, the U.S. administration issued an executive order titled, “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing the DOJ’s enforcement of the FCPA for 180 days (which period can be renewed an additional 180 days) until the U.S. Attorney General issues revised FCPA enforcement guidance. Due to the changing nature of and uncertainties related to the regulatory environment, we cannot be certain if or not the DOJ’s enforcement of the FCPA will change or its impact on the outcome of the DOJ’s investigations into our business. It is additionally uncertain whether our Company, affiliates, employees, agents, or contractors would meet the requirements of any individual exception to the FCPA enforcement moratorium.

Furthermore, while an investigation or inquiry by the SEC or DOJ should not be construed as an indication by the SEC or the DOJ that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, any SEC or DOJ enforcement action or settlement as a result of these investigations, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, prospects, financial condition, and results of operations.

We are also cooperating with and have in certain instances self-reported various matters involving alleged or potential violations of Indonesian laws and regulations by our business units and subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement and issues associated with accounts receivable, some of which are related to the above-described matters investigated by the SEC and the DOJ, to government authorities in Indonesia, including the Indonesian National Police, Public Prosecution Service and Corruption Eradication Commission. The length, scope or results of these self-disclosures and proceedings, or their impact on our results of operations, business or financial condition remain uncertain.

Although the outcome of this process is not yet certain, management emphasizes its commitment to continue to follow the entire process transparently, maintain compliance with applicable regulations, and prudently manage all potential legal, financial and reputational risks.

Recapitulation of Lawsuits Cases in 2022 - 2024

Legal Issues
Status	2024		2023		2022
	Criminal	Civil*	Criminal	Civil*	Criminal	Civil*
In process	62	91	42	55	18	44
Closed	36	35	13	43	27	27
Sub Total	98	125	55	98	45	71
Total	223				116

Remarks:

*	Combination of Civil and Non-Litigation Cases.

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CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

Based on the Sarbanes-Oxley Act (SOA) 2002 section 406, Telkom has a code of ethics regulated in the Board of Directors Regulation No. PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics within the TelkomGroup and the Regulation of the Director of Human Capital Management No. PR.209.05/r.02/HK250/COP-A4000000/2024 regarding Employee Discipline. Telkom's code of ethics regulates business ethics for the external environment (customers, suppliers, contractors, and other external parties) as well as employee work ethics for the internal environment that applies to all members of the Board of Directors, members of the Board of Commissioners, and the extended family of Telkom employees. Telkom requires all internal parties to sign an Integrity Pact which contains the commitment of employees and management not to violate the integrity and code of ethics set. This Integrity Pact is stated in the Resolution of the Board of Directors No. KD.36/HK290/COP-D0053000/2009.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main mattersregarding:

1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

DISSEMINATION OF THE CODE OF ETHICS AND ITS EFFORTS TO ENFORCEMENT

Every Telkom employee who violates the code of ethics will potentially receive sanctions after going through an investigation process and various considerations. The following table presents Telkom's code of ethics, which regulates provisions related to sanctions for each type of violation.

No.	Main Thing	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Misdemeanor	Light Discipline Punishment
		2.	Moderate Violation	Moderate Discipline Punishment
		3.	Serious Violation	Severe Discipline Punishment
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Window Dressing	Integrity Committee Decision
		4.	Do gratuities	Employee Discipline Committee Decision

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EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

Every year, Telkom management sends outreach materials to all employees at TelkomGroup regarding understanding of GCG, Business Ethics, Integrity Pact, Fraud, Risk Management, Internal Control (SOA), Whistleblowing, Prohibition of Gratification, IT Governance, Information Security, Anti-Bribery Management System and other matters. Others related to ethics and corporate governance practices.

Telkom implements an obligation for every employee to create an Integrity Pact, which is filled out and signed by all employees every year as long as they are still employees of TelkomGroup. Telkom also carries out business ethics outreach through various media and e-learning, which also includes awareness of the implementation of SNI ISO 37001:2016 Anti-Bribery Management System (SMAP).

Table of Code of Conduct Socialization 2024

No.	Oncoming	Amount Reached
1.	E-learning	6414/6414
2.	Face to face (training, communication forum/workshop)	66/6414
3.	Socialization material through the intranet portal	6414/6414

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

In 2024, Telkom will process as many as 21 cases of violations of the code of ethics and employee discipline involving 131 perpetrators. Of these, 16 cases have been decided while 5 other cases are still in process. The employees who have received the decision are as many as 104 perpetrators while 27 other perpetrators are still in process. This number shows a significant increase in case settlement compared to the previous year, where from 17 cases with 101 perpetrators there are still 14 cases involving 75 employees who are still in process. Therefore, Telkom continues to make various efforts to improve the quality of internal control to reduce the number of violations of the code of ethics in the future.

Results of Code of Conduct in 2024

No.	Form of Code Violation	Number of Code Violations	Sanctions Given
1.	Misuse of Goods/Assets/Money/Authority-Position	16 case	Disciplinary Punishment:
			Minor	: 3
			Medium	: 17
			Severe	: 35
			Acquitted	: 44
			On progress	: 27
2.	Absenteeism	2 case	Dismissal	: -
			Acquitted	: 2
3.	Criminal Case	1 case	Severe	: 1
4.	Violations of Moral Norms	2 case	Severe	: 2
5.	Others	0 case	Disciplinary Punishment:
			Minor	: -
			Medium	: -
			Severe	: -
			Acquitted	: -
			On progress	: -

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EMPLOYEE STOCK OWNERSHIP PROGRAM

Telkom has a policy of providing long-term, performance-based compensation for employees and management through share ownership programs, namely the Employee Stock Ownership Program (ESOP) and Management Stock Ownership Program (MSOP). The program aims to foster a sense of belonging and retain and appreciate employee contributions. This share ownership program started in 1995 when Telkom conducted an Initial Public Offering (IPO) and was carried out again on June 14, 2013. The conditions for implementing the ESOP carried out in 2013 were:

1.	Number of Shares
Number of shares offered during ESOP program period in 2013 was 64,284,000 Series B stock which were the result of buyback phase III or Treasury Stock.
The amount was allocated to each participant with the following conditions:
	a.	Participants have an active status, referring to the Band Position level, Role Category, and participant's contribution period as of December 31, 2012; temporary
b.

Participants have a non-active status, referring to the Band Position level and the contribution period during 2012, except in the event that the person concerned dies, the contribution is calculated at 100%.

Regarding the stock transfer process, employees who become program participants are subject to the provisions of the Lock-Up Period based on the following levels:
	a.	Level BP I and II are subject to a Lock Up Period of 12 (twelve) months;
	b.	Level BP III and IV are subject to a Lock Up Period of 6 (six) months;
	c.	Levels BP V to VII are subject to a Lock Up Period of 3 (three) months.
2.	Execution Time
Telkom stock ownership program by employees and/or management was implemented on June 14, 2013.
3.	Employee and/or Management Requirements in Telkom Stock Ownership Program
	a.	Meet Eligibility Criteria:
		i.	Employees of Company and Employees of Subsidiaries/Affiliates whose financial statements are consolidated in Telkom Financial Statements;
		ii.	Directors of Subsidiaries/Affiliates whose financial statements are consolidated, except BOD/BOC Telkom and Telkomsel.
	b.	Have contributed at least 1 month in 2012;
	c.	In the event that employee has an inactive status in 2013, then:
		i.	The person concerned is still entitled to participate in the program, with the allocation of stock calculated proportionally according to the contribution of the person concerned in 2012;
		ii.	The person concerned did not quit at his own request (APS), was dismissed due to a serious violation of employee discipline, and/or quit because he was appointed as the Board of Directors of a SOE.
	d.	The program is optional with conditions: the right to buy is non-transferable and void if it is not used during the offer period.
4.	Execution Pricing or Pricing

Whereas, in the implementation of employee stock ownership program in 2013, Telkom set a stock transfer price of Rp10,714 (ten thousand seven hundred and fourteen rupiah), which is 90% of the average closing price of stock trading for a period of 25 days prior to the price fixing date.

No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

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POLICY REGARDING REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Each member of the Board of Directors and Board of Commissioners of Telkom has reported to the Financial Services Authority, either directly or indirectly, regarding ownership and any changes in ownership of Public Company shares in accordance with the provisions of OJK Regulation No. 11/POJK.04/2017 regarding Ownership Reports or Any Changes in Ownership of Public Company Shares by the Board of Directors and Board of Commissioners. Provisions regarding reporting of share ownership are also regulated internally in the Board Manual for the Board of Directors and Board of Commissioners as stated in the Joint Regulation of the Board of Commissioners and Directors No. 05/KEP/DK/2022 and No. PD.620.00/r.01/HK200/COP-M4000000/2022 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

The Company routinely reports the share ownership of members of the Board of Directors and members of the Board of Commissioners every month. It is disclosed in the Annual Report and Financial Report. In the Annual Report for Fiscal Year 2023, Telkom reports information on share ownership by members of the Board of Directors and Board of Commissioners, as well as changes in the "Shareholder Composition" section.

All members of the Board of Directors and Board of Commissioners are required to report changes in their share ownership no later than three working days after the occurrence of ownership or changes in ownership of Public Company shares. This policy applies to all members of the Board of Directors and Board of Commissioners. In 2023 and 2024, several members of the Board of Directors and Board of Commissioners received Long Term Incentives (LTI) and deferred Tantiem in the form of Telkom shares.

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WHISTLEBLOWING SYSTEM

Telkom has established a whistleblowing system (WBS) since 2006 as a follow-up to the Sarbanes-Oxley Act of 2002. This WBS is part of Telkom's efforts to prevent fraud and provide a medium for all individuals within Telkom and third parties to report violations, fraud, or other forms of ethical violations related to TelkomGroup.

As part of continuous improvement, on January 31, 2022, Telkom launched Telkom Integrity Line, the latest version of the WBS, with the involvement of Deloitte as an Independent Consultant. The policies and procedures of this system are regulated through the Decision of the Board of Commissioners Number 01/KEP/DK/2022 dated January 25, 2022, and ratified through the Regulation of the Board of Directors Number PD.622/r.00/HK200/COP-C0000000/2022 on February 22, 2022. The Company is updating the policies and procedures for handling WBS to be relevant to the latest regulatory developments.

One of the regulatory considerations that Telkom pays attention to in revising WBS policies and procedures is POJK Number 12 of 2024 regarding the Implementation of Anti-Fraud Strategies for Financial Services Institutions. Although the Company is not a financial institution, the important things regulated in the POJK are relevant to be applied in Telkom.

DELIVERING A VIOLATION REPORT

The channels for the Telkom Integrity Line reporting system include:

Website	: https://id.deloitte-halo.com/telkomwbs/
Hotline	: (021) 5088 4601
Facsimile	: (021) 5088 4602
E-mail	: Telkomwbs@tipoffs.info
PO Box	: Telkom Integrity Line PO Box 2800 JKP 10028
SMS	: 0813 9000 3217
WhatsApp	: 0813 9000 3217

Types of complaints that can be followed up through the WBS mechanism are complaints related to alleged violations and/or fraud that have the potential to cause Telkom losses, both material losses and immaterial losses, including:

1.	Fraud is a speech or action in the form of fraud, fraud, conflict of interest, or the use of something in any form illegally to obtain material or immaterial benefits that should not be obtained or to avoid obligations that should be completed that result in harm to the TelkomGroup. Types of acts that are classified as fraud include:
a.	Corruption includes:
i.	Conflict of interest that is detrimental to the Company and/or Consumers;
ii.	Bribery;
iii.	Invalid admission; and/or
iv.	Extortion.
b.	Asset abuse includes:
i.	Misuse of cash;
ii.	Misuse of supplies; and/or
iii.	Misuse of other assets.
c.	Financial statement fraud includes:
i.	Excess net worth and/or net income; or
ii.	Reduce net worth and/or net income.
d.	Deceit;
e.	Leakage of confidential information; and/or Other actions that can be equated with fraud in accordance with the provisions of laws and regulations.

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2.	Accounting problems and internal control over financial reporting that have the potential to result in material misstatements in the company's financial statements other than those described in point 1.c;
3.	Audit problems, especially those related to the independence of Public Accounting Firms;
4.	Violations of capital market laws and regulations related to the company's operations;
5.	Violation of internal regulations that have the potential to result in losses to the company;
6.	Uncommendable behavior of the Board of Commissioners, Organs of the Board of Commissioners, Board of Directors, Management and employees of the company such as but not limited to: abuse of position, and/or providing misleading information to the public that directly or indirectly has the potential to tarnish the reputation and/or cause losses to the company;
7.	Offensive actions or behaviors such as degrading, insulting, harassing or humiliating someone, and are identified as inappropriate within social and moral norms.

PROTECTION TO THE COMPLAINANT

Telkom always prioritizes confidentiality and the principle of presumption of innocence in following up on every report submitted through WBS. This is done to encourage all parties to have courage and feel safe without fear or worry in submitting violation reports and is one of the aspects that are of concern to the cooperation between Telkom Integrated TPK and the KPK. Telkom has included a protection policy for whistleblowers in the draft policy for handling complaints of alleged violations (Whistleblowing System).

.

THE COMPLAINT HANDLING

Telkom's WBS mechanism is under the responsibility of the Audit Committee and refers to Financial Service Authority Regulation Number 55/POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding the Public Company Audit Committee. To fulfill a complaint report that is responsible and not defamatory, Telkom determines the requirements for complaints with reports supported by sufficient evidence. Reports can be followed up immediately if the type of complaint is in accordance with the scope of the Whistleblowing System mechanism, supporting evidence can be relied on as preliminary data for further examination. Some WBS complaints cannot be followed up due to incomplete, inaccurate and unreliable data and information.

COMPLAINT HANDLING MECHANISM

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THE PARTY THAT MANAGES THE COMPLAINT

Telkom's WBS mechanism is managed by the Audit Committee, Internal Audit Department, Investigation Committee, and Independent Consultant/Third Party and implemented by each party in accordance with their respective responsibilities. The Audit Committee is a Committee formed by the Board of Commissioners of PT Telkom Indonesia Tbk to oversee the quality and integrity of the company's financial reporting with the scope of its duties covering all companies within the TelkomGroup and follow up on complaints received according to its authority.

The Internal Audit Department is an organization appointed to monitor all complaints received from Independent Consultants who manage the receipt of complaints from all WBS channels and follow up on complaints in accordance with their authority.

The Investigation Committee is a Committee formed by the President Director of the Company to follow up on the Audit Report on complaints that require a further investigative audit process according to its authority. Consultants/Independent Third Parties are third parties appointed by Telkom to participate and play an active role in receiving and distributing complaints and/or playing an active role in the complaint resolution process received through the complaint management system.

The Audit Committee plays a role in:

1.	Together with the Consultant/Third Party managing the complaint report, receive and submit qualified complaint reports to the Internal Audit Department or other Independent Parties for examination;
2.	Monitoring the progress of the examination process on complaint reports;
3.	Evaluate and decide whether the results of the Internal Audit Department's or other independent investigations' investigations require further investigation processes, or do not require further investigation processes and are kept on file;
4.	Drafting an internal investigation request letter to the President Director for an investigation process that does not require the assistance of an independent party. Furthermore, the President Director assigns the Investigation Committee to conduct an investigative audit; and
5.	Seek the approval of the Board of Commissioners for an investigation process that requires the assistance of an independent party. In the event that the Board of Commissioners approves, it will be continued by conducting a selection process, appointing and assigning selected Independent Consultants/Third Parties to conduct investigations and report the results.

The Internal Audit Department plays a role in:

1.	Conducting an examination of complaint reports received from the Audit Committee or Consultants/Third Parties managing complaint reports;
2.	Collaborate with relevant units to ensure the correctness of complaint reports, prove the existence or absence of violations and subsequent follow-up;
3.	If in the audit process there is a need to conduct an in-depth investigation through an Investigative Audit, then the SVP of Internal Audit can report the matter to the President Director, who will then assign the Investigation Committee to carry out the investigative audit; and
4.	Report the results of the audit and close the Complaint Report through the Complaint Report system which can be accessed and analyzed by the Audit Committee for further follow-up.

The Investigative Committee is responsible for:

1.	Examine the problems and results of the examination of complaint reports that require an investigative audit process. If the investigation process concerns individuals and/or units in the Subsidiary, the Investigation Committee will submit to the Commissioners and Directors of the Subsidiary concerned;
2.	Forming an Investigation Team to conduct an investigative audit process in accordance with the authority referring to applicable regulations. The Investigation Team may consist of Personnel from the Subsidiary as needed;
3.	Submit the Investigation Report to the President Director and/or the Audit Committee as material for the evaluation of the company's management to be followed up to the next stage.

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Consultants/Third Parties appointed as complaint report managers play a role in:

1.	Receive and distribute incoming complaints from all Telkom Integrity Line channels.
2.	Conduct an initial review and verification to ensure that the complaint has met the requirements to be designated as a valid complaint and will be further processed.
3.	Keeping an archive of whistleblowing management including complaints that do not meet the requirements.
4.	Monitor the complaint resolution process received through the complaint management system.

THE COMPLAINT HANDLING PROCEDURES

1.	Unit or third party appointed as the party responsible for receiving complaints in the whistleblowing system monitors incoming complaints from all existing reporting channels;
2.

The complaints received are reviewed and verified to ensure that the complaint meets the requirements to be determined as a valid complaint and will be processed further. Meanwhile, complaints that do not meet the requirements are not processed and stored as archives for the Whistleblowing Manager;

3.	Complaints that meet the requirements and will be processed further, are sorted based on the level/levelling being complained about and submitted to:
a.

The Board of Commissioners through the Audit Committee, for complaints against one or more members of the Board of Directors of Telkom (including the Main Director), employees on duty at Telkom's Internal Audit Unit or employees within the supporting organs of the Board of Commissioners;

b.

Main Director of Telkom through SVP Internal Audit, for all complaints against all TelkomGroup employees including members of the Board of Directors and/or Commissioners of Subsidiaries, except for Telkom Directors and Telkom employees who serve in the Internal Audit Unit;

	c.	Ministry of SOE, for complaints against the Board of Commissioners.
4.	For complaints that meet the requirements as referred to in points 3.a. and 3.b. above, audits are carried out by the Internal Audit Department or other independent parties if necessary
5.

The Internal Audit Department reports the results of examinations and closes Complaint Reports through the Complaint Report system, which can be accessed and further analysed by the Audit Committee for further follow-up;

6.

Based on the results of the inspection by the Internal Audit Department or an independent party, the Audit Committee will evaluate and decide whether the results of the audit need to be followed up and processed further through an investigative audit or whether there is no need for a further investigation process and will be stored as an archive;

7.

If it is decided to carry out an investigative audit process that does not require the assistance of an independent party, the Audit Committee and/or SVP Internal Audit can make a letter requesting an internal investigation to the President Director, who will then assign the Investigation Committee to carry out the Investigation audit process and prepare an Investigation Result's Report.

8.

If it is decided to carry out an investigative audit process that requires the assistance of an independent party, the Audit Committee will request approval from the Board of Commissioners. If the Board of Commissioners approves, the Audit Committee will select, appoint, and assign selected Consultants/Independent Parties to conduct investigative audits and prepare Investigation Results Reports.

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INVESTIGATION PROCESS

As a follow-up to instructions from the President Director to carry out the investigative audit process, the Investigation Committee carried out the following:

1.

Review problems and examination results of complaint reports that require an investigative audit process. If the investigation process concerns personnel and/or units in a subsidiary, the Investigation Committee will convey it to the Commissioners and Directors of the subsidiary in question;

2.

Form an Investigation Team to carry out an investigative audit process in accordance with the authority referring to applicable regulations. The Investigation Team can consist of personnel from subsidiaries as needed;

3.	Submit the Investigation Results Report to the President Director, and/or Audit Committee as evaluation material for company management to be followed up to the next stage.
4.

If expert assistance is required to carry out the investigative audit process, the Investigation Committee may request the Main Director to process the appointment and assignment of a Team of Experts to assist in handling the investigative audit process.

COOPERATION HANDLING OF INTEGRATED WBS

Telkom, together with 26 other SOEs and the Corruption Eradication Commission (KPK), signed a Perjanjian Kerja Sama (PKS) on March 2, 2021. This PKS aims to be an effort to eradicate criminal acts of corruption through the implementation of an integrated WBS. The scope of this collaboration includes:

1.	Formulation and/or strengthening of the internal rules for handling complaints;
2.	Commitment to complaint handling management;
3.	Handling complaint through application;
4.	Coordination and joint activities for handling complaints; and
5.	Exchange of data and/or information.

As part of this cooperation, the Corruption Eradication Commission of the Republic of Indonesia (KPK RI) carried out Monitoring and Evaluation activities on 12 December 2024 with the conclusion that the Company has made efforts to realize the Integrated Corruption Crime WBS Development plan in 2024 well. However, some obstacles prevent activities from being realized according to the planned target time. The Company remains committed to building an Integrated WBS of Corruption Crime with the Corruption Eradication Commission. The entire cooperation agenda is expected to be realized in 2025.

WBS can be found in Sustainability Report.

THE RESULT OF COMPLAINT HANDLING

Throughout 2024, Telkom received 56 complaint reports, with 33 complaints declared closed and 13 others still waiting for additional data to carry out the next follow-up process.

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Complaint Based on Category

Category	Reporting Channels							Total
	Internet Sites	Email	PO Box	Fax	Hotline	WhatsApp	SMS
Accounting issues and internal control over financial reporting	1	0	0	0	0	0	0	1
Audit issues	0	0	0	0	0	0	0	0
Violations of capital market laws and regulations related to the company's operations	0	0	0	0	0	1	0	1
Violation of internal regulations	1	4	1	0	0	9	0	15
Fraud and/or abuse of position	6	8	0	0	1	10	0	25
Uncommendable behavior	6	2	0	0	1	4	0	13
Gratuities and Bribery	0	0	0	0	0	0	0	0
Harassment	1	0	0	0	0	0	0	1
Total	15	14	1	0	2	24	0	56

Comparison of Complaint Handling with the Previous Year

Description	Total			Remarks
	2024	2023	2022
Total Complaints	56	59	44	Complaints received
Qualified	46	28	26	Complaints worthy of actions
Follow-up
Closed (not proven/not fulfilled)	33	19	16	-
Additional Data	12	9	9	-
Further studies according to the procedure	1	0	1	-

TRANSPARENCY OF BAD GOVERNANCE PRACTICES

The Company is committed to implementing good corporate governance during 2024. The form of commitment carried out by the Company is through the fulfillment of the required provisions for the Company and operational activities that do not practice bad corporate governance.

No	Information	Practice
1.	Report on the Company's Activities that pollute the environment	Zero
2.	Non-compliance in fulfilling tax obligations	Zero
3.	Inconsistency between the presentation of annual reports and financial statements with applicable regulations and financial accounting standards (SAK)	Zero
4.	Not submitting legal cases/cases related to labor and employees	Zero
5.	Does not disclose an overview of the operating segment	Zero
6.	Annual Report file discrepancy	Zero

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ANTI CORRUPTION POLICY

Telkom is committed to preventing and eradicating corruption through the implementation of various national and international standards through three main stages, namely setting policies, integrating them into  business operational activities, and implementing  anti-corruption programs.

Telkom's various anti-corruption policies and programs are designed to identify, prevent, and address corrupt practices, including potential corruption across all aspects of the business based on a comprehensive risk assessment.  Some examples of policies related to anti-corruption includeintegrity pacts, business ethics, LHKPN, employee discipline, and gratuity control.

Telkom has implemented the ISO 37001:2016 standard on Anti-Bribery Management System (SMAP) since 2020 which is equipped with the ISO 37001:2016 Anti-Bribery Management System manual document and 17 Procedures. All manuals and procedures include  operational measures and controls  to prevent, detect, and handle cases of bribery and corruption, as well as ensure that companies avoid corrupt practices, kickbacks, bribery, fraud, and illegal gratuities. In addition to SMAP, Telkom has implemented the Corruption Prevention Guide (PANCEK) from the KPK, Whistle Blowing, GCG principles and various anti-corruption policies.

Other anti-corruption programs include that Telkom actively participates in Hakordia (World Anti-Corruption Day) every year where in 2024 Telkom and its subsidiaries have declared an Anti-Corruption Commitment in stages.

A. ANTI-CORRUPTION, KICKBACKS, ANTI-GRATIFICATION, AND ANTI-FRAUD PROGRAMS AND PROCEDURES

The following are Telkom’s internal policies related to anti-corruption:

1.	Resolution of the Board of Directors No: KD.36/HK290/COP-D0053000/2009 regarding the Integrity Pact.
2.	Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup.
3.

Resolution of the Director of Human Capital Management No: PR.209.03/r.02/HK270/COP-A0900000/2024 regarding the Obligation to Submit Reports on the Assets of State Administrators within the TelkomGroup.

4.	Regulation of the Director of Human Capital Management No: PR.209.05/r.02/HK250/COP-A0900000/2024 regarding Employee Discipline.
5.	Regulation of the Director of Human Capital Management No: PR.209.04/r.02/HK270/COP-A0900000/2024 regarding Gratuity Control.
6.	Resolution of the President Director No. SK08/PS 000/COP-A0000000/2023 regarding the Organizational Structure of the Anti-Bribery Management System.
7

Resolution of the Board of Directors of the Company (Persero) of PT Telekomunikasi Indonesia Tbk No PD 622.00/r.00/HK200/COP-C0000000/2022 regarding the Ratification of the Resolution of the Board of Commissioners No 01/KEP/DK/2022 regarding Complaint Handling Policies and Procedures (Whisleblowing System) within the TelkomGroup Environment.

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B. PROGRAMS AND PROCEDURES FOR THE IMPLEMENTATION OF ANTI-CORRUPTION, KICKBACKS, ANTI-GRATIFICATION, AND ANTI FRAUD

In order to support the management of Anti-Corruption programs, such as the implementation of reporting, integrity pact obligations, and awareness for the implementation of anti-corruption, kickbacks, anti-gratuities, and anti-fraud, Telkom uses the following platforms:

1.

State Official Wealth Report (LHKPN) functions to prevent corruption by monitoring the wealth of public officials, as well as allowing public supervision of the assets of Commissioners, Directors and Positions I, II and Commissioners and directors of subsidiaries.

2.

The implementation of the Business Ethics Certification and the signing of the Integrity Pact are carried out by all Directors and all Employees, to find out the company's ethical standards and the ethics of its employees.

3.

The gratuity control unit (UPG) manages Awareness, gratuity control, and reporting using the myintegrity.telkom.co.id application and the KPK application Gol.kpk.go.id and conducts monitoring and evaluation reports every period to the KPK.

4.

PANCEK is a guide that contains measures to prevent corrupt crimes. PANCEK is designed to assist business entities in building a business environment that is free from corruption and has integrity by inputting data into the JAGA application.

5.

Based on the Letter of the Ministry of SOEs No. S-17/S.MBU/02/2020 regarding ISO 37001 Certification of Anti-Bribery Management System in SOEs, it is required that all SOEs must carry out ISO 37001:2016 SMAP certification before August 17, 2020.

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GRATIFICATION

A. GRATIFICATION MANAGEMENT UNIT

There is a unit responsible for performing the function of helpdesk, supervision, management, and control of Gratification at Telkom, called the Gratification Management Unit (UPG). The UPG is determined through a decision from the Director in charge of the Human Capital function. UPG has the following duties and authorities:

a.Receiving, analyzing, and administering Gratuity receipt reports from the complainant;

b.Receive and administer a report of refusal of Gratuity, in the event that the reporting party reports a refusal of Gratuity;

c.Forward the Gratuity receipt report to the KPK;

d.Report the recapitulation of the report on the receipt and rejection of Gratuities and the proposed Gratification control policy to Telkom leadership;

e.Submit the results of the management of the report on the receipt and rejection of Gratuities and the proposed policy for controlling Gratuities to Telkom leaders;

f.Socializing the provisions of Gratuity to internal and external parties;

g.Carry out the maintenance of gratuity goods until the status of the goods is determined;

h.Conducting monitoring and evaluation in the context of Gratification control; and

i.Conduct monitoring and evaluation reports for each period reported to the KPK.

B. GRATIFICATION REPORTING FLOW

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C. 2024 GRATIFICATION REPORT

Gratification handling is carried out by the Gratification Control Unit (UPG). Reporting can be submitted by organic and non-organic employees through the myintegrity.telkom.co.id application on the gratuity report page. If needed, the report received by UPG will be followed up by the KPK through the gol.kpk.go.id.

D. LHKPN

A. LHKPN Guidelines

1.	Regulation of the Corruption Eradication Commission Number 7 of 2016 regarding Procedures for Registration, Announcement, and Inspection of Assets of State Administrators has been amended through the Regulation of the Corruption Eradication Commission Number 2 of 2020 and subsequently a second amendment was made through the Regulation of the Corruption Eradication Commission Number 3 of 2024;
2.	Circular Letter of the Minister of State-Owned Enterprises Number: SE-12/MBU/10/2021 dated October 5, 2021 regarding the Obligation to Submit State Administrators' Wealth Reports (LHKPN) for Officials in Megara-Owned Enterprises, it is stipulated that the Board of Directors of State-Owned Enterprises (SOEs) must designate officials at one level under the Board of Directors who are obliged to submit LHKPN and impose the obligation to submit LKHPN to the Board of Directors and the Board of Commissioners of subsidiaries/affiliated companies that consolidated with SOEs;
3.	Regulation of the Director of Human Capital Management of the Company (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.209.05/r.02/HK250/COP-A0900000/2024 dated August 9, 2024 regarding Employee Discipline; and
4.	Regulation of the Director of Human Capital Management Number PR. 209.03/r.02/PS000/COP-A4000000/2024 dated December 31, 2024 regarding the Obligation to Submit Reports on the Assets of State Administrators within the TelkomGroup.

B. Mandatory Reporting & Management of LHKPN Reporting

TelkomGroup officials and employees who are subject to the obligation to report LHKPN every year are:

a.	Member of the Board of Commissioners of Telkom;
b.	Members of Telkom's Board of Directors;
c.	Member of the Board of Commissioners of affiliated subsidiaries consolidated with Telkom (EDLT);
d.	Members of the Board of Directors of affiliated subsidiaries consolidated with Telkom (EDLT);
e.	Telkom Band Employees Position I and II include Talent Mobility in Employees & Talent Mobility Out Employees; and
f.	Contract employees who occupy positions are required to report.

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To support the orderly implementation of LHKPN reporting, Telkom has a unit appointed by the Board of Directors to manage Asset Reporting within the TelkomGroup. The Asset Reporting Manager has the task to:

a.	Become a partner of the KPK in managing LHKPN within the TelkomGroup;
b.	Coordinating with the KPK regarding changes in regulations on the management of LHKPN in the TelkomGroup;
c.	Notify the Mandatory LHKPN Reporter of the obligation to submit the LHKPN;
d.	Register for employees who have just occupied the position of Mandatory Reporting using the KPK application;
e.	Assisting in filling out LHKPN;
f.	Monitoring compliance with Mandatory Reporting in the submission of LHPKN through the KPK application;
g.	Providing data and information regarding changes in positions from Mandatory Reporting to the KPK;and
h.	Update or adjust the data of Affiliated and Consolidated Companies with Telkom.

C. Socialization of LHKPN

In order for LHKPN reporting at Telkom to be carried out in an orderly manner and in accordance with applicable regulations, Telkom conveys the Annual Granting of LHKPN Filling out periodically during the LHKPN submission period. In addition to the Official Memorandum to the Reporters, socialization was also carried out related to filling out the LHKPN in 2024:

D. Training and Socialization Programs On Corruption Prevention, Kickbacks, Gratuities, And Fraud In The Environment

Telkom has held training and socialization programs for all employees to support the prevention of corruption, kickbacks, gratuities, and fraud within the Company. The socialization programs carried out by Telkom during 2024 include:

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The training programs carried out by Telkom during 2024 include:

1.	Conducting training and understanding of Business Ethics as well as signing the annual Integrity Pact which is required for all employees.
2.	Holding ISO 37001:2016 Anti-Bribery Management System (SMAP) Awareness training by experts to the scope team and the FKAP Committee.
3.	Extend the ISO 37001:2016 Anti-Bribery Management System (SMAP) Lead Auditor certificate through an external institution Professional Evaluation and Certification Board to the certificate owner.
4.	Completed SNI ISO 37001:2016 Anti-Bribery Management System (SMAP) e-learning training.
5.	Held ISO 19011:2018 Internal Auditor training for new personnel within the scope of Anti-Bribery Management System certification and FKAP Committee.
6.	Conducting an Internal Audit Recertification of ISO 37001:2016 Anti-Bribery Management System.
7.	The Anti-Corruption Declaration was made by all TelkomGroup BoDs on November 14, 2024 and all BoD Subsidiaries in stages on December 9, 2024.
8.	Conducted an external audit of ISO 37001:2016 Anti-Bribery Management System Recertification.
9.	Held the World Anti-Corruption Day (HAKORDIA) Commemoration program in Telkom.

Through the socialization and training program, it is hoped that it can create a conducive work environment at TelkomGroup and free from corrupt practices.

INSIDER TRADING POLICY

TelkomGroup has a strict policy to prevent insider trading practices, as stipulated in the Director of Human Capital Management Regulation No. PR 209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline. This policy is contained in Article 5, which regulates the prohibition of every employee from abusing authority or position and the unauthorized use of company information.

This prohibition aims to ensure that all TelkomGroup employees' activities are in accordance with the principles of good corporate governance, especially regarding integrity and transparency. Insider trading practices violate internal company regulations and applicable laws in the capital market, which can harm the company's reputation and undermine shareholder confidence.

GOODS AND/OR SERVICES PROCUREMENT POLICY

Telkom has established several policies that serve as guidelines in the implementation of Procurement of Goods and/or Services. The policy set by the Company refers to the Regulation of the Minister of State-Owned Enterprises No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises.

Telkom Goods and/or Services Procurement Policy:

1.PD.301.00/r.02/HK240/COP-K0700000/2022 dated April 6, 2022 regarding Procurement Synergy and Strategic Sourcing TelkomGroup;

2.PD.302.00/r.00/HK240/COP-K0E00000/2024 dated October 29, 2024 regarding Logistics Management;

3.PR.301.08/r.07/HK240/COP-K0700000/2023 dated November 24, 2023 regarding Guidelines for Procurement Implementation; and

4.PR.301.09/r.01/HK240/COP-K0700000/2023 dated December 8, 2023, regarding Guidelines for Implementing Procurement Synergy and Strategic Sourcing TelkomGroup.

The scope of the goods and/or services procurement policy at Telkom regulates the goods and/or services procurement mechanism, including planning, implementation, documents, acceptance, and reporting.

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GENERAL PROVISIONS FOR PROCUREMENT OF GOODS AND/OR SERVICES IN TELKOM

The implementation of goods and/or services procurement in Telkom is guided by the principles of Good Corporate Governance as follows:

a.Efficient, meaning that the procurement of goods and/or services must endeavor to obtain the optimal and best results in a short time by using the maximum possible funds and capabilities reasonably and not only based on the lowest price, except strategic procurement of goods and/or services that have significant value, but a total cost of ownership approach can also be taken;

b.Effective, meaning that the procurement of goods and/or services must be in accordance with the predetermined needs and provide benefits in accordance with the specified objectives;

c.Competitive means that the procurement of goods and/or services must be open to providers who meet the requirements and carried out through fair competition among equal providers and meet specific requirements/criteria based on clear and transparent provisions and procedures;

d.Transparent means that all provisions and information regarding the procurement of goods and/or services, including the technical requirements of procurement administration, evaluation procedures, evaluation results, and determination of prospective Providers, must be open to interested Provider participants,

e.Fair and reasonable, meaning that in the implementation of goods and/or services procurement, Telkom provides equal treatment for all qualified prospective providers;

f.Open means that all eligible providers can follow the procurement of goods and/or services; and

g.Accountable means that the procurement of goods and/or services must achieve targets and be accountable, thus avoiding potential abuse and irregularities.

Procurement of goods and/or services at Telkom can be carried out using auction, direct selection, direct appointment, or direct purchase by considering the type of work. The Company prioritizes using domestic products and empowering micro, small, and medium enterprise products if the quality, price, and purpose are accounted for.

Telkom is committed to implementing ISO 37001: 2016 standard on Anti-Bribery Management System Anti-Bribery Management System (SMAP). In implementing procurement of goods and/or services within Telkom, there is an obligation to sign an integrity pact.

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INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

Throughout 2024, there are no administrative sanctions were imposed on Telkom, members of the Board of Commissioners, and/or the Board of Directors by OJK and other authorities.

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INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Telkom provides easy access to information for Stakeholders to establish good relations with all Stakeholders and fulfill the provisions of Financial Service Authority Regulation No. 31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Telkom provides several approaches and media as communication channels, namely:

1.	General Meeting of Shareholders (GMS)
GMS is a media for Telkom to convey information related to the Company's performance to Shareholders. Shareholders can participate in strategic decision making, for the betterment of the Company.

2.	Media
Throughout 2023, Telkom made news releases and sent them to the mass media to disseminate Company information to Stakeholders.

3.	Website

Telkom's website is available in two languages, namely Indonesian and English, with a page www.telkom.co.id page. Stakeholders can access the latest information on profile, Good Corporate Governance practices, implementation of CSR programs, job opportunities and career development, as well as Telkom products. In addition, Stakeholders can also access Telkom reports, including Annual Report, Financial Report, and other report.

4.	Information and Documentation Management Officer (PPID)

PPID manages Telkom's public information disclosure and is responsible for performing the functions of storing, documenting, providing, and/or serving public information. PPID provides accurate and accountable public information through fast, timely, and simple public information services to fulfill the rights of public information applicants in accordance with Telkom's public information policy.

Telkom has an E-PPID channel which is an online service for public information requests and as a form of implementation of information disclosure in TelkomGroup. E-PPID utilizes information and communication technology to support public information management, which can be accessed on the Telkom website through the PPID menu or through the page https://eppid.telkom.co.id.

5.	Meeting with Analyst and Investor

Telkom always held meetings with Analyst and Investor. This meeting is held for Telkom to provide information on the Company's performance and prospects as well as providing the latest information on the telecommunications industry in general. In times of pandemic, meetings with Analyst and Investor are held online.

6.	Contact via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by Stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address Investor@telkom.co.id is intended for Investor.

7.	Internal Media

Telkom has various internal media, namely the TelkomGroup Portal as a medium for information, education, and socialization for all employees, and Diarium which is the social media for TelkomGroup employees in the internal scope.

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8.	Social media

In line with the current digital era, Telkom uses a variety of social media to reach out to Stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

Social Media	Twitter	Facebook	Instagram	Youtube	TikTok
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official	@telkomindonesia
Followers/Subscribers/Fans	154,137 Followers	536,570 Followers	600,448 Followers	646,202 Subscribers	95,674 Followers

Remark: Data as of December 31, 2024.

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CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT (CSR)

313	Brief Summary of Corporate Social Responsibility and Environment
314	Implementation Report on the Corporate Social Responsibility and Environment

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BRIEF SUMMARY OF CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

Telkom implements good corporate governance by considering the rights of employees and stakeholders, contributing to environmental sustainability, and carrying out social and ecological responsibility (TJSL) or Corporate Social Responsibility (CSR). Telkom's CSR information reporting refers to several international standards, namely the Global Reporting Initiative (GRI), ISO 26000 Guidance for Social Responsibility, and Sustainable Development Goals (SDGs).

Telkom conveys information on CSR implementation in a Sustainability Report, which is separate from this Annual Report, following SEOJK No. 16/POJK.04/2021 regarding the Form and Content of Annual Reports of Issuers or Public Companies, with the basis for preparation based on OJK Regulation No. 51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies.

Access to the 2024 Sustainability Report:

As a SOE, Telkom also implements CSR based on the Minister of State-Owned Enterprises Regulation Number PER-1/MBU/03/2023 regarding Special Assignments and Social and Environmental Responsibility Programs for State-Owned Enterprises which revokes and replaces the Minister of BUMN Regulation Number PER-05/ MBU/04/2021 regarding Social and Environmental Responsibility Programs for State-Owned Enterprises as amended by Regulation of the Minister of State-Owned Enterprises Number PER-6/MBU/09/2022 regarding Amendments to Regulation of the Minister of State-Owned Enterprises Number PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Programs for State-Owned Enterprises. Article 33 PM BUMN PER-1/2023 regulates that financial reports and implementation of the SOE CSR Program are reported in Periodic and Annual Reports. Telkom presents the CSR Program implementation report in the Annual Report in the subchapter Corporate Social and Environmental Responsibility Program Implementation Report, while the CSR Financial Report, namely the MSE Funding Program Financial Report, is shown in the attachment to this Annual Report.

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IMPLEMENTATION REPORT ON THE CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY COMMITMENTS AND POLICIES

The Board of Directors of Telkom ensures the implementation and supervision of the implementation of sustainability practices in the CSR program, aims to provide benefits for economic development, social development, environmental development, and legal and governance development for the Company, contributing to the creation of added value for the Company, fostering micro and small businesses to be more resilient and independent and the communities around the Company.  It also encourages compliance to ensure the application of integrated, directed, measurable impact and accountable principles.

The legal basis for the implementation of the CSR Program activities are:

1.	Regulation of the Minister of SOEs No. PER-1/MBU/03/2023 regarding Special Assignments and Social and Environmental Responsibility Programs of SOEs;
2.

Decree of the Board of Commissioners of PT Telekomunikasi Indonesia Tbk Number: 12/KEP/DK/2023/RHS 08/KEP/DK/2022/RHS dated November 27, 2023, on the Approval of the Work Plan and Budget (RKAP) of PT Telekomunikasi Indonesia Tbk for 2024;

3.

Regulation of the Board of Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk number: PD.320.00/r.00/HK230/COP-K0400000/2023 dated December 21, 2023 regarding the Company's Work Plan and Budget for 2024;

4.

Regulation of the Board of Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk number: PD.703.00/r.010/HK200/CDC-A1000000/2023 dated December 31, 2023 regarding the Social and Environmental Responsibility Program;

5.

Regulation of the Director of Human Capital Management of the Company (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.202.60/r.03/HK250/COP-A2000000/2024 dated February 29, 2024, regarding Social Responsibility Center Organization;

6.

Regulation of the Director of Human Capital Management of the Company (Persero) PT Telekomunikasi Indonesia Tbk Number: PR.301.01/r.00/HK200/CDC-A1000000/2022 dated March 30, 2022 regarding Social and Environmental Responsibility.

CSR PROGRAM SUSTAINABILITY STRATEGY FRAMEWORK

Telkom is committed to providing added value to the people of Indonesia, both directly through business activities and indirectly through Social and Environmental Responsibility activities, as a form of social responsibility in the form of Good Corporate Citizenship (GCC) implementation by fulfilling aspects of Good Corporate Governance (GCG) by ISO 26000 (regarding Social and Environmental Responsibility).

The CSR program is carried out in a systematic and integrated manner to ensure its implementation, success, and impact management in accordance with the priorities and/or achievement of the objectives guided by the work plan.

The sustainability strategy of Telkom’s CSR program is embodied in the Main Program Framework “SUSTAIN”, which is in line with efforts to achieve the Sustainable Development Goals (SDGs) targets aligned with environmental, social, and governance (ESG) aspects to contribute to the creation of added value for the Company and achieve sustainability performance contributions. The details of the program are as follows:

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CSR PROGRAM PLANNING 2024
Strategic Planning Framework

STRATEGIC SITUATION ANALYSIS

EXTERNAL FACTOR ANALYSIS

CSR-RELATED REGULATION

- Implementation of PER-01/23: CSR program priorities: (1) education, (2) environment, (3) MSE development
- OJK Regulation/51: Issuer Sustainability Program

SHAREHOLDER ASPIRATIONS

- Planning SOEs' CSR programs to take into account the identification of company risks
- Optimizing the distribution of PUMK funds, providing guidance to MSEs, implementing collections, and resolving bad debts
- KPIs for the CSR Program include: (1) SROI measurement, (2) SIM CSR data entry, (3) collaboration on CSR programs, (4) involving employees in CSR programs

BENCHMARK AND TREND

- Global & National Benchmark
- ESG Rating Report
- Government Regulation (SDG Presidential Regulation, POJK)

SUSTAINABLE DEVELOPMENT GOALS
ESG
Social Pillar
Economic Pillar
Environmental Pillar
Pillar of Law and Governance

INTERNAL FACTOR ANALYSIS

CSS 2024-2026 STRATEGIC INITIATIVES

ESG

FU HCM STRATEGY 2024-2026

HARMONIZE

Z1. Integrate ESG, SDGs, and CSR to Create Holistic Approach to Community Development

CSR PROGRAM PROGNOSIS

- CSR Program 2023 Achievement
- Disbursement Realization Profile 2023
- Budget Realization 2023
- OFI Program Implementation 2023

RISK
CSV
Business Opportunities & Challenges
Social Needs
Corporate Assets & Expertise

STRATEGIC FORMULATION

- SETUP SUSTAINABLE NET ZERO INITIATIVES
- UPLIFT IMPACTFUL SOCIAL EMPOWERMENT
- STRENGTHEN MSME DIGITAL CAPACITY (CSV)
- TRANSFORM EFFECTIVE CSR GOVERNANCE
- AMPLIFY CSR BRANDING AND COMMUNICATION
- INTENSIFY CSR DIGITALIZATION AND ANALYTICS
- NURTURING INNOVATIVE CULTURE

STRATEGIC IMPLEMENTATION: PROGRAM CHARTER, ACTIVITIES, KPI, TIMELINE, RISK, AND BUDGET

STRATEGIC EVALUATION & CONTROL: REVIEW MANAGEMENT (WEEKLY, QUARTERLY, HALF-YEAR, ANNUALLY), MANAGEMENT REPORT, FINANCIAL REPORT, ANNUAL REPORT, SUSTAINABLE REPORT

CSR Main Program 2024 - SUSTAIN

Telkom Indonesia
Creating Shared Value
Education | Environment | MSME

E S G
sustain

HARMONIZE
FU HCM Strategic Initiatives

MATERIAL TOPICS

INITIATIVES

E – Environment

- GHG Emission Reduction
- Waste Management
- Addressing Climate Change

Setup Sustainable Net Zero Initiatives

Carbon Offset

Company **carbon stock** initiation
- Mangrove Planting
- Coral Reef Conservation
- Reforestation of Critical Land

Waste Management & Circular Economy

- Integrated Waste Management
- Electronic Waste Management

Climate Change Action

- Water Conservation Efforts
- Building Climate Change Resilience

S – Social

- Diversity and Inclusion
- Inclusive and Affordable Access
- Drive Economic Growth

Uplift Impactful Social Empowerment

Inclusive Digital Empowerment

- Digital Skill for Woman
- Digital Skill for Disabilities

Inclusive and Affordable Access

Quality Education
- Digital Learning School
- Digital Skill for Vocational
- Sociodigipreneurship (Innovillage)

Reduce Inequalities
- Community Empowerment Underprivileged Village
- Food Insecure Community Support
- Health Support Facilities
- Infrastructure Revitalization and Sustainable Public Facilities

Strengthen MSME Digital Capacity

Driving Digital MSME Growth

Digital Capacity Building for MSEs
- Digitalization to Increase MSE Business Capacity (Social Media Marketing & packaging grants) through **MSE Go Digital**
- Acceleration of Market Expansion online (ecommerce/online stores) through **MSE Go Online**
- Expansion of International Market Access through **MSE Go Global**

Management of MSE Funding
- MSE Loan Moneva
- MSE Loan Recovery

G – Governance

- Compliance and Risk Management
- Accountability and Reporting

Transform Effective CSR Governance

Governance and Compliance Management

- Leadership and Communication
- Risks-based CSR Strategy
- Internal Process Assessment
- Audit Supervision

Management Reporting

- Monitoring and Review
- MSOE CSR Report Data Filling
- Annual Report CSR Submission
- SR/ESG Report Disclosure

ENABLER

- Amplify CSR Branding and Communication
- Intensify CSR Digitalization and Analytic
- Nurture Innovative Culture

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1.

Sustainable Net Zero Initiatives, an initiative to implement environmental programs based on climate action through the creation of carbon pockets to encourage the reduction and compensation of carbon emissions as a result of the company's operations through a carbon offset scheme;

2.

Uplift Impactful Social Empowerment, which encourages the realization of inclusive education and a good quality of healthy life to support a prosperous and competitive nation through digital infrastructure support and inclusive digital talent education to support the improvement of national digital literacy;

3.

Strengthen Excellent MSME Digital Capacity, namely enlarging the capacity of Micro and Small Enterprises (MSEs) through providing access to financial services, increasing capabilities and access to national and international markets to expand employment, increase labor productivity and encourage economic growth;

4.

Transform Effective CSR Governance, maintaining accountability aspects of CSR Program management and aspects of risk management implementation and compliance by applying the principles of integrated, targeted, measurable impact and accountability;

5.

Amplify CSR Branding & Communication, which activates the communication of CSR program implementation to stakeholders by prioritizing aspects of the impact of Telkom's CSR Program through multi-stakeholder partnerships/collaboration;

6.

Intensify CSR Digitization & Data Analytics, namely strengthening the transformation of digitization and digitalization of CSR Program management through the improvement and maintenance of information systems, utilization of data analytics in strategic decision making;

7.

Nurture Innovation Culture, namely maintaining a culture of innovation in managing the CSR Program as an identity for creating sustainable added value.

Telkom conducts socialization of core values and activation of corporate culture to encourage socially and environmentally responsible behavior in all TelkomGroup people. Telkom also involves employees in CSR activities through an employee social project program called TESA (Telkom Employee Social Activity), a forum for one employee and one social activity.

PROGRAM IMPLEMENTATION OF CORPORATE SOCIAL AND RESPONSIBILITY (CSR) 2024

In 2024, the amount of funds realized for the CSR Program activities was Rp144,825,177,295 billion.

Realization of the CSR Program in 2024

No.	CSR Pillars	Realizations (Rp)
1.	Social Pillar	61,284,668,038
2.	Economic Pillar	34,833,212,433
3.	Environmental Pillar	48,344,617,739
4.	Pillar of Law and Governance	362,679,085
	Total	144,825,177,295

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IMPLEMENTATION OF CSR BASED ON PER PRIORITY FIELDS

CSR Program Focuses on Education
No.	Featured Program	Descriptions	SDGs	Realizations
1.	Digital Learning School & Cybersecurity Awareness

First, the CSR education program is aimed at schools because they are essential in improving digital literacy in Indonesia. Telkom helps schools provide students access to learning applications, internet connections, and computer devices. As a digital and telecommunications service provider, Telkom strengthens its role in improving ICT skills and cybersecurity awareness to support the learning process, healthy internet usage, and continuous improvement of digital literacy in Indonesia.

● 472 location points ● 30,100 benefit recipients
2.	Digital certification program for vocational (DIGI-UP)

Second, the CSR program in education is aimed at students to develop digital talent in Indonesia. Telkom collaborates with the National Education Office at the district/city, province, universities, and certification institutions to provide guidance and training in digital skills targeting high school students and the equivalent. This program consists of training programs, case-based experience, and certification, which are expected to encourage digital talents in Indonesia who are ready to work.

● 1,637 applicants ● 1,376 participants passed certification
3.	Indonesia Digital Learning Program

Third, the CSR program in the education sector is aimed at teachers. Teacher competence is essential in improving the quality of education in Indonesia. Telkom collaborates with the Ministry of National Education at the district/city, province, PGRI, and universities to provide training assistance to improve teacher competence. This program includes digitization-based training and certification to enhance competence and prepare teachers for the Teacher Competency Test (UKG).

2,022 participants
4.	Empowerment of disabled groups to increase the independence of vulnerable communities

Telkom's commitment to inclusive education is realized through infrastructure assistance and improving digital literacy for people with disabilities to access education, training, and digital certification. The initiative's purpose is to increase the capabilities and competencies of people with disabilities to open up opportunities for decent work. The program is realized through collaboration with Yayasan Pendidikan Telkom (YPT).

● 675 applicants ● 570 participants passed ● 81 disabled communities

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CSR Program Focuses on the Environmental Sector
No.	Featured Program	Descriptions	SDGs	Realizations
1.	Integrated waste management solutions and circular economy development

Pollution is one of the leading environmental problems in Indonesia and the world today. Proper waste management can reduce pollution. Telkom developed an integrated waste management development initiative with a recycling and circular economy approach, strengthened by the integration of digital platforms to facilitate access to TPS service information. The expected positive impacts include social, environmental, and economic benefits for the community.

4 location points
2.	E-waste reduction through digital device recycling (EDUVICE)

As a digital and telecommunications service provider, Telkom seeks to manage electronic waste that potentially contains hazardous waste. This effort involves company employees and uses the 3R approach (Reduce, Reuse, Recycle). Some results of electronic waste collection and management (recycling) are distributed to beneficiaries, especially in the education community.

● 286 electronic devices managed ● 88 devices distribution ● 18 beneficiary communities
3.	Greenhouse Gas reduction through mangrove planting and coral reef rehabilitation

In addition to restoring and conserving terrestrial ecosystems, Telkom also runs ecosystem restoration and conservation programs in coastal and marine areas through mangrove planting and coral reef rehabilitation. This program supports the realization of the Net Zero 2060 commitment by contributing to the increase in blue carbon (carbon absorbed and stored by coastal and marine ecosystems).

● 62,250 mangrove plantings in 15 locations ● 896 coral reef substrates in 5 locations
4.	Addressing climate change through restoration and conservation of assisted forests

Telkom's initiatives to improve environmental ecosystems are to restore and protect forests damaged or lost in synergy with institutions/communities that care and have an ecological culture. This program supports realizing the Net Zero 2060 commitment by increasing green carbon (carbon stored in the land ecosystem).

● 102,400 tree seedlings ● 15 location points

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CSR Program Focuses on MSE Development

The MSE Development Program is implemented through the distribution of MSE funding programs and MSE coaching program grants through the 3C approach, namely access to capital, access to competence, and access to commerce. Through this program, Telkom supports strengthening the capacity of Assisted MSEs towards resilient and independent MSEs so that they can contribute to national economic growth and the creation of added value for the Company.

1.
Access to Capital: Capital Assistance Program for MSE Business Acceleration

The MSE Funding Program (Access to Capital) aims to increase the income of Micro and Small Enterprises (MSEs) by assisting in capital loans with relatively low administrative services. The digitalization process also strengthens the management of this program, making it easier for MSEs to access loan applications, obtain information, and monitor installment history.

Featured Program	Descriptions	SDGs	Realizations
Increasing MSEs' access to Financial Services (Access to Capital)

In 2024, Telkom distributed the MSE Funding program through a cooperation mechanism with BRI, which was recommended according to the letter S-721/MBU/11/2022. Telkom stopped distributing the program independently to the assisted MSEs and focused on billing and coaching them. The assisted MSEs' business sectors include trade, animal husbandry, plantations, fisheries, agriculture, services, and others.

Moneva Collection is carried out by optimizing the monitoring and billing teams and socializing to foster partners' understanding of how to pay through virtual account.

Rp10 billion distribution of PUMK funds through BRI collaboration

2.
Access to Competence: Coaching/mentoring program for MSEs to modernize their internal business processes.

Digitalization of MSE business activity solutions through the utilization of digital platforms: as an application toolset to solve the end-to-end business process needs of MSEs through the Go Modern and Go Digital programs.

Featured Program	Descriptions	SDGs	Realizations
Strengthening the Business Capacity of MSEs through Go Modern and Go Digital Coaching (Access to Competence)

Strengthening the capacity of MSEs is very important so that MSEs can continue to grow sustainably. The program scope at this stage is:

●
Go Modern: facilitating product standardization, licensing/business legality processes, entrepreneurship training, and branding and packaging improvement assistance.
●
Go Digital: Encouraging the use of digital technology in MSE business management.
● 18,102 MSEs Go Modern ● 16,845 MSEs Go Digital ● 1,629 Halal certification ● 5,647 NIB ● 2,127 PIRT ● 2,581 MSE Training ● 615 MSE Exhibitions

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3.
Access to Commerce: MSE Guidance Program in access to a broader market

Acceleration of MSE product promotion through marketplaces and virtual expos to increase MSE market access to consumers without having to open physical outlets through the Go Online and Go Global programs.

Featured Program	Descriptions	SDGs	Realizations
Penetration of digital and global market access: online marketplace and virtual expo (Access to Commerce)

The next critical stage in the development of MSEs is to increase access to markets at the national and international scope, including:

●
Go Online: Facilitating MSEs to expand market access through digital marketing training, training, and sales assistance through online stores/marketplaces and local/national exhibitions.
●
Go Global: MSEs are introducing and opening access to international markets.
● 7,392 MSEs Go Online ● 96 MSEs Go Global

DIGITALIZATION OF MSE MANAGEMENT

Telkom developed the Satu Data UKM platform to create a comprehensive profile of Telkom-assisted MSEs based on personal and business data profiles, which is expected to assist the Company in determining and offering the right TelkomGroup products for MSEs.

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MSE FUNDING PROGRAM FINANCIAL STATEMENT

Audited Figures (In Millions Rupiah)

STATEMENT OF FINANCIAL POSITION (Rp)
ASSETS
Current Assets
Cash and Cash Equivalents	254,915
Loan to Foster Partners net of allowance for impairment losses of Rp53,343	36,014
Total current assets	290,929

Non-current assets
PUMK Collaboration Receivable to Foster Partners	28,021
PUMK Collaboration Receivable to BRI	2,098
Troubled Loan net of allowance impairment losses of Rp320,222	-
Total non-current assets	30,119
TOTAL ASSETS	321,048

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and other current liabilities	406
Overpayment of Installments	261
TOTAL LIABILITIES	667

NET ASSETS
Without restrictions from resource provider	320,381
With restrictions from resource provider	-
TOTAL NET ASSETS	320,381
TOTAL LIABILITIES DAN NET ASSETS	321,048

STATEMENT OF COMPREHENSIVE INCOME (Rp)
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUES
Loan Administration Service Income	2,847
Interest Income	3,359
Other Income	4
TOTAL REVENUES	6,210
INCOME (EXPENSES)
(Allowance)/Recovery for Impairment of Loan	(2,702)
Other Income/(Expenses)	(558)
TOTAL INCOME/(EXPENSES)	(3,260)
SURPLUS	2,950
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
OTHER COMPREHENSIVE INCOME	-
TOTAL COMPREHENSIVE INCOME	2,950

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STATEMENT OF CHANGES IN NET ASSETS (Rp)
NET ASSETS
WITHOUT RESTRICTIONSFROM RESOURCE PROVIDER
Beginning balance	317,431
Surplus	2,950
Ending balance	320,381
Other comprehensive income	-
Total	320,381
WITH RESTRICTIONS FROM RESOURCE PROVIDER	-
TOTAL NET ASSETS	320,381

STATEMENT OF CASH FLOWS (Rp)
OPERATING ACTIVITIES
Loan to fosters partners	86,538
Payment Loan	(5)
Acceptance of Loan Administration Services	2,694
Interest Income	3,359
Distribution of Loan Funds to Foster Partners	-
PUMK Collaboration Receivable to BRI	(10,000)
Return of Excess Installments to Foster Partners	(68)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	82,518
INCREASE IN CASH AND CASH EQUIVALENTS	82,518
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	172,397
CASH AND CASH EQUIVALENTS AT END OF YEAR	254,915

IMPLEMENTATION OF THE COMPANY'S CREATING SHARED VALUE PROGRAM

Creating Shared Value (CSV) is a strategic step taken by Telkom to create added value for the Company while having a positive impact on society and the environment by utilizing Telkom's core business capabilities, such as empowering MSMEs through digitization and developing digital infrastructure to support digital inclusion. Implementation of Creating Shared Value is part of sustainability efforts. In 2024, Telkom will implement CSV through 2 (two) main programs, namely:

CSV Type	CSV Programs	Descriptions	Social Benefit	Business Benefit	Realizations
CSV 1	Utilization of Digital Platforms for MSEs	Telkom initiates the utilization of digitalization solutions for MSE's business activities by utilizing applications & digital platforms and product commercialization through digital e-commerce.
-Encouraging digital literacy of MSEs to increase user adoption of digital service utilization
-Helping MSEs innovate to develop business quickly to be applied independently
-Encouraging MSEs to upgrade through the implementation of digitalization
				- Increase the number of subscribers and user traction of digital platforms for MSE - Increase usage of digital connectivity	●10.6% of MSEs upgrade in terms of turnover, assets and human resources ●4,703 users registered Kasir Aja ●2,991 PaDI UMKM user registered ●1,273 SSL Internet for MSEs

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CSV Type	CSV Programs	Descriptions	Social Benefit	Business Benefit	Realizations
CSV 3	Student social project competition: 'Innovillage'

A digital talent development event to encourage the nation's digital capability and adoption rate through sociodigipreneurship incubation, a form of synergy between industry and universities, to improve students' digital capabilities. This has an impact on social improvement for the community by involving students and universities while producing digital talent as input to meet the needs of the digital industry.

			Potential to increase the socio-economic benefits of the community at the location of social project implementation	- Telkom has an inventory of digital solutions that are applicable to be developed for market validation - Telkom has a profiling of the Company's Digital Talent Pool	●2,145 applicants ●Funding 165 Social Projects ●Implementation of 60 Social Projects for 1,500 beneficiaries

COLLABORATION CSR PROGRAM IMPLEMENTATION

The implementation of the CSR program is carried out effectively through collaboration with various parties (pentahelix), including increasing the internal synergy of TelkomGroup, external cooperation with the government, SOEs, academics, communities, media, and institutions/agencies related to the field of CSR. Collaboration programs with SOEs and other parties implemented in 2024 include:

No.	Programs	Program Realization	Participants
1.	Environmental Collaboration Program - Integrated Waste Management

The Integrated Waste Management Program in Cikole Village, in collaboration between Telkom and Perhutani, includes Ecoenzyme production training, which teaches how to process kitchen waste (such as fruit peels, vegetables, and food scraps) into useful products and helps reduce the amount of organic waste that ends up in landfills (TPA).

Telkom and Perhutani
2.	Education Collaboration Program - Training for Teacher Competency Improvement

This collaborative program between Telkom, PGRI, and Tribun Network aims to improve the quality and digital competence of educators in the era of massive technology so that it is helpful in learning and teaching activities in schools. The hope is to encourage the quality of education in Indonesia as a whole. The implementation of this program is spread across three districts in West Java Province.

Telkom, Tribun Network, and PGRI
3.	MSE Development Collaboration Program	The program strengthens the marketing aspects of fostered MSEs through Vending Machines to expand MSE market access within the SOEs and broader ecosystems.	Telkom and Angkasa Pura II

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ACHIEVEMENT OF IMPACT-BASED CSR PROGRAM SUCCESS

To ensure the implementation of the impact-based CSR program's success, Telkom Indonesia consistently measures the impact and success of the Social and Environmental Responsibility (CSR) program. Impact measurement is conducted through an integrated approach, namely the Social Return on Investment (SROI) method, CSR (TJSL) Index, Net Promoter Score (NPS), and Community Satisfaction Index (CSI). These methods ensure that CSR programs provide value to the community while supporting the company's reputation.

Social Return on Investment (SROI) measurements were conducted on four priority programs covering the environment, education, MSME development, and creating shared values. The measurement results showed an average SROI value of 2.65, exceeding the target of 1.5. This achievement reflects the program's success in creating social, environmental, and economic benefits for stakeholders.

Details of the SROI value per field are as follows: The environmental sector, through the sanitation and clean water program, recorded the highest score, which was 3.33; the education sector, with a digital training program for people with disabilities received a score of 2.86; the field of MSME development through the Packfest program (packaging grants) received a score of 2.23; and the field of creating shared values through the MSME development digitalization program received a score of 2.21.

In addition, Telkom recorded a CSR (TJSL) Index score of 85.10% in 2024. This achievement places Telkom's CSR activities in the good category or strong level, which positively influences the company's image. Positive perceptions from beneficiaries drove this increase and fostered MSMEs and the surrounding community toward Telkom's CSR program, especially in Corporate Governance and Economic Responsibility.

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On the other hand, to measure the success of the CSR program in increasing community involvement, Telkom uses the Net Promoter Score (NPS). The NPS measurement results in 2024 reached 74.9, which reflects the high level of trust and satisfaction of the community in recommending Telkom products and services. Thus, Telkom's CSR program provides social benefits and supports strengthening customer loyalty to the company's products and services.

The company also recorded a Community Satisfaction Index (CSI) score of 87.7, which reflects a high level of satisfaction from respondents or beneficiaries with the CSR programs that have been implemented. This result shows that most beneficiaries are satisfied with the various initiatives designed to have a positive impact.

Telkom Indonesia continues to be committed to running relevant CSR programs that provide measurable positive impacts in line with sustainable development goals and support the sustainability of the company's business.

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AWARDS OF CSR PROGRAM 2024

No.	Events	Awards	Providing Agencies/Intitutions
1.	BUMN Corporate Communication & Sustainability Summit (BCOMSS)	Gold Winner in category SME Development as Gold Winner	Kementerian BUMN
2.	HR Excellence Award	Best CSR Strategy	HR Excellence Singapore
3.	ESG World Summit & Grit Awards	Best UN SDG Impact	ESG Grit Award Singapore
4.	CSR Excellence	Best CSR Environmental Initiatives on carbon offset program	UK International CSR Excellence
5.	International Business Awards	Gold Winner in category CSR Achievement	The Asia-Pacific Stevie Awards
6.	CSR IDX Channel Award	Anugrah Utama Sustainability - Integrated Sustainability Initiative in the field of Education	IDX Channel
7.	Indonesia Corporate Sustainability Award	Gold in Best Practice in SME Empowerement	IBCSD & Olahkarsa

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APPENDICES

328	Appendix 1	:	Glossary
336	Appendix 2	:	List of Abbreviations
341	Appendix 3	:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021
355	Appendix 4	:	Affiliate Transactions List

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APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

AKHLAK

Defined as Amanah (trustworthy), Kompeten (competent), Harmonis (harmonious), Loyal (loyal), Adaptif (adaptive), and Kolaboratif (collaborative) values that underlie the behavior of SOE personnel.

Application Development Platform

Defined as an application creation platform which refers to a set of technologies that can assist companies in designing, developing, and implementing these applications.

ARPU

Average Revenue per Unit, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

Artificial Intelligent

Defined as computer program developed by human on a system so that they can think like human and can complete certain task by processing and recognizing data pattern.

B2B (Business-to-Business)

The sale of products or services provided by one business and intended for another business, not to consumers.

B2C (Business-to-Customer)

A business that provides services or sales of goods or services to individual or group of consumers directly.

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Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Big Data Platform

Defined as a large, varied, and dynamic data processing platform.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CFU

Customer Facing Unit, similar to a strategic business unit, which is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.

Cloud Computing

The practice of using a network of remote servers hosted on the internet to store, manage, and process data, rather than a local server or a personal computer.

Cloud Hybrid

The storage infrastructure that uses a combination of on-premises storage resources with a public cloud storage provider.

Co-Location

Telecommunication infrastructure leasing service that owned existing sites after the first customer or Anchor Tenant, which offers the space in telecommunication infrastructure to install their equipments.

Common Stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

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Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

An effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

Data Center

The facility composed of networked computers, storage systems and computing infrastructure that organizations use to assemble, process, store and disseminate large amounts of data.

Data Management Platform

Defined as a platform that manages data, such as collecting, organizing, and activating data from various online and offline sources, for the purposes of advertising and personalization initiatives.

Deep-Link

The use of a hyperlink that links to a specific, generally searchable or indexed, piece of web content on a website, rather than the website's home page.

Digitization

Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.

Dwiwarna Share

The Series A Dwiwarna Share have a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

Antennas and related equipment used to receive or transmit telecommunication signals via satellites.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and entertainment.

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Face Recognition

The technology capable of matching a human face from a digital image or a video frame against a database of faces, which is typically employed to authenticate users through ID verification services, and works by pinpointing and measuring facial features from a given image.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.

GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

Graphical Processing Unit (GPU) Farming

Defined as a graphics processing usage allocation system.

GSM

Global System for Mobile Telecommunication which is the European standard for digital cellular telephones.

High Throughput Satellite

Communication satellite that provides more throughput than conventional communication satellites (Fixed Satellite Service or FSS), which refers to a significant increase in capacity when using the same amount of orbital spectrum from 2 to more than 100 times as much capacity as the classic FSS.

Hyperscale Data Center

Data center that can accommodate 5,000 or more servers and has an area of more than 10,000 square feet (over 900 square meters).

Homes Passed

A connection with access to fixed-line voice, IPTV and broadband services.

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In-memory database

Defined as database processing performed on memory storage media.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Internet of Things

Computing concept that describes the idea of everyday physical objects being connected to the internet and being able to identify themselves to other devices and send and receive data.

Intranet

A computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IP Transit

The large-scale interconnection service to the global internet with reliable performance, bundled with extensive features, Block IP with BGP routing, and Autonomous System (AS) owned by clients.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Service Provider, an organization that provides access to the internet.

Latency

Delay in network communications that indicating the time it takes for data to transfer across the network.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Mbps

Megabit per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

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MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

Multimedia Data Extraction

Defined as advances in web analytics, news, social media crawlers (such as text, sound, and images) that are integrated with analytics engines.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that have the ability to create a service.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom.

Pulse

The unit in the calculation of telephone charges.

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Reverse Stock

The compression of shares to become a smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

Security Insight Platform

Defined as a platform for generating insights on cyber security.

Self Assessment

Guidelines are used as a form of accountability for collegially assessing the performance of the Board of Commissioners.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut/Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SKSO

Sistem Komunikasi Serat Optik/Optical Fiber Communication System is a system that transmits information or data from one point to another through optical fiber.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE/BUMN

State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

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SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test, and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares to increase the shares volume using a lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

A normalized way to refer to transponder bandwidth which simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Stock/share which bought back/repurchased by the issuing company.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

Various standalone and embedded AI capabilities

Defined as various kinds of artificial intelligence (AI) capabilities, both stand-alone and combined with other devices, such as Indonesian Natural Language Processing (NLP), Sentiment Analysis, Text to Speech, Speech to Text, Image Recognition for Objects Detection/Counting/Segmentation, Machine/Deep Learning, Facial Recognition, and Robotics Process Automation (RPA).

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPN typically employs some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPN provides connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Vulnerability Management Platform

It is a platform for managing cyber security vulnerabilities such as malware, viruses or hacking.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

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APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
A2P	Application to Person
ACGS	ASEAN Corporate Governance Scorecard
ACHI	AKHLAK Culture Health Index
ACMF	ASEAN Capital Market Forum
ADS	American Depositary Shares
AGMS	Annual General Meeting of Shareholders
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
AO	Application Owner
AP	Administered Prices
API	Application Programming Interface
AR	Augmented Reality
ARPU	Average Revenue per User
ASEAN	Association of Southeast Asian Nations
ASKALSI	Asosiasi Kabel Laut Seluruh Indonesia or Indonesian Submarine Cable Association
ATM	Automated Teller Machine
B2B	Business-to-Business
B2C	Business-to-Consumer
BAKAMLA	Badan Keamanan Laut or Maritime Security Agency
BAM	Business Account Manager
Bapepam-LK	Badan Pengawas Pasar Modal dan Lembaga Keuangan or Financial Institution Supervisory Agency
BBM	Bahan Bakar Minyak
BCM	Business Continuity Management
BCP	Business Continuity Plan
BMD	Regional Property or Barang Milik Daerah
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPK	Badan Pemeriksa Keuangan
BPO	Business Process Outsourcing
BPS	Badan Pusat Statistik or Central Bureau of Statistics
BSCS	Batam-Singapore Cable System
BTS	Base Transceiver Station
CAGR	Compund Annual Growth Rate
CAM	Corporate Annual Message
CAOB	Culture Agent on Boarding
CAPEX	Capital Expenditure
CDC	Community Development Center
CDIO	Chief Digital & Innovation Officer
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFRO	Chief Financial & Risk Officer
CHCO	Chief Human Capital Officer
CITO	Chief Information Technology Officer
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPaaS	Communication Platform as a Service
CPE	Customer Premises Equipment
CSLS	Customer Satisfaction and Loyalty Survey

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Keyword	Descriptions
CRM	Customer Relationship Management
CSA	Control Self Assessment
CSI	Customer Satisfactory Index
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
CSV	Creating Shared Value
CVM	Customer Value Management
DB	Digital Business
DC Co	Data Center Co
DRP	Disaster Recovery Plan
DSL	Digital Subscriber Line
DTH	Direct to Home
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
ELC	Entity Level Control
EGM	Executive General Manager
ERM	Enterprise Risk Management
ERP	Enterprise Resource Planning
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
ETL	Extract Transform Load
EWR	Early Warning Report
EY	Ernst & Young
FBM	Five Bold Moves
FHCI	Forum Human Capital Indonesia
FMC	Fixed & Mobile Convergence
FRAMES	Fraud Management System
FRM	Finance & Risk Management
Gbps	Gigabit per second
GCG	Good Corporate Governance
GCT	Group Corporate Transformation
GDP	Gross Domestic Product
GHz	Gigahertz
GMS	General Meeting of Shareholders
GNPIP	National Movement for Controlling Food Inflation or Gerakan Nasional Pengendalian Inflasi Pangan
GRI	Global Reporting Initiative
GRO	Government Relationship Officer
GSD	Graha Sarana Duta
GSM	Global System for Mobile Communication
GSMA	Global System for Mobile Communication Association
HAKORDIA	Hari Anti Korupsi Dunia or World Anti-Corruption Day
HAM	Hak Asasi Manusia or Human Rights
HCM	Human Capital Management
HD	High Definition
HR	Human Resource
HSDC	HyperScale Data Center
HSI	High Speed Internet
HTS	High Throughput Satellite
IA	Internal Audit
IAI	Ikatan Akuntan Indonesia
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IASC	International Accounting Standards Committee
ICOFR	Internal Control over Financial Reporting
ICT	Information and Communications Technology

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Keyword	Descriptions
IDN	Indonesia Digital Network
IDR	Indonesian Rupiah
IDX/BEI	Indonesia Stock Exchange/Bursa Efek Indonesia
IFAS	Indonesian Financial Accounting Standard
IFRS	International Financial Reporting Standard
IFRIC	IFRS Interpratations Committee
IGG	Indonesia Global Gateway
IHSG	Indeks Harga Saham Gabungan or Composite Stock Price Index
IIA	Institute of Internal Auditor
IICD	Indonesia Institute for Corporate Directorship
IKM	Indeks Kepuasan Masyarakat or Community Satisfaction Index
IMF	International Monetary Fund
IMS	Integrated Management System
IOH	Indosat Ooredoo Hutchsion
IoT	Internet of Things
IPLC	International Data Center or International Connectivity
IPO	Initial Public Offering
IPR	Intellectual Property Rights
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KNKG	Komite Nasional Kebijakan Governance or Governance Policy National Committee
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	Komisi Pemberantasan Korupsi or Corruption Eradication Commission
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
KSPKI	Indonesian Financial Reporting Standards Framework or Kerangka Standar Pelaporan Keuangan Indonesia
KTI	Kawasan Timur Indonesia or Eastern Indonesia
kWh	KiloWatt Hour
LED	Light Emitting Diode
LEO	Low Earth Orbit
LHKPN	State Official Wealth Reports or Laporan Harta Kekayaan Penyelenggara Negara
LSA	Long Service Awards
LSE	London Stock Exchange
LSL	Long Service Leaves
LTE	Long Term Evolution
LTI	Long Term Incentive
M&A	Merger & Acquisition
MDI	Metra Digital Investama
MDM	Metra Digital Media
MNO	Mobile Network Operator
MPO	Man Power Outsourcing
MSOP	Management Stock Ownership Program
MSE	Micro and Small Enterprise
MSA	Managed Service Agreement

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Keyword	Descriptions
MTN	Medium-Term Notes
MTTI	Mean Time to Install
MTTR	Mean Time to Repair
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NIB	Nomor Induk Berusaha
NITS	Network & IT Solution
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NPISHs	Non-Profit Institutions Serving Households
NSP	Nada Sambung Pribadi
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OJK	Otoritas Jasa Keuangan or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over the Top
PaDi	Pasar Digital
PAYU	Pay As You Use
PANCEK	Corruption Prevention Guide or Panduan Cegah Korupsi
PEFINDO	PT Pemeringkat Efek Indonesia
Pemilu	General Election or Pemilihan Umum
Permendagri	Minister of Home Affairs Regulation or Peraturan Menteri Dalam Negeri
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PMO	Project Management Office
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service
PPID	Pejabat Pengelola Informasi dan Dokumentasi or Information Management and Documentation Officer
PPKM	Pemberlakuan Pembatasan Kegiatan Masyarakat
PPMP	Program Pensiun Manfaat Pasti
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
PSTN	Public Switched Telephone Network
QMS	Quality Management System
QoS	Quality of Service
RJPP	Rencana Jangka Panjang Perseroan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
RMI	Risk Maturity Index
ROA	Return on Asset
ROE	Return on Equity
RPT	Related Party Transaction
SaaS	Software as a Service
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goals
SD-WAN	Software Defined-Wide Area Network
SEA-ME-WE 5	Southeast Asia-Middle East -Western Europe 5
SEA-ME-WE 6	Southeast Asia-Middle East -Western Europe 6
SEA-US	Southeast Asia-United States
SEC	Securities and Exchange Commission
SEM	Structural Equation Modeling
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SFH	School from Home
SGM	Senior General Manager
SIC	Standing Intepretations Committee

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Keyword	Descriptions
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SJUT	Integrated Utility Network Facilities or Sarjana Jaringan Utilitas Terpadu
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System
SKSO	Sistem Komunikasi Serat Optik or Fiber Optic Communication System
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMAP	Sistem Manajemen Anti Penyuapan or Anti-Bribery Management System
SMB	Small Medium Business
SME	Small and Medium Enterprise
SMK	Sekolah Menengah Kejuruan or Vocational School
SMK3/OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SOX	Sarbanes Oxley Act
SP	Strategic Portfolio
SPI	Sistem Pengendalian Internal or Internal Control System
SROI	Social Return on Investment
SSO	Shared Service Operation
TAM	Tele Account Management
THR	Tunjangan Hari Raya or Religious Holiday Allowance
TIOC	Telkom Integrated Operation Center
TKDN	Tingkat Komponen dalam Negeri
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
TPID	Regional Inflation Control Team or Tim Pengendalian Inflasi Daerah
TPIP	Central Inflation Control Team or Tim Pengendalian Inflasi Pusat
UPG	Gratification Management Unit or Unit Pengendalian Gratifikasi
USD	United States Dollar
USO	Universal Service Obligation
VAR	Value Added Reseller
VF	Volatile Food
VOD	Video on Demand
VOD	Voice over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
VR	Virtual Reality
WBS	Whistleblowing System
WEO	World Economic Outlook
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

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APPENDIX 3:

CROSS REFERENCE TO THE CIRCULAR LETTER BY THE FINANCIAL SERVICES AUTHORITY NO. 16/SEOJK.04/2021

No.	CRITERIA		EXPLANATION	PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report is presented in the form of printed documents and electronic copies of documents.
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.
3.	Annual Report can present information in the form of pictures, graphs, tables, and/or diagrams by including clear titles and/or descriptions, thus they are easy to read and understand.
4.	Annual Report presented in the form of a copy of an electronic document is the Annual Report converted in PDF format.
II	CONTENT OF ANNUAL REPORT
1.	Annual Report should at least contain information about:	1)	key financial data highlight;	14-16
		2)	stock information (if any);	17-19
		3)	Board of Commissioners’ report;	23-27
		4)	Directors’ report;	28-32
		5)	Issuer or Public Company’s profile;	8-10
		6)	management discussion and analysis;	79-139
		7)	Issuer or Public Company’s governance;	141-311
		8)	Issuer or Public Company social and environmental responsibility;	313-326
		9)	audited annual financial report; and	Exhibit 99
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.	33-34
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

14-16
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling interests;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.
b.	Stock Information	Information of stock for Public Company shall at least contains:		17-19
		1)	stock issued for three months period (if any) presented in comparative

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No.	CRITERIA		EXPLANATION		PAGES
form in the last 2 (two) financial years at least contain:
			a)	outstanding stock;
			b)	market capitalization by the price in the Stock Exchange where the stock is listed;
			c)	highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed; and
			d)	traded volume in the Stock Exchange where the stock is listed;
			e)	stock prices before and after corporate actions;
2)

in the event of corporate actions such as stock split, reverse stock, stock dividend, stock bonus, and par value decrease, stock price information referred to in point 1) should then include explanation concerning at least:

18-19
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;
			c)	amount of outstanding stock before and after corporate actions; and
			d)	number of conversion effects executed (if any); and
			e)	stock price before and after corporate actions;
		3)	in the event that the company’s stock trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		No suspension/delisting
4)

in the event that the suspension as referred to in number 3) and/or the process of delisting is still ongoing until the final period of the Annual Report, the Issuer or Public Company should explain the actions taken to resolve the matter.

No suspension/delisting
c.	Board of Directors’ Report	Board of Directors’ Report shall at least contain:			28-32
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	Board of Directors' role in strategy formulation and the strategic policy of the Issuer or Public Company;
			c)	the process carried out by the Board of Directors to ensure the implementation of the Issuer's or Company's strategy Public;
			d)	comparison between the results achieved with those targeted by the Issuer or Public Company; and
			e)	constraints experienced by Issuers or Public Company;
		2)	description of the Issuer or Public Company's business prospects; and
		3)	implementation of Issuer or Public Company’s governance.
d.	Board of Commissioners’ Report	Board of Commissioners’ Report shall at least contains:			23-27
1)

assessment on the performance of the Directors in managing the Issuer or Public Company, including supervision of the Board of Commissioners in the formulation and implementation of the Issuer's or Public Company's strategy by the Board of Directors;

		2)	overview on the business prospects of Issuer or Public Company established by the Board of Directors;
		3)	overview on the implementation of Issuer or Public Company’s governance;
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:			8
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	access to Issuer or Public Company, including branch or representative offices that enables people to obtain the information of:		8
			a)	address;

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No.	CRITERIA		EXPLANATION		PAGES
			b)	telephone number;
			c)	e-mail address; and
			d)	website address;
		3)	brief history of the Issuer or Public Company;		39
		4)	vision and mission of Issuer or Public Company and corporate culture or company values;		36-38
		5)	business activities according to the latest articles of association, business activities conducted during the financial year, and as well as types of goods and/or services produced;		40-41
		6)	the operational area of Issuer or Public Company; is an area for the implementation of operational activities or the range of the company’s operational activities.		12-13
		7)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under Board of Directors including the committees under Board of Directors (if any) and committees under the Board of Commissioners, accompanied by name and position;		42
		8)	a list of industry association memberships both on a national and international scale related to the implementation of sustainable finance;		43-44
		9)	profile of the Directors, consisting of at least:		52-56
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
(1) legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
(2) double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Directors, members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including the names of affiliated parties. In the event that a member of the Board of Directors has no affiliation, the Issuer or Public Company shall disclose this matter; and	56
			h)	changes in the composition of the members of the Board of Directors and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Directors, it will be disclosed regarding this matter	56
		10)	profile of Board of Commissioners, consisting of:		45-51
			a)	name and title;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background and/or certification;
			f)	employment record, consisting of:
(1) legal basis for the appointment as a member of the Board of Commissioners
(2) legal basis for the first appointment as a member of the Board of Commissioners who is an independent commissioner of the related Issuer or Public Company;

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(3)

double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions, both inside and outside the Issuer or Public Company. In the event that a member of the Board of Commissioners does not have double positions, then this is disclosed; and

(4) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including names of affiliated parties; In the event that a member of the Board of Commissioners does not have any affiliation, the Issuer or Public Company shall disclose this matter;	50
			h)	statement of independence of the independent commissioner in the event that the independent commissioner has served more than 2 (two) terms; and	50
			i)	changes in the composition of the members of the Board of Commissioners and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Commissioners, this matter shall be disclosed;	51
		11)	in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;		51
		12)	number of employees by gender, position, age, education level, and employment status (permanent/contracted) in the financial year. Disclosure of information can be presented in tabular form.		59-61
		13)	name of shareholders and ownership percentage at the end of financial year, information includes among others:		62-64
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
b)

member of Directors and Board of Commissioners owning shares of Issuer or Public Company. In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not own shares, then this matter is disclosed; and

			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
The above information can be presented in tabular form.
14)

the percentage of indirect ownership of the shares of the Issuer or Public Company by members of the Board of Directors and members of the Board of Commissioners at the beginning and end of the financial year, including information on shareholders registered in the shareholder register for the benefit of indirect ownership of members of the Board of Directors and members of the Board of Commissioners;

In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not have indirect ownership of the shares of the Issuer or Public Company, this matter shall be disclosed.

68-70
		15)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:		62-64
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;

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		16)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		62
17)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

65-70
18)

chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s stock are listed including stock splits, reverse stock, stock dividends, shares bonuses, and changes in the nominal value of shares, implementation of conversion effects, implementation of capital additions and subtractions (if any);

71-72
19)

information of other securities listing other than the securities referred to in point 18) which have not matured in the financial year at least contain the name of the securities, year of issue, interest rate/yield, maturity date, offering value, and rating of securities (if any);

73-74
		20)	information on the use of public accounting services (AP) and public accounting firms (KAP) and their networks/associations/allies include:		75-76
			a)	name and address;
			b)	assignment period;
			c)	information on audit and/or non-audit services provided;
			d)	audit and/or non-audit fee for each assignment given during the financial year; and
			e)	in the event that AP and KAP and their networks/associations/allies, which are appointed do not provide non-audit services, then the information is disclosed; and
Disclosure of information on the use of AP and KAP services and their networks/associations/allies can be presented in tabular form.
		21)	name and address of capital market supporting institutions and/or professions other than AP and KAP.		75
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

79-139
		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability;
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

110-123
			a)	current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	cash flow;
		3)	capability to pay debts by presenting relevant ratio;		124
		4)	account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;		128
		5)	capital structure and management’s policies on the capital structure, as		125

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well as basis of the policy making;
		6)	discussion on material commitment for the investment of capital expenditure with explanation concerning:		126-127
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on realization of investment of capital expenditure within the last Financial year, that at least contains:		126-127
			a)	type of capital expenditure investments;
			b)	purpose of capital expenditure investments;
			c)	value of capital expenditure investments issued;
		8)	material information and facts occurring after the date of accountant’s report (if any);		129
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

130-131
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		132
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company;
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		133
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company;
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		97-109
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		134
			a)	dividend policy; including information on the percentage of dividends distributed to net income;
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;
Disclosure of information can be presented in tabular form. In the event that the Issuer or Public Company does not distribute dividends in the last 2 (two) years, this matter shall be disclosed.
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:		135
a)

in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment,		136

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expansion, divestment, merge, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:

			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations;
			f)	in the event that there is an affiliation relationship, in addition to disclosing the information as referred to in letter a) to letter e), the Issuer or Public Company also discloses information:
(1)

a statement from the Board of Directors that the affiliate transaction has gone through adequate procedures to ensure that the affiliated transaction is carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle; and

(2)

the role of the Board of Commissioners and the audit committee in carrying out adequate procedures to ensure that affiliated transactions are carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle;

g)

for affiliated transactions or material transactions which are business activities carried out in order to generate business income and are carried out regularly, repeatedly and/or continuously, an explanation is added that the affiliated transactions or material transactions are business activities carried out in order to generate business income and are carried out regularly. routine, repetitive, and/or continuous;

In the case of affiliate transactions or material transactions referred to has been disclosed in the report annual financial, added information regarding disclosure references in reports the annual finances.

h)

for disclosure of affiliated transactions and/or conflict of interest transactions resulting from the implementation of affiliated transactions and/or conflict of interest transactions that have been approved by independent shareholders, additional information regarding the date of the GMS which approved the affiliated transactions and/or conflict of interest transactions is added;

			i)	in the event that there are no affiliated transactions and/or conflict of interest transactions, then such matters shall be disclosed;
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and		137
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any).		138
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:
		1)	General Meeting of Shareholders (GMS) shall at least contain:		150-161
			a)	Information regarding the resolutions of the GMS in the financial year and 1 (one) year prior to the financial year includes:
(1) resolutions of the GMS in the financial year and 1 (one) year before the financial year are realized in the financial year; and
(2) resolutions of the GMS for the financial year and 1 (one) year before the financial year that have not been realized and the reasons for not realizing them;
			b)	in the event that the Issuer or Public Company uses an independent

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party in the conduct of the GMS to calculate the votes, then this matter shall be disclosed;
		2)	Directors, consisting of among others:		236-258
a)

scope of work and responsibility of each member of the Directors;

Information regarding the duties and responsibilities of each member of the Board of Directors is described and can be presented in tabular form.

			b)	disclosure that the Directors have Directors’ charter;
c)

policies and implementation regarding the frequency of meetings of the Board of Directors, joint meetings of the Board of Commissioners, and the level of attendance of members of the Board of Directors in such meetings including attendance at the GMS;

Information on the level of attendance of members of the Board of Directors at the meeting of the Board of Directors, the meeting of the Board of Directors with the Board of Commissioners, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Directors:
(1) policies on training and/or improving the competence of members of the Board of Directors, including an orientation program for newly appointed members of the Board of Directors (if any); and
(2) training and/or competency improvement attended by members of the Board of Directors in the financial year (if any);.
			e)	The Board of Directors' assessment of the performance of the committees that support the implementation of the Board of Directors' duties for the financial year shall at least contain:
(1) performance appraisal procedures; and
(2) criteria used such as performance achievement during the financial year, competence and attendance in a meeting; and
			f)	in the case that the Issuer or Public Company does not have a committee that supports the implementation of tasks the Board of Directors, then it is disclosed regarding this matter.
		3)	Board of Commissioners, consisting of among others:		162-235
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
c)

policies and implementation of the frequency of meetings of the Board of Commissioners, meetings of the Board of Commissioners with the Board of Directors and the level of attendance of members of the Board of Commissioners in the meeting including attendance at the GMS;

Information on the level of attendance of members of the Board of Commissioners at the meeting of the Board of Commissioners, the meeting of the Board of Commissioners with the Board of Directors, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Commissioners:
(1) policies on training and/or improving the competence of members of the Board of Commissioners, including orientation programs for newly appointed members of the Board of Commissioners (if any); and
(2) training and/or competency improvement attended by members of the Board of Commissioners in the financial year (if any);
			e)	performance appraisal of the Board of Directors and the Board of Commissioners as well as each member of the Board of Directors and

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the Board of Commissioners, including among others:
(1) procedure of performance assessment implementation;
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings; and
(3) parties conducting the assessment;
			f)	The Board of Commissioners' assessment of the performance of the Committees that support the implementation of the duties of the Board of Commissioners in the financial year includes:
(1) performance appraisal procedures; and
(2) the criteria used are performance achievements during the financial year, competence and attendance at meetings;
		4)	The nomination and remuneration of the Board of Directors and the Board of Commissioners shall at least contain:		207-209
			a)	nomination procedure, including a brief description of the policies and process for nomination of members of the Board of Directors and/or members of the Board of Commissioners; and
			b)	procedures and implementation of remuneration for the Board of Directors and the Board of Commissioners, among others:
(1) procedures for determining remuneration for the Board of Directors and the Board of Commissioners;
(2) the remuneration structure of the Board of Directors and the Board of Commissioners such as salaries, allowances, bonuses and others; and
(3) the amount of remuneration for each member of the Board of Directors and member of the Board of Commissioners; Disclosure of information can be presented in tabular form.
		5)	Syariah supervisory board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:		Not relevant
			a)	name;
			b)	the legal basis for the appointment of the syariah supervisory board;
			c)	period of assignment of the syariah supervisory board;
			d)	tasks and responsibilities of syariah supervisory board; and
			e)	frequency and method of advising and supervisory on the compliance of syariah principles in capital market toward the Issuer or Public Company;
		6)	Audit Committee, consisting of among others:		183-196
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as member of committee;
(2) double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and
(3) work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings; and

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			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
		7)	Committee or function of nomination and remuneration of Issuers or Public Companies, consisting of among others:		197-209
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			l)	brief description activities during the financial year;
			m)	in the event that no nomination and remuneration committee is formed, the Issuer or Public Company is sufficient to disclose the information as referred to in letter i) to letter l) and disclose:
(1) reasons for not forming the committee; and
(2) the party carrying out the nomination and remuneration function;
8)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors (if any) and/or committees that support the functions and duties of the Board of Commissioners, consisting of among others:

210-235
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings; and
			l)	brief description activities during the financial year;
		9)	Corporate Secretary, consisting among others:		259-261

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			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
(1) legal basis of appointment as Corporate Secretary; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	training and/or competency improvement that have been followed in the financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		10)	Internal audit unit, consisting among others:		262-266
			a)	name of internal audit unit’s chief;
			b)	employment record, consisting of:
(1) legal basis of appointment as internal audit unit’s chief; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an internal audit (if any);
			d)	training and/or competency improvement that have been followed in the financial year;
			e)	structure and position of internal audit unit;
			f)	description of tasks and responsibilities of internal audit unit;
			g)	disclosure that the unit has charter internal audit unit; and
h)

brief description of the implementation of the duties of the internal audit unit in the financial year including the policy and implementation of the frequency of meetings with the Board of Directors, Board of Commissioners, and/or audit committee;

		11)	description of internal control system implemented by Issuer or Public Company, consisting of at least:		267-270
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
			c)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		12)	risk management system implemented by Issuer or Public Company, consisting of at least:		271-290
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
			d)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		13)	legal cases that have a material impact faced by Issuers or Public Companies, subsidiaries, members of the Board of Directors and members of the Board of Commissioners (if any), at least contain:		291
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and
			c)	impacts on the financial condition of the Issuer or Public Company;
		14)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Financial Service Authority and other authorities during the fiscal year (if any);		309
		15)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:		292-293

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			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		16)	a brief description of the policy of providing long-term performance-based compensation to management and/or employees owned by the Issuer or Public Company (if any), including the management stock ownership program (MSOP) and/or share ownership program by employees (employee stock ownership program/ESOP); In terms of providing compensation in the form of a management stock ownership program (MSOP) and/or an employee stock ownership program (ESOP), the information disclosed must at least contain:		294
			a)	amount of stock and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		17)	brief description of disclosure policy information regarding:		295
a)

share ownership of members of the Board of Directors and members Board of Commissioners no later than 3 (three) working days after the occurrence of ownership or any change of ownership of the Company's shares Open; and

			b)	implementation of the said policy;
		18)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:		296-301
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
(1) number of whistleblowing registered and processed in financial year; and
(2) follow up of whistleblowing;
In the event that the Issuer or Public Company does not have a whistleblowing system, it is disclosed regarding this matter.
		19)	a description of the anti-corruption policy of the Issuer or Public Company, at least containing:		302-307
			a)	programs and procedures implemented in overcoming the practice of corruption, kickbacks, fraud, bribery and/or gratuities in Issuers or Public Companies; and
			b)	anti-corruption training/socialization to employees of Issuers or Public Companies;
In the event that the Issuer or Public Company does not have an anti-corruption policy, the reasons for not having the said policy are explained.
		20)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:		141-147
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any).
Disclosure of information can be presented in tabular form.
h.	Social and Environmental Responsibility of	1)

Information disclosed in the social and environmental responsibility section is a Sustainability Report as referred to in the Financial Services Authority’s Regulation No. 51/POJK.03/2017 concerning the

Telkom publish the 2024 Sustainability Report separately

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	Issuer or Public Company		Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies, containing at least :
			a)	explanation of the sustainability strategy;
			b)	an overview of sustainability aspects (economic, social, and environmental);
			c)	brief profile of the Issuer or Public Company;
			d)	explanation of the Board of Directors;
			e)	sustainability governance;
			f)	sustainability performance;
			g)	written verification from an independent party, if any;
			h)	feedback sheet for readers, if any; and
			i)	the response of the Issuer or Public Company to the previous year's report feedback;
2)

The Sustainability Report as referred to in number 1), must be prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Financial Services Authority Circular Letter;

		3)	Information on the Sustainability Report in number 1) could be:		Information available on Sustainability Report 2024
a)

disclosed in other relevant sections outside of the social and environmental responsibility section, such as the Directors' explanation regarding the Sustainability Report disclosed in the section related to the Directors' Report; and/or

b)

refers to other sections outside the social and environmental responsibility section while still referring to the Technical Guidelines for the Preparation of Sustainability Reports for Issuers and Public Companies as listed in Appendix II which is an integral part of this Financial Services Authority Circular Letter, such as profiles Issuer or Public Company;

		4)	The Sustainability Report as referred to in number 1) is an inseparable part of the Annual Report but can be presented separately from the Annual Report;		Telkom publish the 2024 Sustainability Report separately
		5)	In the event that the Sustainability Report is presented separately from the Annual Report, the information disclosed in the said Sustainability Report must:
			a)	contains all the information as referred to in number 1); and
b)

prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Circular Letter of Financial Services Authority;

		6)	In the event that the Sustainability Report is presented separately from the Annual Report, then the social and environmental responsibility section contains information that information regarding social and environmental responsibility has been disclosed in the Sustainability Report which is presented separately from the Annual Report; and		313
		7)	Submission of the Sustainability Report which is presented separately from the Annual Report must be submitted together with the submission of the Annual Report.
i.	Audited Financial Statement	The annual financial statements contained in the Annual Report are prepared in accordance with financial accounting standards in Indonesia and have been audited by a public accountant registered with the Financial Services			369

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No.	CRITERIA	EXPLANATION	PAGES

Authority. The said annual financial report contains a statement regarding the accountability for financial statements as regulated in the Financial Services Authority Regulation regarding the Board of Directors' responsibility for financial reports or the laws and regulations in the capital market sector which regulates the periodic reports of securities companies in the event that the Issuer is a securities company.

j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix I as an inseparable part of the  Circular Letter of FSA.

33-34

Table of Content

APPENDIX 4:

AFFILIATE TRANSACTIONS LIST

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Telkom
SHL Interest					✓					✓										✓				✓					✓			✓									✓
Dividend										✓					✓								✓													✓
ESOP																											✓
Advertising/Printing Service														✓	✓			✓
APP2P Service														✓																														✓
Technical Assistant/Investigation Survey Service																															✓				✓
Colocation/Maintenance/Supporting Service										✓										✓
CPE Managed Application Service																												✓		✓		✓
Credit Voucher Fee Service/RITNAS																																✓
Health Service							✓
I/C IDD 007 Service																																	✓	✓	✓
ii_007 – Signaling Service																																			✓
Domestic Incoming Service (Interconnection)																																			✓
Incubation Service													✓
Device Installation Service																											✓														✓
Construction Service										✓													✓
Content Service/PIB																																			✓
Data Center Service																																								✓
e-Payment/Money Service									✓
IoT Service																																			✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Lease & Trade Service										✓													✓
License/Application Service																										✓	✓		✓
Maintenance Service																							✓									✓
Manage Capacity Service																							✓
Management Service														✓										✓				✓							✓
PE2PE Service																																			✓
Building/Site Management Service										✓		✓																														✓
Building/Tower Lease Service																											✓					✓
Royalty Service																													✓
Telecommunication Facilities Service: CINOP, GRX etc																																			✓
SARTEL-SARPEN Service				✓														✓		✓			✓	✓											✓					✓
SARTEL-SARPEN (IDR) Service																	✓										✓	✓
SARTEL-SARPEN Service-CALLCENTER																													✓
SARTEL-SARPEN Service-WIFI.ID (IDR)																																			✓	✓
SARTEL-SARPEN Service-WIFI.ID (USD)																																				✓
Satellite Link/Transponder/VISAT/Circuit Service																					✓			✓						✓
Link Lease Service: Metroethernet, Astinet, VPN IP, DINACCESS			✓	✓			✓	✓	✓	✓		✓	✓	✓	✓		✓	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓		✓			✓	✓				✓	✓	✓	✓	✓
Work Facilities Rental Service/Seat Management																																✓
Training/Assessment Service									✓				✓	✓	✓		✓	✓		✓			✓				✓	✓	✓	✓		✓				✓	✓			✓	✓	✓
Balebat
Advertising/Printing Service	✓
Infomedia Solusi Humanika
Colocation/Maintenance/Supporting Service																				✓																					✓
Outsourcing Service	✓														✓				✓				✓	✓		✓	✓					✓			✓	✓				✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Media Nusantara Data Global
Colocation/Maintenance/Supporting Service	✓																																		✓	✓					✓
Data Center Service																								✓
NeutraDC Singapore
Colocation/Maintenance/Supporting Service																						✓												✓
Admedika
Health Service	✓																										✓
Collega Inti Pratama
License/Application Service	✓
Finnet
Collection Service	✓																																		✓
Colocation/Maintenance/Supporting Service																				✓
e-Data Service																											✓
Credit Voucher Fee Service/RITNAS																																✓
Injapati Service/VAS: call center, calling card, vas																																	✓
e-Payment/Money Service	✓
Graha Sarana Duta
ESOP	✓
Technical Assistance Service/Investigation Survey																																					✓			✓
Colocation/Maintenance/Supporting Service																																								✓
Hosting Service/CDN																																			✓
Construction Service	✓
Building/Site Management Service	✓						✓				✓			✓					✓	✓	✓			✓		✓			✓			✓			✓	✓					✓		✓
Building/Tower Lease Service																											✓
Supporting Service															✓								✓							✓	✓
Management Transport Service	✓																						✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Graha Telkom Sigma
Colocation/Maintenance/Supporting Service																																								✓
Electricity Service																																								✓
Graha Yasa Selaras
Building Management Service/Site	✓
MD Investama
Dividend															✓
Incubation Service	✓
Metra Digital Media
Advertising/Printing Service	✓														✓			✓	✓								✓					✓			✓	✓								✓
APP2P Service	✓
Colocation/Maintenance/Supporting Service																				✓
Management Service	✓
Satellite Service & VAS	✓
SMS KA Service	✓																							✓
Metra Net
Advertising/Printing Service	✓	✓								✓				✓									✓			✓			✓						✓
Colocation/Maintenance/Supporting Service	✓																			✓
CPE Managed Device Service																	✓
Supporting Service							✓																									✓
Satellite Service & VAS																																							✓
Training/Assessment Service																																									✓
Metra TV
Content Service/PIB																																			✓
NU TECH
Colocation/Maintenance/Supporting Service																				✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
CPE Managed Device Service	✓																																		✓
E-Payment/Money Service																																			✓
Supporting Service	✓
Sharing EDC Cooperation																							✓
NUON
Advertising/Printing Service														✓
Colocation/Maintenance/Supporting Service	✓
Content Service/PIB	✓																					✓											✓		✓				✓					✓
SARTEL-SARPEN Service	✓
Pojok Celebes Mandiri
E-ticketing Service							✓					✓		✓										✓					✓	✓		✓								✓
Sigma Cipta Caraka
ESOP	✓
Colocation/Maintenance/Supporting Service	✓					✓	✓		✓	✓				✓	✓		✓	✓			✓		✓	✓		✓		✓	✓	✓				✓	✓	✓				✓	✓	✓	✓
License/Application Service																											✓
Maintenance Service																																✓
Supporting Service																														✓					✓
SARTEL-SARPEN Service																																								✓
Server Lease Service									✓
Sigma Metrasys
License/Application Service																																		✓		✓
SSI
Colocation/Maintenance/Supporting Service																				✓
Satellite Link Service/Transponder/VISAT/Circuit	✓
Telin Malaysia
Colocation/Maintenance/Supporting Service						✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Satellite Link Service/Transponder/VISAT/Circuit																																													✓
Telkom Akses
Technical Assistance Service/Investigation Survey																											✓	✓							✓
Colocation/Maintenance/Supporting Service																										✓
Access Network Service	✓
Construction Service	✓																																			✓
Maintenance Service	✓
Manage Capacity Service	✓
Management Service																	✓																							✓
Supporting Service										✓
Training/Assessment Service																																							✓
Transport Management Service										✓
Telkomsat
Advertising/Printing Service														✓
Incubation Service	✓
Device Installation Service	✓
Manage Capacity Service	✓
Management Service	✓
Telecommunication Facilities Service: CINOP, GRX etc																																				✓
Satellite Link/Transponder/VISAT/Circuit Service	✓																									✓				✓					✓
Satellite Service & VAS																✓
TIF
Management Service	✓
Mitratel
ESOP	✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Technical Assistance Service/Investigation Survey	✓																									✓
Device Installation Service	✓
Maintenance Service																								✓																	✓
Manage Capacity Service	✓
Building/Site Management Service	✓
Building Lease Service/Tower	✓																																		✓				✓
SARTEL-SARPEN (IDR) Service	✓
Rental Power Supply Service																																									✓
Digital Aplikasi Solusi
Colocation/Maintenance/Supporting Service																				✓
CPE Managed Application Service	✓																																		✓	✓
License/Application Service										✓													✓				✓
Management Service	✓
Infomedia Nusantara
Advertising/Printing Service																											✓
Technical Assistance Service/Investigation Survey																															✓
Call Center/Contact Center Service – Outsourcing	✓							✓																✓											✓							✓		✓
Colocation/Maintenance/Supporting Service																				✓
Injapati/VAS Service: call center, calling card, vas																																				✓
Access Network Service	✓
Management Service																		✓
Outsourcing Service	✓																		✓				✓			✓						✓			✓			✓
Building/Site Management Service										✓
Supporting Service															✓																					✓
SARTEL-SARPEN Service-CALLCENTER	✓
Multimedia Nusantara

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
SHL Interest																				✓
Dividend																				✓
ESOP	✓
Advertising/Printing Service	✓
Content Service/PIB	✓																							✓											✓
Data Center Service																				✓
Building/Site Management Service																																										✓
Building/Tower Lease Service	✓
Supporting Service	✓							✓		✓					✓					✓			✓				✓								✓
Satellite Link/Transponder/VISAT/Circuit Service																								✓
Persada Sokka Tama
Technical Assistance Service/Investigation Survey	✓																									✓
Construction Service	✓
Manage Capacity Service	✓
Building/Tower Lease Service																																			✓
PINS
ESOP	✓
Colocation/Maintenance/Supporting Service																				✓
CPE Managed Application Service	✓																											✓
CPE Managed Device Service																																			✓
CPE Managed Network Service	✓																									✓	✓
Credit Voucher Fee Service/RITNAS	✓
Lease & Trade Service		✓
Maintenance Service	✓
Building/Site Management Service																																			✓							✓
Supporting Service															✓														✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Work Facilities Rental Service/Seat Management	✓		✓										✓											✓						✓						✓
Server Rental Service	✓
Telin Hong Kong
I/C IDD 007 Service	✓													✓															✓
Content Service/PIB																		✓
Satellite Link/Transponder/VISAT/Circuit Service	✓
SMS KA Service																																			✓
Telin Singapore
Colocation/Maintenance/Supporting Service						✓
I/C IDD 007 Service	✓
Data Center Service																																								✓
Supporting Service																		✓
Telkomsel
Advertising/Printing Service	✓													✓	✓															✓
APP2P Service	✓
Collection Service									✓
Colocation/Maintenance/Supporting Service				✓																✓
CPE Managed Device Service																																✓
Credit Voucher Fee Service/RITNAS									✓															✓					✓
I/C IDD 007 Service	✓																																✓						✓
Incoming Domestic Service (Interconnection)	✓
Content Service/PIB	✓													✓				✓												✓
E-Payment/Money Service																	✓
IoT Service	✓
Management Service	✓
Outsourcing Service																													✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
PE2PE Service	✓
Building/Site Management Service										✓																																✓
Service Solution Management Service & Power																							✓
Building/Tower Rental Service																											✓				✓
Supporting Service																														✓											✓
Telecommunication Facilities Service: CINOP, GRX etc	✓																															✓
SARTEL-SARPEN Service																								✓
SARTEL-SARPEN Service-WIFI.ID (IDR)	✓
Satellite Link/Transponder/VISAT/Circuit Service																								✓
Link Lease Service: Metroethernet, Astinet, VPN IP, DINACCESS	✓
Lease Power Supply Service																											✓
SMS KA Service														✓
TII
ESOP	✓
Technical Assistance Service/Investigation Survey																																													✓
Colocation/Maintenance/Supporting Service						✓														✓
Hosting Service/CDN	✓																												✓
International IPLC/SIMBOX Service																								✓											✓
Management Service																																									✓
Supporting Service															✓
SARTEL-SARPEN Service-WIFI ROAMING (IDR)	✓
SARTEL-SARPEN Service-WIFI ROAMING (USD)	✓
Satellite Link/Transponder/VISAT/Circuit Service	✓

Table of Content

Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Link Lease Service: Metroethernet, Astinet, VPN IP, DINACCESS	✓
Telin Timor Leste
I/C IDD 007 Service																																			✓
Content Service/PIB																		✓
Telin USA
Technical Assistance Service/Investigation Survey													✓
Telkom Data Ekosistem
Technical Assistance Service/Investigation Survey																																										✓
Colocation/Maintenance/Supporting Service	✓						✓		✓											✓			✓											✓		✓
Data Center Service	✓													✓										✓				✓
SARTEL-SARPEN Service	✓
Telkom Infra
Device Installation Service	✓																									✓
Maintenance Service																																			✓					✓
Manage Capacity Service	✓
Management Service																																				✓			✓
Supporting Service																																			✓
Telkom Landmark Tower
Technical Assistance Service/Investigation Survey																																								✓
Credit Voucher Fee Service/RITNAS																				✓
Content Service/PIB																														✓
Building/Site Management Service	✓								✓					✓				✓						✓	✓					✓		✓			✓	✓					✓		✓	✓
Building/Tower Lease Service	✓												✓							✓							✓		✓		✓
Supporting Service															✓
TelkoMedika

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Service Receiver	Telkom	Balebat	Infomedia Solusi Humanika	Media Nusantara Data Global	NAPSINDO	NeutraDC Singapore	Admedika	Collega Inti Pratama	Finnet	Graha Sarana Duta	Graha Telkom Sigma	Graha Yasa Selaras	MD Investama	Metra Digital Media	Metra Net	Metra TV	NU TECH	NUON	Pojok Celebes Mandiri	Sigma Cipta Caraka	SSI	Telin Malaysia	Telkom Akses	Telkomsat	Telkomsel Mitra Inovasi	TIF	Mitratel	Digital Aplikasi Solusi	Infomedia Nusantara	Multimedia Nusantara	Persada Sokka Tama	PINS	Telin Hong Kong	Telin Singapore	Telkomsel	TII	Teknologi Data Infrastruktur	Telin Australia	Telin Timor Leste TP USD	Telkom Data Ekosistem	Telkom Infra	Telkom Landmark Tower	TelkoMedika	Telkomsel Ekosistem Digital	TSGN
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	38	39	40	41	42	43	44	45	46
Health Service	✓							✓		✓		✓						✓		✓			✓	✓		✓	✓					✓			✓	✓	✓			✓	✓	✓
Telkomsel Ekosistem Digital
Content Service/PIB																		✓

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CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidated Financial Statements 2024 and Audited Financial Statements 2024 for Program Pendanaan Usaha Mikro dan Usaha Kecil

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ANNUAL REPORT 2024 FEEDBACK FORM

PT TELKOM INDONESIA (PERSERO) TBK

Thank you for your willingness to read this 2024 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1.	In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.
	SA	A	OTA	D	SD
2.	In your opinion, the material in this report including the data and information presented is easy to understand and understand.
	SA	A	OTA	D	SD
3.	In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.
	SA	A	OTA	D	SD
4.	In your opinion, the material in this report including the data and information presented is reliable for decision-making.
	SA	A	OTA	D	SD

Remarks:

SA: Strongly Agree	A: Agree	OTA: On The Average	D: Disagree	SD: Strongly Disagree

5.	In your opinion, what information has been submitted in this report and is felt to be useful?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.	In your opinion, what information has been conveyed in this report and is felt to be of little use?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.	In your opinion, what about the display of this report both from the contents, design and layout as well as photos included?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.	In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Your profile
Full name	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Age and Gender	: . . . . . . . . . . .Yo. M / F (cross the unnecessary ones)
Institution / Company	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Type of Institution / Company	:	Government	Industry	Media
		NGO	Public	Etc

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Returning forms and other matters related to the 2024 Annual Report can be submitted to:

Investor Relations

The Telkom Hub, Telkom Landmark Tower 51st Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id